SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑    Form  40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS

Exhibit	Description

1.1	Circular of the registrant dated June 7, 2005 regarding the proposed privatization of Hutchison Global Communications Holdings Limited, a subsidiary of the registrant.

1.2	Circular of Hutchison Global Communications Holdings Limited dated June 7, 2005 regarding the proposed privatization of Hutchison Global Communications Holdings Limited.

1.3	Form of proxy for shareholders of Hutchison Global Communications Holdings Limited in connection with a court meeting to be held on June 29, 2005 regarding the proposed privatization of Hutchison Global Communications Holdings Limited.

1.4	Form of proxy for shareholders of Hutchison Global Communications Holdings Limited in connection with a special general meeting to be held on June 29, 2005 regarding the proposed privatization of Hutchison Global Communications Holdings Limited.

1.5	Announcement of Hutchison Global Communications Holdings Limited dated June 6, 2005 regarding the establishment of an independent board committee of Hutchison Global Communications Holdings Limited and the appointment of an independent financial adviser to the independent board committee in connection with the proposed privatization of Hutchison Global Communications Holdings Limited.

1.6	Notice of a court meeting of shareholders of Hutchison Global Communications Holdings Limited dated June 7, 2005 in connection with the proposed privatization of Hutchison Global Communications Holdings Limited.

1.7	Notice of a special general meeting of shareholders of Hutchison Global Communications Holdings Limited dated June 7, 2005 in connection with the proposed privatization of Hutchison Global Communications Holdings Limited.

1.8	Joint announcement of the registrant and Hutchison Global Communications Holdings Limited dated June 7, 2005 in connection with the proposed privatization of Hutchison Global Communications Holdings Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/S/ CHAN TING YU
Chan Ting Yu
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in HTIL (as defined herein), you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this circular is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. The ordinary shares of HTIL contemplated to be delivered in the proposed privatisation have not been, and will not be, registered with the United States Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

This circular contains forward-looking statements. Statements that are not historical facts, including statements about HTIL’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and HTIL does not undertake any obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. HTIL cautions readers that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from HTIL’s forward-looking statements can be found in HTIL’s filings with the United States Securities and Exchange Commission.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

DISCLOSEABLE TRANSACTION

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

Financial adviser to Hutchison Telecommunications International Limited

ABN AMRO Asia Corporate Finance Limited

A letter from the HTIL Board (as defined herein) on the Proposal and the Option Offer (each as defined herein) is set out on pages 8 to 28 of this circular.

7 June 2005

– i –

DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

“ABN AMRO”	ABN AMRO Asia Corporate Finance Limited, the financial adviser to HTIL in connection with the Proposal and the Option Offer and licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

“acting in concert”	has the meaning ascribed to such expression under the Takeovers Code

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 HTIL Shares

“Agent”	BOCI Securities Limited at Suite 1601-07, 16th Floor, Cityplaza One, 1111 King’s Road, Taikoo Shing, Hong Kong

“Announcement”	the announcement dated 3 May 2005 issued jointly by HTIL and HGCH relating to, inter alia, the Proposal

“Announcement Date”	3 May 2005, being the date of the Announcement

“associate(s)”	has the meaning ascribed to such expression under the Takeovers Code

“Authorisations”	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal

“Cancellation Consideration”	the Share Alternative or the Cash Alternative

“Cash Alternative”	the cash alternative under the Proposal, being HK$0.65 in cash for each Scheme Share

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Companies Act”	the Companies Act 1981 of Bermuda

“Condition(s)”	the conditions or any of them to which the Proposal is subject, which are set out in the Scheme Document and extracted in paragraph 6 of the Letter from the HTIL Board below

“connected person”	has the meaning ascribed to such expression under the Listing Rules

“Connected Optionholder(s)”	any Optionholder who is a connected person of HWL or of HTIL

DEFINITIONS

“Connected Scheme Shareholder(s)”	any Scheme Shareholder who is a connected person of HWL or of HTIL

“controlling shareholder”	has the meaning ascribed to such expression under the Listing Rules

“Court Meeting”	a meeting of the HGCH Independent Shareholders convened at the direction of the Supreme Court at which the Scheme will be voted upon, which will be held at 4:00 p.m. on Wednesday, 29 June 2005 at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong, notice of which is given by advertisement in English in The Standard and in Chinese in Hong Kong Economic Journal on 7 June 2005 and is set out in the Scheme Document, or any adjournment thereof

“Disinterested Director(s)”	such of the directors of HWL and its subsidiaries in respect of whom the Executive has granted a ruling that they are not presumed to be acting in concert with the HTIL Group on condition that any votes which such directors (who are also HGCH Independent Shareholders) may cast in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code

“DoCoMo”	NTT DoCoMo, Inc., a company incorporated in Japan

“DoCoMo’s Option”	the option granted to DoCoMo on 27 May 2004 to require HWL to purchase or procure the purchase of all the HTIL Shares acquired by DoCoMo pursuant to the exercise of the HWL’s Option subject to and in accordance with its terms and conditions

“Effective Date”	the date on which the Scheme, if approved, becomes effective, which is the date on which a copy of the Supreme Court order sanctioning the Scheme is delivered to and registered by the Registrar of Companies in Bermuda, and which is expected to be Friday, 15 July 2005 (Bermuda time)

“Election Form”	the form of election to be completed by the Scheme Shareholders for election, pursuant to the Scheme, of either the Cash Alternative or the Share Alternative

“Executive”	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any delegate for the time being of the Executive Director

“HGCH”	Hutchison Global Communications Holdings Limited , a company incorporated in Bermuda, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 757)

DEFINITIONS

“HGCH Director(s)”	director(s) of HGCH

“HGCH Group”	HGCH and its subsidiaries

“HGCH Independent Shareholders”	HGCH Shareholders (including the Disinterested Directors) other than the HTIL Group and parties acting in concert with it

“HGCH Last Trading Day”	25 April 2005, being the last trading day prior to the suspension of trading in the HGCH Shares on the Stock Exchange pending the release of the Announcement

“HGCH Share Option Scheme”	the share option scheme of HGCH adopted on 2 April 2002

“HGCH Share(s)”	ordinary share(s) in the share capital of HGCH with a nominal value of HK$0.10 each, trading in board lots of 2,000 HGCH Shares on the Main Board of the Stock Exchange

“HGCH Shareholder(s)”	holder(s) of HGCH Shares

“HGCH Special General Meeting”	the special general meeting of HGCH to be held at 4:30 p.m. on Wednesday, 29 June 2005 (or so soon thereafter as the Court Meeting shall have been concluded or adjourned) at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong, notice of which is given by advertisement in English in The Standard and in Chinese in Hong Kong Economic Journal on 7 June 2005 and is set out in the Scheme Document, or any adjournment thereof

“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HTI(C)”	Hutchison Telecommunications International (Cayman) Holdings Limited, a company incorporated in the Cayman Islands, and a wholly owned subsidiary of HTIL

“HTI(C) Convertible Bond”	the convertible note held by HTI(C) in the principal amount of HK$3,200,000,000 issued by HGCH on 12 March 2004 and convertible into HGCH Shares at an initial conversion price of HK$0.96 per HGCH Share

“HTIL”	Hutchison Telecommunications International Limited , a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

DEFINITIONS

“HTIL Board”	the board of HTIL Directors

“HTIL Director(s)”	director(s) of HTIL

“HTIL Group”	HTIL and its subsidiaries

“HTIL Prospectus”	the prospectus issued by HTIL dated 30 September 2004 for the global offering of HTIL Shares

“HTIL Share(s)”	ordinary share(s) in the share capital of HTIL with a nominal value of HK$0.25 each, trading in board lots of 1,000 HTIL Shares on the Main Board of the Stock Exchange

“HTIL Shareholder(s)”	holder(s) of HTIL Shares

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and a holder, through the HWL Vendor, of approximately 70.16% of HTIL Shares in issue as at the Latest Practicable Date

“HWL Connected Transaction Announcements”	the announcement made by HWL on 27 May 2004, the joint announcement made by HWL and HTIL on 4 October 2004 and the announcements made by HWL on 9 May 2005 and 24 May 2005 disclosing, among other things, the creation, exercise and lapse of the HWL’s Option and the creation, terms and exercise of DoCoMo’s Option

“HWL Vendor”	such wholly owned subsidiary of HWL as is the direct holder of approximately 70.16% of HTIL Shares in issue as at the Latest Practicable Date

“HWL Vendor Share Arrangement”	the arrangement whereby HTIL will procure the HWL Vendor to transfer HTIL Shares to any Connected Scheme Shareholders or Connected Optionholders who validly elect the Share Alternative or (where available) the Option Share Alternative as the form of the Cancellation Consideration or the Option Lapsing Consideration respectively as described in the section entitled “Implications under the Listing Rules – Connected Transaction” in the Letter from the HTIL Board below

“HWL’s Option”	the option granted to HWL on 27 May 2004 to apply all or part of the purchase price of £120,000,000 for the acquisition of the entire issued share capital of the company controlled by DoCoMo for owning 20% of the issued share capital of Hutchison 3G UK Holdings Limited

DEFINITIONS

“Indian Operating Companies”	Hutchison Max Telecom Limited, Hutchison Essar Telecom Limited (now known as Hutchison Essar Mobile Services Limited), Hutchison Telecom East Limited, Hutchison Essar South Limited, Fascel Limited and Aircel Digilink India Limited, providers of telecommunications services in India and indirect non-wholly owned subsidiaries of HTIL

“Latest Practicable Date”	3 June 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Option”	an option to subscribe for HGCH Shares pursuant to the HGCH Share Option Scheme

“Option Election Form”	the form of election to be completed by the relevant Optionholder for acceptance of the Option Offer and election of either the Option Cash Alternative or (where available) the Option Share Alternative as the Option Lapsing Consideration

“Option Cash Alternative”	the cash alternative under the Option Offer, details of which are contained in the Scheme Document and the Optionholder Letters

“Option Lapsing Consideration”	the Option Cash Alternative or (where available) the Option Share Alternative

“Option Offer”	the conditional offer by ABN AMRO, on behalf of HTIL, to the Optionholders on the terms and subject to the conditions contained in the Scheme Document and the Optionholder Letters

“Option Share Alternative”	the share alternative under the Option Offer in the case of Outstanding HGCH Share Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option, further details of which are contained in the Scheme Document and the Optionholder Letters

“Optionholder(s)”	holder(s) of Outstanding HGCH Share Options

“Optionholder Letters”	the letters setting out terms and conditions of the Option Offer which are being sent separately to the relevant Optionholders, a sample of which is set out in Appendix VI to the Scheme Document

“Outstanding HGCH Share Options”	110,400,000 Options granted pursuant to the HGCH Share Option Scheme and outstanding as at the Latest Practicable Date

DEFINITIONS

“PRC”	the People’s Republic of China

“Proposal”	the proposal for the privatisation of HGCH by HTIL by way of the Scheme

“Record Date”	9:00 p.m. (Hong Kong time) on Friday, 15 July 2005, or such other date and time as shall have been announced by HGCH, for determining entitlements under the Scheme

“Relevant Authorities”	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions

“Scheme”	a scheme of arrangement between HGCH and the Scheme Shareholders under Section 99 of the Companies Act as set out in the Scheme Document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Supreme Court involving the cancellation of all the Scheme Shares

“Scheme Document”	a composite document dated 7 June 2005 which is being despatched to the HGCH Shareholders and the Optionholders containing, inter alia, details of the Scheme, the explanatory statement required under Section 100 of the Companies Act, the terms of the Scheme, the terms of the Option Offer, financial information of each of the HGCH Group and the HTIL Group, the notice of the Court Meeting and the notice of the HGCH Special General Meeting

“Scheme Share(s)”	HGCH Share(s) in issue as at the Record Date which are not beneficially owned by the HTIL Group

“Scheme Shareholder(s)”	holder(s) of the Scheme Shares

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share Alternative”	the share alternative under the Proposal, being 2 HTIL Shares for every 21 Scheme Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to such expression under the Listing Rules

“Supreme Court”	the Supreme Court of Bermuda

“Takeovers Code”	the Code on Takeovers and Mergers

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong for the time being

DEFINITIONS

“US$”	United States dollar(s), the lawful currency of the United States of America for the time being

“£”	the lawful currency of Great Britain for the time being

“%”	per cent.

*	For identification purposes only

LETTER FROM THE HTIL BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. Dennis Pok Man LUI	Century Yard
Mr. Tim PENNINGTON	Cricket Square
Mr. CHAN Ting Yu	Hutchins Drive
Mr. WOO Chiu Man, Cliff	P.O. Box 2681 GT
George Town
Non-executive Directors:	Grand Cayman
Mr. FOK Kin-ning, Canning (Chairman)	British West Indies
Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT
Head office and principal place of business in Hong Kong:
Independent Non-executive Directors:	22nd Floor
Mr. KWAN Kai Cheong	Hutchison House
Mr. John W. STANTON	10 Harcourt Road
Mr. Kevin WESTLEY	Hong Kong

7 June 2005

To the HTIL Shareholders

Dear Sir or Madam,

Discloseable Transaction

Proposed Privatisation of

Hutchison Global Communications Holdings Limited

by Hutchison Telecommunications International Limited

by way of a Scheme of Arrangement

under Section 99 of the Companies Act 1981 of Bermuda

at the Cancellation Consideration of

2 HTIL Shares for every 21 Scheme Shares

or cash of HK$0.65 per Scheme Share

1.	INTRODUCTION

As disclosed in the Announcement, on 29 April 2005, HTIL had requested the HGCH Directors to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HGCH by way of a scheme of arrangement under Section 99 of the Companies Act involving the cancellation of all the Scheme Shares. HTIL is the controlling shareholder of HGCH which currently indirectly holds through its wholly owned subsidiaries 3,626,888,793 HGCH Shares, representing approximately 52.53% of the

LETTER FROM THE HTIL BOARD

current entire issued share capital of HGCH. Assuming the HTI(C) Convertible Bond and all of the Outstanding HGCH Share Options have been exercised, HTIL currently indirectly holds through its wholly owned subsidiaries 6,960,222,126 HGCH Shares, representing approximately 67.26% interest in HGCH on a fully diluted equity basis.

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive the Cancellation Consideration of either:

(a)	for every 21 Scheme Shares, 2 HTIL Shares; or

(b)	for each Scheme Share, HK$0.65 in cash.

The Share Alternative values each HGCH Share at (i) approximately HK$0.7048 (on the basis of the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date) and (ii) approximately HK$0.6952 (on the basis of the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date).

Each Scheme Shareholder may elect either the Share Alternative or the Cash Alternative, but not a combination of both, as the form of Cancellation Consideration in respect of its holding of the Scheme Shares. HTIL will not revise the terms of the Proposal.

Upon the Scheme becoming effective, all the Scheme Shares will be cancelled and HGCH will become a wholly-owned subsidiary of HTIL. The HTIL Group, which holds HGCH Shares, will not be entitled to receive HTIL Shares or the cash payment as their HGCH Shares do not form part of the Scheme Shares and will not be cancelled under the Proposal.

The purpose of this circular is to provide you with further information with regard to the Proposal and the Option Offer which constitute a discloseable and connected transaction for HTIL under the Listing Rules. As mentioned in the announcement dated 25 May 2005 made by HTIL, HTIL has made an application to the Stock Exchange for an extension of time for the despatch of this circular in order that this circular and the Scheme Document could be despatched on the same day.

2.	INFORMATION ON THE HGCH GROUP

HGCH (formerly known as Vanda Systems & Communications Holdings Limited) is a company incorporated in Bermuda with limited liability and its shares have been listed on the Main Board of the Stock Exchange since 18 April 1995. HGCH had its name changed to its present name in March 2004. The HGCH Group is one of the leading providers of fixed telecommunications and IT solutions services in Hong Kong. The HGCH Group offers a wide range of innovative and advanced telecommunications, information technology and systems integration services including local voice, IDD, broadband Internet, data centre facilities, IT solutions and various data services to business and residential customers. Its telecommunications division provides fixed line services in Hong Kong under the brands and Hutchison Global Communications, and has an extensive fibre-optic building-to-building network capable of providing voice and telecommunications services, with a coverage of over 1.2 million households as of 31 December 2004. It has installed direct access connections to over 5,000 buildings and in-building wiring facilities in over 1,400 buildings.

LETTER FROM THE HTIL BOARD

A summary of the audited consolidated results of the HGCH Group for each of the two years ended 31 December 2004 is set out below:

	For the year ended 31 December
	2004	2003
	HK$ million
Turnover	2,721	1,601
Operating profit	197	167
Profit before tax	102	53
Profit after tax but before minority interests	98	53
Profit attributable to shareholders	97	53

As at 31 December 2004, the audited consolidated net assets of the HGCH Group were approximately HK$237 million, or approximately HK$0.034 per HGCH Share (based on 6,903,975,961 HGCH Shares in issue as at the Latest Practicable Date).

3.	INFORMATION ON THE HTIL GROUP

HTIL was a company incorporated on 17 March 2004 in the Cayman Islands as an exempted company with limited liability. The HTIL Shares have been listed on the Main Board of the Stock Exchange since 15 October 2004 and the HTIL ADSs have been listed on New York Stock Exchange, Inc. since 14 October 2004. The HTIL Group is a leading international provider of mobile and, through HGCH, fixed line telecommunications services, currently serving Hong Kong, Macau, India, Israel, Thailand, Sri Lanka and Ghana, with services intended to commence in Vietnam in late 2005. The HTIL Group also has a telecommunications operator in Paraguay that is the subject of a conditional agreement to sell to a third party. Additionally, in March 2005, HTIL announced that it had reached agreement subject to satisfaction of certain conditions precedent to acquire 60% of a holder of a nationwide licence to provide mobile services in Indonesia. HTIL offers a wide variety of telecommunications services ranging from basic voice and data to multimedia services using state-of-the-art mobile technology. In Hong Kong, through HGCH, HTIL also operates a leading edge fixed line fibre-optic network.

A summary of the audited consolidated results of the HTIL Group for each of the two years ended 31 December 2004 (as if the HTIL Group had been in existence throughout these two years) is set out below:

	For the year ended 31 December
	2004	2003
	HK$ million
Turnover	14,960	10,104
Operating profit	1,859	869
Profit/(loss) before tax	805	(101)
Profit after tax but before minority interests	316	72
Profit/(loss) attributable to shareholders	72	(214)

As at 31 December 2004, the audited consolidated net assets of the HTIL Group were approximately HK$14,287 million, or approximately HK$3.17 per HTIL Share (based on 4,500 million HTIL Shares in issue as at the Latest Practicable Date).

LETTER FROM THE HTIL BOARD

Based on the closing price of HTIL Shares as at the Latest Practicable Date of HK$7.30 per HTIL Share, the market capitalisation of HTIL was about HK$32,850 million.

HTIL’s focus is on markets where there is a superior opportunity for growth either by virtue of our market position or through the growth potential in the market or both. As at 31 March 2005, the HTIL Group had a worldwide consolidated mobile customer base of 13.3 million customers. The mobile customer base continues to grow in all markets in which the HTIL Group operates as demonstrated by the first quarter key performance indicators announced on 5 May 2005.

Following the successful completion by Partner Communications Company Ltd. (“Partner”) of the buyback and subsequent cancellation of 18% of its own shares, HTIL has a resulting ownership of approximately 52.2% in Partner. Therefore from the beginning of the second quarter of 2005 HTIL will move from equity accounting to fully consolidating results of Partner. As stated in HTIL’s announcement on 20 April 2005, such consolidation is expected to result in a material upward adjustment to the presentation of the financial results with particular impact on revenue, total assets and gross profit to be reported in the consolidated financial statements of the HTIL Group in its 2005 interim results and annual results.

4.	SHAREHOLDING STRUCTURES OF HGCH AND HTIL

(a)	HGCH

As at the Latest Practicable Date, there were 6,903,975,961 HGCH Shares in issue and the HGCH Shareholders other than the HTIL Group were interested in 3,277,087,168 HGCH Shares, representing approximately 47.47% of the entire issued share capital of HGCH. Out of such 3,277,087,168 HGCH Shares, 2,705,731,333 HGCH Shares were held by HGCH Independent Shareholders and 571,355,835 HGCH Shares were held by HGCH Shareholders (other than the HTIL Group) who were not HGCH Independent Shareholders. In addition, as at the Latest Practicable Date, there were 110,400,000 Outstanding HGCH Share Options granted under the HGCH Share Option Scheme, of which 25,000,000 Options were held by HGCH Directors and the remaining were held by other eligible participants under the HGCH Share Option Scheme, with exercise prices ranging from HK$0.34 to HK$0.94 per Option. In the event that any of the Outstanding HGCH Share Options are exercised on or prior to the Record Date in accordance with the relevant provisions of the HGCH Share Option Scheme, any HGCH Shares issued as a result of the exercise of such Outstanding HGCH Share Options will be subject to and eligible to participate in the Scheme. The Option Offer, which is conditional on the Proposal becoming effective and binding, has been made by ABN AMRO, on behalf of HTIL, to the Optionholders. Please refer to the paragraph headed “The Option Offer” below and the Scheme Document for further details on the Option Offer.

LETTER FROM THE HTIL BOARD

The table below sets out the shareholding structure of HGCH as at the Latest Practicable Date and immediately following implementation of the Proposal:

	As at the Latest Practicable Date		Immediately following implementation of the Proposal
HGCH Shareholders	Number of HGCH Shares	%	Number of HGCH Shares	%
HTIL Group	3,626,888,793	52.53	3,626,888,793	100.00
Other HGCH Shareholders who are not HGCH Independent Shareholders (Notes 1 and 2)	571,355,835	8.28	—	—
HGCH Independent Shareholders (Note 3)	2,705,731,333	39.19	—	—

Total	6,903,975,961	100.00	3,626,888,793	100.00

Notes:	(1) Such HGCH Shareholders are parties acting in concert with HTIL and they will not be entitled to vote at the Court Meeting.

(2)	Of such 571,355,835 HGCH Shares,

(i)	248,743,835 HGCH Shares were held by an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited;

(ii)	286,312,000 HGCH Shares were held by a company indirectly wholly-controlled by Mr. Li Ka-shing;

(iii)	26,300,000 HGCH Shares were held by a company wholly-controlled by Mr. Li Tzar Kuoi, Victor; and

(iv)	10,000,000 HGCH Shares were held by a company equally controlled by Mr. Fok Kinning, Canning and his spouse.

(3)	Such HGCH Independent Shareholders include Mr. Lam Hon Nam, who was interested in 54,562,000 HGCH Shares as at the Latest Practicable Date. Mr. Lam is a Disinterested Director. Any votes cast by Disinterested Directors in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code according to the ruling granted by the Executive on 27 May 2005 (and supplemented on 1 June 2005), but will be counted for the purposes of Section 99 of the Companies Act.

(b)	HTIL

The table below sets out the shareholding structure of HTIL as at the Latest Practicable Date and immediately following implementation of the Proposal and completion of the Option Offer assuming that none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal, all relevant Optionholders accept the Option Offer and (where available) elect for the Option Share Alternative and the HWL Vendor Share Arrangement is not utilised other than

LETTER FROM THE HTIL BOARD

in respect of 25,000,000 Outstanding HGCH Share Options held by the Connected Optionholders:

	As at the Latest Practicable Date		Immediately following implementation of the Proposal
HTIL Shareholders	Number of HTIL Shares	%	Number of HTIL Shares	%
HTIL ultimate holding company (Notes 1 and 2)	3,157,033,347	70.16	3,156,273,929	65.56
Others (Note 2)	1,342,966,653	29.84	1,658,294,683	34.44

Total	4,500,000,000	100.00	4,814,568,612	100.00

Notes:	(1) The ultimate holding company of HTIL is HWL. The controlling shareholder of HWL is Cheung Kong (Holdings) Limited.

(2)	Pursuant to the exercise of HWL’s Option, more particularly described in the HTIL Prospectus and the HWL Connected Transaction Announcements, DoCoMo acquired an aggregate of 187,966,653 HTIL Shares, representing approximately 4.2% of HTIL’s issued share capital. DoCoMo has given notice of its intention to exercise DoCoMo’s Option thereby requiring HWL to purchase or procure the purchase of all the HTIL Shares acquired pursuant to the exercise of HWL’s Option. HWL intends to acquire all such HTIL Shares prior to implementation of the Proposal.

The table below sets out the shareholding structure of HTIL as at the Latest Practicable Date and immediately following implementation of the Proposal assuming that all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal and the HWL Vendor Share Arrangement is not utilised:

	As at the Latest Practicable Date		Immediately following implementation of the Proposal
HTIL Shareholders	Number of HTIL Shares	%	Number of HTIL Shares	%
HTIL ultimate holding company (Notes 1 and 2)	3,157,033,347	70.16	3,157,033,347	65.46
Others (Note 2)	1,342,966,653	29.84	1,665,584,478	34.54

Total	4,500,000,000	100.00	4,822,617,825	100.00

Notes:	(1) The ultimate holding company of HTIL is HWL. The controlling shareholder of HWL is Cheung Kong (Holdings) Limited.

(2)	Pursuant to the exercise of HWL’s Option, more particularly described in the HTIL Prospectus and the HWL Connected Transaction Announcements, DoCoMo acquired an aggregate of 187,966,653 HTIL Shares, representing approximately 4.2% of HTIL’s issued share capital. DoCoMo has given notice of its intention to exercise DoCoMo’s Option thereby requiring HWL to purchase or procure the purchase of all the HTIL Shares acquired pursuant to the exercise of HWL’s Option. HWL intends to acquire all such HTIL Shares prior to implementation of the Proposal.

LETTER FROM THE HTIL BOARD

The implementation of the Proposal will not result in a change of control of HTIL. Following the Effective Date and the withdrawal of the listing of HGCH Shares on the Stock Exchange, HGCH will become a wholly-owned subsidiary of HTIL.

As at the Latest Practicable Date, save and except for the Outstanding HGCH Share Options and the HTI(C) Convertible Bond, there were no outstanding warrants, derivatives or convertible securities issued by HGCH. HTI(C) has unconditionally and irrevocably agreed to waive any entitlements it may have under the HTI(C) Convertible Bond in respect of the Proposal.

5.	REASONS FOR AND BENEFITS OF THE PROPOSAL AND THE OPTION OFFER

The HTIL Board and the HGCH Board are of the view that the level of coverage of HGCH from market research professionals has historically been minimal, compared to HTIL, which has contributed to a low level of investor awareness of HGCH’s operating merits. Furthermore, the liquidity in the HGCH Shares traded on the Stock Exchange has been relatively low compared to HTIL. For the 3-month period from 24 January 2005 up to the day prior to the HGCH Last Trading Day, or 22 April 2005, the average daily trading value (being the daily closing share price multiplied by the daily trading volume) for HGCH Shares was approximately HK$5.55 million. The average daily trading value of HGCH Shares for the 1-month period from 23 March 2005 up to the day prior to the HGCH Last Trading Day, or 22 April 2005, has fallen to approximately HK$3.45 million. Comparatively, over the same 3-month and 1-month periods, the average daily trading value of HTIL Shares was approximately HK$34.99 million and HK$20.02 million, respectively. The average closing price of the HGCH Shares was HK$0.454 over the 12-month period from 26 April 2004 up to and including the HGCH Last Trading Day. The average closing price of HGCH Shares over the 1-month period from 29 March 2005 up to and including the HGCH Last Trading Day was HK$0.449. The average closing price of the HGCH Shares over the 1-month period from 4 May 2005 up to and including the Latest Practicable Date was HK$0.665.

In view of the above, the HTIL Board and the HGCH Board believe that the ability of HGCH to take advantage of its listed status to raise funds from the equity markets is limited and consider that the costs associated with the maintenance of HGCH’s listing on the Stock Exchange and its publicly listed status are no longer warranted.

HTIL and HGCH retain a long-standing commitment to and confidence in the businesses of HGCH and plan to continue to invest to develop HGCH’s businesses. Furthermore, and particularly in light of HTIL’s public listing subsequent to HGCH’s effective listing in March 2004, the Proposal will simplify the group structure of HTIL and HGCH, as well as offer greater operational and financing flexibility. In addition, it will simplify and improve the transparency of HTIL’s group structure and ultimately achieve greater operating efficiency on a long-term strategic as well as day-to-day basis, and hence enhance the competitiveness of both companies in the market place.

In light of all of the above, HTIL has requested the HGCH Directors to put forward the Proposal, on terms which the HTIL Board considers full and fair, to the Scheme Shareholders for consideration. The value of the Cancellation Consideration under the Cash Alternative and the Share Alternative represents a premium of approximately 36.84% and 48.37% respectively over the closing price of the HGCH Shares on the HGCH Last Trading Day as well as a premium of approximately 43.09% and 55.15% respectively over the average closing price of the HGCH Shares over the 12-month period from 26 April 2004 up to and including the HGCH Last Trading Day. The HTIL Board and the HGCH Board believe

LETTER FROM THE HTIL BOARD

that the Proposal represents a good opportunity for all Scheme Shareholders to realise their investments in HGCH at a price significantly above the levels at which the HGCH Shares have traded in any material volume for a number of months and in excess of any price that they might obtain under current market conditions if the Proposal does not take place and, if they elect the Share Alternative, to exchange for shares of a more substantial and diversified company with more liquidity. The HTIL Board, including the independent non-executive HTIL Directors, consider that the Proposal would be in the interests of HTIL and the HTIL Shareholders and the terms of the Proposal are fair and reasonable and in the interests of HTIL and the HTIL Shareholders as a whole.

The Option Offer is made by ABN AMRO on behalf of HTIL in accordance with the Takeovers Code. The Option Lapsing Consideration under the Option Cash Alternative and (where available) the Option Share Alternative has been determined with reference to the Cash Alternative and the Share Alternative under the Scheme respectively.

6.	CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HGCH and all HGCH Shareholders subject to the fulfilment or waiver, as applicable, of the following conditions:

(a)	the approval (by way of a poll) of the Scheme in compliane with Rule 2.10 of the Takeovers Code and Section 99 of the Companies Act by a majority in number of the HGCH Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the HGCH Shares that are voted either in person or by proxy by the HGCH Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the HGCH Independent Shareholders at the Court Meeting holding more than 10% in value of all the HGCH Shares held by the HGCH Independent Shareholders;

(b)	the passing of a special resolution (by way of a poll) to approve the implementation of the Scheme (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH) by a majority of at least three-fourths of the votes cast by the HGCH Shareholders present and voting, in person or by proxy, at a special general meeting of HGCH;

(c)	the sanction of the Scheme (with or without modifications) by the Supreme Court and delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration;

(d)	the necessary compliance with the procedural requirements of Section 46(2) of the Companies Act in relation to the reduction of the issued share capital of HGCH;

(e)	the granting by the Stock Exchange of the listing of, and permission to deal in, the HTIL Shares which fall to be issued pursuant to the Proposal and the Option Offer;

(f)	the Authorisations having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in Bermuda, Hong Kong and/or any other relevant jurisdictions;

LETTER FROM THE HTIL BOARD

(g)	all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h)	all necessary consents which may be required under any existing contractual obligations of HGCH being obtained; and

(i)	if required, the obtaining by HTIL of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

In respect of Condition (a) above, any votes cast by Disinterested Directors in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code according to the ruling granted by the Executive on 27 May 2005 (and supplemented on 1 June 2005), but will be counted for the purposes of Section 99 of the Companies Act.

HTIL reserves the right to waive Conditions (f), (g), (h) and/or (i), either in whole or in respect of any particular matter. All of the Conditions will have to be fulfilled or waived, as applicable, on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct), otherwise the Scheme will lapse.

As the Court Meeting referred to in Condition (a) above will be a meeting of the HGCH Independent Shareholders, each of the HGCH Shareholders which are not HGCH Independent Shareholders, namely members of the HTIL Group and parties acting in concert with any of them beneficially owning HGCH Shares as at the Latest Practicable Date has signed an undertaking to be bound by the Scheme, so as to ensure that they will also be bound by the Scheme notwithstanding that they will not be entitled to attend and vote at the Court Meeting. Furthermore, HTIL has indicated that if the Proposal is approved at the Court Meeting, it will procure the voting of its beneficial interests in HGCH in favour of the special resolution to be proposed at the HGCH Special General Meeting to be convened following the Court Meeting to approve the implementation of the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH).

An announcement of the results of the Court Meeting and the HGCH Special General Meeting will be made after those meetings are concluded.

HTIL and HGCH are satisfied that Conditions (f), (g), (h) and (i) had been fulfilled or waived by HTIL.

The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such other date as HTIL and HGCH may agree or as the Supreme Court may direct), and in that event a press announcement will be made.

LETTER FROM THE HTIL BOARD

7.	THE OPTION OFFER

As stated in the Announcement, HTIL would make an appropriate offer to the holders of the Outstanding HGCH Share Options in accordance with the Takeovers Code.

As at the Latest Practicable Date, there were 110,400,000 Outstanding HGCH Share Options, of which 25,000,000 were held by HGCH Directors and the remaining were held by other eligible participants of the HGCH Share Option Scheme, with exercise prices ranging from HK$0.34 to HK$0.94 per Option.

In the event that any of the Outstanding HGCH Share Options are exercised on or prior to the Record Date in accordance with the relevant provisions of the HGCH Share Option Scheme, any HGCH Shares issued as a result of the exercise of such Outstanding HGCH Share Options will be subject to and eligible to participate in the Scheme.

If the Scheme is approved by the requisite majority at the Court Meeting, the HGCH Shareholders approve its implementation at the HGCH Special General Meeting, the Scheme is sanctioned by the Supreme Court and it becomes effective, any Outstanding HGCH Shares Options which are not exercised on or prior to the Record Date will automatically lapse in accordance with the provisions of the HGCH Share Option Scheme. If the Scheme is not approved by the requisite majority at the Court Meeting, or the HGCH Shareholders do not approve its implementation at the HGCH Special General Meeting, the Scheme is not sanctioned by the Supreme Court or it does not become effective, all unexercised Options will remain unaffected and will be exercisable during their relevant exercise periods pursuant to the terms of the HGCH Share Option Scheme.

The Option Offer, which is conditional on the Proposal becoming effective and binding, has been made by ABN AMRO, on behalf of HTIL, to the Optionholders on the terms and subject to the conditions contained in the Scheme Document and the Optionholder Letters.

The Option Offer will provide that in respect of any Outstanding HGCH Share Options which, to the extent not exercised on or prior to the Record Date, will, subject to the Scheme becoming effective, lapse on the day immediately following the Record Date, each relevant Optionholder who accepts the Option Offer and lodges the Option Election Form by the prescribed deadline will be entitled to receive either the Option Cash

LETTER FROM THE HTIL BOARD

Alternative or (where available) the Option Share Alternative as follows if the Option Offer becomes unconditional:

Exercise price of Outstanding HGCH Share Options	Option Share Alternative	Option Cash Alternative

HK$0.34	for every 20.3 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.31 in cash

HK$0.41	for every 25.1 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.24 in cash

HK$0.48	for every 32.9 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.17 in cash

HK$0.94	not available	for every 50,000 such Outstanding HGCH Share Options unexercised as at the Record Date, HK$0.01 in cash

Each holder of Outstanding HGCH Share Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option, and who has Outstanding HGCH Share Options unexercised as at the Record Date, may elect whether to accept the Option Offer and, if so, may elect either the Option Cash Alternative or the Option Share Alternative, but not a combination of both, as the form of Option Lapsing Consideration in respect of the lapsing of the Outstanding HGCH Share Options. The Option Share Alternative represents the amount (in terms of number of HTIL Shares based on the ratio of every 21 Scheme Shares for 2 HTIL Shares) by which the implied value of the Share Alternative (being approximately HK$0.7048 based on the closing price of HK$7.40 per HTIL Share on 29 April 2005, the trading day immediately prior to the Announcement Date) exceeds the exercise price of the relevant Outstanding HGCH Share Option. The Option Cash Alternative represents the “see-through” price of that Outstanding HGCH Share Option, being the amount by which the value of the Cash Alternative exceeds the exercise price of that Outstanding HGCH Share Option.

As at the Latest Practicable Date, there were five holders of Outstanding HGCH Share Options with an exercise price of HK$0.94 per Option. If an Optionholder has such Outstanding HGCH Share Options unexercised as at the Record Date, he/she may elect to accept the Option Offer and lodge the Option Election Form by the prescribed deadline, in which case he/she will be entitled to receive HK$0.01 for every 50,000 Outstanding HGCH Share Options held by him/her unexercised as at the Record Date as Option Lapsing Consideration, which is a nominal sum considering that the exercise price of such Options exceeds the value of the Cash Alternative. Such Optionholders shall not be entitled to elect the Option Share Alternative.

LETTER FROM THE HTIL BOARD

Pursuant to the Option Offer, HTIL will issue new HTIL Shares to any relevant Optionholder (not being a Connected Optionholder) validly electing the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of the lapsing of the relevant Outstanding HGCH Share Options unexercised as at the Record Date.

8.	CONSIDERATION

Cancellation Consideration

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive the Cancellation Consideration of either:

(a)	for every 21 Scheme Shares, 2 HTIL Shares; or

(b)	for each Scheme Share, HK$0.65 in cash.

The Share Alternative values each HGCH Share at (i) approximately HK$0.7048 (on the basis of the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date) and (ii) approximately HK$0.6952 (on the basis of the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date).

Each Scheme Shareholder may elect either the Share Alternative or the Cash Alternative, but not a combination of both, as the form of Cancellation Consideration in respect of its holding of the Scheme Shares. HTIL will not revise the terms of the Proposal.

Pursuant to the Proposal, HTIL will issue new HTIL Shares to any Scheme Shareholder(not being a Connected Scheme Shareholder) validly electing the Share Alternative as the form of Cancellation Consideration in respect of its holding of the Scheme Shares.

Any Scheme Shareholder who holds Scheme Shares as a nominee, trustee or registered holder in any other capacity, will not be treated differently from any other registered holder. Any beneficial owner of Scheme Shares whose shares are registered in the name of a nominee, trustee or registered holder in any other capacity should make arrangements with such nominee, trustee or registered holder in relation to the Scheme and the election of the form of the Cancellation Consideration, and may consider whether it wishes to arrange for the registration of the relevant shares in the name of the beneficial owner prior to the Record Date.

Aggregate Value of the Cancellation Consideration and the Option Lapsing Consideration

On the basis of the consideration of HK$0.65 per Scheme Share, the aggregate value of the Cancellation Consideration under the Cash Alternative and the Option Lapsing Consideration under the Option Cash Alternative is:

(a)	approximately HK$2.148 billion assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Cash Alternative under the Proposal and all relevant Optionholders accept the Option Offer and elect for the Option Cash Alternative; or

LETTER FROM THE HTIL BOARD

(b)	approximately HK$2.202 billion assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date and all Scheme Shareholders elect for the Cash Alternative under the Proposal.

On the basis of the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date, the aggregate value of the Cancellation Consideration under the Share Alternative and the Option Lapsing Consideration under the Option Share Alternative is:

(a)	approximately HK$2.334 billion assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal and all relevant Optionholders accept the Option Offer and elect for the Option Share Alternative; or

(b)	approximately HK$2.388 billion assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal.

On the basis of the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date, the aggregate value of the Cancellation Consideration under the Share Alternative and the Option Lapsing Consideration under the Option Share Alternative is:

(a)	approximately HK$2.301 billion assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal and all relevant Optionholders accept the Option Offer and elect for the Option Share Alternative; or

(b)	approximately HK$2.355 billion assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal.

Funding

The Cancellation Consideration and the Option Lapsing Consideration payable by HTIL in cash under the Scheme and the Option Offer and funds for repayment of any indebtedness incurred pursuant to the HWL Vendor Share Arrangement will be financed from an external financing facility extended by ABN AMRO Bank N.V. as lender. HTIL does not intend that the payment of interest on, repayment of or security for, any liability (contingent or otherwise) under such facility will depend to any significant extent on the business of HGCH.

The financial effects of the Proposal and the Option Offer on HTIL are disclosed in paragraph 10 headed “Financial Effects of the Proposal and the Option Offer” on pages 24 to 25 of this circular. Whether (i) the election of the Cancellation Consideration is in a form of the Share Alternative or the Cash Alternative, (ii) the Option Offer is accepted in full, and (iii) the election of the Option Lapsing Consideration is in the form of the Option Share Alternative or the Option Cash Alternative, save to the extent disclosed in this circular as mentioned above, the implementation of the Proposal and the Option Offer is not expected to have a material financial impact on HTIL. ABN AMRO, the financial adviser to HTIL, is satisfied that sufficient financial resources are available to HTIL for the implementation of the Proposal and the Option Offer.

LETTER FROM THE HTIL BOARD

Issue of HTIL Shares

As at the Latest Practicable Date, the authorised share capital of HTIL was HK$2,500,000,000 and US$10,000 which comprised of 10,000,000,000 HTIL Shares of HK$0.25 each and 1,000,000 non-voting redeemable preference shares of US$0.01 each. The issued share capital of HTIL as at the Latest Practicable Date was HK$1,125,000,000 which comprised of 4,500,000,000 HTIL Shares of HK$0.25 each.

A total of approximately 314,568,612 HTIL Shares, representing approximately 6.99% of the existing issued share capital of HTIL, or approximately 6.53% of the enlarged issued share capital of HTIL, shall be allotted and issued under the Proposal assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders have elected for the Share Alternative under the Proposal, all relevant Optionholders have accepted the Option Offer and, where available, elected for the Option Share Alternative and the HWL Vendor Share Arrangement has not been utilised other than in respect of 25,000,000 Outstanding HGCH Share Options held by the Connected Optionholders. Alternatively, a total of approximately 322,617,825 HTIL Shares, representing approximately 7.17% of the existing issued share capital of HTIL, or approximately 6.69% of the enlarged issued share capital of HTIL, shall be allotted and issued under the Proposal assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date, all Scheme Shareholders have elected for the Share Alternative under the Proposal and the HWL Vendor Share Arrangement has not been utilised.

Information on issue of HTIL Shares

Fractions of HTIL Shares will not be issued or transferred to the Scheme Shareholders nor to the relevant Optionholders. The number of HTIL Shares to be issued or transferred to each Scheme Shareholders under the Proposal or to each relevant Optionholders under the Option Offer will be rounded down to the nearest integer.

The HTIL Shares to be issued pursuant to the Proposal and the Option Offer will be issued and credited as fully paid up and will rank pari passu with the existing HTIL Shares at the date of issue and will be allotted and issued at the closing price per HTIL Share as quoted on the Stock Exchange on the date of issue pursuant to the general mandate granted to the HTIL Directors at the annual general meeting of HTIL held on 5 May 2005.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, HTIL Shares to be issued in satisfaction of the Share Alternative of the Cancellation Consideration and the Option Share Alternative of the Option Lapsing Consideration. Subject to the granting of the listing of, and permission to deal in, such HTIL Shares on the Main Board of the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, such HTIL Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in such HTIL Shares on the Main Board of the Stock Exchange or any other date as HKSCC chooses. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

LETTER FROM THE HTIL BOARD

The HTIL Shares to be issued or transferred in satisfaction of the Share Alternative and the Option Share Alternative have not been, and will not be, registered with the United States Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

The Scheme Shares to be put forward by the Scheme Shareholders for cancellation (subject to, inter alia, approval of the Scheme in the Court Meeting and approval of the implementation of the Proposal in the HGCH Special General Meeting) will be deemed to be free from all third party rights, liens, charges, claims, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends and/ or other distributions declared, made or paid on such Scheme Shares after the date of cancellation of such Scheme Shares pursuant to the Scheme.

Other than the stamp duty which may be payable on the transfer of HTIL Shares to the Connected Scheme Shareholders and the Connected Optionholders respectively pursuant to the HWL Vendor Share Arrangement, the Cancellation Consideration and the Option Lapsing Consideration to be received by the Scheme Shareholders under the Proposal and the Optionholders under the Option Offer is not subject to any stamp duty under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong). Any stamp duty payable on the transfer of HTIL Shares pursuant to the HWL Vendor Share Arrangement as mentioned above will be paid by the HWL Vendor and in return be assumed by HTIL as part of the indebtedness owing to the HWL Vendor.

Consideration under the Cash Alternative

The cash consideration of HK$0.65 per Scheme Share under the Cash Alternative of the Cancellation Consideration represents:

•	a premium of approximately 36.84% over the closing price of HK$0.475 per HGCH Share as quoted on the Stock Exchange on the HGCH Last Trading Day;

•	a premium of approximately 44.61% over the average closing price of approximately HK$0.449 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day;

•	a premium of approximately 43.09% over the average closing price of approximately HK$0.454 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day;

•	a premium of approximately 1,797.81% over the audited consolidated net asset value per HGCH Share of approximately HK$0.034 as at 31 December 2004; and

•	a discount of approximately 2.99% to the closing price of HK$0.67 per HGCH Share as quoted on the Stock Exchange as at the Latest Practicable Date.

LETTER FROM THE HTIL BOARD

Consideration under the Share Alternative

The value of approximately HK$0.7048 per Scheme Share (based on the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date) under the Share Alternative of the Cancellation Consideration represents:

•	a premium of approximately 48.37% over the closing price of HK$0.475 per HGCH Share as quoted on the Stock Exchange on the HGCH Last Trading Day;

•	a premium of approximately 56.80% over the average closing price of approximately HK$0.449 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day;

•	a premium of approximately 55.15% over the average closing price of approximately HK$0.454 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day;

•	a premium of approximately 1,957.70% over the audited consolidated net asset value per HGCH Share of approximately HK$0.034 as at 31 December 2004; and

•	a premium of approximately 5.19% over the closing price of HK$0.67 per HGCH Share as quoted on the Stock Exchange as at the Latest Practicable Date.

The value of approximately HK$0.6952 per Scheme Share (based on the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date) represents:

•	a premium of approximately 46.37% over the closing price of HK$0.475 per HGCH Share as quoted on the Stock Exchange on the HGCH Last Trading Day;

•	a premium of approximately 54.68% over the average closing price of approximately HK$0.449 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day;

•	a premium of approximately 53.05% over the average closing price of approximately HK$0.454 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day;

•	a premium of approximately 1,929.89% over the audited consolidated net asset value per HGCH Share of approximately HK$0.034 as at 31 December 2004; and

•	a premium of approximately 3.77% over the closing price of HK$0.67 per HGCH Share as quoted on the Stock Exchange as at the Latest Practicable Date.

LETTER FROM THE HTIL BOARD

9.	ODD LOT TRADING ARRANGEMENTS

In order to facilitate the trading of odd lots of HTIL Shares issued (or, in the case of a Connected Scheme Shareholder or a Connected Optionholder, transferred by the HWL Vendor) under the Share Alternative and the Option Share Alternative, HTIL has appointed the Agent to provide the service to match the sale and purchase of odd lots of such HTIL Shares during the period from Friday, 29 July 2005 to Monday, 31 October 2005, both days inclusive. Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Share Alternative or the Option Share Alternative who wish to take advantage of this facility may contact the Agent during the aforesaid period as follows:

Contact Person	Telephone number
Law, Pak Hong Passe	(852) 2867 6663
Vice President, Trading Department

Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Share Alternative or Option Share Alternative should note that the matching of the sale and purchase of odd lots of HTIL Shares is not guaranteed. Such HTIL Shareholders are advised to consult their professional advisers if they are in doubt about the facility described above.

10.	FINANCIAL EFFECTS OF THE PROPOSAL AND THE OPTION OFFER

(a)	Cash Alternative

With regard to the effect under the Cash Alternative, it is assumed that all Scheme Shareholders elect this alternative, including the relevant Optionholders who are assumed to have exercised all of the Outstanding HGCH Share Options on or prior to the Record Date, which will require HTIL to make a cash payment in aggregate of approximately HK$2,202 million to the Scheme Shareholders. It is assumed for this purpose to be funded by interest only external debt. On the basis of the terms of the Proposal and the terms of the Option Offer as stated in the Scheme Document and the Optionholder Letters respectively, the following impact would be noted:

(i)	Profits

There will be (1) an additional interest charge from the borrowing of HK$2,202 million; and (2) an increase in net profit attributable to the HTIL Shareholders from the elimination of minority interest.

(ii)	Liabilities

The total External Debt of the HTIL Group will increase by approximately HK$2,202 million.

(iii)	Goodwill

Goodwill of the HTIL Group will increase by HK$2,144 million due to the amount paid over the book value of the HGCH minority shareholders’ share of the net assets of HGCH at 1 January 2004.

LETTER FROM THE HTIL BOARD

For the financial year ended 31 December 2004, the earnings per HTIL Share were HK$0.02 whilst the net asset value per HTIL Share at 31 December 2004 was HK$3.17, and assuming that the Proposal had been completed on 1 January 2004, the earnings per HTIL Share and the net asset value per HTIL Share would be HK$0.01 and HK$3.17 respectively.

(b)	Share Alternative

With regard to the effect under the Share Alternative, it is assumed that all Scheme Shareholders elect this alternative, including the relevant Optionholders who are assumed to have exercised all of the Outstanding HGCH Share Options on or prior to the Record Date, which will require HTIL to issue approximately 323 million HTIL Shares (assuming that the HWL Vendor Share Arrangement has not been utilised at all) to the Scheme Shareholders, with an aggregate value of approximately HK$2,388 million based on a market price of HK$7.40 at the time of share issuance. It is important to note that this price is for illustrative purposes only for the preparation of this analysis and should not be construed as an estimate of the closing price of the HTIL Shares if the Share Alternative is elected. On the basis of the terms of the Proposal and the terms of the Option Offer as stated in the Scheme Document and the Optionholder Letters respectively, the following impact would be noted:

(i)	Profits

The effect on net profit attributable would be an increase in net profit attributable to the HTIL Shareholders from the elimination of minority interest.

(ii)	Shareholders’ Funds

The shareholders’ fund of the HTIL Group will increase due to two effects of the Share Alternative: (1) an increase in Share Capital and Reserves in the amounts of HK$81 million and HK$2,307 million, respectively, or in aggregate HK$2,388 million, which relates to the estimated fair value (at a share price of HK$7.40) of the HTIL Shares being issued to HGCH Shareholders; and (2) a decrease in accumulated losses due to the elimination of minority interest.

(iii)	Goodwill

The Goodwill of the HTIL Group will increase by HK$2,330 million due to the amount paid over the book value of the HGCH minority shareholders’ share of the net assets of HGCH at 1 January 2004.

For the financial year ended 31 December 2004, the earnings per HTIL Share were HK$0.02 whilst the net asset value per HTIL Share at 31 December 2004 was HK$3.17, and assuming that the Proposal had been completed on 1 January 2004, the earnings per HTIL Share and the net asset value per HTIL Share would be HK$0.02 and HK$3.47 respectively.

11.	GENERAL

As at the Latest Practicable Date, the HTIL Group was interested in 3,626,888,793 HGCH Shares, representing approximately 52.53% of the current entire issued share capital of HGCH. In view of the interests of the HTIL Group in the Proposal, members of the HTIL Group will not be entitled to vote at the Court Meeting.

LETTER FROM THE HTIL BOARD

As disclosed in the Announcement and the HWL Connected Transaction Announcements, DoCoMo had been granted DoCoMo’s Option pursuant to which DoCoMo may require HWL to acquire all of the 187,966,653 HTIL Shares beneficially held by it and notice of intention to exercise DoCoMo’s Option has been given. An application has been made to the Executive for, and the Executive has granted to HWL a waiver from the strict compliance with the restriction under Rule 21.3 of the Takeovers Code in order for HWL to purchase all the HTIL Shares pursuant to the terms of DoCoMo’s Option. Following acquisition of such additional 187,966,653 HTIL Shares, scheduled to occur on 23 June 2005 (or such earlier date as agreed between HWL and DoCoMo), and assuming that there are no other changes in its HTIL shareholding, HWL’s indirect shareholding interest in HTIL will increase from approximately 70.16% to approximately 74.3% of HTIL’s current issued share capital.

Mr. Fok Kin-ning, Canning, the Chairman and a non-executive director of HTIL and the Chairman and an executive director of HGCH, and therefore a person presumed to be a party acting in concert with HTIL, is beneficially interested in 10,000,000 HGCH Shares, representing approximately 0.14% of HGCH’s issued share capital as at the Latest Practicable Date. Mr. Fok has unconditionally and irrevocably agreed that he will procure a donation to a charitable institution or trust of a public character which is exempt or deemed to have been exempt from tax under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) of either the Cancellation Consideration to be derived from such HGCH Shares if the Proposal becomes effective or the beneficial interest in such HGCH Shares should the Proposal fail or lapse. Accordingly, Mr. Fok will make no financial gain out of the implementation of the Proposal. An application has been made to the Executive for and the Executive has granted to HGCH a waiver from the strict compliance with the requirements under Rule 2.4 of the Takeovers Code. Mr. Fok will not be entitled to vote at the Court Meeting on the resolution for approving the Scheme. In view of the interests of HTIL in the Proposal, parties acting in concert with HTIL will also not be entitled to vote at the Court Meeting. Save and except for the above, none of the other common directors for both HTIL and HGCH held any HGCH Shares as at the Latest Practicable Date.

The HTIL Board believes that HTIL will continue to maintain its public float required under the Listing Rules following implementation of the Proposal and the acquisition of the additional HTIL Shares by HWL from DoCoMo pursuant to the terms of DoCoMo’s Option.

12.	IMPLICATIONS UNDER THE LISTING RULES

(a)	Discloseable Transaction

The Proposal and the Option Offer constitute a discloseable transaction for HTIL under the Listing Rules.

(b)	Connected Transaction

Following the Scheme becoming effective and to the extent that there are any Connected Scheme Shareholders, satisfaction of the Cancellation Consideration by HTIL in favour of such Connected Scheme Shareholders will constitute connected transactions for HTIL under the Listing Rules. To the extent any such Connected Scheme Shareholders validly elect the Share Alternative as the form of Cancellation Consideration in respect of their holding of the Scheme Shares, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such

LETTER FROM THE HTIL BOARD

number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Share Alternative satisfied on HTIL’s behalf together with any stamp duty payable in connection with such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Share Alternative validly elected by any Connected Scheme Shareholders without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

Following the Scheme becoming effective, to the extent that any Connected Optionholders validly elected the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of their holdings of the Outstanding HGCH Share Options, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Option Share Alternative satisfied on HTIL’s behalf together with any stamp duty incurred in connection with such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Option Share Alternative validly elected by any Connected Optionholder without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Scheme Shareholder (or, in the case of an overseas Connected Scheme Shareholder, the transfer of HTIL Shares by HWL Vendor to such Connected Scheme Shareholder) who has validly elected to receive the Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive) HTIL may make a cash payment to such overseas Scheme Shareholder or overseas Connected Scheme Shareholder instead at the value of the Cash Alternative. On or before despatch of the Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Scheme Shareholders or overseas Connected Scheme Shareholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

In case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue or transfer of the new HTIL Shares to an overseas Optionholder (or, in the case of an overseas Connected Optionholder, the transfer of HTIL Shares by HWL Vendor to such Connected Optionholder) who has accepted the Option Offer and, where available, validly elected to receive the Option Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive) HTIL may make a cash payment to such overseas Optionholder or overseas Connected Optionholder instead at the value of the Option Cash Alternative. On or before despatch of the Option Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Optionholders or overseas Connected Optionholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

LETTER FROM THE HTIL BOARD

The provision of any financial assistance from the HWL Vendor as described above will be on an unsecured basis and on normal commercial terms. HTIL shall comply with any disclosure and other requirements applicable under the Listing Rules in relation to any such connected transaction.

The inclusion of the information in relation to the HWL Vendor Share Arrangement in this circular is for the information of the HTIL Shareholders.

The HTIL Board, including the independent non-executive HTIL Directors, considers the satisfaction of any (i) Share Alternative elected as the form of the Cancellation Consideration in respect of the holding of any Connected Scheme Shareholders pursuant to the Proposal; and (ii) Option Share Alternative elected as the form of the Option Lapsing Consideration in respect of the holding of any Connected Optionholders pursuant to the Option Offer by utilising the HWL Vendor Share Arrangement to be in the interests of HTIL and the HTIL Shareholders, and that the HWL Vendor Share Arrangement is on normal commercial terms and fair and reasonable and in the interests of HTIL and the HTIL Shareholders as a whole.

13.	ADDITIONAL INFORMATION

Your attention is also drawn to the general information set out in the Appendix to this circular and the Scheme Document. A copy of the Scheme Document can be found on the website of the Stock Exchange (www.hkex.com.hk) and is for information purposes only.

Alternatively, HTIL Shareholders can also collect, for information purposes only, the Scheme Document during normal business hours from 9:00 a.m. to 4:00 p.m. from Tuesday, 7 June 2005 to Wednesday, 29 June 2005 at the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited, Rooms 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Yours faithfully

For and on behalf of the HTIL Board

FOK Kin-ning, Canning
Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to HTIL. The HTIL Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The HTIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2.	LITIGATION

As at the Latest Practicable Date and save as disclosed below, no member of the HTIL Group was engaged in any litigation or arbitration of material importance and, so far as the HTIL Directors are aware, no litigation or claims of material importance is pending or threatened against any member of the HTIL Group.

The sales tax authorities of each of the state governments where the Indian Operating Companies operate in India have instituted proceedings (or are in the process of completing their assessments with a view to doing so), against each of the Indian Operating Companies, claiming sales tax is payable in respect of revenues earned from air time, activation fees and/or monthly subscription fees. The majority of the other mobile telecommunications operators and fixed-line operators in India, including the government controlled telecommunications companies, have been involved in similar proceedings and in some cases the matter is pending before the Supreme Court of India. In all cases where proceedings have been instituted, the Indian Operating Companies have obtained stay orders against demands and recovery action instituted by the sales tax authorities pending a final decision on the substantive case. Further details can be found in the HTIL Prospectus. There have been no material developments since the date of the HTIL Prospectus.

3.	DIRECTORS’ INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF HTIL AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the HTIL Directors and chief executive of HTIL in the HTIL Shares, underlying shares and debentures of HTIL or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to HTIL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO, or as otherwise notified to HTIL and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers adopted by HTIL (the “Model Code”) were as follows:

APPENDIX	GENERAL INFORMATION

(I)	Interests and short positions in the HTIL Shares, underlying shares and debentures of HTIL

Long positions in the HTIL Shares/underlying shares of HTIL

Name of Director	Capacity	Nature of interests	Number of HTIL Shares held	Number of underlying shares held	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	250,000 (Note 1)	—	0.006%
Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	0.006%
Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	0.006%
Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	—	0.002%
Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	0.002%
John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 3)	0.002%

Notes:

1.	Such HTIL Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

2.	Such HTIL Shares were represented by 17,000 ADSs held by Mr. Frank John Sixt.

3.	Such HTIL Shares were represented by 7,000 ADSs held jointly by Mr. John W. Stanton and his spouse.

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions in the shares, underlying shares and debentures of the associated corporations

(A)	Long positions in the shares/underlying shares of HWL

Name of Director			Capacity	Nature of interests	Number of shares of HWL held	Approximate % of shareholding of HWL
Fok Kin-ning, Canning			Interest of a controlled corporation	Corporate interest	4,310,875 (Note )	0.1011%
Chow Woo Mo Fong, Susan			Beneficial owner	Personal interest	150,000	0.0035%
Frank John Sixt			Beneficial owner	Personal interest	50,000	0.0012%
Woo Chiu Man, Cliff			Interest of spouse	Family interest	10,000	0.0002%
John W. Stanton	(i	)	Interest held jointly with spouse	Other interest	1,016,500 ) ) ))
	(ii	)	Trustee of a trust	Other interest	6,600)	0.0240%

Note:

Such shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

(B)	Long positions in the shares, underlying shares and debentures of other associated corporations

Mr. Fok Kin-ning, Canning had, as at the Latest Practicable Date, the following interests:

(i) (a)	1,100,000 ordinary shares, representing approximately 0.162% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 100,000 and 1,000,000 ordinary shares respectively; and

(b)	1,474,001 underlying shares in HTAL comprising personal and corporate interests in 134,000 and 1,340,001 underlying shares respectively on conversion of the listed and physically settled 5.5% Unsecured Convertible Notes due 2007 issued by HTAL;

(ii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.075% of the then issued share capital, in Hutchison Harbour Ring Limited;

APPENDIX	GENERAL INFORMATION

(iii)	corporate interests in 10,000,000 ordinary shares, representing approximately 0.145% of the then issued share capital, in HGCH;

(iv)	corporate interests in 225,000 American depositary shares (each representing one ordinary share), representing approximately 0.149% of the then issued share capital, in Partner Communications Company Ltd. (“Partner”); and

(v)	corporate interests in a nominal amount of EUR10,900,000 in the 5.875% Notes due 2013 issued by Hutchison Whampoa Finance (03/13) Limited, a nominal amount of US$4,000,000 in the 13% unsecured senior subordinated notes due 2010 issued by Partner and a nominal amount of US$6,500,000 in the 6.25% Notes due 2014 issued by Hutchison Whampoa International (03/33) Limited.

Mr. Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr. Fok and his spouse. For information purposes, Mr. Fok has agreed that he will procure a donation in respect of his interests in 10,000,000 HGCH Shares as detailed in paragraph 11 of the Letter from the HTIL Board on page 26 of this Circular.

Mr. Kevin Westley in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital, of Cheung Kong Infrastructure Holdings Limited.

Save as disclosed above, as at the Latest Practicable Date, none of the HTIL Directors and chief executive of HTIL and their respective associates had any interests or short positions in the HTIL Shares, underlying shares and debentures of HTIL or any of its associated corporation (within the meaning of Part XV of the SFO) which had to be notified to HTIL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code contained in the Listing Rules, to be notified to HTIL and the Stock Exchange.

Certain HTIL Directors held qualifying shares in certain subsidiaries of HTIL on trust for other subsidiaries.

As at the Latest Practicable Date, (i) a number of HTIL Directors, namely, Mr. Fok Kin-ning, Canning, Mrs. Chow Woo Mo Fong, Susan, and Mr. Frank John Sixt are also directors of HWL and (ii) a number of HTIL Directors, namely, Mr. Fok Kin-ning, Canning, Mrs. Chow Woo Mo Fong, Susan and Mr. Frank John Sixt are also directors of certain subsidiaries of HWL which are intermediate holding companies of HTIL. As at the Latest Practicable Date, each of HWL and the intermediate holding companies of HTIL had an interest in HTIL Shares and underlying shares of HTIL which were required to be disclosed to HTIL under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

4.	HTIL DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the HTIL Directors has, or is proposed to have, a service contract with any member of the HTIL Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

5.	HTIL DIRECTORS’ INTEREST IN ASSETS/CONTRACTS AND OTHER INTEREST

None of the HTIL Directors has any interest, direct or indirect, in any assets which have, since 31 December 2004, being the date of the latest published audited accounts of the HTIL Group, been acquired or disposed of by or leased to any member of the HTIL Group or are proposed to be acquired or disposed of by or leased to any member of the HTIL Group.

None of the HTIL Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the HTIL Group taken as a whole.

6.	QUALIFICATIONS OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The Company Secretary of HTIL is Ms. Edith Shih. Ms. Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines, and a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

The Qualified Accountant of HTIL is Mr. Mark Robert Harris. He is a certified public accountant in the State of California, the United States of America. Mr. Harris acquired a Bachelor of Science in Business Administration with a concentration in Accounting in 1995 from California Polytechnic State University, San Luis Obispo, California.

7.	REGISTERED OFFICE, HEAD OFFICE, PRINCIPAL PLACE OF BUSINESS AND TRANSFER OFFICE OF HTIL

Registered office:	Century Yard Cricket Square Hutchins Drive P.O. Box 2681 GT George Town Grand Cayman British West Indies

Head office and principal place of business in Hong Kong:	22nd Floor Hutchison House 10 Harcourt Road Hong Kong

APPENDIX	GENERAL INFORMATION

Principal share registrar and transfer office:	Butterfield Bank (Cayman) Limited Butterfield House 68 Fort Street P.O. Box 705 George Town Grand Cayman British West Indies

Hong Kong branch share registrar and transfer office:	Computershare Hong Kong Investor Services Limited Rooms 1712 - 1716 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong

8.	MISCELLANEOUS

In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

Exhibit 1.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in HGCH (as defined herein), you should at once hand this document and the accompanying forms of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this document is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. The ordinary shares of HTIL (as defined herein) contemplated to be delivered in the proposed privatisation have not been, and will not be, registered with the United States Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

This document contains forward-looking statements. Statements that are not historical facts, including statements about HTIL’s and HGCH’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and neither HTIL nor HGCH undertakes any obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. HTIL and HGCH caution readers that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from HTIL’s forward-looking statements can be found in HTIL’s filings with the United States Securities and Exchange Commission.

Hutchison Telecommunications International Limited	Hutchison Global Communications Holdings Limited

(incorporated in the Cayman Islands with limited liability)	(incorporated in Bermuda with limited liability)
(Stock Code: 2332)	(Stock Code: 757)

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES

FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

Financial adviser to Hutchison Telecommunications International Limited

ABN AMRO Asia Corporate Finance Limited

Independent financial adviser to the independent board committee of

Hutchison Global Communications Holdings Limited

Credit Suisse First Boston (Hong Kong) Limited

A letter from the HGCH Board (as defined herein) is set out on pages 11 to 22 of this document. An explanatory statement regarding the Proposal (as defined herein) and the Option Offer (as defined herein) is set out on pages 57 to 79 of this document. A letter from the HGCH Independent Board Committee (as defined herein) containing its advice to the HGCH Independent Shareholders (as defined herein) and the Optionholders (as defined herein) in relation to the Proposal and the Option Offer is set out on page 23 of this document. A letter from CSFB containing its advice to the HGCH Independent Board Committee in relation to the Proposal and the Option Offer is set out on pages 24 to 56 of this document.

The actions to be taken by the HGCH Shareholders (as defined herein) and the Optionholders are set out on pages 76 to 78 of this document.

Notices of the Court Meeting (as defined herein) and the Special General Meeting (as defined herein) both to be held on Wednesday, 29 June 2005 are set out on pages 222 to 225 of this document. Whether or not you are able to attend the Court Meeting and/or the Special General Meeting or any adjournment thereof, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the enclosed white form of proxy in respect of the Special General Meeting, in accordance with the respective instructions printed thereon, and to lodge them with the principal office of Hutchison Global Communications Holdings Limited in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong, as soon as possible but in any event so as to reach them not later than the times and dates as stated under the section entitled “Actions to be taken by the HGCH Shareholders and the Optionholders” on pages 76 to 78 of this document.

* For identification purposes only	7 June 2005

– i –

DEFINITIONS

In this document (other than the Scheme, the Notice of the Court Meeting and the Notice of the Special General Meeting), the following expressions have the following meanings, unless the context requires otherwise:

“ABN AMRO”	ABN AMRO Asia Corporate Finance Limited, the financial adviser to HTIL in connection with the Proposal and the Option Offer and licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

“acting in concert”	has the meaning ascribed to such expression under the Takeovers Code

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 HTIL Shares

“Agent”	BOCI Securities Limited at Suite 1601-07, 16th Floor, Cityplaza One, 1111 King’s Road, Taikoo Shing, Hong Kong

“Announcement”	the announcement dated 3 May 2005 issued jointly by HGCH and HTIL relating to, inter alia, the Proposal

“Announcement Date”	3 May 2005, being the date of the Announcement

“associate(s)”	has the meaning ascribed to such expression under the Takeovers Code

“Authorisations”	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal

“Cancellation Consideration”	the Share Alternative or the Cash Alternative

“Cash Alternative”	the cash alternative under the Proposal, being HK$0.65 in cash for each Scheme Share

“Companies Act”	the Companies Act 1981 of Bermuda

“Condition(s)”	the conditions or any of them to which the Proposal is subject, which are set out in the section entitled “Conditions of the Proposal” in the Explanatory Statement on pages 60 to 62 of this document

“connected person”	has the meaning ascribed to such expression under the Listing Rules

“Connected Optionholder(s)”	any Optionholder who is a connected person of HWL or of HTIL

DEFINITIONS

“Connected Scheme Shareholder(s)”	any Scheme Shareholder who is a connected person of HWL or of HTIL

“controlling shareholder”	has the meaning ascribed to such expression under the Listing Rules

“Court Meeting”	a meeting of the HGCH Independent Shareholders convened at the direction of the Supreme Court at which the Scheme will be voted upon, which will be held at 4:00 p.m. on Wednesday, 29 June 2005 at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong, notice of which is given by advertisement in English in The Standard and in Chinese in Hong Kong Economic Journal on the date of this document and is set out on pages 222 and 223 of this document, or any adjournment thereof

“CSFB”	Credit Suisse First Boston (Hong Kong) Limited, the independent financial adviser to the HGCH Independent Board Committee and deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

“Disinterested Director(s)”	such of the directors of HWL and its subsidiaries in respect of whom the Executive has granted a ruling that they are not presumed to be acting in concert with the HTIL Group on condition that any votes which such directors (who are also HGCH Independent Shareholders) may cast in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code

“DoCoMo”	NTT DoCoMo, Inc., a company incorporated in Japan

“DoCoMo’s Option”	the option granted to DoCoMo on 27 May 2004 to require HWL to purchase or procure the purchase of all the HTIL Shares acquired by DoCoMo pursuant to the exercise of the HWL’s Option subject to and in accordance with its terms and conditions

“Effective Date”	the date on which the Scheme, if approved, becomes effective, which is the date on which a copy of the Supreme Court order sanctioning the Scheme is delivered to and registered by the Registrar of Companies in Bermuda, and which is expected to be Friday, 15 July 2005 (Bermuda time)

“Election Form”	the form of election to be completed by the Scheme Shareholders for election, pursuant to the Scheme, of either the Cash Alternative or the Share Alternative

DEFINITIONS

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any delegate for the time being of the Executive Director

“Explanatory Statement”	the explanatory statement as set out on pages 57 to 79 of this document in compliance with Section 100 of the Companies Act

“HGCH”	Hutchison Global Communications Holdings Limited a company incorporated in Bermuda, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 757)

“HGCH Board”	the board of HGCH Directors

“HGCH Director(s)”	director(s) of HGCH

“HGCH Group”	HGCH and its subsidiaries

“HGCH Independent Board Committee”	the independent board committee of HGCH comprising Mr. Tuan LAM, who is a non-executive director of HGCH, Mr. CHENG Ming Fun, Paul and Dr. LAM Lee G., who are independent non-executive directors of HGCH, which has been established for the purpose of advising the HGCH Independent Shareholders and the Optionholders in relation to the Proposal and the Option Offer

“HGCH Independent Shareholders”	HGCH Shareholders (including the Disinterested Directors) other than the HTIL Group and parties acting in concert with it

“HGCH Last Trading Day”	25 April 2005, being the last trading day prior to the suspension of trading in the HGCH Shares on the Stock Exchange pending the release of the Announcement

“HGCH Share Option Scheme”	the share option scheme of HGCH adopted on 2 April 2002

“HGCH Share(s)”	ordinary share(s) in the share capital of HGCH with a nominal value of HK$0.10 each, trading in board lots of 2,000 HGCH Shares on the Main Board of the Stock Exchange

“HGCH Shareholder(s)”	holder(s) of HGCH Shares

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HTI(C)”	Hutchison Telecommunications International (Cayman) Holdings Limited, a company incorporated in the Cayman Islands, and a wholly owned subsidiary of HTIL

DEFINITIONS

“HTI(C) Convertible Bond”	the convertible note held by HTI(C) in the principal amount of HK$3,200,000,000 issued by HGCH on 12 March 2004 and convertible into HGCH Shares at an initial conversion price of HK$0.96 per HGCH Share

“HTIL”	Hutchison Telecommunications International Limited a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“HTIL Board”	the board of HTIL Directors

“HTIL Director(s)”	director(s) of HTIL

“HTIL Group”	HTIL and its subsidiaries

“HTIL Prospectus”	the prospectus issued by HTIL dated 30 September 2004 for the global offering of HTIL Shares

“HTIL Share(s)”	ordinary share(s) in the share capital of HTIL with a nominal value of HK$0.25 each, trading in board lots of 1,000 HTIL Shares on the Main Board of the Stock Exchange

“HTIL Shareholder(s)”	holder(s) of HTIL Shares

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and a holder, through the HWL Vendor, of approximately 70.16% of HTIL Shares in issue as at the Latest Practicable Date

“HWL Connected Transaction Announcements”	the announcement made by HWL on 27 May 2004, the joint announcement made by HWL and HTIL on 4 October 2004 and the announcements made by HWL on 9 May 2005 and 24 May 2005 disclosing, among other things, the creation, exercise and lapse of the HWL’s Option and the creation, terms and exercise of DoCoMo’s Option

“HWL Vendor”	such wholly owned subsidiary of HWL as is the direct holder of approximately 70.16% of HTIL Shares in issue as at the Latest Practicable Date

“HWL Vendor Share Arrangement”	the arrangement whereby HTIL will procure the HWL Vendor to transfer HTIL Shares to any Connected Scheme Shareholders or Connected Optionholders who validly elect the Share Alternative or (where available) the Option Share Alternative as the form of the Cancellation Consideration or the Option Lapsing Consideration respectively as described on pages 58 and 70 of this document

DEFINITIONS

“HWL’s Option”	the option granted to HWL on 27 May 2004 to apply all or part of the purchase price of £120,000,000 for the acquisition of the entire issued share capital of the company controlled by DoCoMo for owning 20% of the issued share capital of Hutchison 3G UK Holdings Limited

“Indian Operating Companies”	Hutchison Max Telecom Limited, Hutchison Essar Telecom Limited (now known as Hutchison Essar Mobile Services Limited), Hutchison Telecom East Limited, Hutchison Essar South Limited, Fascel Limited and Aircel Digilink India Limited, providers of telecommunications services in India and indirect non-wholly owned subsidiaries of HTIL

“Latest Practicable Date”	3 June 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Option”	an option to subscribe for HGCH Shares pursuant to the HGCH Share Option Scheme

“Option Election Form”	the form of election to be completed by the relevant Optionholder for acceptance of the Option Offer and election of either the Option Cash Alternative or (where available) the Option Share Alter native as the Option Lapsing Consideration

“Option Cash Alternative”	the cash alternative under the Option Offer, as described under the section entitled “ The Option Offer “ in the Explanatory Statement on pages 68 to 71 of this document and the Optionholder Letters

“Option Lapsing Consideration”	the Option Cash Alternative or (where available) the Option Share Alternative

“Option Offer”	the conditional offer by ABN AMRO, on behalf of HTIL, to the Optionholders on the terms and subject to the conditions contained in this document and the Optionholder Letters

“Option Share Alternative”	the share alternative under the Option Offer in the case of Outstanding HGCH Share Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option, as described under the section entitled “The Option Offer” in the Explanatory Statement on pages 68 to 71 of this document and the Optionholder Letters

“Optionholder(s)”	holder(s) of Outstanding HGCH Share Options

DEFINITIONS

“Optionholder Letters”	the letters setting out terms and conditions of the Option Offer which are being sent separately to the relevant Optionholders

“Outstanding HGCH Share Options”	110,400,000 Options granted pursuant to the HGCH Share Option Scheme and outstanding as at the Latest Practicable Date

“PRC”	the People’s Republic of China

“Proposal”	the proposal for the privatisation of HGCH by HTIL by way of the Scheme

“Record Date”	9:00 p.m. (Hong Kong time) on Friday, 15 July 2005, or such other date and time as shall have been announced by HGCH, for determining entitlements under the Scheme

“Relevant Authorities”	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions

“Scheme”	the scheme of arrangement between HGCH and the Scheme Shareholders under Section 99 of the Companies Act as set out on pages 214 to 221 of this document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Supreme Court involving the cancellation of all the Scheme Shares

“Scheme Share(s)”	HGCH Share(s) in issue as at the Record Date which are not beneficially owned by the HTIL Group

“Scheme Shareholder(s)”	holder(s) of the Scheme Shares

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share Alternative”	the share alternative under the Proposal, being 2 HTIL Shares for every 21 Scheme Shares

“Special General Meeting”	the special general meeting of HGCH to be held at 4:30 p.m. on Wednesday, 29 June 2005 (or so soon thereafter as the Court Meeting shall have been concluded or adjourned) at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong, notice of which is given by advertisement in English in The Standard and in Chinese in Hong Kong Economic Journal on the date of this document and is set out on pages 224 and 225 of this document, or any adjournment thereof

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“subsidiary”	has the meaning ascribed to such expression under the Listing Rules

“Supreme Court”	the Supreme Court of Bermuda

“Takeovers Code”	the Code on Takeovers and Mergers

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong for the time being

“US$”	United States dollar(s), the lawful currency of the United States of America for the time being

“£”	the lawful currency of Great Britain for the time being

“%”	per cent.

*	For identification purposes only

EXPECTED TIMETABLE

2005

Latest time for lodging transfers of the HGCH Shares to qualify for attending the Court Meeting and the Special General Meeting	4:00 p.m. on Wednesday, 22 June

Book close dates (Note 1)	Thursday, 23 June to Wednesday, 29 June

Latest time for lodging forms of proxy in respect of (Notes 2 and 4):

Court Meeting	4:00 p.m. on Monday, 27 June

Special General Meeting	4:30 p.m. on Monday, 27 June

Court Meeting (Note 3)	4:00 p.m. on Wednesday, 29 June

Special General Meeting (Note 3)	4:30 p.m. on Wednesday, 29 June or so soon thereafter as the Court Meeting shall have been concluded or adjourned

Press announcement of results of the Court Meeting and the Special General Meeting in The Standard and Hong Kong Economic Journal	Thursday, 30 June

Supreme Court hearing of the petition to sanction the Scheme (Note 4)	Friday, 8 July

Press announcement of, inter alia, results of the sanction by the Supreme Court in The Standard and Hong Kong Economic Journal	Monday, 11 July

Latest time for dealing in the HGCH Shares	4:00 p.m. on Monday, 11 July

Latest time for lodging transfers of the HGCH Shares to qualify for entitlements under the Scheme	4:00 p.m. on Thursday, 14 July

Book close date (Note 5)	Friday, 15 July

Record Date	9:00 p.m. on Friday, 15 July

Effective Date (Notes 4 and 6)	Friday, 15 July

Withdrawal of the listing of the HGCH Shares on the Stock Exchange becomes effective (Note 6)	9:30 a.m. on Monday, 18 July

Despatch of Election Forms to Scheme Shareholders who are qualified for entitlements under the Scheme	Monday, 18 July

Despatch of Option Election Forms to Optionholders who have Outstanding HGCH Share Options not exercised on or prior to the Record Date	Monday, 18 July

EXPECTED TIMETABLE

Election period opens for Scheme Shareholders and Optionholders (Notes 7 and 8)	Monday, 18 July

Period during which odd lot trading arrangements in relation to HTIL Shares are provided	Friday, 29 July to Monday, 31 October

Latest time for lodging Election Forms and Option Election Forms (Notes 7 and 8)	4:00 p.m. on Monday, 1 August

Cheques for cash entitlements or share certificates of HTIL Shares under the Scheme and the Option Offer to be despatched on or before (Note 9)	Thursday, 11 August

Notes:

1.	The registers of members of HGCH kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining entitlements of the HGCH Independent Shareholders to attend and vote at the Court Meeting and of the HGCH Shareholders to attend and vote at the Special General Meeting. This book close period is not for determining entitlements under the Scheme. Any HGCH Shareholders selling or transferring their HGCH Shares after such period will not be qualified for entitlements under the Scheme.

2.	Forms of proxy should be lodged with the principal office of HGCH in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong as soon as possible and in any event not later than the relevant times and dates stated above or, in the case of the pink forms of proxy in respect of the Court Meeting, they may be handed to the chairman of the Court Meeting at the Court Meeting. Completion and return of a form of proxy for the Court Meeting or the Special General Meeting will not preclude a HGCH Independent Shareholder (in the case of the Court Meeting) or a HGCH Shareholder (in the case of the Special General Meeting) from attending and voting in person at the relevant meeting. In the event that you attend and vote in person at the relevant meeting, the returned form of proxy will be deemed to have been revoked.

3.	The Court Meeting and the Special General Meeting will be held at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong at the times and dates specified above. Please see the notice of the Court Meeting set out on pages 222 and 223 and the notice of the Special General Meeting set out on pages 224 and 225 of this document for details.

4.	All references in this document to times and dates are references to Hong Kong times and dates other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme and the Effective Date, which are references to the relevant date in Bermuda. For the period from the date of this document to 29 October 2005, Bermuda time is 11 hours behind Hong Kong time and will be 12 hours behind Hong Kong time thereafter.

5.	The registers of members of HGCH kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

6.	The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the Supreme Court order is delivered to the Registrar of Companies in Bermuda for registration and is registered. Registration is expected to take place on Friday, 15 July 2005 (Bermuda time) if the Scheme has been sanctioned by the Supreme Court and all of the Conditions (other than such registration of the Supreme Court order) have been fulfilled or waived. However, in the event that not all of the Conditions (other than Conditions (c) and (d)) have been fulfilled (or, as applicable, waived) by Friday, 8 July 2005, being the proposed date of the Supreme Court hearing of the petition to sanction the Scheme, the timetable of events thereafter will be subject to change. HGCH Independent Shareholders should note the Conditions as set out on pages 60 to 62 of this document. It is expected that the listing of the HGCH Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 18 July 2005.

EXPECTED TIMETABLE

7.	Election Forms, duly completed in accordance with the instructions on them, must be lodged with the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong so as to reach them no later than 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified through press announcement, failing which the Scheme Shareholders will receive the Share Alternative in respect of his entire holding of Scheme Shares if the Scheme becomes effective.

8.	Option Election Forms, duly completed in accordance with the instructions on them, must be lodged with the principal office of HTIL in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong so as to reach them no later than 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified to the Optionholders by ABN AMRO on behalf of HTIL, failing which the Optionholders to whom the Option Offer is made will not receive any Option Lapsing Consideration.

9.	A cheque for the amount in respect of the cash entitlements or share certificates of HTIL Shares under the Scheme and the Option Offer will be despatched within 10 days from the receipt of the duly completed Election Form or Option Election Form (as the case may be) concerned.

LETTER FROM THE HGCH BOARD

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

Executive Directors:	Registered office:
Mr. FOK Kin-ning, Canning (Chairman)	Clarendon House
Mr. LAI Kai Ming, Dominic (Deputy Chairman)	Church Street
Mrs. CHOW WOO Mo Fong, Susan	Hamilton HM 11
Mr. Frank John SIXT	Bermuda
Mr. Dennis Pok Man LUI
Mr. WONG King Fai, Peter	Head office and principal place of business:
Mr. KAN Ka Wing, Frankie
Ms. CHAN Wen Mee, May (Michelle)	22nd Floor
Mr. LAM Hon Nam	Hutchison House
10 Harcourt Road
Non-executive Directors:	Hong Kong
Mr. Tuan LAM
Mr. YANG Paul Chunyao (alternate to Mr. Tuan Lam)

Independent Non-executive Directors:
Mr. CHENG Ming Fun, Paul
Mr. CHEONG Ying Chew, Henry
Dr. LAM Lee G.
7 June 2005
To HGCH Shareholders and Optionholders

Dear Sir or Madam,

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES

FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

INTRODUCTION

It was jointly announced by HTIL and HGCH on 3 May 2005 that on 29 April 2005, HTIL had requested the HGCH Directors to put forward the Proposal to the Scheme Shareholders for consideration.

The Proposal and the Option Offer constitute a discloseable transaction and connected transactions for HTIL under the Listing Rules. ABN AMRO has been appointed as the financial adviser to HTIL in connection with the Proposal and the Option Offer. A circular is being issued by HTIL to the HTIL Shareholders on the date of this document in compliance with the relevant requirements of the Listing Rules.

LETTER FROM THE HGCH BOARD

Certain HGCH Directors, namely, Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT and Mr. Dennis Pok Man LUI are also HTIL Directors. Mr. FOK Kin-ning, Canning, Mr. LAI Kai Ming, Dominic, Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT are also directors of HWL. Mr. CHEONG Ying Chew, Henry is also a director of Cheung Kong (Holdings) Limited, the controlling shareholder of HWL. As at the Latest Practicable Date, Mr. WONG King Fai, Peter and Mr. KAN Ka Wing, Frankie were Optionholders holding 15,000,000 and 10,000,000 Outstanding HGCH Share Options, respectively, and Mr. LAM Hon Nam was interested in 54,562,000 HGCH Shares. Ms. CHAN Wen Mee, May (Michelle) has been nominated to act as a HGCH Director by the controlling shareholder of HGCH. Mr. WONG King Fai, Peter, Mr, KAN Ka Wing, Frankie and Mr. LAM Hon Nam are also salaried employees of the HGCH Group. Accordingly, the HGCH Directors mentioned above are not considered to be sufficiently independent for the purpose of advising the HGCH Independent Shareholders in respect of the Proposal and the Option Offer.

Mr. Tuan LAM was first appointed as a non-executive director of HGCH (then known as Vanda Systems & Communications Holdings Limited) in April 2002. At that time, he was nominated by DBS Nominees Private Limited, which was then a holder of convertible note issued by HGCH and which subsequently became a substantial shareholder of HGCH. After DBS Nominees Private Limited ceased to be a substantial shareholder of HGCH in March 2004, Mr. Tuan LAM remains as a non-executive director of HGCH.

The HGCH Independent Board Committee comprising Mr. Tuan LAM, who is a non-executive director of HGCH, Mr. CHENG Ming Fun, Paul and Dr. LAM Lee G., who are independent non-executive directors of HGCH, has been established by the HGCH Board to advise the HGCH Independent Shareholders and the Optionholders in connection with the Proposal and the Option Offer. CSFB has been appointed as the independent financial adviser to advise the HGCH Independent Board Committee in connection with the Proposal and the Option Offer.

The purposes of this document are to give you further information regarding the Proposal and the Option Offer and to give you notices of the Court Meeting and the Special General Meeting. Your attention is also drawn to the letter from the HGCH Independent Board Committee, the letter from CSFB, the Explanatory Statement and the Scheme.

SUMMARY OF THE PROPOSAL

It is proposed that, subject to the fulfilment or waiver (as applicable) of the Conditions as described in the Explanatory Statement in this document, the Proposal will be implemented by way of the Scheme, which will involve the cancellation of all the Scheme Shares and a reduction of the issued share capital of HGCH under Section 46 of the Companies Act. Upon the Scheme becoming effective, all the Scheme Shares will be cancelled and HGCH will become a wholly owned subsidiary of HTIL.

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive the Cancellation Consideration of either:

(a)	for every 21 Scheme Shares, 2 HTIL Shares; or

(b)	for each Scheme Share, HK$0.65 in cash.

The Share Alternative values each HGCH Share at (i) approximately HK$0.7048 (on the basis of the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date) and (ii) approximately HK$0.6952 (on the basis of the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date).

LETTER FROM THE HGCH BOARD

Each Scheme Shareholder may elect either the Share Alternative or the Cash Alternative, but not a combination of both, as the form of Cancellation Consideration in respect of its holding of the Scheme Shares. HTIL will not revise the terms of the Proposal as set out above.

Pursuant to the Proposal, HTIL will issue new HTIL Shares to any Scheme Shareholder (not being a Connected Scheme Shareholder) validly electing the Share Alternative as the form of Cancellation Consideration in respect of its holding of the Scheme Shares.

Any Scheme Shareholder who has not, by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified through press announcement, delivered to the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, a duly completed and executed Election Form will receive the Share Alternative in respect of his entire holding of Scheme Shares if the Scheme becomes effective. Any Scheme Shareholder who has returned an Election Form which is not duly completed or executed in accordance with the terms of the Scheme or electing a combination of both the Share Alternative and the Cash Alternative will receive the Share Alternative.

Following the Scheme becoming effective, to the extent that any Connected Scheme Shareholders validly elect the Share Alternative as the form of Cancellation Consideration in respect of their holdings of the Scheme Shares, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Share Alternative satisfied on HTIL’s behalf together with any stamp duty payable in connection with such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Share Alternative validly elected by any Connected Scheme Shareholder without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Scheme Shareholder (or, in the case of an overseas Connected Scheme Shareholder, the transfer of HTIL Shares by HWL Vendor to such Connected Scheme Shareholder) who has validly elected to receive the Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Scheme Shareholder or overseas Connected Scheme Shareholder instead at the value of the Cash Alternative. On or before despatch of the Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Scheme Shareholders or overseas Connected Scheme Shareholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

Fractions of HTIL Shares will not be issued or transferred to the Scheme Shareholders. The number of HTIL Shares to be issued or transferred to each Scheme Shareholder under the Proposal will be rounded down to the nearest integer.

The HTIL Group, which holds HGCH Shares, will not be entitled to receive HTIL Shares or the cash payment as their HGCH Shares do not form part of the Scheme Shares and will not be cancelled under the Proposal.

The Scheme will lapse if it does not become effective on or before 31 October 2005 or such later date as HTIL and HGCH may agree or as the Supreme Court may allow, and the Scheme Shareholders will be notified by way of a press announcement accordingly. Further announcement regarding the Proposal will be made as and when appropriate.

LETTER FROM THE HGCH BOARD

SUMMARY OF THE OPTION OFFER

As stated in the Announcement, HTIL would make an appropriate offer to the holders of the Outstanding HGCH Share Options in accordance with the Takeovers Code.

As at the Latest Practicable Date, there were 110,400,000 Outstanding HGCH Share Options, of which 25,000,000 Options were held by HGCH Directors and the remaining were held by other eligible participants under the HGCH Share Option Scheme, with exercise prices ranging from HK$0.34 to HK$0.94 per Option.

In the event that any of the Outstanding HGCH Share Options are exercised on or prior to the Record Date in accordance with the relevant provisions of the HGCH Share Option Scheme, any HGCH Shares issued as a result of the exercise of such Outstanding HGCH Share Options will be subject to and eligible to participate in the Scheme.

If the Scheme is approved by the requisite majority at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting, the Scheme is sanctioned by the Supreme Court and it becomes effective, any Outstanding HGCH Share Options which are not exercised on or prior to the Record Date will automatically lapse in accordance with the provisions of the HGCH Share Option Scheme. If the Scheme is not approved by the requisite majority at the Court Meeting or the HGCH Shareholders do not approve its implementation at the Special General Meeting, the Scheme is not sanctioned by the Supreme Court or otherwise does not become effective, all unexercised Options will remain unaffected and will be exercisable during their relevant exercise periods pursuant to the terms of the HGCH Share Option Scheme.

The Option Offer, which is conditional on the Proposal becoming effective and binding, has been made by ABN AMRO, on behalf of HTIL, to the Optionholders. The Optionholder Letters setting out the terms and conditions of the Option Offer are separately despatched to each of the Optionholders. Assuming that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting, the Scheme is sanctioned by the Supreme Court and it becomes effective on Friday, 15 July 2005 (Bermuda time), the Option Election Forms are expected to be despatched by post on Monday, 18 July 2005 to Optionholders who have Outstanding HGCH Share Options that have not been exercised on or prior to the Record Date. Optionholders should refer to the Optionholder Letters, a sample of which is set out on pages 205 to 213 in appendix VI to this document.

The Option Offer will provide that in respect of any Outstanding HGCH Share Options which, to the extent not exercised on or prior to the Record Date, will, subject to the Scheme becoming effective, lapse on the day immediately following the Record Date, each relevant Optionholder who accepts the Option Offer and lodges the Option Election Form by the prescribed deadline will be entitled to receive either the Option Cash Alternative or (where available) the Option Share Alternative as follows if the Option Offer becomes unconditional:

Exercise price of Outstanding HGCH Share Options	Option Share Alternative	Option Cash Alternative
HK$0.34	for every 20.3 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.31 in cash

LETTER FROM THE HGCH BOARD

Exercise price of Outstanding HGCH Share Options	Option Share Alternative	Option Cash Alternative
HK$0.41	for every 25.1 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.24 in cash

HK$0.48	for every 32.9 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.17 in cash

HK$0.94	not available	for every 50,000 such Outstanding HGCH Share Options unexercised as at the Record Date, HK$0.01 in cash

Each holder of Outstanding HGCH Share Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option, and who has Outstanding HGCH Share Options unexercised as at the Record Date, may elect whether to accept the Option Offer and, if so, may elect either the Option Cash Alternative or the Option Share Alternative, but not a combination of both, as the form of Option Lapsing Consideration in respect of the lapsing of the Outstanding HGCH Share Options. The Option Share Alternative represents the amount (in terms of number of HTIL Shares based on the ratio of every 21 Scheme Shares for 2 HTIL Shares) by which the implied value of the Share Alternative (being approximately HK$0.7048 based on the closing price of HK$7.40 per HTIL Share on 29 April 2005, the trading day immediately prior to the Announcement Date) exceeds the exercise price of the relevant Outstanding HGCH Share Option. The Option Cash Alternative represents the “see-through” price of that Outstanding HGCH Share Option, being the amount by which the value of the Cash Alternative exceeds the exercise price of that Outstanding HGCH Share Option.

As at the Latest Practicable Date, there were five holders of Outstanding HGCH Share Options with an exercise price of HK$0.94 per Option. If an Optionholder has such Outstanding HGCH Share Options unexercised as at the Record Date, he/she may elect to accept the Option Offer and lodge the Option Election Form by the prescribed deadline, in which case he/she will be entitled to receive HK$0.01 for every 50,000 Outstanding HGCH Share Options held by him/ her unexercised as at the Record Date as Option Lapsing Consideration, which is a nominal sum considering that the exercise price of such Options exceeds the value of the Cash Alternative. Such Optionholders shall not be entitled to elect the Option Share Alternative.

An Optionholder who has Outstanding HGCH Share Options unexercised as at the Record Date and wishes to accept the Option Offer in respect of the lapsing of such Outstanding HGCH Share Options must complete and return the Option Election Form to elect to accept the Option Offer and to elect either the Option Cash Alternative or (where available) the Option Share Alternative, but not a combination of both. Any such Optionholder who has not, by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified to the Optionholders by ABN AMRO on behalf of HTIL, delivered to the principal office of HTIL in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong, a duly completed and executed Option Election Form will not receive any Option Lapsing Consideration.

LETTER FROM THE HGCH BOARD

Pursuant to the Option Offer, HTIL will issue new HTIL Shares to any relevant Optionholder (not being a Connected Optionholder) validly electing the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of the lapsing of the relevant Outstanding HGCH Share Options unexercised as at the Record Date.

Following the Scheme becoming effective, to the extent that any relevant Connected Optionholders validly elect the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of their holdings of the Outstanding HGCH Share Options, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Option Share Alternative satisfied on HTIL’s behalf together with any stamp duty incurred in connection with such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Option Share Alternative validly elected by any Connected Optionholder without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

Fractions of HTIL Shares will not be issued or transferred to the relevant Optionholders. The number of HTIL Shares to be issued or transferred to each relevant Optionholder under the Option Offer will be rounded down to the nearest integer.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Optionholder (or, in the case of an overseas Connected Optionholder, the transfer of HTIL Shares by HWL Vendor to such Connected Optionholder) who has accepted the Option Offer and, where available, validly elected to receive the Option Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Optionholder or overseas Connected Optionholder instead at the value of the Option Cash Alternative. On or before despatch of the Option Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Optionholders or overseas Connected Optionholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

REASONS FOR AND BENEFITS OF THE PROPOSAL AND THE OPTION OFFER

The HTIL Board and the HGCH Board are of the view that the level of coverage on HGCH from market research professionals has historically been minimal, compared to HTIL, which has contributed to a low level of investor awareness of HGCH’s operating merits. Furthermore, the liquidity in the HGCH Shares traded on the Stock Exchange has been relatively low compared to HTIL. For the 3-month period from 24 January 2005 up to the day prior to the HGCH Last Trading Day, or 22 April 2005, the average daily trading value (being the daily closing share price multiplied by the daily trading volume) for HGCH Shares was approximately HK$5.55 million. The average daily trading value of HGCH Shares for the 1-month period from 23 March 2005 up to the day prior to the HGCH Last Trading Day, or 22 April 2005, has fallen to approximately HK$3.45 million. Comparatively, over the same 3-month and 1-month periods, the average daily trading value of HTIL Shares was approximately HK$34.99 million and HK$20.02 million, respectively. The average closing price of the HGCH Shares was HK$0.454 over the 12-month period from 26 April 2004 up to and including the HGCH Last Trading Day. The average closing price of HGCH Shares over the 1-month period from 29 March 2005 up to

LETTER FROM THE HGCH BOARD

and including the HGCH Last Trading Day was HK$0.449. The average closing price of HGCH Shares over the 1 month period from 4 May 2005 up to and including the Latest Practicable Date was HK$0.665.

In view of the above, the HTIL Board and the HGCH Board believe that the ability of HGCH to take advantage of its listed status to raise funds from the equity markets is limited and consider that the costs associated with the maintenance of HGCH’s listing on the Stock Exchange and its publicly listed status are no longer warranted.

HTIL and HGCH retain a long-standing commitment to and confidence in the businesses of HGCH and plan to continue to invest to develop HGCH’s businesses. Furthermore, and particularly in light of HTIL’s public listing subsequent to HGCH’s effective listing in March 2004, the Proposal will simplify the group structure of HTIL and HGCH, as well as offer greater operational and financing flexibility. In addition, it will simplify and improve the transparency of HTIL’s group structure and ultimately achieve greater operating efficiency on a long-term strategic as well as day-to-day basis, and hence enhance the competitiveness of both companies in the market place.

In light of all of the above, HTIL has requested the HGCH Directors to put forward the Proposal, on terms which the HTIL Board considers full and fair, to the Scheme Shareholders for consideration. The value of the Cancellation Consideration under the Cash Alternative and the Share Alternative represents a premium of approximately 36.84% and 48.37% respectively over the closing price of the HGCH Shares on the HGCH Last Trading Day as well as a premium of approximately 43.09% and 55.15% respectively over the average closing price of the HGCH Shares over the 12-month period from 26 April 2004 up to and including the HGCH Last Trading Day. The HTIL Board and the HGCH Board believe that the Proposal represents a good opportunity for all Scheme Shareholders to realise their investments in HGCH at a price significantly above the levels at which the HGCH Shares have traded in any material volume for a number of months and in excess of any price that they might obtain under current market conditions if the Proposal does not take place and, if they elect the Share Alternative, to exchange for shares of a more substantial and diversified company with more liquidity.

The Option Offer is made by ABN AMRO on behalf of HTIL in accordance with the Takeovers Code. The Option Lapsing Consideration under the Option Cash Alternative and (where available) the Option Share Alternative has been determined with reference to the Cash Alternative and the Share Alternative under the Scheme respectively.

INFORMATION ON THE HGCH GROUP AND THE HTIL GROUP

Your attention is drawn to the sections entitled “Information on the HGCH Group” and “Information on the HTIL Group” in the Explanatory Statement of this document. Your attention is also drawn to the financial information of the HGCH Group and of the HTIL Group in appendices I and II respectively to this document.

OTHER INFORMATION

As disclosed in the Announcement and the HWL Connected Transaction Announcements, DoCoMo had been granted DoCoMo’s Option pursuant to which DoCoMo may require HWL to acquire all of the 187,966,653 HTIL Shares beneficially held by it and notice of intention to exercise DoCoMo’s Option has been given. An application has been made to the Executive for, and the Executive has granted to HWL a waiver from the strict compliance with the restriction under Rule 21.3 of the Takeovers Code in order for HWL to purchase all the HTIL Shares

LETTER FROM THE HGCH BOARD

pursuant to the terms of DoCoMo’s Option. Following acquisition of such additional 187,966,653 HTIL Shares, scheduled to occur on 23 June 2005 (or such earlier date as agreed between HWL and DoCoMo), and assuming that there are no other changes in its HTIL shareholding, HWL’s indirect shareholding interest in HTIL will increase from approximately 70.16% to approximately 74.3% of HTIL’s current issued share capital.

Mr. Fok Kin-ning, Canning, the Chairman and a non-executive director of HTIL and the Chairman and an executive director of HGCH, and therefore a person presumed to be a party acting in concert with HTIL, is beneficially interested in 10,000,000 HGCH Shares, representing approximately 0.14% of HGCH’s issued share capital as at the Latest Practicable Date. Mr. Fok has unconditionally and irrevocably agreed that he will procure a donation to a charitable institution or trust of a public character which is exempt or deemed to have been exempt from tax under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) of either the Cancellation Consideration to be derived from such HGCH Shares if the Proposal becomes effective or the beneficial interest in such HGCH Shares should the Proposal fail or lapse. Accordingly, Mr. Fok will make no financial gain out of the implementation of the Proposal. An application has been made to the Executive for and the Executive has granted to HGCH a waiver from the strict compliance with the requirements under Rule 2.4 of the Takeovers Code. Mr. Fok will not be entitled to vote at the Court Meeting on the resolution for approving the Scheme. In view of the interests of HTIL in the Proposal, parties acting in concert with HTIL will also not be entitled to vote at the Court Meeting. Save and except for the above, none of the other common directors for both HTIL and HGCH held any HGCH Shares as at the Latest Practicable Date.

The HTIL Board believes that HTIL will continue to maintain its public float required under the Listing Rules following implementation of the Proposal and the acquisition of the additional HTIL Shares by HWL from DoCoMo pursuant to the terms of DoCoMo’s Option.

HTIL has appointed ABN AMRO as its financial adviser in connection with the Proposal and the Option Offer. ABN AMRO is satisfied that sufficient financial resources are available to HTIL for the implementation of the Proposal and the Option Offer.

FUTURE INTENTIONS OF HTIL

Your attention is drawn to the section entitled “Future Intentions of HTIL” in the Explanatory Statement on page 73 of this document.

ODD LOT TRADING ARRANGEMENTS

In order to facilitate the trading of odd lots of HTIL Shares issued (or, in the case of a Connected Scheme Shareholder or a Connected Optionholder, transferred by the HWL Vendor) under the Share Alternative and the Option Share Alternative, HTIL has appointed the Agent to provide the service to match the sale and purchase of odd lots of such HTIL Shares during the period from Friday, 29 July 2005 to Monday, 31 October 2005, both days inclusive. Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Share Alternative or the Option Share Alternative who wish to take advantage of this facility may contact the Agent during the aforesaid period as follows:

Contact Person	Telephone number
Law, Pak Hong Passe	(852)2867 6663
Vice President, Trading Department

LETTER FROM THE HGCH BOARD

Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Share Alternative or Option Share Alternative should note that the matching of the sale and purchase of odd lots of HTIL Shares is not guaranteed. Such HTIL Shareholders are advised to consult their professional advisers if they are in doubt about the facility described above.

COURT MEETING AND SPECIAL GENERAL MEETING

In accordance with the direction of the Supreme Court, the Court Meeting has been convened for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). As at the Latest Practicable Date, HTIL Group was interested in 3,626,888,793 HGCH Shares, representing approximately 52.53% of the issued share capital of HGCH. In view of the interests of the HTIL Group in the Proposal, members of the HTIL Group are not entitled to vote on the Scheme at the Court Meeting. In addition, 571,355,835 HGCH Shares were held by HGCH Shareholders who are parties acting in concert with HTIL as at the Latest Practicable Date. Such HGCH Shareholders are also not entitled to vote at the Court Meeting. Any votes cast by Disinterested Directors in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code according to the ruling granted by the Executive on 27 May 2005 (and supplemented on 1 June 2005), but will be counted for the purposes of Section 99 of the Companies Act. Neither HTIL nor parties acting in concert with it dealt in the HGCH Shares in the period starting six months prior to the Announcement Date and ended on the Latest Practicable Date.

The Special General Meeting has been convened to be held immediately following the Court Meeting for the purpose of considering and, if thought fit, passing a special resolution to approve the implementation of the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH). All HGCH Shareholders will be entitled to attend and vote on such special resolution at the Special General Meeting. HTIL indicated that if the Scheme is approved at the Court Meeting, those HGCH Shares held by the HTIL Group will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve the implementation of the Proposal.

Notices of the Court Meeting and the Special General Meeting are set out on pages 222 to 225 of this document. The Court Meeting and the Special General Meeting will be held on Wednesday, 29 June 2005 at the respective times specified in such notices at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong.

Pursuant to the bye-laws of HGCH, a poll may be demanded in relation to any resolution put to the vote of the Special General Meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least three HGCH Shareholders present in person or in the case of a HGCH Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a HGCH Shareholder or HGCH Shareholders present in person or in the case of a HGCH Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all HGCH Shareholders having the right to vote at the meeting; or

LETTER FROM THE HGCH BOARD

(d)	by a HGCH Shareholder or HGCH Shareholders present in person or in the case of a HGCH Shareholder being a corporation by its duly authorised representative or by proxy and holding HGCH Shares conferring a right to vote at the meeting being HGCH Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all HGCH Shares conferring that right.

ACTIONS TO BE TAKEN BY THE HGCH SHAREHOLDERS AND BY THE OPTIONHOLDERS

HGCH Shareholders

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Special General Meeting are enclosed with this document.

Whether or not you are able to attend the Court Meeting and/or the Special General Meeting or any adjournment thereof, HGCH Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting, and HGCH Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Special General Meeting, in accordance with the respective instructions printed thereon, and to lodge them with the principal office of HGCH in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. In order to be valid, the pink form of proxy for use at the Court Meeting should be lodged so as to reach the above address not later than 4:00 p.m. on Monday, 27 June 2005, or alternatively, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Special General Meeting should be lodged so as to reach the above address not later than 4:30 p.m. on Monday, 27 June 2005. Completion and return of a form of proxy for the Court Meeting or the Special General Meeting will not preclude you from attending and voting in person at the relevant meeting. In the event that you attend and vote in person at the relevant meeting, the returned form of proxy will be deemed to have been revoked.

Upon the sanction of the Scheme by the Supreme Court, an announcement will be made on the results of the sanction, the expected timetable for the latest time for dealing in HGCH Shares, the Effective Date and the date of withdrawal of the listing of the HGCH Shares, the Record Date and the last date to lodge the Election Forms and the Option Election Forms. Based on the current timetable, the aforesaid announcement will be issued on or about Monday, 11 July 2005, with the latest time for dealing in HGCH Shares being 4:00 p.m. on Monday, 11 July 2005 and the Record Date being 9:00 p.m. on Friday, 15 July 2005 and the last date to lodge the Election Forms and the Option Election Forms being Monday, 1 August 2005.

Assuming that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting, the Scheme is sanctioned by the Supreme Court and it becomes effective on Friday, 15 July 2005 (Bermuda time), the Election Forms are expected to be despatched by post on Monday, 18 July 2005 to Scheme Shareholders who are qualified for entitlements under the Scheme.

A Scheme Shareholder must complete and execute an Election Form in accordance with the instructions printed on it and elect for the Cash Alternative or the Share Alternative (but not a combination of both) in respect of all his Scheme Shares, and deliver such Election Form to the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, so as to reach the above address by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified through press announcement.

LETTER FROM THE HGCH BOARD

Any Scheme Shareholder who has not returned an Election Form as described above or who has returned an Election Form which is not duly completed or executed in accordance with the terms of the Scheme or electing a combination of both the Share Alternative and the Cash Alternative will receive the Share Alternative.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Scheme Shareholder (or, in the case of an overseas Connected Scheme Shareholder, the transfer of HTIL Shares by HWL Vendor to such Connected Scheme Shareholder) pursuant to the Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Scheme Shareholder or overseas Connected Scheme Shareholder instead at the value of the Cash Alternative. On or before despatch of the Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Scheme Shareholders or Connected Scheme Shareholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

Any Scheme Shareholder who holds Scheme Shares as a nominee, trustee or registered holder in any other capacity will not be treated differently from any other registered holder. Any beneficial owner of Scheme Shares whose shares are registered in the name of a nominee, trustee or registered holder in any other capacity should make arrangements with such nominee, trustee or registered holder in relation to the Scheme and the election of the form of the Cancellation Consideration, and may consider whether it wishes to arrange for the registration of the relevant shares in the name of the beneficial owner prior to the Record Date.

The Scheme Shareholders should also note the instructions and terms printed on the Election Forms.

Optionholders

The Optionholder Letters setting out the terms and conditions of the Option Offer are separately despatched to each of the Optionholders. Optionholders should refer to those letters, a sample of which is set out on pages 205 to 213 in appendix VI to this document.

Assuming that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting, the Scheme is sanctioned by the Supreme Court and it becomes effective on Friday, 15 July 2005 (Bermuda time), the Option Election Forms are expected to be despatched by post on Monday, 18 July 2005 to Optionholders who have Outstanding HGCH Share Options that have not been exercised on or prior to the Record Date. An Optionholder who wishes to accept the Option Offer in respect of the lapsing of such Outstanding HGCH Share Options must complete and return the Option Election Form to elect to accept the Option Offer and to elect either the Option Cash Alternative or (where available) the Option Share Alternative, but not a combination of both. Any such Optionholder who has not, by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified to the Optionholders by ABN AMRO on behalf of HTIL, delivered to the principal office of HTIL in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong, a duly completed and executed Option Election Form will not receive any Option Lapsing Consideration.

LETTER FROM THE HGCH BOARD

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Optionholder (or, in the case of an overseas Connected Optionholder, the transfer of HTIL Shares by HWL Vendor to such Connected Optionholder) who has accepted the Option Offer and, where available, validly elected to receive the Option Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Optionholder or overseas Connected Optionholder instead at the value of the Option Cash Alternative. On or before despatch of the Option Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Optionholders or overseas Connected Optionholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

The Optionholders should also note the instructions and terms printed on the Option Election Forms.

RECOMMENDATIONS

In the letter from CSFB to the HGCH Independent Board Committee as set out on pages 24 to 56 of this document, CSFB states that it considers the terms of the Proposal to be fair and reasonable from a financial point of view to the HGCH Independent Shareholders and as such, the HGCH Independent Shareholders should vote in favour of the Proposal. In its letter, CSFB also states that it considers the terms of the Option Offer to be fair and reasonable from a financial point of view so far as the relevant Optionholders are concerned. You are urged to read carefully the letter from CSFB as set out on pages 24 to 56 of this document.

The HGCH Independent Board Committee, having taken into account the opinion of CSFB and, in particular, the factors, reasons and recommendations as set out in the letter from CSFB on pages 24 to 56 of this document, considers that the terms of the Proposal are fair and reasonable from a financial point of view to the HGCH Independent Shareholders and the terms of the Option Offer are fair and reasonable from a financial point of view so far as the relevant Optionholders are concerned. Accordingly, the HGCH Independent Board Committee recommends the HGCH Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to approve the implementation of the Proposal at the Special General Meeting, and recommends the relevant Optionholders to accept the Option Offer if the Outstanding HGCH Share Options are not exercised on or prior to the Record Date. You are urged to read carefully the letter from the HGCH Independent Board Committee as set out on page 23 of this document.

FURTHER INFORMATION

You are urged to read carefully the Explanatory Statement as set out on pages 57 to 79 of this document, the appendices to this document, the Scheme as set out on pages 214 to 221 of this document, and the notices of the Court Meeting and the Special General Meeting as set out on pages 222 to 225 of this document.

Yours faithfully, For and on behalf of the HGCH Board

FOK Kin-ning, Canning Chairman

LETTER FROM THE HGCH INDEPENDENT BOARD COMMITTEE

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

7 June 2005

To the HGCH Independent Shareholders and the Optionholders

Dear Sir or Madam,

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES

FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

It was jointly announced by HTIL and HGCH on 3 May 2005 that on 29 April 2005, HTIL had requested the HGCH Directors to put forward the Proposal to the Scheme Shareholders, details of which are set out in the section entitled “Letter from the HGCH Board” as set out on pages 11 to 22 of a document issued jointly by HGCH and HTIL dated 7 June 2005 (the “Document”), of which this letter forms part. We have been appointed as members of the HGCH Independent Board Committee to give a recommendation to the HGCH Independent Shareholders and the Optionholders in respect of the Proposal and the Option Offer respectively. CSFB has been appointed as the independent financial adviser to advise us in connection with the Proposal and the Option Offer.

Having considered the terms of the Proposal and the terms of the Option Offer, and having taken into account the opinion of CSFB and, in particular, the factors, reasons and recommendations as set out in the letter from CSFB on pages 24 to 56 of the Document, we consider that the terms of the Proposal are fair and reasonable from a financial point of view to the HGCH Independent Shareholders, and that the terms of the Option Offer are fair and reasonable from a financial point of view so far as the relevant Optionholders are concerned. Accordingly, we recommend the HGCH Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to approve the implementation of the Proposal at the Special General Meeting. We also recommend the relevant Optionholders to accept the Option Offer if the Outstanding HGCH Share Options are not exercised on or prior to the Record Date.

Yours faithfully,

The HGCH Independent Board Committee

Mr. Tuan LAM	Mr. CHENG Ming Fun, Paul	Dr. LAM Lee G.
Non-executive Director	Independent Non-executive Director	Independent Non-executive Director

*	For identification purposes only

LETTER FROM CSFB

Credit Suisse First Boston (Hong Kong) Limited

45/F, Two Exchange Square

Central

Hong Kong

June 7, 2005

The Independent Board Committee

Hutchison Global Communications Holdings Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

PROPOSED PRIVATIZATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

Dear Sirs,

INTRODUCTION

We refer to the document to HGCH Shareholders and Optionholders dated June 7, 2005 (the “Document”) issued jointly by Hutchison Telecommunications International Limited (“HTIL”) and Hutchison Global Communications Holdings Limited (“HGCH”) of which this letter forms a part. Terms defined in the Document shall have the same meanings herein.

In accordance with Rule 2.1 of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”), the independent committee of the board of directors of HGCH comprising Mr. Tuan LAM, who is a non-executive director of HGCH, Mr. CHENG Ming Fun, Paul and Dr. LAM Lee G (the “Independent Board Committee”) has been formed to consider the terms of the Proposal and the Option Offer. The following HGCH Directors are not considered to be sufficiently independent for the purpose of advising the HGCH Independent Shareholders in respect of the Proposal and the Option Offer. Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT and Mr. Dennis Pok Man LUI are also HTIL Directors. Mr. FOK Kin-ning, Canning, Mr. LAI Kai Ming, Dominic, Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT are also directors of HWL. Mr. CHEONG Ying Chew, Henry is also a director of Cheung Kong (Holdings) Limited, the controlling shareholder of HWL. As at the Latest Practicable Date, Mr. WONG King Fai, Peter and Mr. KAN Ka Wing, Frankie were Optionholders holding 15,000,000 and 10,000,000 Outstanding HGCH Share Options, respectively, and Mr. LAM Hon Nam was interested in 54,562,000 HGCH Shares. Ms. CHAN Wen Mee, May (Michelle) has been nominated to act as a HGCH Director by the controlling shareholder of HGCH. Mr. WONG King Fai, Peter, Mr. KAN Ka Wing, Frankie and Mr. LAM Hon Nam are also salaried employees of the HGCH Group.

LETTER FROM CSFB

Credit Suisse First Boston (Hong Kong) Limited (“CSFB”) has been appointed to act as the independent financial advisor to the Independent Board Committee to give an opinion as set out in the penultimate section to this letter with respect to the terms of the Proposal and the Option Offer as set out in pages 57 to 60 and pages 68 to 71, respectively, of the Document. CSFB is independent from and not affiliated with HGCH, HTIL, and their affiliates or any other party acting in concert with it. Earlier this year, CSFB’s Singapore affiliate assisted ARA Trust Management (Suntec) Limited, a company associated with Cheung Kong (Holdings) Limited (“Cheung Kong”), a controlling shareholder of Hutchison Whampoa Limited, which is in turn a controlling shareholder of HTIL, to purchase assets from a third party. The transaction did not proceed and CSFB was not remunerated. An affiliate of CSFB acted as a co-manager and underwriter in August 2003 for the initial public offering (“IPO”) of Fortune Real Estate Investment Trust (“Fortune REIT”). In the Fortune REIT IPO, CSFB did not act as a bookrunner, lead manager or global co-ordinator, did not act as an advisor to the issuer, did not liaise with the regulatory authorities, did not participate in prospectus drafting, did not participate in pricing determination, and did not “lead” the offering in any way. In addition, we have agreed to act as an underwriter for a potential IPO that has not yet been announced for an entity that is an associate of Cheung Kong. In this potential offering, CSFB will not act as the sponsor (or equivalent), not be the principal liaison with the regulatory authorities, will not act as bookrunner in connection with such IPO, not advise on the use of proceeds from the offering, not act as the financial advisor to the potential issuer or its controlling shareholders, and will not be remunerated unless the listing occurs. This letter has been prepared and delivered in accordance with the requirements of the Takeovers Code for the purpose of assisting the Independent Board Committee in evaluating the Proposal and the Option Offer and for no other reason.

In arriving at our opinion, we have reviewed, among other things, the Document and certain related agreements and certain publicly available business and financial information relating to HGCH and HTIL. We have also reviewed certain other information relating to HGCH and HTIL, including certain financial forecasts relating to HGCH, provided to or discussed with us by HGCH, and have met with the management of HGCH to discuss the business and prospects of HGCH. We have also considered certain financial and stock market data of each of HGCH and HTIL, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of HGCH and HTIL. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. We have not conducted an in-depth review of HTIL, its business, financial condition and prospects.

The HTIL Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document (other than that relating to the HGCH Group) and the HGCH Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document (other than that relating to the HTIL Group which for this purpose shall exclude the HGCH Group). The HTIL Directors and the HGCH Directors have confirmed, having made all reasonable enquiries, that, to the best of their knowledge, opinions expressed in the Document have been arrived at after due and careful consideration and there are no other facts (other than, in the case of the HTIL Directors, those relating to the HGCH Group and, in the case of the HGCH Directors, those relating to the HTIL Group which for this purpose shall exclude the HGCH Group) not contained in the Document, the omission of which would make any statement in the Document misleading.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

LETTER FROM CSFB

Our opinion is also subject to the following qualifications:

(a)	we have been appointed to act as the independent financial advisor to the Independent Board Committee in relation to the terms of the Proposal and the Option Offer. As such, the scope of our review, and consequentially, our opinion addresses only the fairness and reasonableness, from a financial point of view, to HGCH Independent Shareholders of the Proposal and to Optionholders of the Option Offer and does not address any other aspect or implication of the Proposal or the Option Offer or any other agreement, arrangement or understanding entered into in connection with the Proposal or the Option Offer or otherwise;

(b)	we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of HGCH or HTIL, nor have we been furnished with any such evaluations or appraisals;

(c)	we have considered the Proposal and the Option Offer from the perspective of HGCH Independent Shareholders and Optionholders as a whole, and not from the perspective of each individual HGCH Independent Shareholder and Optionholder. As such, each HGCH Independent Shareholder and Optionholder should consider his/her/its vote on the merits or otherwise of the Proposal and the Option Offer in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his/her/its own investment objectives and tax position;

(d)	we express no opinion as to whether the Proposal and the Option Offer will be completed or achieved;

(e)	we are not expressing any opinion as to what the value of HTIL Shares actually will be on issue to the HGCH Independent Shareholders and Optionholders pursuant to the Proposal and the Option Offer or the prices at which HTIL Shares will trade at any time;

(f)	we did not participate in negotiations with respect to the terms of the Proposal and the Option Offer;

(h)	our opinion speaks as of the date hereof.

We will receive a fee from HGCH for the delivery of this letter. HGCH has also agreed to indemnify Credit Suisse First Boston (Hong Kong) Limited and certain related persons against certain liabilities and expenses in connection with this engagement.

LETTER FROM CSFB

TERMS OF THE PROPOSAL

For details of the terms of the Scheme, the Proposal and the Option Offer, your attention is drawn to the “Explanatory Statement” of the Document.

The Proposal

The Scheme will provide that all Scheme Shares will be cancelled and HGCH will become a wholly owned subsidiary of HTIL. In consideration for the cancelled Scheme Shares, each Scheme Shareholder will be entitled to receive the Cancellation Consideration of either:

(A)	Share Alternative

For every 21 Scheme Shares, 2 HTIL Shares; or

(B)	Cash Alternative

For each Scheme Share, HK$0.65 in cash.

The Share Alternative values each HGCH Share at (i) approximately HK$0.7048 (on the basis of the closing price of HK$7.40 per HTIL Share on April 29, 2005, being the trading day immediately prior to the Announcement Date) and (ii) approximately HK$0.6952 (on the basis of the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date).

The Scheme is subject to a number of conditions, including court sanction of the Scheme and approval by at least three-fourths in value of the votes (taken by poll) cast by a majority in number of the HGCH Independent Shareholders present and voting at the Court Meeting, and dissenting votes (taken by poll) against the Scheme at the Court Meeting cast by the HGCH Independent Shareholders not exceeding 10% in value of all the HGCH Shares held by the HGCH Independent Shareholders.

As at the Latest Practicable Date, the HGCH Independent Shareholders held 3,277,087,168 HGCH Shares, representing 47.47% of the entire issued share capital of HGCH, of which 10% is 327,708,717 HGCH Shares or 4.75% of the total issued share capital of HGCH. As of the HGCH Last Trading Day, the implied 1 day share price premium being offered under the Cash Alternative is 36.8% and is 48.4% under the Share Alternative.

The Option Offer

In the event that any of the Outstanding HGCH Share Options are exercised on or prior to the Record Date in accordance with the relevant provisions of the HGCH Share Option Scheme, any HGCH Shares issued as a result of the exercise of such Outstanding HGCH Share Options will be subject to and eligible to participate in the Scheme.

If the Scheme is approved by the requisite majority at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting, the Scheme is sanctioned by the Supreme Court and it becomes effective, any Outstanding HGCH Share Options which are not exercised on or prior to the Record Date will automatically lapse in accordance with the provisions of the HGCH Share Option Scheme. If the Scheme is not approved by the requisite majority at the Court Meeting, or the HGCH Shareholders do not approve its implementation at the Special General Meeting, the Scheme is not sanctioned by the Supreme Court or it does not become effective, all unexercised Options will remain unaffected and will be exerciseable during their relevant exercise periods pursuant to the terms of the HGCH Share Option Scheme.

LETTER FROM CSFB

The Option Offer, which is conditional on the Proposal becoming effective and binding, has been made by ABN AMRO, on behalf of HTIL, to the Optionholders. The Optionholder Letters setting out the terms and conditions of the Option Offer are separately despatched to each of the Optionholder.

The Option Offer will provide that in respect of any Outstanding HGCH Share Options which, to the extent not exercised on or prior to the Record Date, will lapse on the day immediately following the Record Date, each Optionholder who accepts the Option Offer and lodges the Option Election Form by the prescribed deadline will be entitled to receive either the Option Cash Alternative or (where applicable) the Option Share Alternative as follows:

Exercise Price of Outstanding HGCH Share Options	Option Share Alternative	Option Cash Alternative
HK$0.34	For every 20.3 such Outstanding HGCH Share Option unexercised as at the Record Date, 1 HTIL Share	For each such Outstanding HGCH Share Options HK$0.31 in cash

HK$0.41	For every 25.1 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	For each such Outstanding HGCH Share Option, HK$0.24 in cash

HK$0.48	For every 32.9 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	For each such Outstanding HGCH Share Option, HK$0.17 in cash

HK$0.94	Not available	For every 50,000 such Outstanding HGCH Share Options unexercised as at the Record Date, HK$0.01 in cash

Each holder of Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option, and who has Outstanding HGCH Share Options unexercised as at the Record Date, may elect whether to accept the Option Offer and, if so, may elect either the Option Cash Alternative or the Option Share Alternative, but not a combination of both, as the form of Option Lapsing Consideration in respect of the lapsing of the Outstanding HGCH Share Options. The Option Share Alternative represents the amount (in terms of number of HTIL Shares based on the ratio of every 21 Scheme Shares for 2 HTIL Shares) by which the implied value of the Share Alternative (being approximately HK$0.7048 based on the closing price of HK$7.40 per HTIL Share on April 29, 2005, the trading day immediately prior to the Announcement Date) exceeds the exercise price of the relevant Outstanding HGCH Share Option. The Option Cash Alternative represents the “see-through” price of that Outstanding HGCH Share Option, being the amount by which the value of the Cash Alternative exceeds the exercise price of that Outstanding HGCH Share Option.

As at the Latest Practicable Date, there were five holders of Outstanding HGCH Share Options with an exercise price of HK$0.94 per Option. If an Optionholder has such Outstanding HGCH Share Options unexercised as at the Record Date, he/she may elect to accept the Option Offer and lodge the Option Election Form by the prescribed deadline, in which case he/she will be entitled to receive HK$0.01 for every 50,000 Outstanding HGCH Share Options held by

LETTER FROM CSFB

him/her unexercised as at the Record Date as Option Lapsing Consideration, which is a nominal sum considering that the exercise price of such Options exceeds the value of the Cash Alternative. Such Optionholders shall not be entitled to elect the Option Share Alternative.

An Optionholder who has Outstanding HGCH Share Options unexercised as at the Record Date and wishes to accept the Option Offer in respect of the lapsing of such Outstanding HGCH Share Options must complete and return the Option Election Form to elect to accept the Option Offer and to elect either the Option Cash Alternative or (where available) the Option Share Alternative, but not a combination of both. Any such Optionholder who has not, by 4:00 p.m. on Monday August 1, 2005 or such later date and time as may be notified to the Optionholders by ABN AMRO on behalf of HTIL, delivered to the principal office of HTIL in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong, a duly completed and executed Option Election Form will not receive any Option Lapsing Consideration.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all the analyses taken as a whole.

1.	Background and Rationale

Background

HGCH is a company incorporated in Bermuda with limited liability. HGCH was previously a wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”) and became listed on the Main Board of the Stock Exchange through its sale to a company called Vanda Systems & Communications Holdings Limited (“Vanda”), which focused on providing information solution services. Vanda’s name was subsequently changed to HGCH and the reverse takeover transaction (the “Reverse Takeover”) was completed on March 12, 2004.

The HGCH Group is now one of the leading providers of fixed telecommunications and IT solutions services in Hong Kong. HGCH is an integrated telecommunications and information technology company offering a wide range of innovative and advanced telecommunications, information technology and systems integration services. Services offered by HGCH include local voice, IDD, broadband Internet, data centre facilities, IT solutions and various data services to business and residential customers. HGCH provides fixed line telecommunications services in Hong Kong under the brands HGC and Hutchison Global Communications, and has an extensive fibre-optic building-to-building network capable of providing voice and telecommunications services, with coverage of over 1.2 million households as of December 31, 2004. HGCH has installed direct access connections to over 5,000 buildings and has installed in-building wiring facilities in over 1,400 buildings.

Rationale

The background to, and reasons for, the Proposal and the Option Offer are set out in the section entitled “Letter From The HGCH Board” of the Document. In summary, the HTIL Board and the HGCH Board have identified the following factors:

•	The level of coverage from market research professionals of HGCH has historically been minimal, compared to HTIL, which has contributed to a low level of investor awareness of HGCH’s operating merits.

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•	The liquidity in the HGCH Shares traded on the Stock Exchange has been relatively low compared to HTIL. For the 3 month period from January 24, 2005 up to the day prior to the HGCH Last Trading Day, or April 22, 2005, the average daily trading value (being the daily closing share price multiplied by the daily trading volume) for HGCH Shares was approximately HK$5.55 million. In addition, it should be noted that the average daily trading value of HGCH Shares for the 1 month period from March 23, 2005 up to the day prior to the HGCH Last Trading Day, or April 22, 2005, has fallen to approximately HK$3.45 million. Comparatively, and over the same 3 month and 1 month periods, the average daily trading value of HTIL Shares was approximately HK$34.99 million and HK$20.02 million, respectively.

•	The average closing stock price over the past 12 month period up to and including the HGCH Last Trading Day was HK$0.454 while the average closing stock price over the past 1 month up to the HGCH Last Trading Day was HK$0.449. The average closing price of HGCH Shares over the 1 month period from May 4, 2005 up to and including the Latest Practicable Date was HK$0.665.

•	In view of the above, the HTIL Board believes that the ability of HGCH to take advantage of being a listed company to raise funds from the equity capital markets is limited and the costs associated with the maintenance of HGCH’s listing on the Stock Exchange and its publicly listed status are no longer warranted.

•	Furthermore, and particularly in light of HTIL’s public listing subsequent to HGCH’s effective listing in March 2004 pursuant to the Reverse Takeover, the Proposal will simplify the group structure of HTIL and HGCH, as well as offer greater operational and financing flexibility. In addition, it will simplify and improve the transparency of HTIL’s group structure and ultimately achieve greater operating efficiency on a long term strategic as well as day-to-day basis, and hence enhance the competitiveness of both companies in the market place.

In light of all of the above, HTIL has requested the HGCH Directors to put forward the Proposal, on terms which the HTIL Board considers full and fair, to the Scheme Shareholders for consideration. The value of the Cancellation Consideration under the Cash Alternative and the Share Alternative represents a premium of approximately 36.8% and 48.4% respectively over the closing price of the HGCH Shares on the HGCH Last Trading Day as well as a premium of approximately 43.1% and 55.2% respectively over the average closing price of the HGCH Shares over the last 12-month period from April 26, 2004 up to and including the HGCH Last Trading Day. The HTIL Board and the HGCH Board believe that the Proposal represents a good opportunity for all Scheme Shareholders to realize their investments in HGCH at a price significantly above the levels at which the HGCH Shares have traded in any material volume for a number of months and in excess of any price that they might obtain under current market conditions if the Proposal does not take place and, if they elect the Share Alternative, to exchange for shares of a more substantial and diversified company with more liquidity.

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2.	Historical Financial Performance

Summarized in the table below is the historical information of HGCH Group’s financial performance extracted from the “Explanatory Statement” in the Document.

Table 1: HGCH Financial Summary of Audited Consolidated Results

(H.K. Dollars in Millions)

	ACTUAL
(For the year ended December 31)	2003		2004
Turnover	HK$	1,601	HK$	2,721
Operating profit		167		197
Profit before tax		53		102
Profit after tax but before minority interests		53		98
Profit attributable to shareholders		53		97

Note: 2003 includes HGCH only while 2004 is pro forma for the Reverse Takeover.

3.	Business Outlook

The global telecommunications industry has seen a continued increase in international Internet and telecommunications traffic, global deregulation and technological advances in fibre optic transmissions. The Hong Kong telecommunications market, with its substantial telecommunications infrastructure, supports one of the world’s highest penetration rates for subscribers to mobile and fixed-line telecommunications services. Given the high level of saturation in Hong Kong’s telecommunications market, the fixed line market is expected to grow at a modest rate in line with Hong Kong’s annual population growth rate.

Table 2: Telecommunication Indicators in Hong Kong

Population	6,882,600	(1)
Households	2,257,000	(2)
Fixed lines	3,772,427	(3)
Fixed lines per 100 People	55	(4)
Registered Customer Accounts with Broadband Access	1,513,103	(5)
Household Broadband Penetration Rate	67	%(6)
Mobile Subscribers	8,148,685	(5)
Mobile Penetration (%)	118	% (7)

Sources: Census and Statistics Department of the Hong Kong Government; OFTA.

(1)	June 2004 data.

(2)	December 2004 data.

(3)	January 2005 data.

(4)	Calculated as Fixed Lines divided by Population.

(5)	February 2005 data.

(6)	Calculated as Registered Customer Accounts with Broadband Access divided by Households.

(7)	Calculated as Mobile Subscribers divided by Population.

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Fixed Line Telecommunications Services

As of January 2005, there were about 3.8 million fixed lines according to the Office of the Telecommunications Authority (“OFTA”). The telephone density was 55 lines per 100 people, which was among the highest in the world.

Chart 1: Hong Kong Fixed Line Statistics (1994 - 2004)

(Number of Fixed Lines in Thousands)

Source: OFTA.

With effect from January 1, 2003, the local fixed network market in Hong Kong has been fully liberalized with all sectors of the telecommunications market open to competition. Hong Kong’s fixed line telecommunications sector is highly competitive with nine local wireline-based FTNS, one local wireline-based FTNS over HFC cable and two local wireless FTNS licensees in Hong Kong. The major players include PCCW Limited ( “ PCCW” ), Wharf T&T, New World TMT ( “ NWT” ), City Telecom (HK) Limited ( “ City Telecom”) and i-Cable Communications Limited (“i-Cable”). Competition in Hong Kong is also enhanced by full portability of telephone numbers for fixed line telephone users. In addition to providing traditional pricing discounts, fixed line operators are now competing on the basis of the breadth of services provided, such as broadband access and pay television services.

According to OFTA, international direct dialing (IDD) service is available to 233 countries and regions; and most cities and towns in Mainland China. In the year ended March 2004, the volume of outgoing and incoming traffic for telephone calls were 4,400 million minutes and 1,692 million minutes, respectively. Intense competition has resulted in a substantial reduction in IDD call rates and improved quality of services.

Chart 2: Hong Kong IDD Statistics

(IDD Minutes in Millions)

Source: OFTA.

In addition, local operators who also provide international bandwidth services into and out of Hong Kong, such as HGCH, face competition from international providers.

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Broadband and Internet Access Services

All of the issued local FTNS licensees are capable of providing broadband services. According to OFTA, by December 2004, there were 189 licensed Internet Service Providers (ISPs) providing dial-up or broadband services. According to OFTA, as of February 2005, the number of broadband accounts increased to 1.51 million with approximately 67% of households having broadband Internet access.

We consider the broadband infrastructure in Hong Kong to be robust, which will help drive down broadband access charges, which in turn should encourage broadband penetration growth and the migration of narrowband users to broadband service. The main challenge for broadband operators is to provide value added service offerings, to enhance revenue and margins from their customers and to attract more customers onto their networks.

We note that the significant competition in Hong Kong’s fixed line telecommunications sector creates a challenging environment in which execution of HGCH’s business strategy will be important to determine its profitability and growth. Competition in the Hong Kong telecommunications sector may remain in the foreseeable future and as a result, may affect the performance of HTIL Shares.

4.	Valuation Considerations

i.	Historical Share Price and Market Value Analysis

The following chart and table illustrate the daily closing price, average daily closing, daily traded share volume and average daily traded share volume from March 12, 2004, being the date of completion of the Reverse Takeover and the first day when the business operation of HGCH assumed its present form, to the HGCH Last Trading Day. We have used the starting date of March 12, 2004 in our analysis since this is the completion date of the Reverse Takeover and represents the first day of trading for the current HGCH entity from a legal and business perspective. The share price prior to the announcement of the Reverse Takeover would have been reflective of the value of Vanda, and is therefore irrelevant. The market price of HGCH Shares on any day between the announcement date of the Reverse Takeover and March 12, 2004 would have incorporated uncertainty as to the eventual closure of the Reverse Takeover, and hence is not so relevant.

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Chart 3: Daily Closing Price and Trading Volume of HGCH Shares

Source: Factset Research Systems Inc. (“Factset”).

(1)	Based on the closing price of HK$7.40 per HTIL Share on April 29, 2005, being the trading day immediately prior to the Announcement.

Table 3:	Daily and Average Daily Closing Prices and Trading Volumes of HGCH Shares

Period	Share Price		Daily Share Volume
At the HGCH Last Trading Day	HK$	0.475	116,064,000
At day prior to the HGCH Last Trading Day	HK$	0.440	3,132,000
At high during the period (3/15/04)	HK$	0.650	151,742,000
At low during the period (5/17/04)	HK$	0.395	28,404,000

1 week average(2)	HK$	0.448	29,049,200
1 month average(2)	HK$	0.449	13,347,474
3 month average(2)	HK$	0.458	13,670,970
6 month average(2)	HK$	0.442	16,067,090
Average since Reverse Takeover(1)(2)	HK$	0.466	24,872,707

Source: Factset.

(1)	Since March 12, 2004.

(2)	For the period ending on the HGCH Last Trading Day.

LETTER FROM CSFB

As illustrated in the chart and table above, HGCH’s closing share price, based on and at the various time periods noted above, has consistently traded below the implied price of HGCH Shares based on both the Cash Alternative and the Share Alternative of HK$0.65 and approximately HK$0.7048 per HGCH Share, respectively, with the exception of two days, March 15, 2004 and March 17, 2004. As of the HGCH Last Trading Day, the implied 1 day share price premium being offered under the Cash Alternative is 36.8% and 48.4% under the Share Alternative. We note that on the HGCH Last Trading Day, the price of HGCH Shares increased 8.0%. As an additional point of reference, we note that had this one day share price increase not occurred, the implied premium offered under the Cash Alternative and the Share Alternative would have been higher at 47.7% under the Cash Alternative and 60.2% under the Share Alternative. In our review of the premium being offered to the HGCH Independent Shareholders, we have focused on the above 36.8% and 48.4% premiums, as against the 47.7% and 60.2% premiums. We believe that this is a more conservative view for the HGCH shareholders and hence more appropriate.

We also consider HGCH’s relative share price performance since March 12, 2004. The chart below shows the relative price performance of HGCH Shares compared to the Hang Seng Index (“HSI”) and a composite of peer companies (see the section entitled “Valuation Considerations – Comparable Companies Trading Analysis” for a discussion on the selection of peer companies) from March 12, 2004 to the HGCH Last Trading Day.

Chart 4: Price Performance of HGCH Shares Relative to the Hang Seng Index and Peer Composite

Source: Factset.

(1)	Includes PCCW, City Telecom, Dacom, Hanaro and StarHub (see the section entitled “Valuation Considerations – Comparable Companies Trading Analysis” for a discussion on the selection of peer companies).

In our view, the price performance of HGCH Shares has been essentially flat and has underperformed the price performance of its peers since the Reverse Takeover. Further more, the implied price of HGCH Shares under the Cash Alternative and Share Alternative has been consistently above the historical trading value of HGCH Shares.

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ii.	Liquidity

The liquidity in the HGCH Shares traded on the Stock Exchange has been relatively low compared to HTIL. We note that the Document cites average share prices, traded volumes and traded values ending on the day prior to the HGCH Last Trading Day, as opposed to on the HGCH Last Trading Day, since there was an abnormal share price increase and a relatively high volume traded on that day, as compared to normal average trading levels. We have taken a more conservative approach and have included the HGCH Last Trading Day in our average daily closing share price, traded share volume and total traded value calculations. For the 3 month period from January 24, 2005 up to the HGCH Last Trading Day, the average daily trading value (being the daily closing share price multiplied by the daily trading volume) for HGCH Shares was approximately HK$6.37 million. Comparatively, and over the same period, the average daily trading value of HTIL Shares was approximately HK$34.50 million.

There are also signs that liquidity has continued to reduce over the past few months, as evidenced by the fact that average daily trading value in the past 3 month period from January 24, 2005 to the HGCH Last Trading Day of HK$6.37 million has been approximately half of the average daily trading value during the period from March 12, 2004 to the HGCH Last Trading Day of HK$12.29 million.

Table 4: Average Daily Value Traded of HGCH

(H.K. Dollars in Millions)

	Average Daily Value Traded
At the HGCH Last Trading Day	HK$	55.13
At day prior to the HGCH Last Trading Day		1.38

1 week average(2)	HK$	13.60
1 month average(2)		6.16
3 month average(2)		6.37
6 month average(2)		7.18
Average since Reverse Takeover(1)(2)		12.29

Source: Factset.

(1) Since March 12, 2004.

(2) For the period ending on the HGCH Last Trading Day.

We note that the trading volume and value on the HGCH Last Trading Day were exceptionally high along with the 8.0% increase in the price of HGCH Shares. The value traded on the day prior to the HGCH Last Trading Day of HK$1.38 million was substantially lower than the HK$55.13 million traded on the HGCH Last Trading Day.

In addition, the chart below indicates that on approximately 71% of the trading days from March 12, 2004 to the HGCH Last Trading Day, the daily value traded was less than HK$10 million.

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Chart 5: Distribution of HGCH’s Daily Value Traded

March 12, 2004 – April 25, 2005

(H.K. Dollar Millions)

Source: Factset.

HGCH’s trading volume has been low historically. The Proposal represents an opportunity for HGCH Independent Shareholders who wish to accept the Cash Alternative to dispose of their holdings at HK$0.65 per HGCH Share.

iii.	Market Research Coverage

Trading liquidity of a stock is generally influenced by several factors including its market capitalization, the free float of shares available to public investors, the operating and financial performance of the company and the level of market research coverage on the stock. According to Bloomberg L.P. (“Bloomberg”), a financial information provider, only one firm has dedicated and active research coverage, which was initiated on April 25, 2005, on HGCH.

In contrast to the market research coverage received by HGCH, HTIL has significantly more market research coverage of its stock as shown in the table below.

LETTER FROM CSFB

Table 5: Market Research Coverage for Hong Kong-listed Telecommunications Companies

(H.K. Dollars in Millions)

Company	Market Value(1)		Number of Firms With Coverage	Business Description
China Mobile (Hong Kong) Limited	HK$	517,300	25	Provides wireless telecommunication services in China
China Telecom Corporation Limited		218,517	24	Provides fixed-line telephone, data, and Internet, as well as leased line services in China
HTIL		34,103	8	See “Considerations in Relation to HTIL – Business”
PCCW Limited		30,566	20	Provides fixed-line and wireless telecommunications, Internet access and multimedia services
SmarTone Telecommunications Holdings Limited		4,954	21	Provides wireless telecommunications and related services
HGCH		3,279	1	See “Background and Rationale”
SUNDAY Communications Limited		1,331	7	Provides wireless telecommunications and related services
City Telecom (HK) Limited		583	3	Provides fixed-line and broadband services

Source: Bloomberg.

(1)	As of April 25, 2005.

Even amongst the smaller companies in the telecommunications sector with market capitalizations under HK$10 billion, HGCH has the smallest number of firms providing research coverage.

Based on the relative amount of market research coverage of HGCH and HTIL, in our view, HGCH Independent Shareholders who elect to accept the Share Alternative, will hold shares in a company that is more widely covered by market research analysts, which may result in greater liquidity. Please see section entitled “Valuation Consideration – Liquidity”.

iv.	Comparable Companies Trading Analysis

We have reviewed commonly used valuation multiples of HGCH’s trading price and those implied by the Cash Alternative and the Share Alternative, relative to the valuation multiples at which its comparable companies are currently trading. The valuation multiples typically employed when analyzing telecommunications companies include (a) Enterprise Value1 to EBITDA2, and (b) Market Price Per Share to Earnings Per Share, or P/E Multiple.

1	Enterprise value is equal to equity value (share price multiplied by fully diluted shares outstanding) plus total interest bearing debt, out-of-the-money convertible instruments, minority interests and less cash and equivalents.

2	Earnings before interest expenses, taxes, depreciation and amortization.

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HGCH is a competitive local exchange carrier (“CLEC”), therefore, its comparable companies should be other CLECs. City Telecom is the only publicly listed CLEC in Hong Kong and perhaps the closest comparable company to HGCH. However, we have also reviewed a broader universe of CLECs and have identified StarHub Limited (“StarHub”) of Singapore, Dacom Corporation (“Dacom”) of Korea and Hanarotelecom Inc. (“Hanaro”) of Korea to be the other comparable companies for HGCH. Other CLECs have been excluded either because they are not publicly listed, are at early stages of business operations in terms of network rollout (HGCH is not at an early stage given that its network infrastructure is substantially completed) or are involved in other significant business lines aside from fixed line telecommunications and broadband services that, in our view, could make them less comparable to HGCH. We note that the comparable companies selected operate in different countries under different regulations, competitive dynamics and macroeconomic conditions which may not be directly comparable to those in which HGCH operates. Furthermore, while City Telecom, Dacom and Hanaro are engaged solely in the provision of fixed line telecommunications and broadband services in their domestic markets, without participating in other business lines, StarHub provides wireless telecommunications services in addition to fixed line telecommunications and broadband services, which may distort its comparability to HGCH.

We have not focused on incumbent telecommunications providers because they generally have a significantly higher market share than the CLECs. However, we reference PCCW’s 2004 EBITDA multiple of 8.0x and 2004 P/E multiple of 18.7x as a proxy to the dynamics of the Hong Kong telecommunications sector. In addition, PCCW generates some of its revenue from its real estate operations, which may distort its comparability to HGCH.

We have also chosen not to include Japanese and non-Asian CLECs in our analysis given the different and varying overall economic and operating environments in which these companies operate relative to those in which HGCH and its comparable companies operate.

The table below shows implied valuation multiples for HGCH on the HGCH Last Trading Day and based on the Cash Alternative and the Share Alternative, compared against the current trading multiples of comparable companies at the HGCH Last Trading Day.

LETTER FROM CSFB

Table 6: Implied Valuation Multiples for HGCH versus Selected Comparable Companies

(US$ in Millions, Except Otherwise Stated)

	2004 Actual
Company	EBITDA Multiple	P/E Multiple	Equity Value	Net Asset Value	Business Description
HGCH
Last Trading Day	14.7x	34.0x	$421	$26
Cash Alternative	16.5x	46.7x	578	26
Share Alternative	17.0x	50.6x	627	26

StarHub	9.4x	Negative	$1,753	$318	Provides fixed-line, wireless, cable TV and broadband services; listed on the Singapore Stock Exchange
Hanaro	3.7x	122.0x	$1,280	$1,724	Provides voice, data service and broadband services; listed on KOSDAQ and NASDAQ
Dacom	5.9x	18.6x	$444	$857	Provides IDD and Internet/broadband services; listed on the Korea Stock Exchange
City Telecom	1.7x	14.5x	$74	$151	Provides fixed-line and IDD services; listed on the Hong Kong Stock Exchange and NASDAQ

Source: Factset and Company filings.

Note: As of April 25, 2005.

We note the following observations with respect to the trading multiples. The 2004 EBITDA multiples of 16.5x based on the Cash Alternative and 17.0x based on the Share Alternative are well above the range of 1.7x to 9.4x based on the comparable companies. Meanwhile, the 2004 P/E multiples of 46.7x based on the Cash Alternative and 50.6x based on the Share Alternative are in line with the range of 14.5x to 122.0x based on the comparable companies, however, we note that Hanaro’s 2004 P/E multiple is exceptionally high due to its small earnings. Excluding Hanaro’s 2004 P/E multiple, the implied 2004 P/E multiples for both the Cash Alternative and the Share Alternative are well above the 2004 P/E multiples range of 14.5x to 18.6x.

The market value to net asset value for HGCH as of the HGCH Last Trading Day is approximately 16.3x. The market value to net asset value implied by the Share Alternative and Cash Alternative is 24.2x and 22.3x, respectively. Since these resultant ratios are exceptionally high, we believe this measure would not provide a reasonable benchmark to review the trading performance of HGCH Shares.

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v.	Premiums Analysis

The table below summarizes the share price premium paid under the Cash Alternative and the Share Alternative against various reference periods.

Table	7: Implied Share Price Premium Paid Under the Cash Alternative and Share Alternative

Period	Share Price		Premium of Alternatives:
			Cash	Share(1)
At the HGCH Last Trading Day	HK$	0.475	36.8%	48.4%
At day prior to the HGCH Last Trading Day	HK$	0.440	47.7%	60.2%
At high during the period (3/15/04)	HK$	0.650	0.0%	8.4%
At low during the period (5/17/04)	HK$	0.395	64.6%	78.4%
1 week average(2)	HK$	0.448	45.1%	57.3%
1 month average(2)	HK$	0.449	44.6%	56.8%
3 month average(2)	HK$	0.458	41.9%	53.9%
6 month average(2)	HK$	0.442	47.2%	59.6%
Average since Reverse Takeover(2)(3)	HK$	0.466	39.3%	51.1%

Source: Factset.

(1)	Based on closing price of HK$7.40 per HTIL Share.

(2)	For the period ending on the HGCH Last Trading Day.

(2)	Since March 12, 2004.

We note that implied premiums to the historical average price of HGCH Shares over the 1 week, 1 month, 3 month, 6 month periods and since the Reverse Takeover have remained fairly consistent. The implied historical premium during these periods under the Share Alternative has ranged from 51.1% to 59.6% while the implied historical premium under the Cash Alternative has ranged from 39.3% to 47.2%.

We have also analyzed the implied share exchange ratio being offered under the Share Alternative. The table below compares the implied share exchange ratio from the Share Alternative against the implied share exchange ratio at the HGCH Last Trading Day and various historical reference periods.

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Chart 6: Share Exchange Ratios and Premiums

Share Exchange Ratio

Premium of Share Exchange Ratio Offered

48.4%	57.7%	55.6%	57.5%

Source: Factset.

(1)	Based on an offer of 2 HTIL Shares for every 21 HGCH Shares.

(2)	For the period ending on the HGCH Last Trading Day.

The implied share exchange ratio of 0.0952 offered under the Share Alternative represents a 48.4% premium to the share exchange ratio as of the HGCH Last Trading Day. We note that the share exchange ratio has remained relatively constant historically at 57.7%, 55.6% and 57.5% based on the 1 week average, 1 month average and 3 month average, respectively. This is as a result of the close relative performance of HGCH Shares and HTIL Shares, as shown in the chart below.

Chart 7: Relative Price Performance of HGCH Shares to HTIL Shares

Source: Factset.

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vi.	Comparable Acquisition Analysis

Except for Vanda’s acquisition of HGCH, the most recent acquisition of a fixed line operator in Hong Kong was PCCW’s acquisition of Cable & Wireless HKT Ltd. (“HKT”) in 2000. We do not consider Vanda’s acquisition of HGCH to be relevant in our analysis because it was a reverse takeover, and therefore, did not result in a change of control of the acquired business. PCCW’s acquisition of HKT occurred during a period when traded valuation multiples were affected by the euphoria surrounding the broader technology, media and telecommunications (“TMT”) stocks. Since that time, TMT stocks have generally fallen, for example, PCCW was trading at HK$110.75 per share, on a share consolidation adjusted basis, at the date of announcement of its acquisition of HKT, versus its stock price of HK$4.55 as of April 25, 2005. Hence we do not consider PCCW’s acquisition of HKT as a comparable transaction for the purposes of our analysis.

Further more, the recent acquisition of a 20% stake in PCCW by China Netcom Corporation (“Netcom”) was made at a 1 day premium of 25.5% to PCCW’s share price. While this transaction and the Proposal both represent the acquisition of a minority stake, the Proposal will result in HTIL owning 100% of HGCH, whereas Netcom’s acquisition of a minority stake resulted only in minority position in the target, PCCW. As a result, we do not believe that the Netcom transaction is truly comparable. Nonetheless, we note that the 1 day premium paid in the Netcom-PCCW transaction was below the 36.8% 1 day premium offered under the Cash Alternative and the 48.4% premium offered under the Share Alternative.

vii.	Considerations in Relation to HTIL

We highlight certain aspects of HTIL’s operations, share price performance and liquidity since those HGCH Independent Shareholders and Optionholders who elect to accept the Share Alternative and Option Share Alternative, respectively, will become shareholders of HTIL.

a.	Business

HGCH Independent Shareholders are advised to refer to the sections entitled “Explanatory Statement” and “General Information of the HTIL Group” of the Document for additional information on HTIL.

HTIL is a company incorporated in the Cayman Islands with limited liability. The HTIL Shares have been listed on the Main Board of the Stock Exchange since October 15, 2004 and the HTIL ADSs have been listed on the New York Stock Exchange, Inc. since October 14, 2004. The HTIL Group is a leading international provider of mobile and, through HGCH, fixed line telecommunications services, currently serving seven countries and territories: Hong Kong, Macau, India, Israel, Thailand, Sri Lanka, and Ghana, with services intended to commence in Vietnam in late 2005. In May 2005, HTIL announced its withdrawal from operations in Paraguay. Additionally, in March 2005, HTIL announced that it had reached agreement subject to satisfaction of certain conditions precedent to acquire 60% of a holder of a nationwide license to provide mobile services in Indonesia. HTIL offers a wide variety of telecommunications services ranging from basic voice and data to multimedia services using state-of-the-art mobile technology. In Hong Kong, through HGCH, HTIL also operates a leading edge fixed line fibre-optic network.

LETTER FROM CSFB

b.	Financial Performance

A summary of the audited consolidated results of the HTIL Group for each of the two years ended December 31, 2004 (as if the HTIL Group had been in existence throughout these two years) is set out below as extracted from the “Explanatory Statement” in the Document:

Table 8: HTIL Financial Summary of Audited Consolidated Results

(H.K. Dollars in Millions, Except Otherwise Stated)

	Actual
(For the year ended December 31)	2003		2004
Turnover	HK$	10,104	HK$	14,960
Operating profit		869		1,859
Profit/(loss) before taxation		(101)		805
Profit after tax but before minority interests		72		316
Profit/(loss) attributable to shareholders		(214)		72

c.	Share Price Performance

The following table and chart illustrate the daily closing price, average daily closing price, daily traded share values and average daily traded share volume of HTIL Shares since HTIL’s initial public offering (“IPO”) on October 15, 2004 and over various periods.

Table 9: Daily and Average Daily Closing Prices and Trading Volumes of HTIL Shares

Period	Share Price		Daily Share Volume
At the HGCH Last Trading Day	HK$	7.40	747,840
At day prior to the HGCH Last Trading Day	HK$	7.35	1,284,000
At high during the period (2/28/05)	HK$	8.50	2,963,428
At low during the period (11/1/04)	HK$	5.30	2,049,365

1 week average(2)	HK$	7.42	1,138,507
1 month average(2)	HK$	7.34	2,481,687
3 month average(2)	HK$	7.57	4,544,953
Average since Reverse Takeover(1)(2)	HK$	6.88	7,106,907

Source: Factset.

(1)	Since October 15, 2004.

(2)	For the period ending on the HGCH Last Trading Day.

LETTER FROM CSFB

Chart 8: Daily Closing Price and Volume of HTIL Shares

Source: Factset.

The chart below shows the relative price performance of HTIL Shares compared to the Hang Seng Index and a peer composite (see “Valuation Considerations – Considerations in Relation to HTIL – Valuation Benchmarks” for a discussion on the selection of HTIL peer companies) from HTIL’s IPO to the HGCH Last Trading Day. HTIL’s Share price has risen approximately 27% since its IPO to April 25, 2005 and has outperformed the HSI.

Chart 9: Daily Closing Price of HTIL Shares Relative to the Hang Seng Index and Peer Composite

Source: Factset.

(1)	Includes Vodafone, Sing Tel, Millicom and Virgin Mobile (see the section entitled “Valuation Consideration – Comparable Companies Trading Analysis” for a discussion on selection of peer companies).

LETTER FROM CSFB

d.	Liquidity

The following table illustrates the average daily traded value of HTIL Shares over various periods of time.

Table 10: Average Daily Value Traded of HTIL

(H.K. Dollars in Millions)

Period	Average Daily Value Traded
At the HGCH Last Trading Day	HK$	5.53
At day prior to the HGCH Last Trading Day		9.44

1 week average(1)		8.45
1 month average(1)		18.17
3 month average(1)		34.50
Average since HTIL’s IPO(1)(2)		47.00

Source: Factset.

(1)	For the period ending on the HGCH Last Trading Day.

(2)	Since October 15, 2004.

Chart 10: Distribution of HTIL’s Daily Value Traded

October 15, 2004 – April 25, 2005

(H.K. Dollar Millions)

Source: Factset.

The average daily traded value of HTIL Shares is substantially greater than that of HGCH. We note that there are many factors affecting the daily traded value of a stock including market capitalization. As of the HGCH Last Trading Day, the market capitalization of HGCH was approximately HK$3,280 million and HK$34,103 million for HTIL. For the 1 month period from March 29, 2005 up to the HGCH Last Trading Day, or April 25, 2005, the average daily trading value (being the daily closing share price multiplied by the daily trading volume) for HTIL Shares was approximately HK$18.17 million. For the period from HTIL’s IPO on October 15, 2004 up to the HGCH Last Trading Day, the average daily trading value for HTIL Shares was approximately HK$47.00 million.

LETTER FROM CSFB

e.	Valuation Benchmarks

We have analyzed HTIL’s current trading multiples relative to the multiples at which its comparable companies are currently trading. In choosing appropriate comparable companies for HTIL, we have selected other wireless telecommunications companies which own wireless operations in various jurisdictions. Such companies include Singapore Telecommunications Limited (“SingTel”), Vodafone Group Plc (“Vodafone”), Virgin Mobile Holdings (UK) PLC (“Virgin Mobile”) and Millicom International Cellular S.A. (“Millicom”).

Table 11: Valuation Multiples for HTIL versus Selected Comparable Companies

	2004 Actual
Company	EBITDA Multiple		P/E Multiple
HTIL	12.1	x	473.7	x

Vodafone	12.6	x	Negative
SingTel	10.6	x	13.0	x
Millicom	6.1	x	26.9	x
Virgin Mobile	10.6	x	13.3	x

Source: Factset and Company filings.

Note: As of April 25, 2005.

We note that HTIL’s 2004 EBITDA multiple of 12.1x is in line with the range of 6.1x to 12.6x based on the comparable companies. HTIL’s 2004 P/E multiple of 473.7x is exceptionally high due to the minimal earnings achieved by HTIL. As a result, HTIL’s 2004 P/E multiple is not comparable to the peer range of 13.0x to 26.9x. We believe that HTIL’s trading multiples reflect the early stage of EBITDA and Net Income generation of certain of its underlying investments.

f.	Risk Profile

HGCH Independent Shareholders should note that the risk profile of HTIL’s businesses is different from that of HGCH’s businesses. In HTIL’s view, a key difference between HGCH and HTIL is their respective corporate structures. HTIL relies on the ability of its operating companies to generate earnings and pay dividends. Any decline in the earnings of HTIL’s operating companies or their ability to pay dividends would materially and adversely affect HTIL’s earnings and operational flexibility.

HTIL notes that it faces significant competition in its markets, which could result in decreases in current and potential customers, revenues and profitability. HTIL’s involvement in emerging market countries also exposes its business to greater political and market instability.

LETTER FROM CSFB

From a financial perspective, HTIL has a history of losses, negative cash flows, shareholders’ deficits and working capital deficits, which may continue and adversely affect its ability to meet its business and growth objectives. It may continue to record losses in some future periods, and there is no assurance that its losses will not increase in the future.

HTIL has a significant amount of debt. On a consolidated basis, HTIL had a total of HK$17,430 million in bank loans, borrowings and debentures as of December 31, 2004, of which HK$13,844 million was short-term debt.

There are risks relating to HTIL’s businesses, including that a substantial amount of capital is required for its business operations, and the failure to obtain needed capital may materially and adversely affect its growth prospects and future profitability; any new borrowings could include terms that restrict its financial flexibility, restrict the payment of dividends or may restrict its ability to manage its business as it had intended; if HTIL is unable to renew existing funding or obtain additional funding in a timely manner or on acceptable terms, its growth prospects, competitive position and future profitability could be materially and adversely affected; its principal shareholder is Hutchison Whampoa, which holds approximately 70.2% of its shares and is able to influence its business through its ability to control actions that require majority shareholders’ approval and through its representatives on its board of directors and Hutchison Whampoa may take actions that are not in, or may conflict with, its public shareholders’ best interests; that HTIL does not own the majority of the voting stock in all of its operating companies and, as a result, its does not have complete control of these companies, which may limit its ability to cause these operating companies to take actions its believes would be beneficial to its shareholders.

There are risks relating to the markets in which HTIL operates including that the application of several aspects of the existing and proposed regulations and policies on foreign ownership in India and other countries is unclear; changes in the regulations or policies, or their application or interpretation, could have a material adverse effect on its financial condition and results of operations; volatility in social, political and economic conditions in the countries where it operates may adversely affect its business; the telecommunications industry is a highly regulated industry in which the regulator’s decisions may materially and adversely affect its financial condition and results of operations; its operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. HTIL is required to have licences to operate networks. These licences are subject to review, interpretation, modification or termination by the relevant authorities. There is no assurance that the relevant authorities will not take any action that could materially and adversely affect HTIL.

Accordingly, HGCH Independent Shareholders should carefully consider the risks associated with holding an investment in shares of HTIL.

LETTER FROM CSFB

5.	Other Considerations

i.	Analysis of Proposal Alternatives

The implied value of the Share Alternative will continually change in accordance with the market price movements of HTIL Shares. The following diagram shows the implied value of the Share Alternative and the Cash Alternative (i.e. the vertical axis) at various price levels of the HTIL Shares (i.e. the horizontal axis), based on the terms of the Proposal.

Chart 11: Implied Value of the Share Alternative and Cash Alternative

(1)	HTIL Share Price as at the HGCH Last Trading Day.

Where the market price of HTIL Shares is above HK$6.825, the Share Alternative is worth more than the Cash Alternative. Therefore, based on HTIL’s Share price of HK$7.40 as of the HGCH Last Trading Day, the Share Alternative is worth more than the Cash Alternative.

LETTER FROM CSFB

The following graph illustrates the movement of the daily closing prices of HGCH Shares relative to the then prevailing implied value of the Share Alternative based on the daily closing price of HTIL Shares from the Announcement to the Latest Practicable Date.

Chart	12: Post Announcement HGCH Share Price Relative to the Implied Value of the Share Alternative

Source: Factset.

As illustrated in the above graph, the HGCH Share price has broadly been trading around the value of HK$0.65 offered under the Cash Alternative and slightly below the implied value from the Share Alternative since the terms of the Proposal were announced on May 3, 2005. HGCH Independent Shareholders should note that as the HGCH Share price and the implied value of the Share Alternative continues to change over time, the value of HGCH Shares relative to that of the Proposal alternatives will also vary from time to time.

For those HGCH Independent Shareholders who wish to realize part of or all of their investments either before or after the implementation of the Proposal, it should be noted that there are costs (such as brokerage, stamp duty and transaction levy) associated with the disposal of HGCH Shares or the HTIL Shares and they should take this into consideration in determining the potential net realizable value of their investments.

We note that HTIL has made arrangements in order to facilitate the trading of odd lots of HTIL Shares issued under the Share Alternative and the Option Share Alternative. HTIL has appointed the Agent to provide the service to match the sale and purchase of odd lots of such HTIL Shares during the period from Friday July 29, 2005 to Monday October 31, 2005, both days inclusive. Holders of HTIL Shares issued in odd lots under the Share Alternative or Option Share Alternative should note that the matching of the sale and purchase of odd lots of HTIL Shares is not guaranteed. HGCH Independent Shareholders and Optionholders should refer to the section entitled “Odd Lot Trading Arrangements” in the Scheme Document.

LETTER FROM CSFB

ii.	Future Intentions

We note that HTIL is already the majority shareholder of HGCH, whose financial results are currently consolidated into HTIL’s financial results. HTIL’s Board notes that if the Scheme is approved and the Proposal is implemented, HTIL intends to continue with the business of HGCH and has no intention, as a result of the implementation of the Proposal, to introduce any major changes to the business of HGCH, to discontinue the employment of any employees of HGCH, or to redeploy any fixed assets of the HGCH Group. The Board of HTIL further notes that HTIL will continue to review, consider and implement, if and when appropriate, any and all appropriate measures to enhance financial performance and operational efficiency of its group’s business and that the privatization will also provide for greater operating flexibility in maximizing the opportunities and synergies afforded in working with other members of the HTIL Group.

HTIL’s Board states that if the Scheme is not approved or the Proposal is not implemented, HTIL intends to continue exercising its control over HGCH as its subsidiary, continue with HGCH’s business and maintain the listing of the HGCH Shares on the Main Board of the Stock Exchange.

As an ongoing and continual process, HTIL notes that it will (in consultation with HGCH) review, consider and implement, if and when appropriate, any and all appropriate measures to enhance financial performance and operational and strategic efficiency of HGCH Group’s businesses.

iii.	Prospect of an Alternative Proposal or Offer

We understand that HGCH has not received any competing offers from a third party. Given HTIL’s significant strategic and controlling interest in HGCH, and HGCH’s strategic importance to HTIL, HTIL is likely to retain its control of HGCH. In addition, HTIL’s Board notes that if the Scheme lapses or is withdrawn, HGCH will continue as a subsidiary of HTIL. Based on this assumption, the prospects of a competing bid that could be ultimately successful in a takeover of control of HGCH, would seem low.

iv.	Revised Offer from HTIL

We note that HTIL has stated in the Document that it will not revise the terms of its Proposal.

v.	Consequence of the Scheme Failing

We note that HGCH Shares have been trading within the range of HK$0.475 to HK$0.680 from the Announcement Date to the Latest Practicable Date. The prevailing share price and trading volume of HGCH Shares may not be sustainable if the Scheme fails and the market price of HGCH Shares may revert to its historical trading range, which may be materially below the price implied by the Share Alternative and the Cash Alternative.

LETTER FROM CSFB

6.	The Option Offer

As at the Latest Practicable Date, there were 110,400,000 Outstanding HGCH Share Options granted under the HGCH Share Option Scheme, of which 25,000,000 were held by HGCH Directors and the remaining were held by other eligible participants under the HGCH Share Option Scheme, with exercise prices ranging from HK$0.34 to HK$0.94 per Option.

As summarized under the section entitled “Terms of the Proposal” in this letter, we note that in the event that any of the Outstanding HGCH Share Options are exercised on or prior to the Record Date in accordance with the relevant provisions of the HGCH Share Option Scheme, any HGCH Shares issued as a result of the exercise of such Outstanding HGCH Share Options will be subject to and eligible to participate in the Scheme. Each holder of Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option (being exercise prices below HK$0.65 per HGCH Share), and who has Outstanding HGCH Share Options unexercised as at the Record Date, may elect whether to accept the Option Offer and, if so, may elect either the Option Share Alternative or the Option Cash Alternative, but not a combination of both, as the form of Option Lapsing Consideration in respect of the lapsing of the Outstanding HGCH Share Options. Each of the five holders of Outstanding HGCH Share Options with an exercise price of HK$0.94 per Option, and who has Outstanding HGCH Share Options unexercised as at the Record Date, may elect whether to accept the Option Offer and, if so, will be entitled to receive an Option Lapsing Consideration in the total sum of HK$0.01 for every 50,000 Outstanding HGCH Share Options unexercised as at the Record Date as Option Lapsing Consideration, which is a nominal sum considering that the exercise price of such Options exceeds the value of the Cash Alternative. The holders of such Options (there are five such Optionholders) shall not be entitled to elect the Option Share Alternative.

Optionholders should note that the information, analyses and conclusions set out in this letter above with respect to the terms of the Proposal are also relevant for the Optionholders in considering the Option Offer.

LETTER FROM CSFB

SUMMARY

Our opinion is based on the following principal considerations:

i.	the market price of HGCH Shares has not closed at or above the implied share price based on the Share Alternative or the Cash Alternative since the close of HGCH’s Reverse Takeover on March 12, 2004, with the exception of two days – March 15, 2004 and March 17, 2004 – more than one year ago;

ii.	the price of HK$0.65 per HGCH Share offered under the Cash Alternative represents a premium of 45.1%, 44.6%, 41.9% and 47.2% over the average daily closing price of HGCH Shares during the 1 week, 1 month, 3 month and 6 month periods, respectively, ending on the HGCH Last Trading Day. The implied price under the Share Alternative represents a premium of 57.3%, 56.8%, 53.9% and 59.6%, respectively, over the same periods. During the period from the completion of HGCH’s Reverse Takeover to the HGCH Last Trading Day, the HGCH Shares have traded down 23.4%. This compares to a 6.3% increase in the Hang Seng Index during this same period;

iii.	liquidity in HGCH Shares is low. There are also signs that liquidity in HGCH Shares has continued to reduce since the beginning of 2005. The average daily traded value of HGCH Shares from March 12, 2004 to the HGCH Last Trading Day was HK$12.29 million, reducing to HK$6.37 million from the 3 month period between January 24, 2005 and the HGCH Last Trading Day. The average daily traded value of HTIL since HTIL’s IPO is HK$47.00 million;

iv.	there is a limited level of interest in the market research community in HGCH, with only one firm actively providing research coverage;

v.	the trading multiples of HGCH based on both the Cash Alternative and the Share Alternative are in line with the range based on comparable companies;

vi.	the implied share exchange ratio being offered under the Share Alternative represents a significant and consistent premium to the historical implied share exchange ratio between HGCH Shares and HTIL Shares;

vii.	the Proposal represents an opportunity for the HGCH Independent Shareholders who elect to accept the Share Alternative to become investors in a broader telecommunications company with greater trading liquidity in its shares relative to HGCH;

viii.	HTIL’s significant strategic and controlling interest in HGCH and the assumption that HTIL would retain this position implies a low likelihood of any other competing takeover bid being successful; and

ix.	if the Scheme fails for whatever reason, HGCH Shares may revert to their historical trading range, which may be materially below the price implied by the Share Alternative and the Cash Alternative.

LETTER FROM CSFB

In comparing the implied values between the Share Alternative and the Cash Alternative, HGCH Independent Shareholders may wish to refer also to the graph as set out under the section entitled “Other Considerations – Analysis of Offer Alternatives” in this letter. In making their decision, HGCH Independent Shareholders should again be reminded of the market risks and the transaction costs associated with disposing of their HGCH Shares and/or their HTIL Shares. Furthermore, the trading of HTIL Shares immediately after the completion of the Scheme may be subject to high volatility, and any material disposal of HTIL Shares by the existing significant HGCH Shareholders. Accordingly, there is no assurance that the current stock market liquidity and price level of HGCH Shares and HTIL Shares will be sustainable, particularly for those HGCH Independent Shareholders who may be seeking to dispose of their investments in the market. In addition, HGCH Independent Shareholders should also note HTIL’s statement set out in the Document to the effect that the terms of the Proposal will not be revised.

OPINION

The Offer for the Scheme Shares under the Proposal

Based upon and subject to the foregoing (including the assumptions, limitations and qualifications set out in this letter), we are of the opinion as of the date hereof that, from a financial point of view and having considered the financial and non-financial factors as set out in this letter, the terms of the Proposal to the HGCH Independent Shareholders are fair and reasonable to the HGCH Independent Shareholders and as such, the HGCH Independent Shareholders should vote in favor of the Proposal.

Given the choice between the Cash Alternative and the Share Alternative, we recommend that HGCH Independent Shareholders elect the Cash Alternative for certainty of value. However, we note that as of the Latest Practicable Date, the Share Alternative is worth approximately HK$0.6952 per HGCH Share and the Cash Alternative is worth HK$0.65 per HGCH Share. As such, as at the Latest Practicable Date, the Share Alternative represented a higher value and we would recommend that HGCH Independent Shareholders consider choosing the Share Alternative; provided, however, such Independent HGCH Shareholders:

(i)	have no immediate requirements for liquidity;

(ii)	would like to remain invested in the telecommunications sector;

(iii)	have a positive view on HTIL’s strategies and prospects;

(iv)	understand and accept the risks pertinent to an investment in HTIL Shares;

(v)	have no better investment alternative for the cash; and

(vi)	are mindful that the monetary value that can be realized from a sale of HTIL Shares in the future may be higher or lower than the current implied value per HGCH Share of approximately HK$0.6952.

LETTER FROM CSFB

Given that there is still a considerable lead time from the date of this letter to the date of the Court Meeting, the Special General Meeting, the Election Date and the Effective Date, HGCH Independent Shareholders should be mindful of, inter alia, any changes in the Hong Kong and international stock markets, financial and economic conditions, market demand for telecommunications stocks, relative share price movements of HTIL and HGCH, and the latest developments in the operating environment and industry of HTIL and HGCH before making a decision on the Proposal and on which of the Cash Alternative and the Share Alternative to elect. HGCH Independent Shareholders should consider the relative values of the Cash Alternative and the Share Alternative closer to the Election Date, before making their election.

In considering whether to accept the Cash Alternative or the Share Alternative, HGCH Independent Shareholders should consider the market risks and transaction costs associated with disposing of their HGCH Shares and/or HTIL Shares. Each HGCH Independent Shareholder should consider his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspective offered in this letter) as well as his/her/its own investment objectives and tax position. For the HGCH Independent Shareholders considering accepting the Share Alternative, your attention is drawn in particular to the HTIL risk factors set out in section entitled “Considerations in Relation to HTIL – Risk Profile” in this letter.

The Option Offer under the Proposal

On the basis of our opinion on the terms of the offer for the Scheme Shares under the Proposal as discussed above, we consider the terms of the Option Offer also fair and reasonable, from a financial point of view, so far as the Optionholders are concerned.

Given the choice between the Option Cash Alternative and the Option Share Alternative, we recommend that Optionholders elect the Option Cash Alternative for certainty of value. However, we note that as of the Latest Practicable Date, the Option Share Alternative is worth approximately HK$0.3552, HK$0.2852 and HK$0.2152 per Outstanding HGCH Share Option for the Outstanding HGCH Share Options with exercise prices of HK$0.34, HK$0.41 and HK0.48, respectively, while the Option Cash Alternative is worth HK$0.31, HK$0.24 and HK$0.17 per Outstanding HGCH Share Option for the Outstanding HGCH Share Options with exercise prices of HK$0.34, HK$0.41 and HK$0.48, respectively. As such, as at the Latest Practicable Date, the Option Share Alternative under each of these exercise prices represented a higher value and we would recommend that Optionholders consider choosing the Option Share Alternative; provided, however, such Optionholders:

(i)	have no immediate requirements for liquidity;

(ii)	would like to remain invested in the telecommunications sector;

(iii)	have a positive view on HTIL’s strategies and prospects;

(iv)	understand and accept the risks pertinent to an investment in HTIL Shares;

(v)	have no better investment alternative for the cash; and

(vi)	are mindful that the monetary value that can be realized from a sale of HTIL Shares in the future may be higher or lower than the current implied value of approximately HK$0.3552, HK$0.2852 and HK$0.2152 per Outstanding HGCH Share Option with exercise prices of HK$0.34, HK$0.41 and HK$0.48, respectively.

LETTER FROM CSFB

Given that there is still a considerable lead time from the date of this letter to the date of the Court Meeting, the Special General Meeting, the Election Date and the Effective Date, Optionholders should be mindful of, inter alia, any changes in the Hong Kong and international stock markets, financial and economic conditions, market demand for telecommunications stocks, relative share price movements of HTIL and HGCH, and the latest developments in the operating environment and industry of HTIL and HGCH before making a decision on the Option Offer and on which of the Option Cash Alternative and the Option Share Alternative to elect. Optionholders should consider the relative values of the Option Cash Alternative and the Option Share Alternative closer to the Election Date, before making their election.

In considering whether to accept the Option Cash Alternative or the Option Share Alternative, Optionholders should consider the market risks and transaction costs associated with disposing of their HGCH Shares and/or their HTIL Shares. Each Optionholders should consider his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspective offered in this letter) as well as his/her/ its own investment objectives and tax position. For the Optionholders considering accepting the Option Share Alternative, your attention is drawn in particular to the HTIL risk factors set out in section entitled “Considerations in Relation to HTIL – Risk Profile” in this letter.

Yours faithfully, For and on behalf of Credit Suisse First Boston (Hong Kong) Limited Chester Kwok Managing Director

EXPLANATORY STATEMENT

This explanatory statement constitutes the statement required under Section 100 of the Companies Act.

SCHEME OF ARRANGEMENT

TO CANCEL ALL THE SCHEME SHARES

INTRODUCTION

It was jointly announced by HTIL and HGCH on 3 May 2005 that on 29 April 2005, HTIL had requested the HGCH Directors to put forward the Proposal to the Scheme Shareholders for consideration.

The purpose of this Explanatory Statement is to set out the terms and effects of the Proposal and the Option Offer and to give the HGCH Shareholders and the Optionholders other relevant information in relation to the Proposal and the Option Offer.

A letter from the HGCH Board is set out on pages 11 to 22 of this document. A letter of recommendation from the HGCH Independent Board Committee in connection with the Proposal and the Option Offer is set out on page 23 of this document. A letter of recommendation from CSFB in connection with the Proposal and the Option Offer is set out on pages 24 to 56 of this document. The Scheme is set out on pages 214 to 221 of this document.

THE PROPOSAL

It is proposed that, subject to the fulfilment or waiver (as applicable) of the Conditions as described in the section entitled “Conditions of the Proposal” below, the Proposal will be implemented by way of the Scheme, which will involve the cancellation of all the Scheme Shares and a reduction of the issued share capital of HGCH under Section 46 of the Companies Act. Upon the Scheme becoming effective, all the Scheme Shares will be cancelled and HGCH will become a wholly owned subsidiary of HTIL.

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive the Cancellation Consideration of either:

(a)	for every 21 Scheme Shares, 2 HTIL Shares; or

(b)	for each Scheme Share, HK$0.65 in cash.

The Share Alternative values each HGCH Share at (i) approximately HK$0.7048 (on the basis of the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date) and (ii) approximately HK$0.6952 (on the basis of the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date).

Each Scheme Shareholder may elect either the Share Alternative or the Cash Alternative, but not a combination of both, as the form of Cancellation Consideration in respect of its holding of the Scheme Shares. HTIL will not revise the terms of the Proposal as set out above.

Pursuant to the Proposal, HTIL will issue new HTIL Shares to any Scheme Shareholder (not being a Connected Scheme Shareholder) validly electing the Share Alternative as the form of Cancellation Consideration in respect of its holding of the Scheme Shares.

EXPLANATORY STATEMENT

Any Scheme Shareholder who has not, by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified through press announcement, delivered to the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, a duly completed and executed Election Form will receive the Share Alternative in respect of his entire holding of Scheme Shares if the Scheme becomes effective. Any Scheme Shareholder who has returned an Election Form which is not duly completed or executed in accordance with the terms of the Scheme or electing a combination of both the Share Alternative and the Cash Alternative will receive the Share Alternative.

Following the Scheme becoming effective, to the extent that any Connected Scheme Shareholders validly elect the Share Alternative as the form of Cancellation Consideration in respect of their holdings of the Scheme Shares, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Share Alternative satisfied on HTIL’s behalf together with any stamp duty incurred in relation to such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Share Alternative validly elected by any Connected Scheme Shareholder without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Scheme Shareholder (or, in the case of an overseas Connected Scheme Shareholder, the transfer of HTIL Shares by HWL Vendor to such Connected Scheme Shareholder) who has validly elected to receive the Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Scheme Shareholder or overseas Connected Scheme Shareholder instead at the value of the Cash Alternative. On or before despatch of the Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Scheme Shareholders or Connected Scheme Shareholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

None of the members of the HTIL Group who hold HGCH Shares will be entitled to receive HTIL Shares or the cash payment as their HGCH Shares do not form part of the Scheme Shares and will not be cancelled under the Proposal.

On the basis of the consideration of HK$0.65 per Scheme Share, the aggregate value of the Cancellation Consideration under the Cash Alternative and the Option Lapsing Consideration under the Option Cash Alternative is:

(a)	approximately HK$2.148 billion assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Cash Alternative under the Proposal and all relevant Optionholders accept the Option Offer and elect for the Option Cash Alternative; or

(b)	approximately HK$2.202 billion assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date and all Scheme Shareholders elect for the Cash Alternative under the Proposal.

EXPLANATORY STATEMENT

On the basis of the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date, the aggregate value of the Cancellation Consideration under the Share Alternative and the Option Lapsing Consideration under the Option Share Alternative is:

(a)	approximately HK$2.334 billion assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal and all relevant Optionholders accept the Option Offer and elect for the Option Share Alternative; or

(b)	approximately HK$2.388 billion assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal.

On the basis of the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date, the aggregate value of the Cancellation Consideration under the Share Alternative and the Option Lapsing Consideration under the Option Share Alternative is:

(a)	approximately HK$2.301 billion assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, and all Scheme Shareholders elect for the Share Alternative under the Proposal and all relevant Optionholders accept the Option Offer and elect for the Option Share Alternative; or

(b)	approximately HK$2.355 billion assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date and all Scheme Shareholders elect for the Share Alternative under the Proposal.

As at the Latest Practicable Date, there were 6,903,975,961 HGCH Shares in issue and the HGCH Shareholders other than HTIL Group were interested in 3,277,087,168 HGCH Shares, representing approximately 47.47% of the entire issued share capital of HGCH. Out of such 3,277,087,168 HGCH Shares, 2,705,731,333 HGCH Shares were held by HGCH Independent Shareholders and 571,355,835 HGCH Shares were held by HGCH Shareholders (other than the HTIL Group) who were not HGCH Independent Shareholders.

A total of approximately 314,568,612 HTIL Shares, representing approximately 6.99% of the existing issued share capital of HTIL, or approximately 6.53% of the enlarged issued share capital of HTIL, shall be allotted and issued under the Proposal assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders have elected for the Share Alternative under the Proposal, all relevant Optionholders have accepted the Option Offer and, where available, elected for the Option Share Alternative and the HWL Vendor Share Arrangement has not been utilised other than in respect of 25,000,000 Outstanding HGCH Share Options held by the Connected Optionholders. Alternatively, a total of approximately 322,617,825 HTIL Shares, representing approximately 7.17% of the existing issued share capital of HTIL, or approximately 6.69% of the enlarged issued share capital of HTIL, shall be allotted and issued under the Proposal assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date, all Scheme Shareholders have elected for the Share Alternative under the Proposal and the HWL Vendor Share Arrangement has not been utilised.

EXPLANATORY STATEMENT

Fractions of HTIL Shares will not be issued or transferred to the Scheme Shareholders nor to the relevant Optionholders. The number of HTIL Shares to be issued or transferred to each Scheme Shareholder under the Proposal or to each relevant Optionholder under the Option Offer will be rounded down to the nearest integer.

The HTIL Shares to be issued pursuant to the Proposal and the Option Offer will be issued and credited as fully paid up and will rank pari passu with the existing HTIL Shares at the date of issue and will be allotted and issued at the closing price per HTIL Share as quoted on the Stock Exchange on the date of issue pursuant to the general mandate granted to the HTIL Directors at the annual general meeting of HTIL held on 5 May 2005. An application will be made to the Stock Exchange for the listing of, and permission to deal in, HTIL Shares to be issued in satisfaction of the Share Alternative of the Cancellation Consideration and the Option Share Alter native of the Option Lapsing Consideration. The HTIL Shares to be issued or transferred in satisfaction of the Share Alternative and the Option Share Alternative have not been, and will not be, registered with the United States Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

The Scheme Shares to be put forward by the Scheme Shareholders for cancellation (subject to, inter alia, approval of the Scheme in the Court Meeting and approval of the implementation of the Proposal in the Special General Meeting) will be deemed to be free from all third party rights, liens, charges, claims, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends and/or other distributions declared, made or paid on such Scheme Shares after the date of cancellation of such Scheme Shares pursuant to the Scheme.

Other than the stamp duty which may be payable on the transfer of HTIL Shares to the Connected Scheme Shareholders and the Connected Optionholders respectively pursuant to the HWL Vendor Share Arrangement, the Cancellation Consideration and the Option Lapsing Consideration to be received by the Scheme Shareholders under the Proposal and the Optionholders under the Option Offer is not subject to any stamp duty under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong). Any stamp duty payable on the transfer of HTIL Shares pursuant to the HWL Vendor Share Arrangement as mentioned above will be paid by the HWL Vendor and in return be assumed by HTIL as part of the indebtedness owing to the HWL Vendor.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HGCH and all HGCH Shareholders subject to the fulfilment or waiver, as applicable, of the following conditions:

(a)	the approval (by way of a poll) of the Scheme in compliance with Rule 2.10 of the Takeovers Code and Section 99 of the Companies Act by a majority in number of the HGCH Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the HGCH Shares that are voted either in person or by proxy by the HGCH Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the HGCH Independent Shareholders at the Court Meeting holding more than 10% in value of all the HGCH Shares held by the HGCH Independent Shareholders;

EXPLANATORY STATEMENT

(b)	the passing of a special resolution (by way of a poll) to approve the implementation of the Scheme (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH) by a majority of at least three-fourths of the votes cast by the HGCH Shareholders present and voting, in person or by proxy, at a special general meeting of HGCH;

(c)	the sanction of the Scheme (with or without modifications) by the Supreme Court and delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration;

(d)	the necessary compliance with the procedural requirements of Section 46(2) of the Companies Act in relation to the reduction of the issued share capital of HGCH;

(e)	the granting by the Stock Exchange of the listing of, and permission to deal in, the HTIL Shares which fall to be issued pursuant to the Proposal and the Option Offer;

(f)	the Authorisations having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in Bermuda, Hong Kong and/or any other relevant jurisdictions;

(g)	all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h)	all necessary consents which may be required under any existing contractual obligations of HGCH being obtained; and

(i)	if required, the obtaining by HTIL of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

In respect of Condition (a) above, any votes cast by Disinterested Directors in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code according to the ruling granted by the Executive on 27 May 2005 (and supplemented on 1 June 2005), but will be counted for the purposes of Section 99 of the Companies Act.

HTIL reserves the right to waive Conditions (f), (g), (h) and/or (i), either in whole or in respect of any particular matter. All of the Conditions will have to be fulfilled or waived, as applicable, on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct), otherwise the Scheme will lapse.

HTIL has indicated that if the Proposal is approved at the Court Meeting, it will procure the voting of its beneficial interests in HGCH in favour of the special resolution to be proposed at the Special General Meeting to be convened following the Court Meeting to approve the implementation of the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH).

EXPLANATORY STATEMENT

Assuming that all of the Conditions are fulfilled or waived (as applicable), it is expected that the Scheme will become effective on the Effective Date, which is scheduled to be on Friday, 15 July 2005 (Bermuda time). Further press announcements will be made giving details of the results of the Court Meeting and the Special General Meeting, the last day for dealing in the HGCH Shares, the Effective Date and the date of withdrawal of the listing of the HGCH Shares on the Stock Exchange.

HTIL and HGCH are satisfied that Conditions (f), (g), (h) and (i) have been fulfilled or waived by HTIL.

The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct), and the Scheme Shareholders will be notified by way of a press announcement accordingly.

FINANCIAL EFFECTS OF THE PROPOSAL AND THE OPTION OFFER

Cash Alternative

With regard to the effect under the Cash Alternative, it is assumed that all Scheme Shareholders elect this alternative, including the relevant Optionholders who are assumed to have exercised all of the Outstanding HGCH Share Options on or prior to the Record Date, which will require HTIL to make a cash payment in aggregate of approximately HK$2,202 million to the Scheme Shareholders. It is assumed for this purpose to be funded by interest only external debt. On the basis of the terms of the Proposal and the terms of the Option Offer as stated in this document and the Optionholder Letters respectively, the following impact would be noted:

(a)	Profits

There will be (1) an additional interest charge from the borrowing of HK$2,202 million; and (2) an increase in net profit attributable to the HTIL Shareholders from the elimination of minority interest.

(b)	Liabilities

The total External Debt of the HTIL Group will increase by approximately HK$2,202 million.

(c)	Goodwill

Goodwill of the HTIL Group will increase by HK$2,144 million due to the amount paid over the book value of the HGCH minority shareholders’ share of the net assets of HGCH at 1 January 2004.

For the financial year ended 31 December 2004, the earnings per HTIL Share were HK$0.02 whilst the net asset value per HTIL Share at 31 December 2004 was HK$3.17, and assuming that the Proposal had been completed on 1 January 2004, the earnings per HTIL Share and the net asset value per HTIL Share would be HK$0.01 and HK$3.17 respectively.

Share Alternative

With regard to the effect under the Share Alternative, it is assumed that all Scheme Shareholders elect this alternative, including the relevant Optionholders who are assumed to have exercised all of the Outstanding HGCH Share Options on or prior to the Record Date,

EXPLANATORY STATEMENT

which will require HTIL to issue approximately 323 million HTIL Shares (assuming that the HWL Vendor Share Arrangement has not been utilised at all) to the Scheme Shareholders, with an aggregate value of approximately HK$2,388 million based on a market price of HK$7.40 at the time of share issuance. It is important to note that this price is for illustrative purposes only for the preparation of this analysis and should not be construed as an estimate of the closing price of the HTIL Shares if the Share Alternative is elected. On the basis of the terms of the Proposal and the terms of the Option Offer as stated in this document and the Optionholder Letters respectively, the following impact would be noted:

(a)	Profits

The effect on net profit attributable would be an increase in net profit attributable to the HTIL Shareholders from the elimination of minority interest.

(b)	Shareholders’ Funds

The shareholders’ fund of the HTIL Group will increase due to two effects of the Share Alternative: (1) an increase in Share Capital and Reserves in the amounts of HK$81 million and HK$2,307 million, respectively, or in aggregate HK$2,388 million, which relates to the estimated fair value (at a share price of HK$7.40) of the HTIL Shares being issued to HGCH Shareholders; and (2) a decrease in accumulated losses due to the elimination of minority interest.

(c)	Goodwill

The Goodwill of the HTIL Group will increase by HK$2,330 million due to the amount paid over the book value of the HGCH minority shareholders’ share of the net assets of HGCH at 1 January 2004.

For the financial year ended 31 December 2004, the earnings per HTIL Share were HK$0.02 whilst the net asset value per HTIL Share at 31 December 2004 was HK$3.17, and assuming that the Proposal had been completed on 1 January 2004, the earnings per HTIL Share and the net asset value per HTIL Share would be HK$0.02 and HK$3.47 respectively.

OTHER EFFECTS OF THE PROPOSAL AND THE OPTION OFFER

Shareholding structure

The table below sets out the shareholding structure of HGCH as at the Latest Practicable Date and immediately following implementation of the Proposal:

	As at the Latest Practicable Date		Immediately following implementation of the Proposal
HGCH Shareholders	Number of HGCH Shares	%	Number of HGCH Shares	%
HTIL Group	3,626,888,793	52.53	3,626,888,793	100
Other HGCH Shareholders who are not HGCH Independent Shareholders (Notes 1 and 2)	571,355,835	8.28	—	—
HGCH Independent Shareholders (Note 3)	2,705,731,333	39.19	—	—

Total	6,903,975,961	100.00	3,626,888,793	100

EXPLANATORY STATEMENT

Notes:	(1) Such HGCH Shareholders are parties acting in concert with HTIL and they will not be entitled to vote at the Court Meeting.

(2)	Of such 571,355,835 HGCH Shares,

(i)	248,743,835 HGCH Shares were held by an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited;

(ii)	286,312,000 HGCH Shares were held by a company indirectly wholly-controlled by Mr. Li Ka-shing;

(iii)	26,300,000 HGCH Shares were held by a company indirectly wholly-controlled by Mr. Li Tzar Kuoi, Victor; and

(iv)	10,000,000 HGCH Shares were held by a company equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

(3)	Such HGCH Independent Shareholders include Mr. Lam Hon Nam, who was interested in 54,562,000 HGCH Shares as at the Latest Practicable Date. Mr. Lam is a Disinterested Director. Any votes cast by Disinterested Directors in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code according to the ruling granted by the Executive on 27 May 2005 (and supplemented on 1 June 2005), but will be counted for the purposes of Section 99 of the Companies Act.

The table below sets out the shareholding structure of HTIL as at the Latest Practicable Date and immediately following implementation of the Proposal and completion of the Option Offer assuming that none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal, all relevant Optionholders accept the Option Offer and (where available) elect for the Option Share Alternative and the HWL Vendor Share Arrangement is not utilised other than in respect of 25,000,000 Outstanding HGCH Share Options held by the Connected Optionholders:

	As at the Latest Practicable Date		Immediately following implementation of the Proposal
HTIL Shareholders	Number of HTIL Shares	%	Number of HTIL Shares	%
HTIL ultimate holding company (Notes 1 and 2)	3,157,033,347	70.16	3,156,273,929	65.56
Others (Note 2)	1,342,966,653	29.84	1,658,294,683	34.44

Total	4,500,000,000	100.00	4,814,568,612	100.00

Notes: (1)	The ultimate holding company of HTIL is HWL. The controlling shareholder of HWL is Cheung Kong (Holdings) Limited.

(2)	Pursuant to the exercise of HWL’s Option, more particularly described in the HTIL Prospectus and the HWL Connected Transaction Announcements, DoCoMo acquired an aggregate of 187,966,653 HTIL Shares, representing approximately 4.2% of HTIL’s issued share capital. DoCoMo has given notice of its intention to exercise DoCoMo’s Option thereby requiring HWL to purchase or procure the purchase of all the HTIL Shares acquired pursuant to the exercise of HWL’s Option. HWL intends to acquire all such HTIL Shares prior to implementation of the Proposal.

EXPLANATORY STATEMENT

The table below sets out the shareholding structure of HTIL as at the Latest Practicable Date and immediately following implementation of the Proposal assuming that all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal and the HWL Vendor Share Arrangement is not utilised:

HTIL Shareholders	As at the Latest Practicable Date		Immediately following implementation of the Proposal
	Number of HTIL Shares	%	Number of HTIL Shares	%
HTIL ultimate holding company (Notes 1 and 2)	3,157,033,347	70.16	3,157,033,347	65.46
Others (Note 2)	1,342,966,653	29.84	1,665,584,478	34.54

Total	4,500,000,000	100.00	4,822,617,825	100.00

Notes:	(1) The ultimate holding company of HTIL is HWL. The controlling shareholder of HWL is Cheung Kong (Holdings) Limited.

(2)	Pursuant to the exercise of HWL’s Option, more particularly described in the HTIL Prospectus and the HWL Connected Transaction Announcements, DoCoMo acquired an aggregate of 187,966,653 HTIL Shares, representing approximately 4.2% of HTIL’s issued share capital. DoCoMo has given notice of its intention to exercise DoCoMo’s Option thereby requiring HWL to purchase or procure the purchase of all the HTIL Shares acquired pursuant to the exercise of HWL’s Option. HWL intends to acquire all such HTIL Shares prior to implementation of the Proposal.

Following the Effective Date and the withdrawal of the listing of HGCH Shares on the Stock Exchange, HGCH will become a wholly owned subsidiary of HTIL.

As at the Latest Practicable Date, save and except for the Outstanding HGCH Share Options and the HTI(C) Convertible Bond, there were no outstanding warrants, derivatives or convertible securities issued by HGCH. HTI(C) has unconditionally and irrevocably agreed to waive any entitlements it may have under the HTI(C) Convertible Bond in respect of the Proposal.

Capital Value

The cash consideration of HK$0.65 per Scheme Share under the Cash Alternative of the Cancellation Consideration represents:

•	a premium of approximately 36.84% over the closing price of HK$0.475 per HGCH Share as quoted on the Stock Exchange on the HGCH Last Trading Day;

•	a premium of approximately 44.61% over the average closing price of approximately HK$0.449 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day;

•	a premium of approximately 43.09% over the average closing price of approximately HK$0.454 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day;

EXPLANATORY STATEMENT

•	a premium of approximately 1,797.81% over the audited consolidated net asset value per HGCH Share of approximately HK$0.034 as at 31 December 2004; and

•	a discount of approximately 2.99% to the closing price of HK$0.67 per HGCH Share as quoted on the Stock Exchange as at the Latest Practicable Date.

On the basis of the consideration of HK$0.65 per Scheme Share under the Cash Alternative, the Proposal values the entire Scheme Shares at (a) approximately HK$2,148,294,660 assuming none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders have elected for the Cash Alternative under the Proposal and all relevant Optionholders have accepted the Option Offer and elected for the Option Cash Alternative; or (b) approximately HK$2,201,866,659 assuming all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date and all Scheme Shareholders elect for the Cash Alternative under the Proposal. The Cancellation Consideration and the Option Lapsing Consideration payable by HTIL in cash under the Scheme and the Option Offer and funds for repayment of any indebtedness incurred pursuant to the HWL Vendor Share Arrangement will be financed from an external financing facility extended by ABN AMRO Bank N.V. as lender. HTIL does not intend that the payment of interest on, repayment of or security for, any liability (contingent or otherwise) under such facility will depend to any significant extent on the business of HGCH.

The financial effects of the Proposal and the Option Offer on HTIL are disclosed in the section headed “Financial Effects of the Proposal and the Option Offer” on pages 62 to 63 of this document. Whether (i) the election of the Cancellation Consideration is in a form of the Share Alternative or the Cash Alternative, (ii) the Option Offer is accepted in full, and (iii) whether the election of the Option Lapsing Consideration is in a form of the Option Share Alternative or the Option Cash Alternative, save to the extent disclosed in this document as mentioned above, the implementation of the Proposal and the Option Offer is not expected to have a material financial impact on HTIL. ABN AMRO, the financial adviser to HTIL, is satisfied that sufficient financial resources are available to HTIL for the implementation of the Proposal and the Option Offer.

The value of approximately HK$0.7048 per Scheme Share (based on the closing price of HK$7.40 per HTIL Share on 29 April 2005, being the trading day immediately prior to the Announcement Date) under the Share Alternative of the Cancellation Consideration represents:

•	a premium of approximately 48.37% over the closing price of HK$0.475 per HGCH Share as quoted on the Stock Exchange on the HGCH Last Trading Day;

•	a premium of approximately 56.80% over the average closing price of approximately HK$0.449 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day;

•	a premium of approximately 55.15% over the average closing price of approximately HK$0.454 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day;

•	a premium of approximately 1,957.70% over the audited consolidated net asset value per HGCH Share of approximately HK$0.034 as at 31 December 2004; and

•	a premium of approximately 5.19% over the closing price of HK$0.67 per HGCH Share as quoted on the Stock Exchange as at the Latest Practicable Date.

EXPLANATORY STATEMENT

The value of approximately HK$0.6952 per Scheme Share (based on the closing price of HK$7.30 per HTIL Share on the Latest Practicable Date) under the Share Alternative of the Cancellation Consideration represents:

•	a premium of approximately 46.37% over the closing price of HK$0.475 per HGCH Share as quoted on the Stock Exchange on the HGCH Last Trading Day;

•	a premium of approximately 54.68% over the average closing price of approximately HK$0.449 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 1 month period from 29 March 2005 up to and including the HGCH Last Trading Day;

•	a premium of approximately 53.05% over the average closing price of approximately HK$0.454 per HGCH Share based on the daily closing prices as quoted on the Stock Exchange over the 12 month period from 26 April 2004 up to and including the HGCH Last Trading Day;

•	a premium of approximately 1,929.89% over the audited consolidated net asset value per HGCH Share of approximately HK$0.034 as at 31 December 2004; and

•	a premium of approximately 3.77% over the closing price of HK$0.67 per HGCH Share as quoted on the Stock Exchange as at the Latest Practicable Date.

The table below illustrates the change in capital value for holders of Scheme Shares, assuming that the Proposal were implemented.

	On 25 April 2005	On the Latest Practicable Date
	HK$	HK$
In the event that the Cash Alternative is elected
Cash consideration receivable (per 21 Scheme Shares) under the Proposal*	13.65	13.65
Value of 21 Scheme Shares (Note 1)	9.98	14.07

	3.67	(0.42)

This represents an increase/(decrease) of	36.8%	(2.99%)
* Number of HTIL Shares that could be purchased by utilising that cash consideration receivable under the Proposal (Note 2)	1.8445	1.8699

	HK$	HK$
In the event that the Share Alternative is elected
Value of 2 HTIL Shares (Note 2)	14.80	14.60
Value of 21 Scheme Shares (Note 1)	9.98	14.07

	4.82	0.53

This represents an increase of	48.3%	3.77%

Notes:

(1)	Based on the closing price of the HGCH Shares as quoted on the Stock Exchange on the respective dates.

(2)	Based on the closing price of the HTIL Shares as quoted on the Stock Exchange on the respective dates.

EXPLANATORY STATEMENT

The historical share price information on the HGCH Shares is set out under the section entitled “Market prices” in appendix III to this document.

During the period between 3 November 2004 (being the day six months preceding the Announcement Date) and HGCH Last Trading Day, or 25 April 2005 (being the last trading day prior to the Announcement Date), the recorded prices of the HTIL Shares on the Stock Exchange did not exceed HK$8.50; the average last recorded price of the HGCH Shares quoted on the Stock Exchange was approximately HK$0.475, and the highest and lowest recorded prices for the HGCH Shares were HK$0.485 and HK$0.435 respectively. Since HGCH Last Trading Day, or 25 April 2005, the HGCH Shares have traded in the price range of between HK$0.660 and HK$0.680.

During the period between 3 November 2004 (being the day six months preceding the Announcement Date), and HGCH Last Trading Day, or 25 April 2005 (being the last trading day prior to the Announcement Date), the recorded prices of the HTIL Shares on the Stock Exchange did not exceed HK$8.50; the average last recorded price of the HTIL Shares quoted on the Stock Exchange was approximately HK$7.40, and the highest and lowest recorded prices for the HTIL Shares were HK$7.45 and HK$7.35 respectively. Since HGCH Last Trading Day, or 25 April 2005, the HTIL Shares have traded in the price range of between HK$7.25 and HK$7.50.

Dividends

HGCH and HTIL did not pay any dividends to their respective shareholders for the two years ended 31 December 2004.

THE OPTION OFFER

As stated in the Announcement, HTIL would make an appropriate offer to the holders of the Outstanding HGCH Share Options in accordance with the Takeovers Code.

As at the Latest Practicable Date, there were 110,400,000 Outstanding HGCH Share Options granted under the HGCH Share Option Scheme, of which 25,000,000 were held by HGCH Directors and the remaining were held by other eligible participants under the HGCH Share Option Scheme, with exercise prices ranging from HK$0.34 to HK$0.94 per Option.

In the event that any of the Outstanding HGCH Share Options are exercised on or prior to the Record Date in accordance with the relevant provisions of the HGCH Share Option Scheme, any HGCH Shares issued as a result of the exercise of such Outstanding HGCH Share Options will be subject to and eligible to participate in the Scheme.

If the Scheme is approved by the requisite majority at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting, the Scheme is sanctioned by the Supreme Court and it becomes effective, any Outstanding HGCH Share Options which are not exercised on or prior to the Record Date will automatically lapse in accordance with the provisions of the HGCH Share Option Scheme. If the Scheme is not approved by the requisite majority at the Court Meeting, or the HGCH Shareholders do not approve its implementation at the Special General Meeting, the Scheme is not sanctioned by the Supreme Court or it does not become effective, all unexercised Options will remain unaffected and will be exercisable during their relevant exercise periods pursuant to the terms of the HGCH Share Option Scheme.

EXPLANATORY STATEMENT

The Option Offer, which is conditional on the Proposal becoming effective and binding, has been made by ABN AMRO, on behalf of HTIL, to the Optionholders. The Optionholder Letters setting out the terms and conditions of the Option Offer are separately despatched to each of the Optionholders. Assuming that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting and the Scheme becomes effective on Friday, 15 July 2005 (Bermuda time), the Option Election Forms are expected to be despatched by post on Monday, 18 July 2005 to Optionholders who have Outstanding HGCH Share Options that have not been exercised on or prior to the Record Date. Optionholders should refer to those letters, a sample of which is set out on pages 205 to 213 in appendix VI to this document.

The Option Offer will provide that in respect of any Outstanding HGCH Share Options which, to the extent not exercised on or prior to the Record Date, will, subject to the Scheme becoming effective, lapse on the day immediately following the Record Date, each relevant Optionholder who accepts the Option Offer and lodges the Option Election Form by the prescribed deadline will be entitled to receive either the Option Cash Alternative or (where available) the Option Share Alternative as follows if the Option Offer becomes unconditional:

Exercise price of Outstanding HGCH Share Options	Option Share Alternative	Option Cash Alternative

HK$0.34	for every 20.3 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.31 in cash

HK$0.41	for every 25.1 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.24 in cash

HK$0.48	for every 32.9 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.17 in cash

HK$0.94	not available	for every 50,000 such Outstanding HGCH Share Options unexercised as at the Record Date, HK$0.01 in cash

Each holder of Outstanding HGCH Share Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option, and who has Outstanding HGCH Share Options unexercised as at the Record Date, may elect whether to accept the Options Offer and, if so, may elect either the Option Cash Alternative or the Option Share Alternative, but not a combination of both, as the for m of Option Lapsing Consideration in respect of the lapsing of the Outstanding HGCH

EXPLANATORY STATEMENT

Share Options. The Option Share Alternative represents the amount (in terms of number of HTIL Shares based on the ratio of every 21 Scheme Shares for 2 HTIL Shares) by which the implied value of the Share Alternative (being approximately HK$0.7048 based on the closing price of HK$7.40 per HTIL Share on 29 April 2005, the trading day immediately prior to the Announcement Date) exceeds the exercise price of the relevant Outstanding HGCH Share Option. The Option Cash Alternative represents the “see-through” price of that Outstanding HGCH Share Option, being the amount by which the value of the Cash Alternative exceeds the exercise price of that Outstanding HGCH Share Option.

As at the Latest Practicable Date, there were five holders of Outstanding HGCH Share Options with an exercise price of HK$0.94 per Option. If an Optionholder, has such Outstanding HGCH Share Options unexercised as at the Record Date, he/she may elect to accept the Option Offer and lodge the Option Election Form by the prescribed deadline, in which case he/she will be entitled to receive HK$0.01 for every 50,000 Outstanding HGCH Share Options held by him/ her unexercised as at the Record Date as Option Lapsing Consideration, which is a nominal sum considering that the exercise price of such Options exceeds the value of the Cash Alternative. Such Optionholders shall not be entitled to elect the Option Share Alternative.

An Optionholder who has Outstanding HGCH Share Options unexercised as at the Record Date and wishes to accept the Option Offer in respect of the lapsing of such Outstanding HGCH Share Options must complete and return the Option Election Form to elect to accept the Option Offer and to elect either the Option Cash Alternative or (where available) the Option Share Alternative, but not a combination of both. Any such Optionholder who has not, by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified to the Optionholders by ABN AMRO on behalf of HTIL, delivered to the principal office of HTIL in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong, a duly completed and executed Option Election Form will not receive any Option Lapsing Consideration.

Pursuant to the Option Offer, HTIL will issue new HTIL Shares to any relevant (not being a Connected Optionholder) validly electing the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of the lapsing of the relevant Outstanding HGCH Share Options unexercised as at the Record Date.

Following the Scheme becoming effective, to the extent that any relevant Connected Optionholders validly elect the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of their holdings of the Outstanding HGCH Share Options, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Option Share Alternative satisfied on HTIL’s behalf together with any stamp duty incurred in connection with such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Option Share Alternative validly elected by any Connected Optionholder without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

Fractions of HTIL Shares will not be issued or transferred to the relevant Optionholders. The number of HTIL Shares to be issued or transferred to each relevant Optionholder under the Option Offer will be rounded down to the nearest integer.

EXPLANATORY STATEMENT

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Optionholder (or, in the case of an overseas Connected Optionholder, the transfer of HTIL Shares by HWL Vendor to such Connected Optionholder) who has accepted the Option Offer and, where available, validly elected to receive the Option Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Optionholders or overseas Connected Optionholders instead at the value of the Option Cash Alternative. On or before despatch of the Option Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Optionholders or Connected Optionholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

INFORMATION ON THE HGCH GROUP

Business

HGCH (formerly known as Vanda Systems & Communications Holdings Limited) is a company incorporated in Bermuda with limited liability and its shares have been listed on the Main Board of the Stock Exchange since 18 April 1995. HGCH had its name changed to its present name in March 2004. The HGCH Group is one of the leading providers of fixed telecommunications and IT solutions services in Hong Kong. The HGCH Group offers a wide range of innovative and advanced telecommunications, information technology and systems integration services including local voice, IDD, broadband Internet, data centre facilities, IT solutions and various data services to business and residential customers. Its telecommunications division provides fixed-line services in Hong Kong under the brands and Hutchison Global Communications, and has an extensive fibre-optic building-to-building network capable of providing voice and telecommunications services, with a coverage of over 1.2 million households as of 31 December 2004. It has installed direct access connections to over 5,000 buildings and in-building wiring facilities in over 1,400 buildings.

Financial information

A summary of the audited consolidated results of the HGCH Group for each of the two years ended 31 December 2004 is set out below:

	For the year ended 31 December
	2004	2003
	HK$ million
Turnover	2,721	1,601
Operating profit	197	167
Profit before tax	102	53
Profit after tax but before minority interests	98	53
Profit attributable to shareholders	97	53

EXPLANATORY STATEMENT

As at 31 December 2004, the audited consolidated net assets of the HGCH Group were approximately HK$237 million, or approximately HK$0.034 per HGCH Share (based on 6,903,975,961 HGCH Shares in issue as at the Latest Practicable Date).

Attention is drawn to appendix I to this document which set out the financial information of the HGCH Group.

INFORMATION ON THE HTIL GROUP

Business

HTIL was a company incorporated on 17 March 2004 in the Cayman Islands as an exempted company with limited liability. The HTIL Shares have been listed on the Main Board of the Stock Exchange since 15 October 2004 and the HTIL ADSs have been listed on the New York Stock Exchange, Inc. since 14 October 2004. The HTIL Group is a leading international provider of mobile and, through HGCH, fixed line telecommunications services, currently serving Hong Kong, Macau, India, Israel, Thailand, Sri Lanka and Ghana, with services intended to commence in Vietnam in late 2005. The HTIL Group also has a telecommunications operator in Paraguay that is the subject of a conditional agreement to sell to a third party. Additionally, in March 2005, HTIL announced that it had reached agreement subject to satisfaction of certain conditions precedent to acquire 60% of a holder of a nationwide licence to provide mobile services in Indonesia. HTIL offers a wide variety of telecommunications services ranging from basic voice and data to multimedia services using state-of-the-art mobile technology. In Hong Kong, through HGCH, HTIL also operates a leading edge fixed line fibre-optic network.

Financial information

A summary of the audited consolidated results of the HTIL Group for each of the two years ended 31 December 2004 (as if the HTIL Group had been in existence throughout these two years) is set out below:

	For the year ended 31 December
	2004	2003
	HK$ million
Turnover	14,960	10,104
Operating profit	1,859	869
Profit/(loss) before tax	805	(101)
Profit after tax but before minority interests	316	72
Profit/(loss) attributable to shareholders	72	(214)

As at 31 December 2004, the audited consolidated net assets of the HTIL Group were approximately HK$14,287 million, or approximately HK$3.17 per HTIL Share (based on 4,500 million HTIL Shares in issue as at the Latest Practicable Date).

Based on the closing price of HTIL Shares as at the Latest Practicable Date of HK$7.30 per HTIL Share, the market capitalisation of HTIL is about HK$32,850 million.

EXPLANATORY STATEMENT

HTIL’s focus is on markets where there is a superior opportunity for growth either by virtue of our market position or through the growth potential in the market or both. As at 31 March 2005, the HTIL Group had a worldwide consolidated mobile customer base of 13.3 million customers. The mobile customer base continues to grow in all markets in which the HTIL Group operates as demonstrated by the first quarter key performance indicators announced on 5 May 2005.

Following the successful completion by Partner Communications Company Ltd. (“Partner”) of the buyback and subsequent cancellation of 18% of its own shares, HTIL has a resulting ownership of approximately 52.2% in Partner. Therefore from the beginning of the second quarter of 2005 HTIL will move from equity accounting to fully consolidating results of Partner. As stated in HTIL’s announcement on 20 April 2005, such consolidation is expected to result in a material upward adjustment to the presentation of the financial results with particular impact on revenue, total assets and gross profit to be reported in the consolidated financial statements of the HTIL Group in its 2005 interim results and annual results.

Attention is drawn to appendix II to this document which set out the financial information of the HTIL Group.

FUTURE INTENTIONS OF HTIL

HTIL is already the majority and controlling shareholder of HGCH, whose results are consolidated into HTIL’s financial results.

If the Scheme is approved and the Proposal is implemented, HTIL intends to continue with the business of HGCH and has no intention, as a result of the implementation of the Proposal, to introduce any major changes to the business of HGCH, to discontinue the employment of any employees of HGCH, or to redeploy any fixed assets of the HGCH Group. The privatisation will also provide for greater operating flexibility in maximising the opportunities and synergies afforded in working with other members of the HTIL Group.

If the Scheme is not approved or the Proposal is not implemented, HTIL intends to continue exercising its control over HGCH as its subsidiary, continue with HGCH’s business and maintain the listing of the HGCH Shares on the Main Board of the Stock Exchange.

As an ongoing and continual process, HTIL will (in consultation with HGCH) review, consider and implement, if and when appropriate, any and all appropriate measures to enhance financial performance and operational and strategic efficiency of HGCH Group’s businesses.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will accordingly cease to have effect as documents or evidence of title.

Upon the approval of the Scheme by the HGCH Independent Shareholders at the Court Meeting, the passing of the special resolution to approve the implementation of the Proposal at the Special General Meeting, the sanction of the Scheme by the Supreme Court and the other conditions to the Proposal having been or expected to be fulfilled or waived by HTIL, HGCH will apply to the Stock Exchange for the withdrawal of the listing of the HGCH Shares on the Stock Exchange. Dealings in the HGCH Shares on the Stock Exchange are expected to cease after 4:00 p.m. on Monday, 11 July 2005, and the listing of the HGCH Shares on the Stock Exchange is expected to be withdrawn at 9:30 a.m. on Monday, 18 July 2005.

EXPLANATORY STATEMENT

Scheme Shareholders will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the HGCH Shares on the Stock Exchange will become effective by way of a press announcement.

If the Scheme is not approved, is withdrawn or lapses, it is intended that the listing of the HGCH Shares on the Stock Exchange will be maintained.

REGISTRATION, PAYMENT AND DESPATCH OF HTIL SHARE CERTIFICATES

In the event that the Scheme is approved at the Court Meeting and the HGCH Shareholders approve its implementation at the Special General Meeting, it is proposed that the register of members of HGCH will be closed after 4:00 p.m. on Friday, 15 July 2005 (or such other date as may be notified to the HGCH Shareholders by way of a press announcement) in order to establish entitlements under the Scheme. HGCH Shareholders should ensure that the relevant transfer documentation for their HGCH Shares are lodged for registration before the register of members of HGCH is closed. The branch share registrar of HGCH in Hong Kong is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Assuming that the Scheme becomes effective on Friday, 15 July 2005 (Bermuda time), the Election Forms are expected to be despatched by post on Monday, 18 July 2005 to Scheme Shareholders who are qualified for entitlements under the Scheme. Cheques for cash entitlements for those who elect for or are entitled to the Cash Alternative and share certificates for the HTIL Shares for those who elect for or are entitled to the Share Alternative under the Scheme are expected to be despatched on or before Thursday, 11 August 2005.

As provided in the Scheme, on or after the day being six calendar months after the posting of such cheques, HTIL shall have the right to cancel or countermand payment of any such cheque which has not then been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in HGCH’s name with a licensed bank in Hong Kong selected by HGCH. HGCH shall hold such monies until the expiry of six years from the Effective Date and shall prior to such date make payments thereout of the sums (together with interest thereon in accordance with paragraph 5(e) of the Scheme) payable pursuant to paragraph 2(b) of the Scheme to persons who satisfy HGCH that they are respectively entitled thereto, provided that the cheques referred to in paragraph 5(b) of the Scheme of which they are payees that have not been cashed. On the expiry of six years from the Effective Date, HTIL shall be released from any further obligation to make any payments under the Scheme and HGCH shall thereafter transfer to HTIL the balance (if any) of the sums then standing to the credit of the deposit account referred to in paragraph 5(e) of the Scheme, including accrued interest subject, if applicable, to the deduction of interest tax or any withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

Any certificates of HTIL Shares posted to the Scheme Shareholders pursuant to paragraph 5(b) of the Scheme or to the relevant Optionholders pursuant to the terms of the Option Offer which have been returned or undelivered will be cancelled. The branch share registrar of HTIL in Hong Kong may at any time thereafter issue new share certificates in respect of such HTIL Shares to those Scheme Shareholders and Optionholders who can establish their entitlements to its satisfaction and transfer to them all accrued entitlements from the original date of allotment or transfer, as the case may be, in respect of such HTIL Shares, subject to the payment of any expenses.

EXPLANATORY STATEMENT

In the absence of any specific instructions to the contrary received in writing by the branch share registrar of HGCH in Hong Kong (see above for its name and address), cheques and share certificates will be sent to the persons entitled thereto at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first in such register in respect of the joint holding. All such cheques and share certificates will be sent at the risk of the persons entitled thereto and neither HTIL nor HGCH will be liable for any loss or delay in transmission.

Settlement of the Cancellation Consideration and the Option Lapsing Consideration to which any of the Scheme Shareholders or Optionholders is entitled under the Scheme and the Option Offer will be implemented in full in accordance with the terms of the Scheme and the Option Offer respectively without regard to any lien, right of set-off counterclaim or other analogous right to which HTIL may have or claim to have against any Scheme Shareholders or Optionholders.

ODD LOT TRADING ARRANGEMENTS

In order to facilitate the trading of odd lots of HTIL Shares issued (or, in the case of a Connected Scheme Shareholder or a Connected Optionholder, transferred by the HWL Vendor) under the Share Alternative and the Option Share Alternative, HTIL has appointed the Agent to provide the service to match the sale and purchase of odd lots of such HTIL Shares during the period from Friday, 29 July 2005 to Monday, 31 October 2005, both days inclusive. Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Share Alternative or the Option Share Alternative who wish to take advantage of this facility may contact the Agent during the aforesaid period as follows:

Contact Person	Telephone number
Law, Pak Hong Passe	(852) 2867 6663
Vice President, Trading Department

Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Share Alternative or Option Share Alternative should note that the matching of the sale and purchase of odd lots of HTIL Shares is not guaranteed. Such HTIL Shareholders are advised to consult their professional advisers if they are in doubt about the facility described above.

OVERSEAS SCHEME SHAREHOLDERS

The making of the Proposal to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Scheme Shareholders wishing to accept the Proposal (whether or not they elect for the Share Alternative) to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

TAXATION

The Scheme Shareholders and the Optionholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Proposal and/or the Option Offer and, in particular, whether the receipt of the Cancellation Consideration or Option Lapsing Consideration would make such Scheme Shareholders or Optionholders liable to taxation in Hong Kong or in other jurisdictions.

EXPLANATORY STATEMENT

COURT MEETING AND SPECIAL GENERAL MEETING

In accordance with the direction of the Supreme Court, the Court Meeting has been convened for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). As at the Latest Practicable Date, the HTIL Group was interested in 3,626,888,793 HGCH Shares, representing about 52.53% of the current issued share capital of HGCH. In view of the interests of the HTIL Group in the Proposal, the HTIL Group will not be entitled to vote at the Court Meeting. In addition, 571,355,835 HGCH Shares were held by HGCH Shareholders who are parties acting in concert with HTIL as at the Latest Practicable Date. Such HGCH Shareholders will not be entitled to vote at the Court Meeting. Any votes cast by Disinterested Directors in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code according to the ruling granted by the Executive on 27 May 2005 (and supplemented on 1 June 2005), but will be counted for the purposes of Section 99 of the Companies Act. Neither HTIL nor parties acting in concert with it dealt in the HGCH Shares in the period starting six months prior to the Announcement Date and ended on the Latest Practicable Date.

The Special General Meeting has been convened to be held immediately following the Court Meeting for the purpose of considering and, if thought fit, passing a special resolution to approve the implementation of the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH). All HGCH Shareholders will be entitled to attend and vote on such special resolution at the Special General Meeting. HTIL indicated that if the Scheme is approved at the Court Meeting, those HGCH Shares held by it will be voted in favour of the special resolution to be proposed at the Special General Meeting to the implementation of the Proposal.

Notices of the Court Meeting and the Special General Meeting are set out on pages 222 to 225 of this document. The Court Meeting and the Special General Meeting will be held on Wednesday, 29 June 2005 at the respective times specified in such notices at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong.

ACTIONS TO BE TAKEN BY THE HGCH SHAREHOLDERS AND THE OPTIONHOLDERS

HGCH Shareholders

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Special General Meeting are enclosed with this document.

Whether or not you are able to attend the Court Meeting and/or the Special General Meeting or any adjournment thereof, HGCH Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting, and HGCH Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Special General Meeting, in accordance with the respective instructions printed thereon respectively, and to lodge them with the principal office of HGCH in Hong Kong, 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. In order to be valid, the pink for m of proxy for use at the Court Meeting should be lodged so as to reach the above address not later than 4:00 p.m. on Monday, 27 June 2005, or alternatively, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Special General Meeting should be lodged so as to reach the above address not later than 4:30 p.m. on Monday, 27 June 2005. Completion and return of a form of proxy for the Court Meeting or the Special General Meeting

EXPLANATORY STATEMENT

will not preclude HGCH Shareholders from attending and voting in person at the relevant meeting. In the event that you attend and vote in person at the relevant meeting, the returned form of proxy will be deemed to have been revoked.

Upon the sanction of the Scheme by the Supreme Court, an announcement will be made on the results of the sanction, the latest time for dealing in HGCH Shares, the Effective Date and the date of withdrawal of the listing of the HGCH Shares, the Record Date and the last date to lodge the Election Form and the Option Election Form. Based on the current timetable, the aforesaid announcement will be issued on or about Monday, 11 July 2005, with the latest time for dealing in HGCH Shares being 4:00 p.m. on Monday, 11 July 2005 and the Record Date being Friday, 15 July 2005.

Assuming that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting and the Scheme becomes effective on Friday, 15 July 2005 (Bermuda time), the Election Forms are expected to be despatched by post on Monday, 18 July 2005 to Scheme Shareholders who are qualified for entitlements under the Scheme.

A Scheme Shareholder must complete and execute an Election Form in accordance with the instructions printed on it and elect for the Cash Alternative or the Share Alternative (but not a combination of both) in respect of all his Scheme Shares, and deliver the duly completed and executed Election Form in the enclosed envelope marked “For Return of Election Form – Hutchison Global Communications Holdings Limited” to the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible but in any event so as to reach the above address by not later than 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified through press announcement. No acknowledgement of receipt of any Election Form will be given.

Any Scheme Shareholder who has not returned an Election Form as described above or who has returned an Election Form which is not duly completed or executed in accordance with the terms of the Scheme or electing a combination of both the Share Alternative and the Cash Alternative will receive the Share Alternative.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Scheme Shareholder (or, in the case of an overseas Connected Scheme Shareholder, the transfer of HTIL Shares by HWL Vendor to such Connected Scheme Shareholder) pursuant to the Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Scheme Shareholder or overseas Connected Scheme Shareholder instead at the value of the Cash Alternative. On or before despatch of the Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Scheme Shareholders or Connected Scheme Shareholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

EXPLANATORY STATEMENT

Any Scheme Shareholder who holds Scheme Shares as a nominee, trustee or registered owner in any other capacity will not be treated differently from any other registered owner. Any beneficial owner of Scheme Shares whose shares are registered in the name of a nominee, trustee or registered owner in any other capacity should make arrangements with such nominee, trustee or registered owner in relation to the Scheme and the election of the form of the Cancellation Consideration, and may consider whether it wishes to arrange for the registration of the relevant shares in the name of the beneficial owner prior to the Record Date.

The Scheme Shareholders should also note the instructions and terms printed on the Election Forms.

Optionholders

The Optionholder Letters setting out the terms and conditions of the Option Offer are separately despatched to each of the Optionholders. Optionholders should refer to those letters, a sample of which is set out on pages 205 to 213 in appendix VI to this document.

Assuming that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting and the Scheme becomes effective on Friday, 15 July 2005 (Bermuda time), the Option Election Forms are expected to be despatched by post on Monday, 18 July 2005 to Optionholders who have Outstanding HGCH Share Options that have not been exercised on or prior to the Record Date. An Optionholder who wishes to accept the Option Offer in respect of the lapsing of such Outstanding HGCH Share Options must complete and return the Option Election Form to elect to accept the Option Offer and to elect either the Option Cash Alternative or (where available) the Option Share Alternative, but not a combination of both. Any such Optionholder who has not, by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified to the Optionholders by ABN AMRO on behalf of HTIL, delivered to the principal office of HTIL in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong, a duly completed and executed Option Election Form will not receive any Option Lapsing Consideration.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Optionholder (or, in the case of an overseas Connected Optionholder, the transfer of HTIL Shares by HWL Vendor to such Connected Optionholder) who has accepted the Option Offer and, where available, validly elected to receive the Option Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Optionholders or overseas Connected Optionholders instead at the value of the Option Cash Alternative. On or before despatch of the Option Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Optionholders or Connected Optionholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

The Optionholders should also note the instructions and terms printed on the Option Election Forms.

EXPLANATORY STATEMENT

RECOMMENDATIONS

In the letter from CSFB to the HGCH Independent Board Committee as set out on pages 24 to 56 of this document, CSFB states that it considers the terms of the Proposal to be fair and reasonable from a financial point of view to the HGCH Independent Shareholders and as such, the HGCH Independent Shareholders should vote in favour of the Proposal. In its letter, CSFB also states that it considers the terms of the Option Offer to be fair and reasonable from a financial point of view so far as the Optionholders are concerned.

The HGCH Independent Board Committee, having taken into account the opinion of CSFB and, in particular, the factors, reasons and recommendations as set out in the letter from CSFB on pages 24 to 56 of this document, considers that the terms of the Proposal are fair and reasonable from a financial point of view to the HGCH Independent Shareholders and that the terms of the Option Offer are fair and reasonable from a financial point of view so far as the Optionholders are concerned. Accordingly, the HGCH Independent Board Committee recommends the HGCH Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to approve the implementation of the Proposal at the Special General Meeting. The HGCH Independent Board Committee also recommends the Optionholders to accept the Option Offer if the Outstanding HGCH Share Options have not been exercised on or prior to the Record Date. The letter from the HGCH Independent Board Committee is set out on page 23 of this document.

FURTHER INFORMATION

A number of HGCH Directors, namely, Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT and Mr. Dennis Pok Man LUI are also HTIL Directors. Mr. FOK Kin-ning, Canning, Mr. LAI Kai Ming, Dominic, Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT are also directors of HWL, and Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT are also directors of certain subsidiaries of HWL which are intermediate holding companies of HTIL. Mr. CHEONG Ying Chew, Henry is also an independent non-executive director of Cheung Kong (Holdings) Limited, the controlling shareholder of HWL. As such, such HGCH Directors may be regarded as having interests in the Proposal which are different from the interests of the other HGCH Directors.

Further information is set out in the appendices to, and elsewhere in, this document, all of which form part of this Explanatory Statement.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

1.	THREE-YEAR FINANCIAL SUMMARY

The following is a summary of the audited consolidated results of the HGCH Group for each of the three financial years ended December 31, 2004:

	For the year ended December 31,
	2004	2003	2002
	HK$’ 000	HK$’ 000	HK$’ 000	Note
Turnover	2,720,610	1,601,130	1,231,712

Profit/(Loss) before taxation	101,547	52,840	(394,578)
Taxation	(3,437)	—	—	1

Profit/(Loss) after taxation	98,110	52,840	(394,578)

Attributable to:
Equity holders of HGCH	96,512	52,840	(394,578)
Minority interests	1,598	—	—

	98,110	52,840	(394,578)

Dividend per HGCH Share	—	—	—

Earnings/(Loss) per HGCH Share (HK cents)
Basic	1.48 cents	1.08 cents	(8.09) cents	2

Diluted	1.33 cents	N/A	N/A	3

Note 1:

Taxation expense was presented as “positive” in HTIL annual report and as “negative” in HGCH annual report.

Note 2:

The calculation of the basic earnings per share is based on HGCH Group’s profit attributable to shareholders for the year ended 31 December 2004 of HK$96,512,000 (2003: profit attributable to shareholders of HK$52,840,000; 2002: net loss attributable to shareholders of HK$394,578,000) and the weighted average of 6,509,133,564 ordinary shares in issue during the year ended 31 December 2004 (2003: deemed ordinary shares outstanding of 4,875,000,000; 2002: deemed ordinary shares outstanding of 4,875,000,000).

Note 3:

In the case where there was no potential dilutive ordinary shares in existence, the diluted earnings per share was presented as “N/A” in HGCH annual report. Whereas in HTIL annual report, the diluted earnings per share was presented as equal to basic earnings per share for the years ended 31 December 2004, 2003 and 2002.

Note 4:

There are no extraordinary or exceptional items for the past three financial years.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

Note 5:

The auditor of HGCH was Ernst & Young for the period up to 31 December 2003 and PricewaterhouseCoopers for the financial year ended 31 December 2004.

Note 6:

There were no audit qualifications in any of the financial statements for the past three financial years.

2.	AUDITED CONSOLIDATED ACCOUNTS OF THE HGCH GROUP FOR THE YEAR ENDED 31 DECEMBER 2004

The information in this section 2 of appendix I has been extracted from the published audited consolidated accounts of the HGCH Group for the year ended 31 December 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2004

	Note	2004	2003
		HK$’000	HK$’000
Turnover	3	2,720,610	1,601,130
Cost of sales		(1,715,274)	(805,341)

		1,005,336	795,789
Other revenues	3	16,522	7,407
Selling, general and administrative expenses		(358,317)	(223,858)
Depreciation and amortisation		(466,505)	(412,268)

Operating profit	5	197,036	167,070
Finance costs	6	(95,272)	(114,230)
Share of loss of an associated company		(217)	—

Profit before taxation		101,547	52,840
Taxation	9	(3,437)	—

Profit after taxation		98,110	52,840
Minority interests		(1,598)	—

Profit attributable to shareholders	10	96,512	52,840

Basic earnings per share	11	1.48 cents	1.08 cents

Diluted earnings per share	11	1.33 cents	N/A

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

CONSOLIDATED BALANCE SHEET

At 31 December 2004

	Note	2004	2003
		HK$’000	HK$’000
Non-current assets
Fixed assets	12	6,404,430	6,045,145
Goodwill	13	34,756	—
Prepaid capacity and maintenance	14(a)	1,238,455	1,277,627
Prepaid network costs	14(b)	184,975	125,458
Interest in an associated company	16	3,018	—
Pension assets	17	670	422
Long term investment	18	—	—
Other investments	19	—	—

		7,866,304	7,448,652

Current assets
Inventories		18,589	—
Trade receivables	20	539,915	168,293
Other receivables, deposits and prepayments		86,110	22,087
Tax recoverable		2,971	—
Due from an immediate holding company	21	562	193
Due from fellow subsidiaries	21	40,178	46,753
Pledged bank deposits	22	10,068	—
Cash and bank balances	22	135,312	8,446

		833,705	245,772

Current liabilities
Trade payables	23	170,303	278,975
Tax payable		15,643	—
Other creditors and accruals		591,087	311,159
Deferred income		403,090	355,790
Due to an intermediate holding company	21	9,643	16,401
Due to fellow subsidiaries	21	7,845	232
Current portion of finance lease	25	41	—
Interest-bearing loans and overdrafts	24	163,286	1,239

		1,360,938	963,796

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

		2004	2003
	Note	HK$’000	HK$’000
Net current liabilities		(527,233)	(718,024)

Total assets less current liabilities		7,339,071	6,730,628

Non-current liabilities
Finance lease payable	25	90	—
Long term loan from an intermediate holding company		—	3,423,981
Long term loans from a fellow subsidiary	26	3,865,828	—
Convertible note	27	3,200,000	—
Bank and other loans	24	31,199	14,653
Deferred taxation	28	265	—

		7,097,382	3,438,634
Minority interests		5,162	—

Net assets		236,527	3,291,994

Capital and reserves
Issued equity	29(a)	2,125,569	5,278,364
Reserves	31	(1,889,042)	(1,986,370)

Shareholders’ funds		236,527	3,291,994

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

COMPANY BALANCE SHEET

At 31 December 2004

		2004	2003
	Note	HK$’000	HK$’000
Non-current assets
Fixed assets	12	—	1,219
Interests in subsidiaries	15	6,994,344	81,754

		6,994,344	82,973

Current assets
Trade receivables		—	551
Other receivables, deposits and prepayments		1,721	1,669
Cash and bank balances		466	8,314

		2,187	10,534

Current liabilities
Other creditors and accruals		1,658	4,965
Current portion of finance lease		—	37
Due to an intermediate holding company	21	9,643	—
Due to a fellow subsidiary	21	334	—

		11,635	5,002

Net current (liabilities)/assets		(9,448)	5,532

Total assets less current liabilities		6,984,896	88,505

Non-current liabilities
Finance lease payable		—	131
Long term loan from a fellow subsidiary	26	465,828	—
Convertible note	27	3,200,000	—

		3,319,068	88,374

Capital and reserves
Issued equity	29(b) & (c)	4,034,023	711,028
Reserves	31	(714,955)	(622,654)

		3,319,068	88,374

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004

		2004	2003
	Note	HK$’000	HK$’000
Operating Activities
Net cash inflow generated from operations	32(a)	437,956	551,888
Interest paid		(95,260)	(58,209)
Overseas taxation paid		(497)	—

Net cash inflow from operating activities		342,199	493,679
Investing Activities
Interest received		1,215	433
Purchases of prepaid capacity		(23,239)	—
Purchases of fixed assets		(704,554)	(1,231,550)
Finance costs related to purchases of fixed assets		(12,437)	(24,089)
Proceeds from disposal of fixed assets		8,887	164
Disposal of subsidiaries, net of cash disposed of	32(e)	(594)	—
Payment of prepaid network costs		(83,533)	(96,369)
Acquisition of subsidiaries, net of cash acquired	32(c)&(d)	144,075	(46,277)
Increase in pledged time deposits		(10,068)	—

Net cash outflow from investing activities		(680,248)	(1,397,688)
Net cash outflow before financing		(338,049)	(904,009)

Financing Activities
Exercise of share option of the Company		816	—
Share issue expenses incurred by the Company		(4,613)	—
Long term loans from a fellow subsidiary/ an intermediate holding company		441,847	3,423,981
Repayment of long term bank loans, secured		—	(2,530,000)
Additions of bank loans and other loans		325,685	—
Repayments of bank loans and other loans		(304,927)	—
Capital element of finance lease payments		(31)	—
Interest element of finance lease payments		(12)	—

Net cash inflow from financing activities	32(b)	458,765	893,981

Increase/(Decrease) in Cash and Cash Equivalents		120,716	(10,028)
Cash and cash equivalents at beginning of year		8,446	18,474
Effect of foreign exchange rate changes		1,330	—

Cash and Cash Equivalents at End of Year		130,492	8,446

Analysis of Balances of Cash and Cash Equivalents
Cash and bank balances	22	117,655	8,446
Non-pledged time deposits with maturity of less than three months	22	17,657	—

		135,312	8,446
Bank overdrafts	24	(4,820)	—

		130,492	8,446

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued equity	Exchange reserve	Accumulated losses	Total
	HK$’000	HK$’000	HK$’000	HK$’000
	note 29(a)
At 1 January 2004	5,278,364	—	(1,986,370)	3,291,994
Exchange differences	—	816	—	816
Acquisition of subsidiaries (note 32(c))	(3,148,998)	—	—	(3,148,998)
Share issue expenses in relation to acquisition of subsidiaries (note 32(c))	(4,613)	—	—	(4,613)
Exercise of share option	816	—	—	816
Profit for the year	—	—	96,512	96,512

At 31 December 2004	2,125,569	816	(1,889,858)	236,527

At 1 January 2003	5,278,364	—	(2,039,210)	3,239,154
Profit for the year	—	—	52,840	52,840

At 31 December 2003	5,278,364	—	(1,986,370)	3,291,994

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

NOTES TO THE ACCOUNTS

1.	REVERSE ACQUISITION ACCOUNTING

The consolidated financial statements have been prepared based on the reverse acquisition method following the requirements under Hong Kong Financial Reporting Standard (“HKFRS”) 3, “Business Combinations” in accounting for the transaction whereby the businesses of Vanda Systems & Communications Holdings Limited ( “Vanda” ), Hutchison Global Communications Investments Limited (“HGC”) and PowerCom Network Hong Kong Limited (“PowerCom”) (collectively “the Group”) were consolidated as from the acquisition date of 12 March 2004. Pursuant to the requirements under HKFRS 3, HGC is deemed to be the effective acquirer of Vanda. The consolidated financial statements, have been prepared as a continuation of the consolidated financial statements of HGC and its subsidiaries (the “HGC Group”). Accordingly, the consolidated financial statements for 2004 represent the consolidated financial statements of HGC, and the results of Vanda are included in the consolidated financial statements from the acquisition date.

The acquisition of Vanda and PowerCom is accounted for by using the purchase method. Under this method, the identifiable assets and liabilities of Vanda and PowerCom were assessed at their fair value at 12 March 2004. Under HKFRS 3, the deemed consideration is determined based on the fair value of the equity instruments deemed to have been issued by HGC to the shareholders of Vanda or the fair value of the equity instruments of Vanda before the business combination. The determination of the deemed consideration requires the exercise of significant judgement, including considering factors such as published market prices and volumes of trading for quoted instruments and other factors. The Directors have made an estimation of the deemed consideration based on all the relevant and available facts and information, and the difference between the deemed consideration and the fair value of the identifiable assets and liabilities of Vanda and PowerCom, amounting to approximately HK$35 million, has been accounted for as goodwill arising from the acquisition in the consolidated balance sheet.

The 2003 comparative figures represent the consolidated financial statements of HGC Group only. The Company financial statements represent those of Hutchison Global Communications Holdings Limited (the “Company”, formerly known as Vanda Systems & Communications Holdings Limited).

2.	PRINCIPAL ACCOUNTING POLICIES

A.	Basis of preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with the accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The financial statements are prepared under the historical cost convention except, as set out in note 2E, other investments, and note 2G, investment properties, which are stated at fair values.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. In the current year, the Group has early adopted the following new HKFRSs:

HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 40	Investment Property
HKFRS 3	Business Combinations
HKAS-INT 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

Except for the adoption of HKFRS 3 “Business Combinations” to account for reverse acquisition as set out in note 1, the adoption of the above new HKFRSs had no material effects on the Group’s results.

The Group has not early adopted other new HKFRSs except for those mentioned above in the financial statements for the year ended 31 December 2004.

The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

At 31 December 2004, the Group had net current liabilities of HK$527,233,000 and significant capital expenditure contracted but not provided for of HK$637,922,000 as set out in note 34. The Group has obtained loan facilities amounting to HK$4.4 billion from Hutchison Telecommunications International (HK) Limited, a fellow subsidiary of the Company, of which approximately HK$3.9 billion has been utilised as at 31 December 2004. With these loan facilities continued to be available to the Group for a period of at least twelve months, the Directors are of the opinion that the Group will be able to meet its liabilities as they fall due and to continue in business for a period of at least twelve months from the date of this report. Consequently, the Directors have prepared the financial statements on a going concern basis.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

B.	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast majority of votes at the meetings of the Board of Directors.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit and loss account.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill and any related accumulated foreign currency translation reserve.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

C.	Associated companies

A company is classified as an associated company if not less than 20% nor more than 50% of the equity voting rights are held as a long term investment, a significant influence is exercised over its management and there is no contractual agreement between the shareholders to establish joint control over the economic activities of the entity. Results of the associated companies are incorporated in the financial statements to the extent of the Group’s share of the post acquisition results. Investments in associated companies represent the Group’s share of their net assets, after attributing fair values to their net tangible and intangible assets at the date of acquisition, less provision for impairment in value.

D.	Long term investments

Long term investments are unlisted securities, intended to be held for a continuing strategic or long term purpose, and are stated at cost less any impairment losses, on an individual investment basis.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the consolidated profit and loss account. This impairment loss is written back to the consolidated profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

E.	Other investments

Other long term investments in unlisted equity securities intended to be held on a long term basis are stated at their fair values as estimated by the Directors at the balance sheet date, on an individual investment basis.

At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the consolidated profit and loss account.

F.	Fixed assets

Fixed assets are stated at cost or valuation less accumulated depreciation and accumulated impairment loss. Leasehold land is amortised over the remaining period of the lease. Buildings are depreciated on the basis of an expected useful life up to 50 years, or the remainder thereof, or over the remaining period of the lease, whichever is less.

Depreciation of other fixed assets, comprising telecommunication equipment, computer equipment, office equipment, furniture and fixtures and motor vehicles, are provided at rates calculated to write off their costs over their estimated useful lives on a straight-line basis at annual rates from 2.86% to 33.33%.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

Leasehold improvements are depreciated over unexpired period of the lease or expected useful life of 6.7 years, whichever is the greater. The period of the lease includes the period of which a right of renewal is attached.

During the year ended 31 December 2004, the Group re-assessed the useful lives of certain of the Group’s telecommunications and other assets in relation to the Group’s telecommunications services division. As a result of this re-assessment the useful lives of some of these assets have been extended from 6.7 years to 20 years and some from 25 years to 35 years. This change in accounting estimate has been accounted for prospectively from 1 January 2004, resulting in a reduction in depreciation charge for the year ended 31 December 2004 of HK$57 million.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

G.	Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm’s length.

Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account.

H.	Prepaid capacity and maintenance

Telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services are amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

I.	Prepaid network costs

Incremental and directly attributable expenditures related to new telecommunications services contracts are deferred and amortised over the expected average lives of the respective telecommunications services groups from the date of connection.

J.	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased. Assets held under finance lease are depreciated over the shorter of their estimated useful lives or the lease periods.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Leases payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated profit and loss account. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated profit and loss account on accrual basis.

When the Group is the lessor, assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease terms.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

K.	Inventories

Inventories, which comprise finished goods, are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis and includes all costs of purchases, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is based on the estimated selling price less any estimated costs necessary to make the sale.

L.	Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

M.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associated company at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies is included in investments in associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

N.	Asset impairment

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

O.	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

P.	Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

Provision is made for foreseeable losses as soon as they are anticipated by management.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

Q.	Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i)	from the sale of goods, on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed;

(ii)	from the rendering of international services, local fixed network services and multi-media services, software development services and technical services, in the period in which the services are rendered;

(iii)	rental income, in the period in which the properties are let out, on the straight-line basis over the lease terms; and

(iv)	interest income, on a time proportion basis, taking into account the principal outstanding and the effective interest rate applicable.

R.	Employee benefits

(i)	Bonus plans

The expected cost of bonus payment is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(ii)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

Pension costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the consolidated profit and loss account so as to spread the regular cost over the future service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year.

The pension obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on high quality corporate bonds with currency and term similar to the estimated term of benefit obligations. Cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date are recognised over the average remaining service lives of employees.

The Group’s contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year incurred.

Pension costs are charged against the consolidated profit and loss account within staff costs.

The pension plans are funded by the relevant Group company taking into account the recommendations of independent qualified actuaries and by payments from employees for contributory plans.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

(iii)	Share option

Share options are granted to some Directors, senior executives and employees. No compensation cost is recognised when the options are granted. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

S.	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

T.	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements when a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

U.	Foreign exchange

Transactions in foreign currencies are converted at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

For the purposes of preparing consolidated financial statements, the financial statements of subsidiaries and associated company outside Hong Kong are translated into Hong Kong dollars using the year end rates of exchange for the balance sheet items and the average rates of exchange for the year for the profit and loss account items. Exchange differences are dealt with as a movement in reserves.

V.	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

W.	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

X.	Segment reporting

In accordance with the Group’s internal financial report, the Group has determined that business segments be presented as the primary report format and geographical as the secondary reporting format.

Segment assets consist primarily of fixed assets, intangible assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude taxation and certain loans. Capital expenditure comprises additions to fixed assets and prepaid capacity.

In respect of geographical segment reporting, sales are based on the country in which the customer is located and total assets and capital expenditure are where the assets are located.

3.	TURNOVER

The Group is principally engaged in the provision of telecommunications services comprising local fixed telecommunications network services, international services and multi-media services; and IT solutions comprising sale of computer systems, provision of related systems integration services, software development and e-business services. An analysis of turnover and other revenues of the Group is as follows:

	2004	2003
	HK$’000	HK$’000
Turnover:
Sales of goods	758,732	—
Rendering of services	1,961,878	1,601,130

	2,720,610	1,601,130

Other revenues:
Roadwork design and maintenance fee	2,112	3,926
Bank interest income	1,215	433
Rental income	1,698	—
Sundry income	11,497	3,048

	16,522	7,407

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

4.	SEGMENT INFORMATION

Segment information is presented in respect of the Group’s primary business segment and secondary geographical segment.

Business segment:

	Telecommunications Services		IT Solutions		Consolidated
	2004	2003	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue:
Turnover	1,904,179	1,601,130	816,431	—	2,720,610	1,601,130

Segment results:
Segment profit before amortisation and depreciation	636,149	579,338	27,392	—	663,541	579,338
Amortisation and depreciation	(461,669)	(412,268)	(4,836)	—	(466,505)	(412,268)

Operating profit	174,480	167,070	22,556	—	197,036	167,070
Share of loss of an associated company	—	—	(217)	—	(217)	—

Profit before finance costs and taxation	174,480	167,070	22,339	—	196,819	167,070

Finance costs					(95,272)	(114,230)
Taxation					(3,437)	—

Profit after taxation					98,110	52,840
Minority interests					(1,598)	—

Profit attributable to shareholders					96,512	52,840

Capital expenditures	735,510	1,297,717	4,720	—	740,230	1,297,717

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

	Telecommunications Services		IT Solutions		Consolidated
	2004	2003	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	8,209,859	7,694,424	449,405	—	8,659,264	7,694,424
Goodwill	34,756	—	—	—	34,756	—
Interest in an associated company	—	—	3,018	—	3,018	—

	8,244,615	7,694,424	452,423	—	8,697,038	7,694,424

Unallocated assets					2,971	—

Total assets					8,700,009	7,694,424

Segment liabilities	894,776	962,557	287,192	—	1,181,968	962,557

Unallocated liabilities					7,260,444	3,439,873
Current and deferred tax					15,908	—

Total liabilities					8,458,320	4,402,430

Geographical segment:

	Hong Kong and Macau		Mainland China		Rest of Asia		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue:
Turnover	2,099,484	1,601,130	187,313	—	433,813	—	2,720,610	1,601,130

Operating profit	163,334	167,070	18,048	—	15,654	—	197,036	167,070

Capital expenditures	737,234	1,297,717	2,279	—	717	—	740,230	1,297,717

Segment assets	8,333,421	7,694,424	146,756	—	179,087		8,659,264	7,694,424
Goodwill	34,756	—	—	—	—	—	34,756	—
Interest in an associated company	—	—	3,018	—	—	—	3,018	—

	8,368,177	7,694,424	149,774	—	179,087	—	8,697,038	7,694,424

Unallocated assets							2,971	—

Total assets							8,700,009	7,694,424

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

5.	OPERATING PROFIT

Operating profit is shown after crediting and charging the following items:

			2004	2003
	Note		HK$’000	HK$’000
Crediting:
Gain on disposal of fixed assets			1,170	—
Gain on disposal of subsidiaries	32	(e)	8,652	—
Net exchange gains			—	815

Charging:
Cost of inventories sold			594,852	—
Depreciation and amortisation:
Fixed assets	12		423,525	376,700
Prepaid capacity
Activated capacity	14	(a)	42,980	35,568
Activated maintenance (included in cost of sales)	14	(a)	19,431	16,516
Prepaid network costs (included in cost of sales)	14	(b)	24,016	12,010
Operating leases:
Land and buildings			51,628	39,628
Leased lines			181,401	140,332
Auditors’ remuneration			4,190	1,389
Loss on disposal of fixed assets			—	279
Staff costs	7		454,318	358,967
Net exchange losses			622	—
Provision for doubtful debts			13,869	10,204
Provision for inventories			1,421	—

6.	FINANCE COSTS

	2004	2003
	HK$’000	HK$’000
Interest on:
Bank loans, overdrafts and supplier loans and other loans wholly repayable within five years	3,474	—
Bank loans and other loans not wholly repayable within five years	1,143	52,736
Finance lease	12	—
Convertible note	25,862	—
Loans from an intermediate holding company	51,777	34,433
Loan from a fellow subsidiary	25,441	—
Unamortised prepaid finance costs written off	—	51,150

	107,709	138,319
Less: interest capitalised in fixed assets	(12,437)	(24,089)

	95,272	114,230

The capitalisation rate applied to fund borrowed is between 1.9% and 2.6% per annum (2003: 1.9% and 3.4%).

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

7.	STAFF COSTS (INCLUDING DIRECTORS’ REMUNERATION)

	2004	2003
	HK$’000	HK$’000
Wages and salaries	417,681	328,443
Termination benefits	3,932	1,318
Pension cost defined contribution plans	7,188	4,696
Pension cost defined benefits plans	10,927	15,964
Staff benefits	14,590	8,546

	454,318	358,967

8.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a)	Directors’ emoluments

The aggregate amounts of emoluments paid and payable to Directors of the Company during the year are as follows:

Name	Fees	Basic Salaries, Allowances and Benefits- in-kind	Discretionary Bonus	Provident Fund Contributions	Inducement or Compensation fees	Total Emoluments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Fok Kin-ning, Canning	70	—	—	—	—	70
Lai Kai Ming, Dominic	70	—	—	—	—	70
Chow Woo Mo Fong, Susan	70	—	—	—	—	70
Frank John Sixt	57	—	—	—	—	57
Dennis Pok Man Lui	53	—	—	—	—	53
Wong King Fai, Peter	56	3,236	3,450	207	—	6,949
Kan Ka Wing, Frankie	56	2,525	1,356	162	—	4,099
Chan Wen Mee, May (Michelle)	70	—	—	—	—	70
Lam Hon Nam	70	3,075	—	144	—	3,289
Tuan Lam	70	—	—	—	—	70
Cheng Ming Fun, Paul	36	—	—	—	—	36
Cheong Ying Chew, Henry	140	—	—	—	—	140
Lam Lee G.	140	—	—	—	—	140
Stephen Ingram*	53	—	—	—	—	53
Loh Tiak Koon*	—	972	200	23	2,249	3,444

	1,011	9,808	5,006	536	2,249	18,610

Note:

*	Resigned on 1 October 2004

Directors’ fees disclosed above include HK$316,000 (2003: nil) paid to Independent Non-executive Directors.

No emoluments were paid to the Directors of the Company during 2003 as the Company was not yet consolidated into the HGC Group in 2003 (note 1).

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

During the year, 25,000,000 (2003: nil) options were granted to the Directors under the Share Option Scheme approved by the shareholders at an Extraordinary General Meeting on 2 April 2002. The market value per share at the date of grant is HK$0.48. Please refer to note 30 to the financial statements for details of options granted and exercised during the year.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2003: nil) Directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2003: five) individual during the year are as follows:

	2004	2003
	HK$’000	HK$’000
Basic salaries and allowances	2,130	11,143
Bonuses	643	6,575
Pensions	151	800

	2,924	18,518

The emoluments fell within the following bands:

	Number of individuals
	2004	2003
Emolument bands
HK$2,500,001 – HK$3,000,000	1	3
HK$3,500,001 – HK$4,000,000	—	1
HK$6,000,001 – HK$6,500,000	—	1

9.	TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004	2003
	HK$’000	HK$’000
Current taxation
– Hong Kong	497	—
– Outside Hong Kong	3,313	—
Deferred taxation relating to the origination and reversal of temporary differences	(373)	—

	3,437	—

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the taxation rate of the countries concerned as follows:

	2004	2003
	HK$’000	HK$’000
Profit before taxation	101,547	52,840

Notional tax calculated at rates applicable to profits/(losses) in the countries concerned	20,047	8,640
Income not subject to taxation	(1,935)	(76)
Expenses not deductible for taxation purpose	6,454	100
Utilisation of previously unrecognised tax losses	(41,641)	(8,664)
Tax losses and temporary differences not recognised	20,512	—

	3,437	—

10.	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The Group’s profit attributable to shareholders of HK$96,512,000 consists of a post acquisition loss of HK$91,474,000 at the Company level (note 1) (2003: nil). The remaining balance of the Group’s profit attributable to shareholders represents the consolidated profit contribution from subsidiaries and associated company of the Company during the year.

11.	EARNINGS PER SHARE

Under the reverse acquisition accounting, the 4,875,000,000 ordinary shares issued by the Company to acquire HGC as set out in note 29 are deemed to be the number of ordinary shares outstanding on 1 January 2003 for the purpose of computing earnings per share.

The calculation of the basic earnings per share is based on the Group’s profit attributable to shareholders for the year ended 31 December 2004 of HK$96,512,000 (2003: HK$52,840,000) and the weighted average of 6,509,133,564 ordinary shares in issue during the year ended 31 December 2004 (2003: 4,875,000,000 ordinary shares).

The calculation of diluted earnings per share for the year ended 31 December 2004 is based on the Group’s profit attributable to shareholders for the year of HK$96,512,000, adjusting for the interest saved in conversion of the convertible note of HK$25,792,000. The weighted average number of ordinary shares used in the calculation is 6,509,133,564 ordinary shares in issue during the year, adjusting for the weighted average of 204,435 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all outstanding share options, and for the weighted average of 2,686,703,096 ordinary shares assumed to have been converted from the convertible note.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

12.	FIXED ASSETS

Group	Investment properties	Other properties	Telecommunications assets	Other assets	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost or valuation
At 1 January 2004	—	66,208	6,942,646	281,101	7,289,955
Exchange differences	—	—	—	561	561
Additions	—	—	697,373	19,618	716,991
Acquisition of subsidiaries	23,300	50,334	23,279	74,155	171,068
Disposals	(410)	(17,602)	(225)	(9,046)	(27,283)
Disposal of subsidiaries	—	(12,297)	—	(6,172)	(18,469)

At 31 December 2004	22,890	86,643	7,663,073	360,217	8,132,823

Accumulated depreciation
At 1 January 2004	—	8,005	1,060,210	176,595	1,244,810
Exchange differences	—	—	—	519	519
Charge for the year	—	2,952	378,123	42,450	423,525
Acquisition of subsidiaries	—	20,874	3,059	65,275	89,208
Disposals	—	(11,783)	(57)	(7,726)	(19,566)
Disposal of subsidiaries	—	(4,628)	—	(5,475)	(10,103)

At 31 December 2004	—	15,420	1,441,335	271,638	1,728,393

Net book value
At 31 December 2004	22,890	71,223	6,221,738	88,579	6,404,430

At 31 December 2003	—	58,203	5,882,436	104,506	6,045,145

Cost or valuation at 31 December 2004
At cost	—	86,643	7,663,073	360,217	8,109,933
At valuation	22,890	—	—	—	22,890

	22,890	86,643	7,663,073	360,217	8,132,823

Cost or valuation at 31 December 2003
At cost	—	66,208	6,942,646	281,101	7,289,955
At valuation	—	—	—	—	—

	—	66,208	6,942,646	281,101	7,289,955

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

Net book value of investment properties and other properties comprises:

	Group
	2004	2003
	HK$’000	HK$’000
Hong Kong
Medium leasehold (less than 50 years but not less than 10 years)	56,142	58,203
Outside Hong Kong
Medium leasehold (less than 50 years but not less than 10 years)	37,971	—

	94,113	58,203

Investment properties have been revalued as at 31 December 2004 by DTZ Debenham Tie Leung and Midland Surveyors Limited, independent professionally qualified valuers, on an open market value basis.

As at 31 December 2004, certain of the Group’s investment properties with carrying values of HK$19,000,000 (2003: nil) and leasehold land and buildings with a net book value of HK$5,787,000 (2003: nil) were pledged as security for banking facilities granted to the Group. The net book value of the Group’s fixed assets held under finance leases included in the total amount of other assets at 31 December 2004 amounted to HK$131,000 (2003: nil).

Company	Other assets
HK$’000
Cost
At 1 January 2004	2,491
Disposals	(2,491)

At 31 December 2004	—

Accumulated depreciation
At 1 January 2004	1,272
Charge for the year	217
Disposals	(1,489)

At 31 December 2004	—

Net book value
At 31 December 2004	—

At 31 December 2003	1,219

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

13.	GOODWILL

Group	HK$’000
Cost or net book value
At 1 January 2004	—
Acquisition of subsidiaries	34,756

At 31 December 2004	34,756

Goodwill is allocated to the Group’s telecommunications services business. The recoverable amount of this business unit is determined based on value-in-use calculations. The key assumptions used in the value-in-use calculations are based on management’s best estimates of growth rates and discount rates.

14(A). PREPAID CAPACITY AND MAINTENANCE

Group	Unactivated capacity	Unactivated maintenance	Activated capacity	Activated maintenance	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At 1 January 2004	403,812	182,719	536,764	248,669	1,371,964
Activations	(109,353)	(43,410)	109,353	43,410	—
Additions	7,849	—	15,390	—	23,239

At 31 December 2004	302,308	139,309	661,507	292,079	1,395,203

Accumulated amortisation
At 1 January 2004	—	—	62,933	31,404	94,337
Amortisation	—	—	42,980	19,431	62,411

At 31 December 2004	—	—	105,913	50,835	156,748

Net book value
At 31 December 2004	302,308	139,309	555,594	241,244	1,238,455

Cost
At 1 January 2003	394,251	186,398	504,247	244,990	1,329,886
Activations	(7,778)	(3,679)	7,778	3,679	—
Additions	17,339	—	24,739	—	42,078

At 31 December 2003	403,812	182,719	536,764	248,669	1,371,964

Accumulated amortisation
At 1 January 2003	—	—	27,365	14,888	42,253
Amortisation	—	—	35,568	16,516	52,084

At 31 December 2003	—	—	62,933	31,404	94,337

Net book value
At 31 December 2003	403,812	182,719	473,831	217,265	1,277,627

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

14(B).	PREPAID NETWORK COSTS

Group	HK$’000
Cost
At 1 January 2004	139,735
Additions	83,533

At 31 December 2004	223,268

Accumulated amortisation
At 1 January 2004	14,277
Charge for the year	24,016

At 31 December 2004	38,293

Net book value
At 31 December 2004	184,975

Cost
At 1 January 2003	43,366
Additions	96,369

At 31 December 2003	139,735

Accumulated amortisation
At 1 January 2003	2,267
Charge for the year	12,010

At 31 December 2003	14,277

Net book value
At 31 December 2003	125,458

15.	INTERESTS IN SUBSIDIARIES

	Company
	2004	2003
	HK$’000	HK$’000
Unlisted shares, at cost	6,553,693	28,278
Due from subsidiaries	1,014,794	540,624
Due to subsidiaries	(20,297)	(1,163)

	7,548,190	567,739
Less: Provision for impairment	(553,846)	(485,985)

	6,994,344	81,754

Except for amounts due from certain subsidiaries totalling HK$109,102,000 (2003: HK$113,968,000) which bear interest at 5% (2003: 5% to 5.125%) per annum, the amounts due from/(to) subsidiaries are unsecured, have no fixed repayment terms and interest–free.

Particulars regarding the principal subsidiaries are set forth in note 39.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

16.	INTEREST IN AN ASSOCIATED COMPANY

	Group
	2004	2003
	HK$’000	HK$’000
Share of net assets	2,913	—
Due from an associated company	105	—

	3,018	—

Investment at cost
Unlisted shares	4,600	—

The amount due from an associated company is unsecured, interest free and has no fixed repayment terms.

The following shows the particulars of the principal associated company at 31 December 2004:

Name	Place of incorporation and operation	Principal activities	Particulars of registered capital	Interest held indirectly
Beijing Datang-Vanda Systems & Communications Co., Ltd.	PRC, limited liability company	Systems integration	Registered capital of RMB20,000,000	25%

17.	PENSION ASSETS

	Group
	2004	2003
	HK$’000	HK$’000
Defined benefit plan assets	670	422

The Group’s pension schemes are operated within the pension plans of Hutchison Whampoa Limited Group.

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s major retirement schemes are defined benefit plans in Hong Kong. The plans are either contributory final salary pension plans or non-contributory guaranteed return defined contribution plans.

The Group’s major plans were valued by Watson Wyatt, qualified actuaries, annually using the projected unit credit method.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

The principal actuarial assumptions used for accounting purposes are as follows:

	2004	2003
Discount rate applied to defined
benefit plan obligations	3.50%-3.75%	4.50%-4.75%
Expected return on plan assets	8.00%	8.00%
Future salary increases	3.00%-4.00%	3.00%-4.00%
Interest credited on plan accounts	5.00%-6.00%	5.00%-6.00%

The amount recognised in the consolidated profit and loss account is as follows:

	2004	2003
	HK$’000	HK$’000
Current service cost	16,486	16,468
Interest cost	4,171	3,929
Expected return on plan assets	(6,977)	(5,462)
Net actuarial losses recognised	212	1,258

	13,892	16,193
Less: pension cost capitalised	(2,965)	(229)

Total, included in staff costs (note 7)	10,927	15,964

Of the total charges, HK$6,414,000 (2003: HK$11,106,000) and HK$4,513,000 (2003: HK$4,858,000) were included, respectively, in cost of sales and selling, general and administrative expenses.

The amount recognised in the consolidated balance sheet is determined as follows:

	Group
	2004	2003
	HK$’000	HK$’000
Present value of defined benefit obligations	(117,672)	(90,082)
Fair value of plan assets	92,692	77,952

Deficit	(24,980)	(12,130)
Unrecognised actuarial loss	25,650	12,429

	670	299
Related to subsidiaries acquired	—	123

Defined benefit plan assets	670	422

The actual return on plan assets is HK$3,945,000 (2003: HK$7,482,000).

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

The movements in the defined benefit plan assets are as follows:

	Group
	2004	2003
	HK$’000	HK$’000
At 1 January	422	3,309
Total expenses	(13,892)	(16,193)
Contributions paid	14,140	13,183

	670	299
Related to subsidiaries acquired	—	123

At 31 December	670	422

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6% per annum and salary increases of 4%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2004 this plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements. During the year, forfeited contributions totalling HK$4,123,000 (2003: HK$3,641,000) were used to reduce the current year’s level of contributions.

(b)	Defined contribution plans

The Group’s costs in respect of defined contribution plans for the year amounted to HK$7,188,000 (2003: HK$4,696,000).

18.	LONG TERM INVESTMENT

	Group
	2004	2003
	HK$’000	HK$’000
Unlisted equity investment, at cost	115,330	—
Provision for impairment	(115,330)	—

	—	—

The long term investment represents a 4.96% equity interest in Netstar International Holdings (BVI) Limited, which is engaged in the trading of networking equipment and the provision of network integration services. In view of the continuous non-performance and unsatisfactory results of this long term investment, full provision had been made in previous years.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

19.	OTHER INVESTMENTS

	Group
	2004	2003
	HK$’000	HK$’000
Unlisted investments, at cost	57,202	—
Fair value adjustment	(57,202)	—

	—	—

Unlisted investments represent a 7.46% equity interest held in New Tech & Telecom Investment Limited (“NT&T”) in the form of ordinary shares at a cost of HK$25,402,000 and bonds issued by NT&T at an interest rate of 4% for a total amount of HK$31,800,000 due in 2006.

20.	TRADE RECEIVABLES

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses in which they operate. For telecommunications services provided to mass market customers, the average credit period ranges from 30 to 60 days. The credit terms given to other customers vary and are generally based on the financial strength of individual customers.

	Group
	2004	2003
	HK$’000	HK$’000
Current to 30 days	272,576	100,746
31 to 90 days	136,052	67,179
Over 90 days	131,287	368

	539,915	168,293

21.	DUE FROM/(TO) FELLOW SUBSIDIARIES, THE IMMEDIATE HOLDING COMPANY AND AN INTERMEDIATE HOLDING COMPANY

Amounts due from/(to) fellow subsidiaries, the immediate holding company and an intermediate holding company are unsecured and have no fixed repayment terms. During the year, interest was charged at rates between zero and prevailing market rates as agreed between the parties on a periodic basis.

22.	CASH AND BANK BALANCES AND PLEDGED BANK DEPOSITS

	Group
	2004	2003
	HK$’000	HK$’000
Cash and bank balances	117,655	8,446
Time deposits	27,725	—

	145,380	8,446
Less: Time deposits pledged for banking facilities	(10,068)	—

Cash and bank balances	135,312	8,446

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi (“RMB”) amounted to HK$28,177,000 (2003: nil). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

23.	TRADE PAYABLES

The aged analysis of trade payables at the balance sheet date is as follows:

	Group
	2004	2003
	HK$’000	HK$’000
Current to 30 days	69,582	8,607
31 to 90 days	38,365	69,655
Over 90 days	62,356	200,713

	170,303	278,975

24.	INTEREST-BEARING LOANS AND OVERDRAFTS

	Group
	2004	2003
	HK$’000	HK$’000
Secured bank overdrafts	4,820	—
Trust receipts loans
Secured	6,559	—
Unsecured	81,761	—
Bank loans
Secured	16,185	—
Unsecured	53,700	15,892
Other loans	31,460	—

	194,485	15,892

At 31 December 2004, the Group’s bank loans, overdrafts and supplier loans were repayable as follows:

	Group
	Bank loans and overdrafts		Other loans		Total
	2004	2003	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within one year	161,945	—	1,341	1,239	163,286	1,239

In the second year	1,080	—	1,445	1,341	2,525	1,341
In the third to fifth years	—	—	28,674	13,312	28,674	13,312

	1,080	—	30,119	14,653	31,199	14,653

	163,025	—	31,460	15,892	194,485	15,892

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

Certain bank loans, trust receipt loans and bank overdrafts are secured by fixed charges over certain leasehold land and buildings and investment properties (note 12) and time deposits of the Group (note 22), and bear interest at rates ranging from 4.4% to 7.2% (2003: nil) per annum. Certain bank loans, other loans and supplier loans are unsecured and bear interest at rates ranging from 0.8% to 12.5% (2003: 7.5%) per annum.

25.	FINANCE LEASE PAYABLE

The Group leases certain of its equipment for its systems integration business and general operations. The lease is classified as finance lease and has a remaining lease term of three years.

The future minimum lease payment under the finance lease and its present value at the balance sheet date was as follows:

	Group
	Minimum lease payments		Present value of minimum lease payments
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Amounts payable:
Within one year	52	—	41	—
In the second year	51	—	45	—
In the third to fifth years, inclusive	47	—	45	—

Total minimum finance lease payments	150	—	131	—

Future finance charges	(19)	—

Total net finance lease payable	131	—
Portion classified as current liabilities	(41)	—

Long term portion	90	—

26.	LONG TERM LOANS FROM A FELLOW SUBSIDIARY

Long term loans from a fellow subsidiary are unsecured, bear interest at prevailing market rates and are repayable on 17 July 2008.

Included in the long term loans is an amount of HK$465,828,000, which is drawn under the HK$1 billion Credit Facility Agreement (the “Agreement”) with the fellow subsidiary.

According to the Agreement, on each of the first and second anniversaries of the date of the Agreement on 12 March 2004, all loans which have been drawn and remain outstanding together with all interest accrued but not paid to as up to and including each such date (the “Outstandings”) shall be mandatorily and automatically converted into a convertible note in the principal sum of the Outstandings. Upon such conversion, the aggregate amount of the loans so converted shall deem to be cancelled.

As up to 31 December 2004, no such conversion has been made.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

27.	CONVERTIBLE NOTE

On 28 January 2004, Hutchison Whampoa Limited, Cheung Kong (Holdings) Limited and the Company jointly announced that the Company has conditionally agreed to purchase the entire issued share capital of Hutchison Global Communications Investments Limited and the entire issue share capital of PowerCom Networks Hong Kong Limited from Hutchison Global Communications Investment Holding Limited and Cheung Kong Enterprises Limited and CLP Telecommunications Limited (the “Transaction”). Convertible Note in the principal sum of HK$3,200,000,000 credited as fully paid at its face value was used as part of the consideration for the Transaction.

The Convertible Note bears a coupon at the rate of 1.0% per annum payable every six months in arrears. Unless previously converted, the outstanding principal amount of the Convertible Note will be repaid by the Company upon its maturity on the fifth anniversary of the date of issue of the Convertible Note. The Convertible Note will not be redeemable before the maturity date unless an event of default occurs. The Convertible Note is convertible into ordinary shares of the Company at any time on or after the first anniversary of the date of issue but before maturity, at an initial conversion price of HK$0.96 per share, subject to adjustment.

Upon full conversion of the Convertible Note at the initial conversion price of HK$0.96 per share, 3,333,333,333 new ordinary shares would be issued.

No conversion has been made during the year.

28.	DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method using taxation rates applicable to profits/(losses) in the countries concerned.

The movement on the deferred tax liabilities/(assets) account is as follows:

	Group
	2004	2003
	HK$’000	HK$’000
At 1 January	—	—
Exchange differences	6	—
Acquisition of subsidiaries (note 32(c))	632	—
Deferred taxation credited to consolidated profit and loss account (note 9)	(373)	—

At 31 December	265	—

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable.

At 31 December 2004, the Group had unrecognised tax losses of HK$1,218,864,000 (2003: HK$961,320,000) to carry forward against future taxable income. An amount of HK$59,129,000 (2003: nil) of the unrecognised tax losses will expire within five years.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Group
Deferred tax (liabilities)/assets arising from	Accelerated depreciation	Amortisation of other prepayments	Tax losses	Total
	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2004	(679,858)	—	679,858	—
(Charged)/credited to consolidated profit and loss account	(55,633)	—	56,006	373
Acquisition of subsidiaries	(2,491)	—	1,859	(632)
Exchange differences	(6)	—	—	(6)

At 31 December 2004	(737,988)	—	737,723	(265)

At 1 January 2003	(529,945)	(8,383)	538,328	—
Tax rate adjustment	(49,682)	(786)	50,468	—

	(579,627)	(9,169)	588,796	—
(Charged)/credited to consolidated profit and loss account	(101,284)	9,803	91,481	—
Over/(under) provision in prior years	1,053	(634)	(419)	—

At 31 December 2003	(679,858)	—	679,858	—

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	Group
	2004	2003
	HK$’000	HK$’000
Deferred tax assets	—	—
Deferred tax liabilities	265	—

	265	—

The amount shown in the balance sheet includes the following:
Deferred tax assets to be recovered after more than 12 months	—	—
Deferred tax liabilities to be recovered after more than 12 months	265	—

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

29.	ISSUED EQUITY

(a)	Issued equity of the Group

	Group
	Number of shares	Issued equity
		HK$’000
Issued equity	6,903,975,961	2,125,569

At the date of acquisition of Vanda, under reverse acquisition basis of accounting, the amount of issued equity, which includes share capital and contributed surplus in the consolidated balance sheet, represents the amount of issued equity of HGC (legal subsidiary) immediately before the acquisition and the deemed cost of acquisition. The equity structure (i.e. the number and type of shares) reflects the equity structure of Hutchison Global Communications Holdings Limited (legal parent).

(b)	Movement in the share capital of the Company is as follows:

	Company
	Number of shares	Nominal value
		HK$’000
Authorised:
Ordinary shares of HK$0.10 each at 1 January 2004	4,000,000,000	400,000
Increase in authorised share capital	26,000,000,000	2,600,000

Ordinary shares of HK$0.10 each at 31 December 2004	30,000,000,000	3,000,000

Issued and fully paid:
Ordinary shares of HK$0.10 each at 1 January 2004	1,536,421,325	153,642
Exercises of share option	3,982,000	398
Issue of new shares on acquisition of subsidiaries (note 32(c))	5,363,572,636	536,357

Ordinary shares of HK$0.10 each at 31 December 2004	6,903,975,961	690,397

(i)	Pursuant to an ordinary resolution passed at a special general meeting held on 5 March 2004, the authorised share capital of the Company was increased from HK$400,000,000 to HK$3,000,000,000 by the creation of an additional 26,000,000,000 ordinary shares of HK$0.10 each.

(ii)	During the period from 1 January 2004 to 11 March 2004, 1,700,000 share options were exercised which resulted in the issue of 1,700,000 ordinary shares at HK$0.10 each at subscription prices of HK$0.81 per share, giving rise to a share premium of HK$1,207,000.

(iii)	On 12 March 2004, 4,875,000,000 new ordinary shares of HK$0.10 each were alloted and issued to the shareholder of HGC for the acquisition of HGC and 488,572,636 new ordinary shares of HK$0.10 each were alloted and issued to the shareholders of PowerCom for the acquisition of PowerCom (note 32(c)).

(iv)	During the period from 13 March 2004 to 31 December 2004, 2,282,000 share options were exercised which resulted in the issue of 2,282,000 ordinary shares at HK$0.10 each at subscription prices ranging from HK$0.34 to HK$0.41 per share, giving rise to a share premium of HK$588,420.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

(c)	Issued equity of the Company

Company	Share capital	Share premium	Contributed surplus	Total
	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2004	153,642	529,309	28,077	711,028
Exercise of share options	398	1,795	—	2,193
Issue of shares	536,357	2,789,058	—	3,325,415
Share issue expenses	—	(4,613)	—	(4,613)

At 31 December 2004	690,397	3,315,549	28,077	4,034,023

At 1 April 2003	42,161	307,937	28,077	378,175
Issue of shares upon conversion of convertible bonds	111,477	222,955	—	334,432
Exercise of share options	4	30	—	34
Share issue expenses in relation to the conversion of convertible bonds	—	(1,613)	—	(1,613)

At 31 December 2003	153,642	529,309	28,077	711,028

The contributed surplus of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the reorganisation in 1993, over the nominal value of the Company’s shares issued in exchange therefor. Under the Companies Act (1981) of Bermuda, as amended, the contributed surplus is distributable under certain circumstances.

30.	SHARE OPTION

(a)	The Group operates certain share option schemes, details of which are as follows:

(i)	1995 Option Scheme

Pursuant to an ordinary resolution passed on 22 March 1995, the Company adopted a share option scheme (the “1995 Option Scheme”). On 2 April 2002, the 1995 Option Scheme was terminated and replaced by a new option scheme (the “2002 Option Scheme”) of the Company. The 1995 Option Scheme will in all other respects remain in force to the extent necessary to give effect to the exercise of the outstanding options granted pursuant thereto (the “Outstanding Options”) which will continue to be valid and exercisable in accordance with the rules of the 1995 Option Scheme. All Outstanding Options were either exercised, expired or cancelled during the year.

At the balance sheet date, there were no share options outstanding under the 1995 Option Scheme.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

(ii)	Share option schemes of subsidiaries

On 21 May 2001, the Company approved the adoption by certain subsidiaries (the “ Subsidiaries”) of their respective share option schemes (collectively the “Subsidiaries’ Scheme”). The Board of Directors of the Subsidiaries may, at their discretion, offer to grant options to employees and any Executive Directors. The issue of the shares shall be conditional upon the unconditional completion of the listing of the shares of the respective Subsidiaries on any internationally recognised stock exchange.

Up to the date of this report, no options have been granted under the Subsidiaries’ Scheme.

(iii)	2002 Option Scheme

A new option scheme (the “2002 Option Scheme”) was adopted by the Company on 2 April 2002. The 2002 Option Scheme will remain in force for 10 years commencing on 2 April 2002.

Under the 2002 Option Scheme, the Directors may, at their discretion, invite employees of the Group, including Directors of any company in the Group, and other eligible persons, to take up options for shares.

The exercise price of the Shares under the 2002 Option Scheme shall be a price determined by the Directors, but shall not be less than the highest of (i) the closing price of the Shares on the date of the offer of the grant; (ii) the average closing price of the Shares for the five trading days immediately preceding the date of the offer of the grant; and (iii) the nominal value of the Shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

At the balance sheet date, the Company had 116,400,000 share options outstanding under the 2002 Option Scheme, which represented approximately 1.7% of the Company’s shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 116,400,000 additional ordinary shares of the Company and additional share capital of HK$11,640,000 and share premium of HK$46,798,500 (before issue expenses).

(b)	Movements in share options

(i) 1995 Option Scheme
Number of option
At 1 January 2004	8,590,000
Exercised	(1,700,000)
Cancelled/Lapsed	(6,890,000)

At 31 December 2004	—

Options vested as at 31 December 2004	—

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

*	Detailed movements of 1995 Option Scheme

Movements	Exercise period	Exercise price	Number of options
		HK$
Exercised	2 November 2001 to 1 November 2004	0.810	1,700,000

Cancelled/	12 January 2001 to 11 January 2004	2.200	(3,620,000)
Lapsed	13 January 2001 to 12 January 2004	2.200	(1,000,000)
	2 November 2001 to 1 November 2004	0.810	(2,270,000)

			(6,890,000)

(ii)	2002 Option Scheme

Number of option
At 1 January 2004	41,850,000
Issued	112,000,000
Exercised	(2,282,000)
Cancelled/Lapsed	(35,168,000)

At 31 December 2004	116,400,000

*	Detailed movements of 2002 Option Scheme

Movements	Exercise period	Exercise price	Number of options
		HK$
Issued	19 August 2004 to 18 August 2008	0.480	112,000,000

Exercised	2 May 2004 to 1 May 2007	0.340	1,700,000
	16 May 2004 to 15 May 2007	0.410	582,000

			2,282,000

Cancelled/	3 April 2003 to 2 April 2006	0.886	(20,000,000)
Lapsed	2 May 2003 to 1 May 2006	0.940	(3,000,000)
	2 May 2004 to 1 May 2007	0.340	(1,750,000)
	16 May 2004 to 15 May 2007	0.410	(3,418,000)
	19 August 2004 to 18 August 2008	0.480	(7,000,000)

			(35,168,000)

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

(c)	Terms of unexpired and unexercised share options at balance sheet date

(i)	2002 Option Scheme

Date of grant	Exercise period	Exercise price	Number of options
		HK$
2 May 2002	2 May 2003 to 1 May 2006	0.940	6,850,000
2 May 2003	2 May 2004 to 1 May 2007	0.340	3,800,000
16 May 2003	16 May 2004 to 15 May 2007	0.410	750,000
19 August 2004	19 August 2004 to 18 August 2008	0.480	105,000,000

			116,400,000

31.	RESERVES

Group	Exchange reserve	Accumulated losses	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2004	—	(1,986,370)	(1,986,370)
Exchange differences	816	—	816
Profit for the year	—	96,512	96,512

At 31 December 2004	816	(1,889,858)	(1,889,042)

Retained by:
Company and subsidiaries	816	(1,889,641)	(1,888,825)
Associated company	—	(217)	(217)

At 31 December 2004	816	(1,889,858)	(1,889,042)

At 1 January 2003	—	(2,039,210)	(2,039,210)
Profit for the year	—	52,840	52,840

At 31 December 2003	—	(1,986,370)	(1,986,370)

Retained by:
Company and subsidiaries	—	(1,986,370)	(1,986,370)
Associated company	—	—	—

At 31 December 2003	—	(1,986,370)	(1,986,370)

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

Company	Accumulated losses
HK$’000
At 1 January 2004	(622,654)
Loss for the year	(92,301)

At 31 December 2004	(714,955)

At 1 April 2003	(560,991)
Loss for the period	(61,663)

At 31 December 2003	(622,654)

The Company has no distributable reserves as at 31 December 2004.

32.	CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit before taxation for the year to net cash inflow generated from operations

	2004	2003
	HK$’000	HK$’000
Profit before taxation	101,547	52,840
Adjustments for:
Interest income	(1,215)	(433)
Finance costs	95,272	114,230
Depreciation of fixed assets	423,525	376,700
Gain on disposal of subsidiaries	(8,652)	—
(Gain)/loss on disposals of fixed assets	(1,170)	279
Amortisation of prepaid network costs	24,016	12,010
Amortisation of prepaid capacity	42,980	35,568
Amortisation of prepaid maintenance	19,431	16,516
Share of loss of an associated company	217	—
Provision for and write-off of bad and doubtful debts	13,869	10,204
Provision for inventories	1,421	—

Operating profit before changes in working capital	711,241	617,914
(Increase)/decrease in pension asset	(248)	3,010
Decrease in inventories	8,843	—
Increase in trade receivables	(228,092)	(59,686)
(Increase)/decrease in other receivables, deposits and prepayments	(23,388)	12,100
Increase in due from the immediate holding company	(369)	(193)
Decrease/(increase) in amounts due from fellow subsidiaries	6,575	(18,977)
Decrease in trade payables and accrued liabilities	(37,461)	(6,404)
(Decrease)/increase in due to an intermediate holding company	(6,758)	5,150
Increase/(decrease) in due to fellow subsidiaries	7,613	(1,026)

Net cash inflow generated from operations	437,956	551,888

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

(b)	Analysis of changes in financing during the year

	Issued equity	Minority interests	Finance leases	Loan from an intermediate holding company/ a fellow subsidiary	Convertible note	Bank and other loans	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2004	5,278,364	—	—	3,423,981	—	15,892	8,718,237
Exchange Difference	—	—	—	—	—	1,066	1,066
Issue of convertible note	—	—	—	—	3,200,000	—	3,200,000
Disposal of subsidiaries	—	(2,543)	—	—	—	—	(2,543)
Minority interests’ share of profits	—	1,598	—	—	—	—	1,598
Interest element of finance lease charged to consolidated profit and loss account	—	—	12	—	—	—	12
Acquisition of subsidiaries	(3,148,998)	6,107	162	—	—	151,949	(2,990,780)
Cash inflows/(outflows)	(3,797)	—	(43)	441,847	—	20,758	458,765

At 31 December 2004	2,125,569	5,162	131	3,865,828	3,200,000	189,665	9,386,355

	Issued equity	Minority interests	Finance leases	Loan from an intermediate holding company/ a fellow subsidiary	Convertible note	Bank and other loans	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2003	5,278,364	—	—	—	—	2,530,000	7,808,364
Acquisition of subsidiaries	—	—	—	—	—	15,892	15,892
Cash inflows/(outflows)	—	—	—	3,423,981	—	(2,530,000)	893,981

At 31 December 2003	5,278,364	—	—	3,423,981	—	15,892	8,718,237

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

(c)	Major non-cash transaction

During the year, the Company issued 5,363,572,636 shares in exchange for the 100% shareholdings in HGC and PowerCom. A convertible note of HK$3.2 billion (note 27) was also issued as part of the consideration paid. Pursuant to HKFRS3 and as discussed in note 1, HGC is deemed to be the effective acquirer of Vanda and reverse acquisition is adopted to account for the transaction.

	2004	2003
	HK$’000	HK$’000
Fair value of assets/(liabilities) acquired:
Fixed assets	81,860	—
Interest in an associated company	3,235	—
Inventories	28,602	—
Trade, other receivables and prepayments	196,875	—
Bank balances and cash	144,075	—
Trade payables and accrued liabilities	(279,551)	—
Finance lease payables	(162)	—
Interest bearing loans	(151,949)	—
Deferred tax	(632)	—
Minority interests	(6,107)	—

	16,246	—
Goodwill	34,756	—

Deemed consideration	51,002	—

Purchase consideration settled in cash	—	—
Bank balances and cash acquired	144,075	—

Net cash inflow in respect of acquisition	144,075	—

(d)	Acquisition of a subsidiary

	2004	2003
	HK$’000	HK$’000
Fair value of assets/(liabilities) acquired
Fixed assets	—	67,915
Pension assets	—	123
Trade, other receivables and prepayments	—	6,835
Bank balances and cash	—	3,382
Trade payables and accrued liabilities	—	(12,625)
Interest bearing loans	—	(15,892)
Due to fellow subsidiaries	—	(75)
Due to an intermediate holding company	—	(4)

	—	49,659

Purchase consideration settled in cash	—	49,659
Bank balances and cash acquired	—	(3,382)

Net cash outflow in respect of acquisition	—	46,277

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

(e)	Disposal of subsidiaries

	2004	2003
	HK$’000	HK$’000
Net assets disposed of:
Fixed assets	8,366	—
Debtors	10	—
Cash and bank balances	835	—
Creditors and taxation	(15,079)	—
Minority interests	(2,543)	—

	(8,411)	—
Gain on disposal	8,652	—

	241	—

Satisfied by:
Cash consideration	241	—

Analysis of net cash outflow in respect of disposal of subsidiaries:
Cash consideration	241	—
Cash and bank balances disposed of	(835)	—

Net cash outflow in respect of disposal	(594)	—

33.	CONTINGENT LIABILITIES

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Guarantees given to banks for facilities granted to subsidiaries	169,439	—	169,439	445,635
Guarantees given to suppliers for credit lines granted to subsidiaries	42,100	—	42,100	—
Performance guarantees	4,706	4,167	—	—
Guarantees to CLP Power Hong Kong Limited in lieu of cash deposit	4,000	9,400	—	—

	220,245	13,567	211,539	445,635

34.	CAPITAL COMMITMENTS

	Group
	2004	2003
	HK$’000	HK$’000
Contracted but not provided for	637,922	1,128,950
Authorised but not contracted for	1,539,831	2,008,699

	2,177,753	3,137,649

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

35.	OPERATING LEASE ARRANGEMENTS

At 31 December 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group
	2004	2003
	HK$’000	HK$’000
Within one year	124,458	120,329
Later than one year and not later than five years	91,544	84,797
Later than five years	11,226	23,554

	227,228	228,680

At 31 December 2004, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	Group
	2004	2003
	HK$’000	HK$’000
Within one year	1,282	—
Later than one year and not later than five years	148	—

	1,430	—

36.	MATERIAL RELATED PARTY TRANSACTIONS

Saved as disclosed in other notes to the financial statements, during the year, the Group also had the following material related party transactions with the affiliates of Hutchison Whampoa Limited and Cheung Kong Holdings Limited (“CKH”).

		2004	2003
		HK$’000	HK$’000
Fixed telecommunications services and IT solutions income	(a)	275,327	262,771
Provision of data centre services income	(b)	19,667	16,234
Rental expenses on lease arrangements	(c)	23,209	22,947
Bill collection services fee expenses	(d)	3,364	3,243
Sharing of services expenses	(e)	9,022	12,400

(a)	Services provided include local and international telecommunications services (including leased line service, mobile interconnection, Internet access bandwidth) and IT solutions (including provision of computer system integration, software and maintenance services). The services were provided in the normal course of business at mutually agreed terms.

(b)	Data centre services include data centre facilities, hardware and software management and co-location services. The services were provided in the normal course of business at mutually agreed terms.

(c)	Various lease and licence agreements have been entered into with various related parties to lease properties for hub sites, warehouses and offices. The lease and licence agreements were entered into at mutually agreed terms.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

(d)	An agreement has been entered into between the Group and A.S. Watson Group (HK) Limited (“Watson”) to appoint Watson as an agent to receive customer payments at retail outlets operated by Watson in Hong Kong. The agreement has been entered into on normal commercial terms.

(e)	Fees were paid to Hutchison International Limited and CKH for sharing of services including, among others, legal and regulatory services, company secretarial services, provident fund management services and insurance management services at mutually agreed terms.

Apart from the long term loans due from a fellow subsidiary as mentioned in note 26 and the convertible note mentioned in note 27, the Group also has an unsecured loan from a subsidiary of CKH for an amount of HK$16,808,000. Interest is charged at prevailing market rates and the loan is repayable on 12 March 2009.

The total interest paid during the year for the borrowings mentioned above was HK$103,385,000 (2003: HK$34,433,000).

37.	ULTIMATE HOLDING COMPANY

The Directors regard Hutchison Whampoa Limited, a company incorporated and listed in Hong Kong, as being the ultimate holding company.

38.	APPROVAL OF ACCOUNTS

The financial statements were approved by the Board of Directors on 7 March 2005.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

39.	PRINCIPAL SUBSIDIARIES

	Subsidiaries	Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities
	Interests held directly:
	Vanda (B.V.I.) Limited	British Virgin Islands	Ordinary US$50,000	100	Investment holding
#	PowerCom Network Hong Kong Limited	British Virgin Islands	Ordinary US$200	100	Provision of internet access and communication services
	Interests held indirectly:
#	Access IP Limited	Isle of Man	Ordinary £1	100	Dormant
#	All In Profit International Limited	Hong Kong	Ordinary HK$2	100	Dormant
	Automatic Associates Limited	British Virgin Islands	Ordinary US$1	100	Investment holding
#	Azure Technologies Phils., Inc.	The Philippines	Peso27,000,000	91.7	Distribution of computer hardware, software and the provision of computer support services
	Azure Technologies Pte Ltd.	Singapore	Ordinary S$2,500,000	91.7	Distribution of computer products and provision of information technology consultancy services
#	Azure Technologies (Malaysia) Sdn. Bhd.	Malaysia	Ordinary RM7,700,000	91.7	Distribution of computer products and the provision of computer support services
#@	Beijing Vanda Suntech Software Engineering Co., Ltd.	PRC, limited liability company	US$1,500,000	100	Manufacture and sale of computer software and provision of related technical consultancy services
#*	Beijing Vanda Yunda IT Services Co., Ltd.	PRC, limited liability company	RMB31,000,000	—	Systems integration and trading of computer products

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

	Subsidiaries	Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities
	BonVision Technology Limited	Hong Kong	Ordinary HK$4,000	100	Dormant

#	Building Management Security Communication Limited	Hong Kong	Ordinary HK$2	100	Dormant

#@	Changchun Vanda Software Engineering Co., Ltd.	PRC, limited liability company	US$500,000	100	Development, design and installation of computer software systems, provision of consultancy and training services and trading of computer products

#**	Dalian Vanda Software Engineering Co., Ltd	PRC, limited liability company	RMB996,120	60	Design and installation of computer software communications networks and industrial control systems

	Debt Management Limited	British Virgin Islands	Ordinary US$1	100	Collection agency

	Eagle Reach Limited	Bahamas	Ordinary US$2	100	Telecommunications business

	Hazelwood Green Limited	British Virgin Islands	Ordinary US$10,000	100	Investment holdings

	Hutchison Global Communications Limited	Hong Kong	Ordinary HK$20	100	Telecommunications business

	Hutchison Global Communications Investments Limited	British Virgin Islands	Ordinary US$10,000	100	Investment holdings

	Hutchison Global Communications (Malaysia) Sdn. Bhd.	Malaysia	Ordinary RM2	100	Telecommunications business

	Hutchison Global Communications Pte Limited	Singapore	Ordinary S$2	100	Telecommunications business

	Hutchison Global Communications (Taiwan) Limited	Taiwan	Ordinary NTD1,000,000	100	Telecommunications business

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

	Subsidiaries	Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities
	Hutchison Global Communications (US) Limited	United States of America	Ordinary US$30	100	Telecommunications business

	Hutchison GlobalCentre Limited	Hong Kong	Ordinary HK$2	100	Data centre facilities services

	Hutchison MultiMedia Services Limited	Hong Kong	Ordinary HK$20	100	Provision of Internet services

	HCL Partnership Holdings Limited	Hong Kong	Ordinary HK$2	100	Investment holding

	International Mega Flow Limited	Bahamas	Ordinary US$2	100	Telecommunications business

	Oppenheim Limited	British Virgin Islands	Ordinary US$1	100	Investment holding

	Polmont Property Investments Limited	British Virgin Islands	Ordinary US$1	100	Investment holding

#	Power Communications Limited	Hong Kong	Ordinary HK$2	100	Dormant

	Robust Connection Limited	Bahamas	Ordinary US$2	100	Telecommunications business

#@	Vanda Computer System Integration (Shanghai) Co., Ltd.	PRC, limited liability company	US$1,050,000	100	Systems integration and trading of computer products

#@	Vanda Computer System Integration (Shenzhen) Co., Ltd.	PRC, limited liability company	US$2,100,000	100	Development, design and installation of computer software systems

	Vanda Computer Service (Hong Kong) Company Limited	Hong Kong	Ordinary HK$10,000	100	Systems integration and trading of computer products

	Vanda Computer Service (Macau) Company Limited	Macau	Ordinary MOP$500,000	100	Systems integration and trading of computer products

	Vanda Computer & Equipment Company Limited	Hong Kong	Ordinary HK$2 Deferred HK$2,000,000	100	Systems integration and trading of computer products

	Vanda Systems & Communications Limited	Hong Kong	Ordinary HK$2 Deferred HK$300,000	100	Property investment

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

	Subsidiaries	Place of incorporation/ principal place of operation	Nominal value of issued/registered and paid-up share capital	Percentage of equity attributable to the Group	Principal activities
	Vanda Systems (Singapore) Pte Ltd	Singapore	Ordinary S$7,200,000	91.7	Investment holding

	Vanda Solutions (Singapore) Pte Ltd	Singapore	Ordinary S$652,896	91.7	Provision of information technology consultancy services and trading of computer products

	Vanda Software Engineering Company Limited	Hong Kong	Ordinary HK$1,000,000	100	Development of software

#	Vandacom (Malaysia) Sdn. Bhd.	Malaysia	Ordinary RM500,000	91.7	Provision of technical services and trading of computer products

	WiseAsia.com Limited	Hong Kong	Ordinary HK$100,000	100	Systems integration and provision of related technical services and trading of computer products

	WiseAsia Computer Service (Macau) Company Limited	Macau	Ordinary MOP$25,000	100	Systems integration and provision of ancillary services and trading of computer products

	World Diversity Limited	Bahamas	Ordinary US$2	100	Investment holding

***	HCL Network Partnership	Hong Kong	HK$10,000	100	Telephone network equipment leasing and provision of ancillary services

#	Audited by public accountants other than PricewaterhouseCoopers. The aggregate net assets of subsidiaries not audited by PricewaterhouseCoopers amounted to approximately 8.4% of the Group’s total assets.

@	All these subsidiaries are registered as wholly-foreign owned enterprises under the prevailing laws in Mainland China.

*	Beijing Vanda Yunda IT Services Co., Ltd. is regarded as a wholly-owned subsidiary of the Company because the Group has control over its financial and operating policies.

**	The subsidiary is established in Mainland China in the form of co-operative joint venture.

***	The partnership is 100% held by the subsidiaries of the Group.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

3.	INDEBTEDNESS

As at the close of business on 31 March 2005, the HGCH Group had outstanding borrowings totalling HK$183 million, comprising bank overdrafts of approximately HK$5 million, bank loans of approximately HK$147 million, other loans of approximately HK$31 million and obligations under finance lease of approximately HK$0.1 million. Of these borrowings, bank and other loans of the HGCH Group were secured to the extent of approximately HK$16 million.

In addition, as at 31 March 2005, the HGCH Group had convertible note of HK$3,200 million issued to an intermediate holding company and long term loan due to a fellow subsidiary of approximately HK$3,896 million.

As at 31 March 2005, fixed assets of certain subsidiary companies amounting to HK$25 million were used as collateral for certain of the borrowings.

As at 31 March 2005, HGCH had given guarantees of approximately HK$187 million in favour of banks for securing banking facilities granted to subsidiaries, and guarantees of approximately HK$144 million to suppliers for credit lines granted to subsidiaries. The HGCH Group had given performance guarantees to various parties in respect of the provision of services for approximately HK$5 million and guarantees to CLP Power Hong Kong Limited in lieu of cash deposit for HK$4 million.

Save as disclosed above, the HGCH Group did not have any other outstanding bank overdrafts, loans or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities as at 31 March 2005.

4.	MATERIAL CHANGES

The HGCH Board is not aware of any material changes in the financial or trading position or prospects of the HGCH Group subsequent to 31 December 2004, the date to which the latest audited consolidated financial statements of the HGCH Group were made up.

APPENDIX I	FINANCIAL INFORMATION OF THE HGCH GROUP

1.	THREE-YEAR FINANCIAL SUMMARY

The following is a summary of the audited consolidated results of the HTIL Group for each of the three financial years ended December 31, 2004:

	For the year ended December 31,
	2004		2003		2002		Note
	HK$ million		HK$ million		HK$ million
Turnover		14,960		10,104		7,654

Profit/(Loss) before taxation		805		(101)		(781)
Taxation		489		(173)		162

Profit/(Loss) after taxation		316		72		(943)

Attributable to:
Equity holders of HTIL		72		(214)		(986)
Minority interests		244		286		43

		316		72		(943)

Dividend per HTIL Share		—		—		—

Earnings/(Loss) per HTIL Share
Basic	HK$	0.02	HK$	(0.05)	HK$	(0.22)	1

Diluted	HK$	0.02	HK$	(0.05)	HK$	(0.22)	2

Note 1:

The calculation of the basic earnings (loss) per share is based on HTIL Group ‘s profit attributable to shareholders for the year ended 31 December 2004 of HK$72 million (2003: net loss attributable to shareholders of HK$214 million; 2002: net loss attributable to shareholders of HK$986 million) and on 4,500 million ordinary shares issued upon the Restructuring (as defined in Note 1 to the accounts in section 2 of appendix II), as if such shares had been outstanding for the years ended 31 December 2002, 2003 and 2004.

Note 2:

The amount of diluted earning (loss) per share is equal to basic earnings (loss) per share as there were no potential dilutive ordinary shares in existence for the years ended 31 December 2002, 2003 and 2004.

Note 3:

There are no extraordinary or exceptional items for the years ended 31 December 2002, 2003 and 2004.

Note 4:

The auditor of HTIL is PricewaterhouseCoopers for the years ended 31 December 2002, 2003 and 2004.

Note 5:

There were no audit qualifications in any of the financial statements for the years ended 31 December 2002, 2003 and 2004.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

2.	AUDITED CONSOLIDATED ACCOUNTS OF THE HTIL GROUP FOR THE YEAR ENDED 31 DECEMBER 2004

The information in this section 2 of appendix II has been extracted from the published audited consolidated accounts of the HTIL Group for the year ended 31 December 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

			2003	2004		2004
	Note		HK$ millions	HK$ millions		US$ millions
Company and subsidiary companies
Turnover	4,5		10,104		14,960		1,918
Cost of inventories sold			547		1,400		180
Staff costs			1,081		1,597		205
Depreciation and amortisation	5		2,262		3,059		392
Other operating expenses			5,936		9,098		1,166
Profit on partial disposal of a subsidiary company	15		—		1,300		167

Operating profit of Company and subsidiary companies	5		278		1,106		142
Share of profits less losses of associated companies			591		753		96

Operating profit	9		869		1,859		238
Interest and other finance costs, including share of associated companies, net	6		970		1,054		135

(Loss) profit before taxation			(101)		805		103
Current taxation charge	8		22		105		13
Deferred taxation (credit) charge	8		(195)		384		49

Profit after taxation			72		316		41
Minority interests			286		244		32

Net (loss) profit attributable to shareholders			(214)		72		9

Dividends	10		—		—		—

(Loss) earnings per share	11	HK$	(0.05)	HK$	0.02	US$	0.002

The accompanying notes are an integral part of the consolidated accounts.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

CONSOLIDATED BALANCE SHEET

		2003	2004	2004
	Note	HK$ millions	HK$ millions	US$ millions
ASSETS AND LIABILITIES
Non-current assets
Fixed assets	12	17,697	20,228	2,593
Other non-current assets	13	4,075	4,339	557
Goodwill	14	6,168	6,139	787
Deferred tax assets	21	910	844	108
Associated companies	15	1,581	1,846	237
Amounts due from related companies	16	543	—	—
Long-term deposits	17	93	79	10

Total non-current assets		31,067	33,475	4,292

Cash and cash equivalents	18	1,993	2,102	270
Restricted cash	18	6	10	1
Other current assets	18	3,177	4,211	540
Bank loans	19	3,723	12,281	1,574
Other loans	19	1,556	1,316	169
Debentures	19	204	247	32
Other current liabilities	20	5,943	6,745	865

Net current liabilities		(6,250)	(14,266)	(1,829)

Total assets less current liabilities		24,817	19,209	2,463

Non-current liabilities
Long-term loans	19	7,485	3,582	459
Amounts due to related companies	16	22,903	—	—
Deferred tax liabilities	21	46	148	19
Other long-term liabilities	22	15	124	16

Total non-current liabilities		30,449	3,854	494

Minority interests	23	743	1,068	137

Net (liabilities) assets		(6,375)	14,287	1,832

CAPITAL AND RESERVES
Share capital	25	—	1,125	144
Reserves		(6,375)	13,162	1,688

Shareholders’ (deficits) funds		(6,375)	14,287	1,832

The accompanying notes are an integral part of the consolidated accounts.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

CONSOLIDATED CASH FLOW STATEMENT

		2003	2004	2004
	Note	HK$ millions	HK$ millions	US$ millions
Operating activities
(Loss) profit before taxation		(101)	805	103
Interest income		(56)	(24)	(3)
Interest and other finance costs, Company and subsidiary companies		800	892	114
Interest and other finance costs, share of associated companies		226	186	24
Depreciation and amortisation, Company and subsidiary companies		2,262	3,059	392
Depreciation and amortisation, share of associated companies		479	428	55

Operating profit before depreciation and amortisation		3,610	5,346	685
Share of operating profit before depreciation and amortisation of associated companies		(1,070)	(1,181)	(151)
Profit on partial disposal of a subsidiary company		—	(1,300)	(167)
Interest received		56	24	3
Interest and other finance costs paid		(800)	(892)	(114)
Taxes paid		—	(82)	(11)
Loss on disposal of fixed assets		29	2	—
Impairment of fixed assets	9		142	19
Write-off of telecommunications customer acquisition costs	9	234	150	19

Funds from operations		2,059	2,209	283
Changes in working capital	24(a)	(1,055)	35	5

Cash flow from operating activities		1,004	2,244	288

Investing activities
Purchases of fixed assets		(5,573)	(5,138)	(659)
Purchases of telecommunications licences		(343)	(249)	(32)
Additions to telecommunications customer acquisition costs		(490)	(728)	(93)
Reduction of long-term deposits		13	14	2
Purchases of subsidiary companies, net of cash acquired	24(b)	(89)	69	9
Purchases of associated companies		(63)	—	—
Proceeds on disposal of fixed assets		63	34	4
Proceeds on disposal of partial interest in a subsidiary company		—	1,578	202

Cash flows from investing activities		(6,482)	(4,420)	(567)

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

		2003	2004	2004
	Note	HK$ millions	HK$ millions	US$ millions
Financing activities
Net cash flows from financing activities	24(c)	4,026	3,802	`488
Decrease (increase) in amounts due from related companies		17	(1,513)	(194)
Decrease (increase) in restricted cash		569	(4)	(1)

Cash flows from financing activities		4,612	2,285	293

Decrease (increase) in cash and cash equivalents		(866)	109	14
Cash and cash equivalents at beginning of year		2,859	1,993	256

Cash and cash equivalents at end of year		1,993	2,102	270

Analysis of net debts
Total cash and cash equivalents		1,993	2,102	270
Bank and other interest bearing borrowings	19,23	12,972	17,430	2,235

Net debts		10,979	15,328	1,965

The accompanying notes are an integral part of the consolidated accounts.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total shareholders’ (deficits) funds
		Reserves
	Share capital	Share premium	Accumulated losses	Exchange reserve	Subtotal
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2003	—	—	(5,927)	(145)	(6,072)	(6,072)
Company and subsidiary companies’ loss for the year	—	—	(1,062)	—	(1,062)	(1,062)
Share of results of associated companies	—	—	848	—	848	848
Exchange translation differences	—	—	—	(89)	(89)	(89)

At 31 December 2003	—	—	(6,141)	(234)	(6,375)	(6,375)

At 1 January 2004	—	—	(6,141)	(234)	(6,375)	(6,375)
Issuance of ordinary shares	1,125	19,744	—	—	19,744	20,869
Share issuance expenses	—	(414)	—	—	(414)	(414)
Company and subsidiary companies’ loss for the year	—	—	(281)	—	(281)	(281)
Share of results of associated companies	—	—	353	—	353	353
Waiver of loan from an intermediate holding company (Note 28(a))	—	—	146	—	146	146
Exchange translation differences	—	—	—	(11)	(11)	(11)

At 31 December 2004	1,125	19,330	(5,923)	(245)	13,162	14,287

The accumulated losses of the Group include retained profits of HK$1,132 million retained by associated companies as at 31 December 2004 (2003 – HK$743 million).

The accompanying notes are an integral part of the consolidated accounts.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

NOTES TO THE ACCOUNTS

1	RESTRUCTURING AND NATURE OF OPERATIONS

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. It is a subsidiary company of Hutchison Whampoa Limited (“HWL”), a conglomerate based in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Restructuring

On 22 September 2004, the Company and HWL undertook a restructuring (the “Restructuring”) in contemplation of the listing of the Company on the Hong Kong Stock Exchange and the New York Stock Exchange, whereby HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

The Company and its subsidiary companies are collectively referred to as the “Group”. The direct and indirect subsidiary companies, associated companies and jointly controlled entities of HWL outside the Group are now collectively referred to as “related companies”.

As part of the Restructuring, the Company entered into a non-competition agreement with HWL, whereby the Group has the right, exclusive of HWL and related companies, to engage in the telecommunications business in all the countries in the world except for member countries of the pre-2004 enlarged European Union and other territories within Western Europe, the United States, Canada, Australia, New Zealand and Argentina (prior to the exercise of the next-mentioned option). The Company has been granted an option to acquire HWL’s mobile telecommunications related interests in Argentina at HWL’s investment cost plus interest. The option expires on 22 September 2007, being three years after the date of the Restructuring with a further right of first refusal thereafter.

As part of the Restructuring, the net amount due to related companies amounting to HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

The Company’s American Depositary Shares were subsequently listed on the New York Stock Exchange on 14 October 2004 and its Shares on the Main Board of the Hong Kong Stock Exchange on 15 October 2004.

Nature of operations

The Group is engaged in mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

2	BASIS OF PREPARATION

The Restructuring was accounted for as a reorganisation of businesses under common control in a manner similar to a pooling of interests in accordance with Hong Kong Statement of Standard Accounting Practice 27 “Accounting for Group Reconstructions”. The accompanying consolidated profit and loss account and consolidated cash flow statement include the results of operations and cash flows of the companies now comprising the Group as if the current group structure had been in existence throughout the years ended 31 December 2003 and 2004 or since their respective dates of incorporation or acquisition. The accompanying consolidated balance sheet at 31 December 2003 was prepared to present the financial position of the Group as if the current group structure had been in existence as of 31 December

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

2003. All significant intercompany transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies and have been accounted for in arriving at the Group’s net profit or loss attributable to shareholders and net assets or liabilities.

On this basis, the consolidated accounts of the Group include the accounts of the Company and its subsidiary companies and also incorporate the Group’s interest in associated companies on the basis set out in Note 3C below. Results of subsidiary companies and associated companies acquired or disposed of are included as from their effective dates of acquisition or up to the dates of disposal as the case may be.

At 31 December 2004, the Group had net current liabilities. Whilst the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans and support from HWL and related companies, mainly through guarantees of bank and other third party’s loans extended to the Group.

Certain comparative figures have been reclassified to conform with current year’s presentation. In particular, interest income has been reclassified to net off with interest and other finance costs, and shown as interest and other finance cost, net.

3	PRINCIPAL ACCOUNTING POLICIES

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and are prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. With effect from 1 January 2004, the Group has early adopted HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”.

The Group has not early adopted other new HKFRSs except for those mentioned above in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

Changes to the Group’s accounting policies and the effect of adopting these new policies are set out in Notes 3J, 3K and 3M below.

A	Subsidiary companies

A company is a subsidiary company if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long term basis. In the consolidated accounts, subsidiary companies are accounted for as described in Note 2 above. In the unconsolidated accounts of the Company, investments in subsidiary companies are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiary companies as at 31 December 2004 are set forth on pages 173 to 176.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

B	Minority interests

Recognition of minority interests’ share of losses of subsidiary companies is generally limited to the amount of such minority interests’ portion of the common equity of those subsidiary companies.

Minority interests’ share of losses is generally not recognised once the minority holders of common equity of subsidiary companies have their investment value reduced to zero as such amounts do not represent a receivable by the Group and the minority holders are not obligated to provide additional funding.

C	Associated companies

An investee company is classified as an associated company if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associated companies are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associated companies represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

The particulars of the Group’s principal associated companies as at 31 December 2004 are set forth on Note 15 to the accounts.

D	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20-50 years
Telecommunications and network equipment	10-35 years
Motor vehicles	20-25%
Office furniture & equipment and computer equipment	15-20%
Leasehold improvements	Over the unexpired period of the lease or 15%, whichever is the greater

During the year ended 31 December 2004, the Directors re-assessed the useful lives of certain of the Group’s telecommunications and network equipment in relation to the Group’s fixed-line business. As a result of this re-assessment, the Directors concluded that the useful lives of these assets should be extended from 6.7-25 years to 20-35 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2004. The effect of this change in accounting estimate is to decrease depreciation charge for the year ended 31 December 2004 by HK$57 million.

Leasehold land is amortised over the remaining period of the lease. The period of the lease includes the period for which a right at the lessee’s option of renewal is attached at nil or a de minimis additional cost.

The cost of maintenance and repairs is charged to operations as incurred. Expenditures, which extend the useful life of the asset or increase the capacity or quality of output or standard of performance, are capitalised and depreciated at the applicable depreciation rates.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

E	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

F	Restricted cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

G	Trade and other receivables

Trade and other receivables are recorded net of provision for doubtful debts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off as bad debts during the year in which they are determined not to be collectible.

H	Internal-use software

The Group capitalises direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use. These costs are amortised over the estimated useful lives of the software, generally 5 years. All costs incurred during the preliminary project stage, including project scoping, identification and testing of alternatives, are expensed as incurred.

I	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated profit and loss account.

All other leases are accounted for as operating leases and the rental payments are charged to the consolidated profit and loss account on an accrual basis.

J	Other non-current assets

Licences granted to the Group by the government in each of the countries where the Group does business include the right to use spectrum. The methods of payment for these rights vary from country to country and include fixed upfront payments, fixed periodic payments with variable periodic payments in subsequent years and variable only payments. Payments prior to commercial launch of services are recorded at cost and included in other non-current assets and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of services are recognised in the profit and loss account on a straight-line basis over the period of the related licence. Variable periodic payments are recognised in the profit and loss account as incurred.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Costs to acquire mobile telecommunication customers are capitalised and amortised over the minimum enforceable contractual period. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition costs are written off in the period in which the customer churns. Up to 31 December 2003, customer acquisition costs were amortised over the estimated customer relationship period. In the event that a customer churned from the network, any unamortised customer acquisition costs were written off. From 1 January 2004, with the early adoption of HKAS 38, customer acquisition costs are amortised over the minimum enforceable contractual period. The early adoption of the current interpretation of HKAS 38 from 1 January 2004 has resulted in an addition of HK$260 million in the amortisation of customer acquisition costs and resulting in a decrease in operating profit of HK$260 million for the year ended 31 December 2004.

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

K	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary company or associated company at the date of acquisition.

Goodwill on acquisition is reported in the balance sheet as a separate asset or, as applicable, included within investment in associated companies. Up to 31 December 2003, goodwill was amortised using the straight line method over its estimated useful life and assessed for impairment at each balance sheet date. From 1 January 2004, with the early adoption of HKFRS 3, goodwill is not subject to amortisation and the accumulated amortisation as at 31 December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment, as well as when there are indications of impairment. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment (Note 5).

The early adoption of HKFRS 3 from 1 January 2004 represents a change in the accounting policy for goodwill and resulted in a decrease of HK$540 million in goodwill amortisation expenses for the year ended 31 December 2004 and an increase of HK$540 million in operating profit.

L	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the accounts when the inflow of economic benefit has become probable and is recognised when the inflow has become virtually certain.

M	Asset impairment

Up to 31 December 2003, intangible and tangible assets were tested for impairment when an event that might affect asset carrying value has occurred. A provision for impairment in value was recognised to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Such provision was recognised in the consolidated profit and loss account.

From 1 January 2004, assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

N	Borrowing costs

Borrowing costs are accounted for on an accrual basis and charged to the profit and loss account in the year incurred, except for certain costs related to funding of fixed assets which are capitalised as par t of the cost of that asset up to the date of commencement of its operations.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

O	Advertising expenses

Advertising expenses are charged to the consolidated profit and loss account as incurred.

P	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is deter mined on the basis of anticipated sales proceeds less estimated selling expense.

Q	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Deferred taxation is provided on temporary differences arising on investments in subsidiary companies and associated companies, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

R	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

From 1 January 2002, pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates deter mined by reference to market yields at the balance sheet date based on high quality corporate bonds with currency and term similar to the estimated term of benefit obligations. Cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date are recognised over the average remaining service lives of employees. In accordance with transitional provisions, transitional liabilities at 1 January 2002 are recognised as an expense on a straight line basis over a period of less than five years from 1 January 2002.

The Group’s contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

Pension costs are included in the consolidated profit and loss account within staff costs.

The pension plans are generally funded by the relevant group companies taking into account the recommendations of independent qualified actuaries and by payments from employees for contributory plans.

S	Foreign exchange

The reporting currency of the Group is Hong Kong dollars. Transactions in foreign currencies are converted at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are included in the determination of operating profit.

The accounts of overseas subsidiary companies and associated companies and jointly controlled entities are translated into Hong Kong dollars using the year end rates of exchange for the balance sheet items and the average rates of exchange for the year for the profit and loss account items. Exchange differences are dealt with as a movement in reserves.

The Group endeavours to hedge its foreign currency positions with the appropriate level of borrowings in the same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest and currency swaps are utilised when suitable opportunities arise and, when considered appropriate, to hedge against currency exposures as well as assist in managing the Group’s interest rate exposures.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Fees paid for the arrangement of the forward foreign exchange contracts and interest and currency swaps are deferred and amortised on a straight line basis over the period of the relevant contract.

T	Revenue recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to customers.

c.	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from pre-paid calling cards are recognised upon customer’s usage of the cards or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

f.	Network interconnection with inter national carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

U	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

V	Use of estimates

The preparation of the consolidated accounts in conformity with Hong Kong generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated accounts and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

W	Dilution of interest in subsidiary companies or associated companies

Changes in the Group’s proportionate share of the underlying equity of a subsidiary company or associated company, including goodwill which results from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

4	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services and handset and accessory sales in both Hong Kong and outside Hong Kong and fixed telecommunications and other services in Hong Kong. An analysis of turnover of the Company and subsidiary companies is as follows:

	2003	2004
	HK$ millions	HK$ millions
Mobile telecommunications services	8,031	11,858
Mobile telecommunications products	445	401
Fixed telecommunications and other services	1,628	2,701

	10,104	14,960

5	SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit.

	Turnover		Operating profit
	2003	2004	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications (Note b)	3,485	3,714	606	(534)
Fixed telecommunications and other services	1,628	2,701	230	218
India	4,497	7,093	670	1,344
Thailand	355	1,219	(1,113)	(1,071)
Others (Note a)	139	233	(115)	(151)

	10,104	14,960	278	(194)

Profit on partial disposal of a subsidiary company			—	1,300

			278	1,106

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

	Depreciation and amortisation		Capital expenditures
	2003	2004	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	565	850	1,280	557
Fixed telecommunications and other services	437	486	1,257	717
India	872	857	1,617	2,463
Thailand	305	791	1,344	876
Others (Note a)	83	75	48	64

	2,262	3,059	5,546	4,677

Notes:	(a) Others include Paraguay, Sri Lanka, Ghana and Corporate.

(b) The operating loss of Hong Kong and Macau – Mobile telecommunications segment for the year ended 31 December 2004 includes an impairment loss on fixed assets of HK$142 million.

	2003	2004
	HK$ millions	HK$ millions
Segment assets of Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	8,393	8,092
Fixed telecommunications and other services	7,710	8,684
India	11,435	13,924
Thailand	5,071	5,391
Others (Note a)	1,143	1,017

	33,752	37,108
Investment in associated companies
Hong Kong and Macau
Mobile telecommunications	—	3
Fixed telecommunications and other services	164	3
Israel	1,417	1,840

	1,581	1,846
Deferred tax assets
Hong Kong and Macau
Mobile telecommunications	474	373
India	379	374
Thailand	57	97

	910	844

Total assets	36,243	39,798

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Segment assets comprise fixed assets, other non-current assets, goodwill, amounts due from related companies, long-term deposits, cash and cash equivalents, restricted cash and other current assets.

	2003	2004
	HK$ millions	HK$ millions
Segment liabilities of Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	11,825	5,745
Fixed telecommunications and other services	8,419	666
India	12,398	7,750
Thailand	6,874	7,908
Others (Note a)	2,284	2,137

	41,800	24,206
Current and deferred tax liabilities
Hong Kong and Macau
Fixed telecommunications and other services	—	16
India	29	70
Thailand	46	151

	75	237

Total liabilities	41,875	24,443

Segment liabilities comprise bank and other loans, debentures, other current liabilities, long- term loans, amounts due to related companies and other long-term liabilities.

Notes:	(a) Others incldude Sri Lanka, Paraguay, Ghana and Corporate.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

6	INTEREST AND OTHER FINANCE COSTS, NET

	2003	2004
	HK$ millions	HK$ millions
Interest and other finance costs
Company and subsidiary companies
Bank loans and overdrafts	373	393
Other loans repayable within 5 years	82	71
Other loans not wholly repayable within 5 years	1	1
Debentures repayable within 5 years	79	58
Amounts due to related companies	208	178
Guarantee and other finance fees	211	219

	954	920
Less: interest capitalised in respect of construction of fixed assets	(154)	(28)

	800	892
Share of associated companies’ interest and other finance costs	226	186

	1,026	1,078
Interest income from bank deposits
Company and subsidiary companies	56	24

Interest and other finance costs, net	970	1,054

Guarantee and other finance fees included fees paid to related companies amounting to approximately HK$152 million for the year ended 31 December 2004 (2003 – HK$126 million).

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 1.9% to 6.6%.

7	DIRECTORS’ EMOLUMENTS

(a)	Directors’ emoluments

Directors’ emoluments comprise payments to the Directors of the Company in connection with the management of the affairs of the Group. The emoluments of the Directors of the Company are as follows:

	2003	2004
	HK$ millions	HK$ millions
Fees	—	2
Basic salaries, allowances and benefits-in-kind	6	9
Provident fund contributions	—	1
Bonuses	8	12

	14	24

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Directors’ fees disclosed above include HK$0.6 million (2003 – nil) paid to the three independent non-executive directors of the Company. No emoluments have been paid to independent non-executive directors of the Company for the year ended 31 December 2003 as they were appointed in 2004.

	2003	2004
HK$	Number of Directors	Number of Directors
Nil – 500,000	—	6
4,000,001 – 4,500,000	1	—
4,500,001 – 5,000,000	—	1
5,000,001 – 5,500,000	—	1
10,000,001 – 10,500,000	1	—
12,500,001 – 13,000,000	—	1

No emoluments were paid to any Directors as inducements to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2003 and 2004.

The Company has conditionally adopted an option scheme for the purchase of the ordinary shares in the Company. This scheme is subject to HWL’s shareholders’ approval and permission for the listing of underlying shares from the Listing Committee of the Hong Kong Stock Exchange.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest for the year ended 31 December 2004 were two (2003 – two) Directors of the Company, one executive of the Company (2003 – nil) and two (2003 – three) Directors of subsidiary companies of the Company. The aggregate remuneration paid by the Company and respective subsidiary companies to these highest paid individuals, who are non-directors of the Company, are as follows:

	2003	2004
	HK$ millions	HK$ millions
Basic salaries, allowances and benefits-in-kind	7	9
Provident fund contributions	1	1
Bonuses	11	8

	19	18

The emoluments of the above mentioned three (2003 – three) individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	2003	2004
HK$	Number of individuals	Number of individuals
4,500,001 – 5,000,000	—	1
5,000,001 – 5,500,000	1	—
6,000,001 – 6,500,000	1	—
6,500,001 – 7,000,000	—	2
7,000,001 – 7,500,000	1	—

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2003 and 2004.

8	TAXATION

	2003			2004
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Hong Kong
Subsidiary companies	—	88	88	4	102	106
Associated company	1	—	1	—	—	—
Outside Hong Kong
Subsidiary companies	21	201	222	101	68	169
Associated company	—	(484)	(484)	—	214	214

	22	(195)	(173)	105	384	489

Hong Kong profits tax has been provided for at the rate of 17.5% (2003 – 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable rates on the estimated assessable profits less available tax losses.

Thailand	30%
India	36.59%
Sri Lanka	35%
Paraguay	30%
Ghana	32.5%

The India entities benefit from certain tax incentives provided to the telecommunications industry under Indian tax laws. These incentives provide a deduction from taxable income of an amount equal to (a) 100% of profits derived from telecommunication business for the first 5 assessment years commencing at the choice of the Company, at any time during the Benefit Period defined below and (b) 30% of the profits for a further 5 assessment years. The deduction may be claimed, at the option of the Company, for any 10 consecutive assessment years out of 15 years beginning from the year in which the Company starts providing telecommunications service (the “Benefit Period”).

The differences between the Group’s expected tax charge at respective applicable tax rate and the Group’s tax (credit) charge for the years were as follows:

	2003	2004
	HK$ millions	HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	19	58
Income not subject to taxation	(14)	(219)
Expenses not deductible for taxation purposes	61	156
Recognition of previously unrecognised tax losses of subsidiary companies	(30)	(178)
Recognition of previously unrecognised tax losses of an associated company	(484)	—
Under provision in prior years	4	2
Tax losses not recognised	318	643
Effect of change in tax rate	(47)	27

Total taxation (credit) charge	(173)	489

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

9	OPERATING PROFIT

Operating profit is shown after charging (crediting) the following items:

	2003	2004
	HK$ millions	HK$ millions
Company and subsidiary companies
Cost of services provided	4,195	6,389
General administration and distribution costs	1,706	1,949
Depreciation and amortisation
Fixed assets	1,597	2,322
Goodwill	398	—
Telecommunications licences	161	195
Telecommunications customer acquisition costs	54	480
Prepaid capacity and maintenance	52	62
Loss on disposal of fixed assets	29	2
Impairment of fixed assets	—	142
Write-off of telecommunications customer acquisition costs	234	150
Operating leases in respect of Properties	516	540
Hire of plant and machinery	399	453
Auditors’ remuneration	6	20
Profit on partial disposal of a subsidiary company (Note 15)	—	(1,300)
Provision for doubtful debts	397	153
Staff redundancy costs	—	89
Refund of licence fees in India	(134)	—

10	DIVIDENDS

The Company did not declare any dividends for the years ended 31 December 2003 and 2004.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 31 December 2004, the Group had consolidated accumulated losses of HK$5,923 million, representing accumulated losses in a majority of the Company’s subsidiary companies. In relation to the HK$8 billion credit facility with ABN Amro Bank N.V. (Note 19), the Company has agreed to not pay dividends to shareholders for so long as any amounts under that credit facility are outstanding. As at 31 December 2004, HK$1 billion was outstanding under this facility.

Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand are also par ties or subject to shareholder agreements with non- affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

11	(LOSS) EARNINGS PER SHARE

The calculation of basic (loss) earnings per share is based on net profit attributable to shareholders of approximately HK$72 million (2003 – net loss attributable to shareholders of HK$214 million) and on 4.5 billion ordinary shares issued upon the Restructuring, as described in Note 1 as if such shares had been outstanding for the years ended 31 December 2003 and 2004.

The amount of diluted earnings per share is equal to basic earnings per share as there were no potential dilutive ordinary shares in existence for the years ended 31 December 2003 and 2004.

12	FIXED ASSETS

	Properties	Telecommunications and network equipment	Construction in progress	Other assets	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Cost
At 1 January 2004	142	19,263	2,341	4,352	26,098
Exchange translation differences	16	152	3	61	232
Additions	7	2,913	1,222	535	4,677
Disposals	(19)	(59)	(3)	(424)	(505)
Relating to subsidiary companies acquired (Note 24(b))	45	28	—	11	84
Transfer from other assets	—	23	13	77	113
Transfer between categories	—	2,579	(2,319)	(260)	—

At 31 December 2004	191	24,899	1,257	4,352	30,699

Accumulated depreciation and impairment losses
At 1 January 2004	20	6,172	—	2,209	8,401
Exchange translation differences	8	20	—	47	75
Charge for the year	12	1,688	—	622	2,322
Disposals	(13)	(48)	—	(408)	(469)
Impairment	—	126	—	16	142

At 31 December 2004	27	7,958	—	2,486	10,471

Net book value
At 31 December 2003	122	13,091	2,341	2,143	17,697

At 31 December 2004	164	16,941	1,257	1,866	20,228

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Other assets include motor vehicles, office furniture and equipment, leasehold improvements and computer equipment.

	2003	2004
	HK$ millions	HK$ millions
Net book value of properties comprises:
Hong Kong
Long leasehold (not less than 50 years)	2	8
Medium leasehold (less than 50 years but not less than 10 years)	59	95
Outside Hong Kong
Freehold	35	32
Long leasehold	18	17
Short leasehold (less than 10 years)	8	12

	122	164

At 31 December 2004, telecommunications and network equipment includes assets held under defeased finance leases at a cost of HK$3,222 million (2003 – HK$3,222 million) and accumulated depreciation and impairment losses of HK$2,513 million (2003 – HK$2,298 million). Depreciation and impairment loss recognised for the year ended 31 December 2004 amounted to HK$132 million (2003 – HK$119 million) and HK$83 million (2003 – nil) respectively.

During the year ended 31 December 2004, the Office of the Telecommunications Authority of Hong Kong (“OFTA”) proposed to grant 3 years moratorium upon expiry of the Group’s CDMA licence in 2005, in order for the Group to migrate its CDMA customers to 2G or 3G networks. In addition, as part of the Group’s cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, the Group recorded an impairment loss on telecommunications and network equipment of HK$142 million for the year ended 31 December 2004.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

13	OTHER NON-CURRENT ASSETS

	2003	2004
	HK$ millions	HK$ millions
Telecommunications licences
At beginning of year	2,131	2,489
Exchange translation differences	18	91
Additions	343	249
Relating to subsidiary companies acquired (Note 24(b))	158	—
Amortisation for the year	161	195

At end of year	2,489	2,634

Telecommunications customer acquisition costs
At beginning of year	—	202
Exchange translation differences	—	3
Additions	490	728
Write off during the year	234	150
Amortisation for the year	54	480

At end of year	202	303

Prepaid capacity and maintenance
At beginning of year	1,288	1,278
Additions	42	22
Amortisation for the year	52	62

At end of year	1,278	1,238

Other receivables	106	164

	4,075	4,339

14	GOODWILL

	2003	2004
	HK$ millions	HK$ millions
Cost
At beginning of year	7,864	8,400
Exchange translation differences	(8)	6
Adjustment on goodwill (Note)	—	(5)
Relating to subsidiary companies acquired	544	—
Relating to a subsidiary company partially disposed of (Note 15)	—	(30)
Effect of a change in accounting policy (Note 3K)	—	(2,232)

At end of year	8,400	6,139

Accumulated amortisation
At beginning of year	1,834	2,232
Charge for the year	398	—
Effect of a change in accounting policy (Note 3K)	—	(2,232)

At end of year	2,232	—

Net book value at end of year	6,168	6,139

Note:	During the year ended 31 December 2004, the Group finalised its valuation of the fair value of identifiable assets and liabilities of a subsidiary company acquired during the year ended 31 December 2003 and recorded a reduction in goodwill of HK$5 million.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Impairment test for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2003	2004
	HK$ millions	HK$ millions
Company and subsidiary companies Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed telecommunications and other services	63	33
India	4,254	4,255
Others (include Paraguay, Sri Lanka and Ghana)	386	386

	6,168	6,139

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on annual budgets approved by management covering a five-year period. For CGU in Paraguay, Sri Lanka and Ghana, cash flow projections were based on a period until their licence expiry in 2012 to 2019. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate in which the CGU operates.

Key assumptions used for value-in-use calculations:

	EBITDA margin 1	Growth rate 2	Discount rate 3
Company and subsidiary companies Hong Kong and Macau
Mobile telecommunications	25%–42%	N/A	10%
Fixed telecommunications and other services	28%–43%	N/A	10%
India	32%–41%	N/A	8%
Others (include Paraguay, Sri Lanka and Ghana)	11%–45%	14%–47%	10%–15%

These assumptions have been used for the analysis of each CGU within the business segment.

1.	Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) margin for 2005 to 2009. Management considers EBITDA a proxy for operating cash flow.

2.	Weighted average growth rate used to extrapolate cash flows beyond the budget period (until the expiry of the licence period granted).

3.	Pre-tax discount rate applied to the cash flow projections reflects specific risks relating to the relevant segments.

Management determined budgeted EBITDA margin and the weighted average growth rates based on past performance of the Group’s respective CGUs and its expectations for the development of the market.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

15	ASSOCIATED COMPANIES

	2003	2004
	HK$ millions	HK$ millions
Investments at cost:
Listed shares, Hong Kong	171	—
Listed shares, outside Hong Kong	586	586
Unlisted shares, Hong Kong	—	8
Share of undistributed post acquisition reserves	824	1,252

Investments in associated companies	1,581	1,846

The market value of the listed investments at 31 December 2004 was HK$5,289 million (2003 – HK$5,329 million).

Details of the Group’s principal associated companies are as follows:

	Place of incorporation/ operation	Principal activity	Percentage of equity attributable to the Group		Nominal value of share capital
Company name			2003	2004
(a) Partner Communications Company Ltd.	Israel	Mobile telecommunications services	43%	43%	NIS1,840,372

(b) Hutchison Global Communications Holdings Limited (Formerly named Vanda Systems & Communications Holdings Limited)	Bermuda/ Hong Kong	System integration & application solution services	37%	—	N/A

(a)	As at 31 December 2004, certain shares held in Partner Communications Company Ltd. (“Partner”) are pledged as security for a US$423 million bank credit facility to Partner from various banks. Such facility contains certain events of default, including in the event that the Group ceases to control at least 30% of the voting rights of Partner. As of 31 December 2004, US$268 million remained outstanding under this facility. This facility is not guaranteed by HWL or other related companies.

(b)	At 31 December 2003, the Group owned 37% of Vanda Systems & Communications Holdings Limited (“Vanda”), which was then accounted for as an associated company. In March 2004, Vanda acquired 100% of the Group ‘s fixed-line and data centre businesses, and was renamed as Hutchison Global Communications Holdings Limited (“HGCH”). The Group’s stake in HGCH increased to 79% of the enlarged share capital of HGCH as a result of HGCH’s acquisition of the fixed-line and data centre businesses. As of March 2004, HGCH was accounted for as a subsidiary company of the Group. Subsequently, following a placement of the Group’s shares in HGCH, the Group’s stake in HGCH decreased to 52.5%. The gain on disposal of the HGCH shares of approximately HK$1.3 billion was recognised in the consolidated profit and loss account for the year ended 31 December 2004.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

16	AMOUNTS DUE FROM (TO) RELATED COMPANIES

The related companies are HWL and its direct and indirect subsidiary companies outside the Group. As part of the Restructuring, the net amount due to related companies of HK$20,869 million was capitalised as shareholders’ funds. Amounts due from and to related companies are unsecured.

There were no outstanding long-term amounts due from related companies as at 31 December 2004 (2003 – HK$543 million). The maximum interest bearing amounts outstanding during the year ended 31 December 2004 were HK$3,400 million (2003 – HK$52 million).

There were no outstanding long-term amounts due to related companies as at 31 December 2004 (2003 – HK$22,903 million). As at 31 December 2003, HK$7,176 million of the amounts due to related companies was interest bearing and carried interest at normal commercial terms.

Included in other current assets are short-term receivables from related companies of HK$85 million (2003 – nil), which are unsecured, interest free and have no fixed terms of repayment.

Included in other current liabilities are short-term payables to related companies of HK$68 million (2003 – HK$73 million). As at 31 December 2004, HK$43 million (2003 – nil) is unsecured, interest bearing, carries interest at normal commercial terms and repayable on 31 December 2005. The remaining balance of HK$25 million (2003 – HK$73 million) is unsecured, interest free and has no fixed repayment terms.

17	LONG-TERM DEPOSITS

Long-term deposits are pledged to a bank as collateral to secure a subsidiary company’s obligations under the defeasance of finance leases.

18	OTHER CURRENT ASSETS

	2003	2004
	HK$ millions	HK$ millions
Stocks	628	485
Trade receivables, net of provision	895	1,719
Other receivables and prepayments	1,654	1,922
Receivables from related companies	—	85

Other current assets	3,177	4,211
Cash and cash equivalents	1,993	2,102
Restricted cash	6	10

	5,176	6,323

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	2003	2004
	HK$ millions	HK$ millions
At end of year, the ageing analysis of the trade receivables net of provision is as follows:
Current	488	1,092
31-60 days	182	251
61-90 days	78	115
Over 90 days	147	261

	895	1,719

Analysis of provision for doubtful debts is as follows:
At beginning of year	368	486
Exchange translation differences	12	5
Charge to other operating expense	397	153
Write off during the year	(291)	(5)

At end of year	486	639

The short-term receivables from related companies are non-financing in nature and arose during the ordinary course of business.

19	LONG-TERM LOANS

The following table presents the outstanding bank loans and other interest bearing borrowings as at 31 December 2003 and 2004, as well as information regarding maturity of such loans:

	Group 2003	Group 2004	Company 2004
	HK$ millions	HK$ millions	HK$ millions
Bank loans
Repayable within 5 years	10,571	15,604	1,000
Not wholly repayable within 5 years	263	227	—
Less: current portion	(3,723)	(12,281)	(1,000)

	7,111	3,550	—

Other loans
Repayable within 5 years	1,556	1,331	—
Not wholly repayable within 5 years	16	15	—
Less: current portion	(1,556)	(1,316)	—

	16	30	—

Debentures
Repayable within 5 years	562	249	—
Less: current portion	(204)	(247)	—

	358	2	—

	7,485	3,582	—

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

The long-term loans are repayable as follows:

	Group
	2003	2004
	HK$ millions	HK$ millions
Bank loans
After 1 year, but within 2 years	4,581	3,045
After 2 years, but within 5 years	2,469	484
After 5 years	61	21
Other loans
After 1 year, but within 2 years	2	1
After 2 years, but within 5 years	5	22
After 5 years	9	7
Debentures
After 1 year, but within 2 years	358	2

	7,485	3,582

Long-term loans of the Group, including interest rates and maturities, are summarised as follows:

		Group	Group	Company
	Maturity date	2003	2004	2004
		HK$ millions	HK$ millions	HK$ millions
Secured bank loans
Fixed, 5.31% – 7.24% per annum	2005 – 2006	89	16	—
Variable, 1.19% – 7.40% per annum	2005	3,264	3,815	1,000
Unsecured bank loans
Fixed, 2.60% – 4.20% per annum	2005	178	38	—
Variable, 0.90% – 7.75% per annum	2005 – 2010	7,303	11,962	—
Other unsecured loans
Fixed, 2.80% – 7.75% per annum	2005 – 2014	800	524	—
Variable, 3.07% – 7.50% per annum	2005 – 2009	772	822	—
Debentures
Fixed, nil to 7.15% per annum	2005 – 2006	562	249	—

Total long-term loans, including current maturities		12,968	17,426	1,000
Current maturities of long-term loans		(5,483)	(13,844)	(1,000)

Total long-term loans		7,485	3,582	—

At 31 December 2004, the aggregate principal amounts of long-term debts scheduled for repayment for the next five years were:

HK$ millions
2005	13,844
2006	3,048
2007	403
2008	43
2009	60
2010 and thereafter	28

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

In 2002, the Hong Kong 3G business was granted committed short-term revolving credit facilities amounting to HK$2 billion, which were subsequently increased to HK$3 billion and HK$4 billion in 2003 and 2004 respectively. Amounts drawn down at 31 December 2004 were HK$3 billion (2003 – HK$2.3 billion).

In May 2004, Hutchison Telephone Company Limited, a 70.9% owned subsidiary company that holds 2G mobile telecommunications licences in Hong Kong and Macau, was granted a HK$1.1 billion committed short-term term loan facility (which was amended in August 2004 and increased to HK$2 billion) with an international commercial bank, to refinance existing borrowings. The facility contains certain negative pledges and events of default, including in the event that Hutchison International Limited’s (“HIL”), a subsidiary company of HWL, direct or indirect shareholding in the Company falls to 50% or less, or the Company’s direct or indirect shareholding in the Hong Kong mobile business falls to less than 65%. The facility (as amended) is supported by a letter of comfort from HIL containing the same ownership requirements. As at 31 December 2004, HK$1.1 billion was outstanding under this facility (as amended), which will mature on 17 May 2005, with an option to further extend to 31 December 2005.

In 2004, the Company entered into a HK$8 billion secured revolving loan facility with an international commercial bank. The facility is used as collateral by way of a fixed and floating debenture over the Company’s equity interest in, and guarantees from, various intermediate holding companies of the Group’s operations, charges over the entire issued share capital of those guarantors and a charge over at least 52% of the issued share capital of Hutchison Global Communications Holdings Limited. At 31 December 2004, HK$1 billion was outstanding under this facility, which will mature on 15 November 2005.

At 31 December 2004, the outstanding loan balances of the Group consist of the following foreign currency denominated loans:

HK$5,045 million	–	denominated in Indian Rupees
HK$2,530 million	–	denominated in Thai Baht
HK$276 million	–	denominated in US dollars
HK$4,326 million	–	denominated in Japanese Yen
HK$27 million	–	denominated in Singapore dollars
HK$11 million	–	denominated in Malaysian Ringgit
HK$16 million	–	denominated in Renminbi

The remaining HK$5,195 million is denominated in Hong Kong dollars.

As at 31 December 2004, total borrowings of HK$11,224 million are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2004, fixed assets and current assets of certain subsidiary companies amounting to HK$5,236 million and HK$95 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans and debentures of the Group is secured to the extent of HK$3,830 million (2003 – HK$1,422 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$1 million (2003 – HK$2,135 million).

The Group has entered into a currency and interest rate swap arrangement with a bank to swap floating rate US dollar borrowings of HK$623 million (2003 – HK$623 million) into fixed rate Indian Rupees borrowings at 4.3% per annum (2003 – 4.3% per annum) to match currency and interest rate exposure of the underlying businesses.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

The Group has entered into currency swap arrangement with banks to swap Japanese Yen borrowings of HK$4,326 million (2003 – HK$2,292 million) and US dollar borrowings of HK$227 million (2003 – HK$263 million) into Thai Baht borrowings to match currency exposure of the underlying businesses.

20	OTHER CURRENT LIABILITIES

	2003	2004
	HK$ millions	HK$ millions
Trade payables	941	1,192
Accrued expenses and other payables	2,765	3,975
Deferred revenue	882	382
Receipts in advance	534	781
Capital expenditure accruals	719	258
Payables to related companies	73	68
Taxation	29	89

	5,943	6,745

At end of year, the ageing analysis of the trade payables is as follows:

Current	613	487
31 – 60 days	133	106
61 – 90 days	84	125
Over 90 days	111	474

	941	1,192

The short-term payables to related companies are non-financing in nature and arose during the ordinary course of business. As at 31 December 2004, included in payables to related companies is accrued interest payable amounting to HK$25 million (2003 – HK$37 million).

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

21	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2003	2004
	HK$ millions	HK$ millions
Deferred tax assets	910	844
Deferred tax liabilities	46	148

Net deferred tax assets	864	696

Movements in net deferred tax assets are as follows:
At beginning of year	1,139	864
Exchange translation differences	14	2
Net charge for the year	(289)	(170)

At end of year	864	696

Analysis of net deferred tax assets (liabilities):
Tax losses	1,771	2,125
Accelerated depreciation allowances	(907)	(1,429)

	864	696

The potential deferred tax assets which have not been recognised for in the accounts are as follows:
Arising from unused tax losses	718	1,401
Arising from accelerated depreciation allowances	—	35

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$5,760 million (2003 – HK$5,916 million) carried forward, an amount of HK$4,553 million (2003 – HK$3,984 million) can be carried forward indefinitely. The remaining HK$1,207 million (2003 – HK$1,932 million) will expire in the following years:

	2003	2004
	HK$ millions	HK$ millions
2004	12	—
2005	90	1
2006	102	7
2007	389	6
2008	1,339	3
After 2008	—	1,190

	1,932	1,207

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

22	OTHER LONG-TERM LIABILITIES

	2003	2004
	HK$ millions	HK$ millions
Pension obligations	15	12
Deferred revenue	—	30
Accrued expenses and other payables	—	82

	15	124

Analysis of pension obligations is as follows:
Pension obligations, at beginning of year	—	15
Total expense	48	36
Contributions paid	(33)	(39)

Pension obligations, at end of year	15	12

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s defined benefit plans represent contributory final salary pension plans in Hong Kong. At 31 December 2004, the Group’s plans were valued by Watson Wyatt Hong Kong Limited, qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	2003	2004
Discount rate applied to defined benefit plan obligations	4.5% – 9.5%	3.5% –3.75%
Expected return on plan assets	8.0%	8.0%
Future salary increases	3.0% – 7.0%	3.0% –4.0%
Interest credited on plan accounts	nil – 6.0%	5.0% –6.0%

	2003	2004
	HK$ millions	HK$ millions
The amount recognised in the consolidated balance sheet is determined as follows:
Present value of defined benefit obligations	316	409
Fair value of plan assets	265	315

Deficit	51	94
Unrecognised actuarial losses	36	82

Net defined benefit plan obligations	15	12

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

	2003	2004
	HK$ millions	HK$ millions
The amount recognised in the consolidated profit and loss account is as follows:
Current service cost	48	44
Interest cost	15	15
Expected return on plan assets	(20)	(24)
Net actuarial losses recognised	5	1

Total expense, included in staff costs	48	36

The actual loss on plan assets during the year ended 31 December 2004 was HK$8 million (2003 – gain of HK$32 million).

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 31 December 2004. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2004, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(b)	Defined contribution plans

The employees of certain subsidiary companies are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. The Group’s costs in respect of defined contribution plans for the year ended 31 December 2004 amounted to HK$25 million (2003 – HK$15 million). Forfeited contributions totaling HK$1 million (2003 – HK$1 million) were used to reduce the current year’s level of contribution.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

23	MINORITY INTERESTS

	2003	2004
	HK$ millions	HK$ millions
Equity interests	577	1,064
Loans – interest free	162	—
Loans – interest bearing	4	4

	743	1,068

The loans are unsecured and have no fixed terms of repayment.

24	NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a)	Changes in working capital

	2003	2004
	HK$ millions	HK$ millions
(Increase) decrease in stocks	(570)	143
Increase in trade receivables, other receivables and prepayments, other non-current receivables and prepaid capacity and maintenance	(755)	(1,081)
Increase in short-term receivables from related companies	—	(85)
Increase in trade payables, accrued expenses and other payables, deferred income, receipts in advance and capital expenditure accruals	381	1,063
Decrease in short-term payables to related companies	(111)	(5)

	(1,055)	35

(b)	Purchases of subsidiary companies

	2003	2004
	HK$ millions	HK$ millions
Net assets acquired (excluding cash and cash equivalents):
Fixed assets	27	84
Associated companies	—	3
Telecommunications licences	158	—
Trade and other receivables	361	282
Bank and other loans	—	(128)
Trade and other payables	(868)	(304)
Goodwill	544	—
Minority interests	(133)	8

	89	(55)
Less: Investment amount held prior to purchase	—	(14)

	89	(69)

Discharged by:
Cash payment	151	—
Less: Cash and cash equivalents purchased	(62)	(69)

Total net cash consideration	89	(69)

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

The effect of the acquisition of the subsidiary companies on the Group’s results is immaterial to the years ended 31 December 2003 and 2004.

(c)	Analysis of changes in financing during the year

	Amounts due to related companies	Bank loans, other loans and debentures	Minority interests	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2003	18,805	12,902	327	32,034
New loans	4,098	13,065	—	17,163
Repayment of loans	—	(13,312)	—	(13,312)
Issuance of shares by a subsidiary company to minorities	—	—	175	175

Net cash flows from financing activities	4,098	(247)	175	4,026
Minority interests in profit	—	—	286	286
Exchange translation differences	—	313	(178)	135
Relating to subsidiary companies acquired	—	—	133	133

At 31 December 2003	22,903	12,968	743	36,614

At 1 January 2004	22,903	12,968	743	36,614
New loans	479	9,142	—	9,621
Repayment of loans	(725)	(5,094)	—	(5,819)

Net cash flows from financing activities	(246)	4,048	—	3,802
Minority interests in profit	—	—	244	244
Exchange translation differences	—	282	(64)	218
Relating to a subsidiary company partially disposed of	—	—	153	153
Relating to subsidiary companies acquired	—	128	(8)	120
Shareholders’ loans capitalisation	(22,925)	—	—	(22,925)
Share issuance expenses	414	—	—	414
Waiver of loan from an intermediate holding company	(146)	—	—	(146)

At 31 December 2004	—	17,426	1,068	18,494

As part of the Restructuring, HK$22,925 million of the amounts due to related companies was offset with HK$2,056 million amounts due from related companies, and the net amount of HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

25	SHARE CAPITAL

Upon incorporation on 17 March 2004, the Company had an authorised share capital of US$50,000 divided into 50,000 ordinary shares of a nominal value or par value of US$1.00 each.

On 25 March 2004, one ordinary share of US$1.00 was allotted and issued for cash at par to the initial subscriber who immediately transferred the said one share to Hutchison Telecommunications Investment Holdings Limited (“HTIHL”).

On 3 September 2004, four shares of US$1.00 each were allotted and issued for cash at par to HTIHL.

On 3 September 2004, the nominal value of the Company’s shares was changed from US$1.00 to HK$0.25 through the following steps:

(a)	the authorised and issued share capital of US$50,000 and US$5.00 were re-denominated to HK$390,000 and HK$39 respectively by adopting the exchange rate of US$1.00 to HK$7.8;

(b)	every issued and unissued share of HK$7.8 was subdivided into 780 shares of HK$0.01 each;

(c)	every 25 shares of HK$0.01 each in the Company’s issued and unissued share capital were consolidated into one share of HK$0.25; and

(d)	the authorised share capital was then increased from HK$390,000 to HK$2,500 million and US$10,000 by the creation of 9,998,440,000 ordinary shares of HK$0.25 each and 1,000,000 non-voting redeemable preference shares with a nominal value of US$0.01 each.

On 22 September 2004, 804,917,650 shares were allotted and issued, credited as fully paid, to HTIHL for a consideration of HK$6,975,953,205.54.

On 22 September 2004, 3,695,082,194 shares were allotted and issued, credited as fully paid, to HTIHL as consideration for the acquisition of the entire issued share capital of Hutchison Telecommunications International (Cayman) Holdings Limited and for the capitalisation of the loans extended to Hutchison Telecommunications International (Cayman) Holdings Limited.

Upon completion of the Restructuring and as at 31 December 2004, the authorised share capital of the Company is HK$2,500,000,000 and US$10,000 divided into 10,000,000,000 ordinary shares and 1,000,000 preference shares, and the issued share capital is HK$1,125,000,000 divided into 4,500,000,000 ordinary shares, fully paid or credited as fully paid.

The share capital presented in the consolidated balance sheet as at 31 December 2003 represents the aggregated issued capital of the Group’s inter mediate holding companies totalling less than HK$3,000. The share capital was rounded down to zero and not presented in the consolidated balance sheet.

The Company has conditionally adopted an option scheme for the purchase of ordinary shares of the Company. This scheme is subject to Hutchison Whampoa Limited’s shareholders’ approval and permission for the listing of the underlying shares from the Listing Committee of the Hong Kong Stock Exchange.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

26	CONTINGENT LIABILITIES

At 31 December 2004, the Group had contingent liabilities in respect of performance guarantees amounting to HK$564 million (2003 – HK$456 million). In addition, the Group had contingent liabilities in India in respect of sales taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims to date amount to HK$157 million (2003 – HK$91 million). The Group has been successful in obtaining Court orders restraining any further action by the Sales tax authorities pending a final ruling on this matter by the Supreme Court of India. However, if the Sales tax authorities were successful in obtaining a favourable ruling that sales tax was payable on all the aforementioned revenues streams, it is possible that this ruling may be applied retrospectively and in this situation the Group estimates the maximum aggregate amount payable to be approximately HK$468 million. The Group considers that the Sales tax authorities’ claims are without foundation. The Group is vigorously defending all claims and have successfully obtained stay orders in respect of all proceeding implemented by the Sales tax authorities to date. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

27	COMMITMENTS

Outstanding Group commitments not provided for in the accounts at 31 December 2004 are as follows:

(a)	Capital commitments

	Telecommunications, mobile network		Telecommunications, fixed network
	2003	2004	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Contracted but not provided for	1,987	1,621	1,129	638
Authorised but not provided for (Note)	9,284	7,467	1,102	1,898

	11,271	9,088	2,231	2,536

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2003	2004	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Not later than one year	376	343	278	201
Later than one year and not later than five years	490	448	98	123
Later than five years	596	547	2	51

	1,462	1,338	378	375

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

(c)	Commitments – fixed periodic payments for the right to use spectrum

	2003	2004
	HK$ millions	HK$ millions
Not later than one year	50	50
Later than one year and not later than five years	230	261
Later than five years	926	846

	1,206	1,157

(d)	Funding Commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations in the event additional equity funding is to be contributed.

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in its operating and investment holding companies in India, in each case subject to the Indian government’s foreign ownership regulation. Conversely, some Indian shareholders hold put options that could, again subject to the foreign ownership restrictions, require the Group to purchase additional equity interests in the operating companies or investment holding companies through which the Group holds indirect interests in the operating companies. The call and put options are exercisable at fair market value to be determined at the time of exercise by the parties’ agreements. Also, one of the Indian shareholders has a call option that could, in certain circumstances, dilute to some extent the Group’s indirect minority holdings in the Indian operating companies.

GMRP (Thailand) Limited (“GMRP”) has granted a call option to the Group and the Group has granted a put option to GMRP in respect of up to all of the shares in Hutchison Wireless MultiMedia Holdings Limited (“HWMHL”), the holding company of Hutchison CAT Wireless MultiMedia Limited, held by GMRP.

HWMHL has granted an option to the CAT Telecom Public Company Limited (“CAT Telecom”) to swap the shares which CAT Telecom holds in Hutchison CAT Wireless MultiMedia Limited with the shares of HWMHL or BFKT (Thailand) Limited.

DPBB (Thailand) Limited (“DPBB”) has granted a call option to the Group and the Group has granted a put option to DPBB in respect of up to all the preference shares in the share capital of PKNS (Thailand) Limited, the holding company of BFKT (Thailand) Limited, held by DPBB.

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

28	RELATED PARTY TRANSACTIONS

In addition to interest on amounts due to related companies and guarantee fee paid to related companies disclosed in Note 6 to the accounts, the Group has entered into other transactions, which in the opinion of the Directors are on normal commercial terms and the ordinary and usual course of the Group’s business, with Hutchison Group and other shareholders and joint venture partners of the Group’s operating companies who exercise significant influence, together with other Group companies. The transactions and balances of the following related party groups are narrated below:

Related Party Group:

(1)	Hutchison Group-HWL together with its direct and indirect subsidiary companies outside the Group.

(2)	Other shareholders and joint venture partners:

(a)	NEC Group

(b)	KM Group-Kotak Mahindra Finance Ltd together with subsidiary and associated companies.

(c)	Essar Group

(d)	CAT Telecom

(e)	Kludjeson International Limited

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

	2003	2004
	HK$ millions	HK$ millions
Transactions during the years:
(a) HWL Group
Fixed telecommunications and other services	(33)	(51)
Mobile telecommunications services income	(11)	(14)
Rental expenses on lease arrangements	83	85
Bill collection services fee expenses	5	8
Roaming arrangement fee income	(8)	(14)
Sharing of services arrangements	39	22
Dealership services fee expenses	8	10
Global procurement services arrangements	99	82
Provision of data centre services	(16)	(20)
Sales of handsets	—	(46)
3G handset development costs recharge income	—	(47)
Purchase of handset accessories	—	32
Purchase of office supplies	—	6
Advertising and promotion expenses	—	5
Waiver of loan	—	146

(b) NEC Group
Purchase of handsets	21	665

(c) KM Group
Mobile telecommunications services income	(1)	(5)
Customary fee and commission expenses	22	10

(d) Essar Group
Mobile telecommunications services income	(3)	(14)
Roaming arrangement fee income	(1)	(4)
Roaming cost	4	1
Rental income	(1)	—

(e) CAT Telecom
Share of revenue from mobile phone services	67	218
Network operating expenses	23	45

Balances outstanding at end of year:

(a) CAT Telecom
Payable outstanding at end of year	30	89

(b) Kludjeson International Limited
Loan outstanding at end of year	4	4

Effective 27 August 2003, the Group acquired from Essar Group over 99% of the ownership interest in Aircel Digilink India Limited in exchange for 33% of the equity of Hutchison Telecom East Limited, valued at HK$319 million.

Pursuant to an agreement entered into in July 2003 with Essar Group, HWL agreed to continue to provide guarantees amounting to HK$2,028 million for loans to Essar Group. In 2004, the Company had provided a counter-indemnity to HWL for the guarantees it has given in favour of Essar Group.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

29	LEGAL PROCEEDINGS

Save as disclosed in Note 26 in respect of the claims against the Group for sales taxes, the Group is not engaged in any material litigation or arbitration proceeding, and no material litigation or claim is known by the Group to be pending or threatened against it.

30	SUBSEQUENT EVENTS

(a)	Cost Saving Initiatives

On 5 January 2005, the Company announced that as part of its ongoing efforts to improve financial performance amid the increasingly difficult market environment globally, particularly in Hong Kong, it had reviewed the cost components of a number of its operations and decided to outsource certain functions such as network and IT services and maintenance. As a result of the outsourcing, there was a reduction in total of around 750 staff of group companies in Hong Kong, around 86.8% of whom were from the mobile operations. The measures were intended to enhance the financial performance and organisational efficiency of the Group and is expected to translate into more cost-effective operations while maintaining or exceeding current service levels to customers.

(b)	Reorganisation of India Operations

On 1 February 2005, the Group’s various mobile interests in India were reorganised under Hutchison Max Telecom Limited, the Group’s mobile telecommunications operator in Mumbai. The reorganisation has created one of the largest mobile companies in India and is expected to result in many operating synergies, including more efficient management and a more efficient use of resources and funds between the various operating companies. In addition, management believes that the new structured company will be better placed to access the debt and equity markets in India.

(c)	Offer to Sell Shares to Partner

On 7 February 2005, three of the founding Israeli shareholders of Partner irrevocably offered to sell all of their Partner shares to Partner and another of the Israeli founding shareholders has an option to participate in the sale. On 23 February 2005, Partner’s Board of Directors approved the acceptance of the offer. Acceptance of the offer is subject to Partner ‘s shareholders’ approval. If such approval is granted and all conditions precedent are satisfied, upon completion of the buy back the Group’s interest in Partner will increase from approximately 43% to over 50%.

(d)	Investment Licence for Vietnam

On 18 February 2005, Hutchison Telecommunications (Vietnam) S.à.r.l. received an investment licence from the Ministry of Planning and Investment of Vietnam to permit it to engage in a business cooperation with Hanoi Telecommunication Joint Stock Company to build, develop and operate a mobile telecommunications network in Vietnam. The business cooperation will develop a CDMA2000 network to provide mobile telecommunications services in Vietnam. The licence has been granted for 15 years.

(e)	Termination of Aircel Acquisition

On 19 June 2004, Aircel Digilink India Limited (“ADIL”), one of the Group’s subsidiary companies in India, signed a preliminary agreement with Aircel Tele Ventures Limited (“Vendor”) to acquire Aircel Limited and Aircel Cellular Limited (together “Aircel”). On 7 March 2005, ADIL and the Vendor entered into an agreement for the immediate termination of the Group’s obligation to acquire the entire interest in Aircel under the preliminary agreement.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

31	ULTIMATE HOLDING COMPANY

The Directors regard Hutchison Whampoa Limited, a company incorporated in Hong Kong and listed on the Main Board of Hong Kong Stock Exchange, as being the ultimate holding company.

32	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the accounts have been translated at the rate of HK$7.80 to US$1. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

33	APPROVAL OF ACCOUNTS

The accounts set out on pages 130 to 176 were approved by the Board of Directors on 7 March 2005.

34	BALANCE SHEET OF THE COMPANY, UNCONSOLIDATED

In accordance with the disclosure of the Companies Ordinance of Hong Kong, the balance sheet of the Company as at 31 December 2004 is as follows:

2004
HK$ millions
ASSETS AND LIABILITIES
Non-current assets
Unlisted shares, at cost (Note a)	—
Loans to subsidiary companies (Note b)	20,870

Total non-current assets	20,870

Bank balances	10
Other receivables and prepayments	21
Amounts due from subsidiary companies (Note b)	671
Bank loans (Note 19)	1,000
Amount due to a related company (Note c)	43
Accrued expenses and other payables	77

Net current liabilities	(418)

Total assets less current liabilities	20,452

Net assets	20,452

CAPITAL AND RESERVES
Share capital (Note 25)	1,125
Reserves (Note d)	19,327

Shareholders’ funds	20,452

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Notes:	(a)

As at 31 December 2004, the Company’s cost of investment in its subsidiary companies amounted to HK$17.60. These investment costs were rounded down to zero and not presented in the Company’s balance sheet.

Particulars of the principal subsidiary companies as at 31 December 2004 are set forth on pages 173 to 176.

	(b)	The loans to and amounts due from subsidiary companies are unsecured, interest free and have no fixed term of repayment.

	(c)	The amount due to a related company is unsecured, interest bearing and repayable on 31 December 2005.

	(d)	Reserves

		Reserves			Total Shareholders’ funds
	Share Capital	Share Premium	Accumulated Losses	Subtotal
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Upon incorporation on 17 March 2004	—	—	—	—	—
Issuance of ordinary shares	1,125	19,744	—	19,744	20,869
Share issuance expenses	—	(414)	—	(414)	(414)
Loss for the year	—	—	(3)	(3)	(3)

At 31 December 2004	1,125	19,330	(3)	19,327	20,452

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

PRINCIPAL SUBSIDIARY COMPANIES AT 31 DECEMBER 2004

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
Aircel Digilink India Limited (Notes 1, 2)	India	INR	1,011,000,000	59%	Mobile telecommunications services
BFKT (Thailand) Limited (Note 3)	Thailand	THB	5,000,000	49%	Network leasing
Fascel Limited (Notes 1, 2)	India	INR	5,000,000,000	66%	Mobile telecommunications services
HCL Network Partnership	Hong Kong	HK$	10,000	52.53%	Telecommunications network equipment leasing and provision of ancillary services
Hutchison 3G HK Limited	Hong Kong	HK$	2	71%	3G network services
Hutchison 3G Services (HK) Limited	Hong Kong	HK$	2	71%	3G mobile multimedia services
Hutchison CAT Wireless MultiMedia Limited (formerly known as Tawan Mobile Telecom Company Limited) (Note 3)	Thailand	THB	950,000,000	36%	Marketing of mobile telecommunications services
Hutchison Essar South Limited (formerly known as Barakhamba Sales & Services Limited) (Notes 1, 2)	India	INR	5,396,075,000	74%	Mobile telecommunications services
Hutchison Essar Telecom Limited (formerly known as Sterling Cellular Limited) (Note 2)	India	INR	1,997,164,690	49%	Mobile telecommunications services
Hutchison Global Communications Limited	Hong Kong	HK$	20	52.53%	Fixed line communications
Hutchison GlobalCentre Limited (formerly known as Pretty Skill Limited)	Hong Kong	HK$	2	52.53%	Data centre facilities services

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
Hutchison-Management of Telecommunication Services, Limited	Macau	MOP	10,000	100%	Call centre operation
Hutchison Max Telecom Private Limited (Note 2)	India	INR	1,084,388,190	49%	Mobile telecommunications services
Hutchison MultiMedia Services Limited	Hong Kong	HK$	20	52.53%	Provision of internet services
† Hutchison MultiMedia Services (Thailand) Limited (formerly known as Loxley Pagephone Company Limited)	Thailand	THB	230,000,000	100%	Provision of call centre and distribution channel
Hutchison Telecom East Limited (formerly known as Usha Martin Telekom Limited) (Notes 1, 2)	India	INR	1,934,416,370	59%	Mobile telecommunications services
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	HK$	20	100%	Provision of management services
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	HK$	5,370,000	100%	Provision of information technology services
Hutchison Telecommunications Paraguay S.A.	Paraguay	PYG	500,000,000	95%	Mobile telecommunications services
Hutchison Telecommunication Services Limited (formerly known as Hutchison Telecommunications Retail Services Limited)	Hong Kong	HK$	20	100%	Mobile telecommunications retail operations
Hutchison Telephone Company Limited	Hong Kong	HK$	1,258,120	71%	Mobile telecommunications services
Hutchison Telephone (Macau) Company Limited	Macau	MOP	10,000,000	71%	Mobile telecommunications services
Hutchison Teleservices Overseas Limited (formerly known as Hutchison Teleservices (BVI) Limited)	British Virgin Islands	US$	15,000	100%	Call centre operation

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
Hutchison Teleservices (HK) Limited	Hong Kong	HK$	20	100%	Call centre operation
Kasapa Telecom Limited (formerly known as Celltel Limited)	Ghana	GHC	13,165,886,000	80%	Mobile telecommunications services
Hutchison Telecommunications Lanka (Private) Limited (formerly known as Lanka Cellular Services (Private) Limited)	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications services
Telecom Investment India Private Limited (Note 2)	India	INR	40,455,000	49%	Investment holding
Union Telecom Limited	Macau	MOP	200,000	80%	Paging operation
Usha Martin Telematics Limited (Notes 1, 2)	India	INR	162,162,520	79%	Investment holding
Hutchison Global Communications Holdings Limited (formerly named Vanda Systems & Communications Holdings Limited))	Bermuda/ Hong Kong	HK$	690,397,596	52.53%	Provision of information technology services and trading of computers products
†† Wizdom Technology Limited	China	US$	100,000	100%	Provision of information technology services

†	The accounts of the subsidiary company have been audited by KPMG Phoomchai Audit Ltd.

††	The accounts of the subsidiary company have been audited by Guangzhou Yangcheng Certified Public Accountants Company Limited.

Note 1:	The Group holds 49% or less of direct equity interest in each of these companies. The percentages disclosed above include the Group’s indirect equity interests.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

Note 2:	The Company is a subsidiary company as the Group, by virtue of its funding or financing arrangement, bears the majority of the economic risks and is entitled to the majority of its rewards on a long term basis from a combination of some of the following factors:

•	The Group’s direct and indirect economic shareholdings which results in the Group holding in some cases more than 50% of the economic interest in the operation.

•	Non-voting preference shareholdings with redemption premium features that provides the Group with additional economic rewards.

•	The Group’s sole counter-indemnity to HWL Group for the guarantees it has solely provided to the Group’s non-wholly owned Indian operating businesses disproportionate to the Group’s economic interest in these businesses.

•	Commitment to provide financial support for third party shareholders of the operating companies.

Note 3:	In addition to the Group’s 49.0% and 36.2% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51.0% and 30.3% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

3.	INDEBTEDNESS

As at the close of business on 31 March 2005, the HTIL Group had outstanding borrowings totalling HK$17,833 million comprising bank overdrafts of approximately HK$7 million, bank loans of approximately HK$16,476 million, other loans of approximately HK$1,348 million and debentures of approximately HK$2 million. Of these borrowings, bank and other loans and debentures of the HTIL Group were secured to the extent of approximately HK$4,041 million.

As at 31 March 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$5,248 million and HK$91 million, respectively, were used as collateral for certain of the borrowings.

As at 31 March 2005, the HTIL Group had contingent liabilities in respect of performance guarantees amounting to HK$839 million. In addition, the HTIL Group had contingent liabilities in India in respect of sales and service taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims as at 31 March 2005 amounted to HK$294 million.

The HTIL Group had entered into a currency and interest rate swap arrangement with a bank to swap floating rate US dollar borrowings of HK$623 million into fixed rate Indian Rupees borrowings at 4.3% per annum for hedging purposes. It had also entered into currency swap arrangement with banks to swap Japanese Yen borrowings of HK$4,915 million and US dollar borrowings of HK$208 million into Thai Baht borrowings to match currency exposure of the underlying businesses.

Save as disclosed above, the HTIL Group did not have any other outstanding bank overdrafts, loans or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities as at 31 March 2005.

APPENDIX II	FINANCIAL INFORMATION OF THE HTIL GROUP

4.	MATERIAL CHANGES

As disclosed in the announcement of HTIL dated 20 April 2005, following the buy back and cancellation by Partner of its own shares from four founding Israeli shareholders on 20 April 2005, the percentage of the HTIL Group’s shareholding in Partner increased from approximately 42.9% to approximately 52.2%. The HTIL Group will consolidate the accounts of Partners, i.e. become a subsidiary of HTIL, from the date it took control. As stated in HTIL’s announcement, the HTIL Board expected such consolidation to result in a material upward adjustment to the revenue, total assets and gross profit to be reported in the consolidated financial statements of HTIL in its 2005 interim results and annual results. Partner is a company whose shares are listed on the Tel Aviv Stock Exchange with American depositary shares quoted on Nasdaq and traded on the London Stock Exchange and which holds a licence to provide GSM 900, GSM 1800 and 3G telecommunications services in Israel.

Save for the above, the HTIL Board is not aware of any material changes in the financial or trading position of HTIL subsequent to 31 December 2004, the date to which the latest audited consolidated financial statements of the HTIL Group were made up.

APPENDIX III	GENERAL INFORMATION OF THE HGCH GROUP

1.	RESPONSIBILITY STATEMENT

The issue of this document has been approved by the HGCH Directors who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HTIL Group which for this purpose shall exclude the HGCH Group) and the HGCH Directors confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts (other than those relating to the HTIL Group which for this purpose shall exclude the HGCH Group) not contained in this document, the omission of which would make any statement in this document misleading.

2.	MARKET PRICES

The HGCH Shares are traded on the Main Board of the Stock Exchange.

The table below shows the respective closing prices of the HGCH Shares on the Main Board of the Stock Exchange (i) on the last trading day of each of the six calendar months preceding 3 May 2005, being the Announcement Date, (ii) on 25 April 2005, being the HGCH Last Trading Day, and (iii) on the Latest Practicable Date.

Date	Price per HGCH Share
HK$
30 November 2004	0.430
31 December 2004	0.435
31 January 2005	0.450
28 February 2005	0.475
31 March 2005	0.445
25 April 2005 (also being the last trading day of HGCH Shares in April 2005)	0.475
31 May 2005	0.670
Latest Practicable Date	0.670

The lowest and highest closing prices per HGCH Share recorded on the Stock Exchange during the period from 3 November 2004, being the date six months prior to the Announcement Date, to the Latest Practicable Date were respectively HK$0.405 on 24 December 2004 and HK$0.680 on 27 May 2005.

3.	DISCLOSURE OF INTERESTS AND REPURCHASES OF HGCH SHARES

For the purpose of this paragraph, the “Disclosure Period” means the period beginning from six months prior to the Announcement Date and ended with the Latest Practicable Date, both dates inclusive, “interested” and “interests” have the same meanings as ascribed thereto in Part XV of the SFO, “HTIL Shareholdings” means HTIL Shares and any other equity share capital of HTIL, securities of HTIL which carry substantially the same rights as HTIL Shares, and convertible securities, warrants, options and derivatives in respect of any of them, and “HGCH Shareholdings” means HGCH Shares and any other securities of HGCH which carry voting rights and convertible securities, options and derivatives in respect of any of them.

APPENDIX III	GENERAL INFORMATION OF THE HGCH GROUP

(a)	Holdings, interests and dealings in HGCH Shareholdings and HTIL Shareholdings

As at the Latest Practicable Date:

(i)	HGCH did not own HTIL Shareholdings and had not dealt for value in HTIL Shareholdings during the Disclosure Period.

(ii)	The following HGCH Directors had the following interests in HGCH Shares:

		Number of HGCH Shares
Name of HGCH Director	Personal interests	Family interests	Corporate interests		Other interests	Total		Number of Options
Fok Kin-ning, Canning	—	—	10,000,000	(1)	—	10,000,000		—
Wong King Fai, Peter	—	—	—		—	—		15,000,000	(2)
Kan Ka Wing, Frankie	—	—	—		—	—		10,000,000	(3)
Lam Hon Nam	400,000	—	54,162,000	(4)	—	54,562,000	(5)	—

Notes:

(1)	Such HGCH Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse. These HGCH Shares will not be voted on at the Court Meeting as Mr. Fok Kin-ning, Canning is a party acting in concert with HTIL.

(2)	Such underlying HGCH Shares represented the interest in the 15,000,000 Outstanding HGCH Share Options with an exercise price of HK$0.48 granted to Mr. Wong King Fai, Peter by HGCH.

(3)	Such underlying HGCH Shares represented the interest in the 10,000,000 Outstanding HGCH Share Options with an exercise price of HK$0.48 granted to Mr. Kan Ka Wing, Frankie by HGCH.

(4)	Such 54,162,000 HGCH Shares were held by Lam Ma & Wai Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Lam Hon Nam.

(5)	Mr. Lam is a Disinterested Director. Any votes cast by Disinterested Directors in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code according to the ruling granted by the Executive on 27 May 2005 (and supplemented on 1 June 2005), but will be counted for the purposes of Section 99 of the Companies Act.

Save as disclosed above, none of the HGCH Directors had any interest in HGCH Shareholdings at the Latest Practicable Date and none of the HGCH Directors had dealt for value in any HGCH Shareholdings during the Disclosure Period.

(iii)	The following HGCH Directors had the following interests in HTIL Shares:

			Number of HGCH Shares
Name of HGCH Director	Personal interests		Family interests	Corporate interests		Other interests	Total	Number of Options of HTIL
Fok Kin-ning, Canning	—		—	250,000	(1)	—	250,000	—
Chow Woo Mo Fong, Susan	250,000		—	—		—	250,000	—
Frank John Sixt	255,000	(2)	—	—		—	255,000	—
Dennis Pok Man Lui	100,000		—	—		—	100,000	—

Notes:

(1)	Such HTIL Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

(2)	Such HTIL Shares were represented by 17,000 ADSs held by Mr. Frank John Sixt.

APPENDIX III	GENERAL INFORMATION OF THE HGCH GROUP

Save as disclosed above, none of the HGCH Directors had any interest in HTIL Shareholdings at the Latest Practicable Date and none of the HGCH Directors had dealt for value in any HTIL Shareholdings during the Disclosure Period.

(iv)	As at the Latest Practicable Date, CSFB held 42,985 HTIL Shares and no HGCH Shares.

During the period from 3 May 2005 to the Latest Practicable Date, CSFB has dealt, for its own account, a sell order of HTIL Shares in response to unsolicited non-discretionary client demand as summarised in the table below. Any other dealing for the same period in HTIL Shareholdings has been done on an execution only basis for non-discretionary clients.

	Number of HTIL Shares involved		Price paid for each HTIL Share (HK$)
Date of transaction	Buy	Sell	Buy price	Sell price
23 May 2005	—	332,000	—	7.20

Save as disclosed above, no subsidiary of HGCH, pension fund of any member of the HGCH Group, or any adviser to HGCH as specified in class (2) of the definition of associate in the Takeovers Code, but excluding exempt principal traders, owned or controlled any HGCH Shareholdings or HTIL Shareholdings or had dealt for value in the HGCH Shareholdings or HTIL Shareholdings during the Disclosure Period.

(v)	No arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between any person and HGCH or any person who is an associate of HGCH by virtue of classes (1), (2), (3) or (4) of the definition of “associate” under the Takeovers Code.

(vi)	No interest in HGCH Shareholdings or HTIL Shareholdings was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with HGCH.

(b)	Other interests

As at the Latest Practicable Date:

(i)	No agreement or arrangement existed between any HGCH Director and any other person which is conditional on or dependent upon the outcome of the Proposal or the Option Offer or otherwise connected with the Proposal or the Option Offer.

(ii)	No material contract had been entered into by HTIL in which any of the HGCH Directors has a material personal interest.

APPENDIX III	GENERAL INFORMATION OF THE HGCH GROUP

(iii)	A service agreement dated 12 January 2004 was entered into between HGCH and Mr. Lam Hon Nam for a term of three years commencing from 12 January 2004 which will continue until terminated by not less than three months’ notice in writing served by either party on the other and either party may terminate the agreement by giving to the other party not less than 3 months’ notice in writing after the first year of employment. Mr. Lam Hon Nam is entitled to a salary of HK$3,455,000 per year during the term of such service agreement.

Save as disclosed above, none of the HGCH Directors had a service contract in force with any member of the HGCH Group or any associated companies of HGCH which had more than twelve months to run or which was entered into or amended within six months before the Announcement Date.

(c)	Repurchases of HGCH Shares

During the Disclosure Period, HGCH has not repurchased any HGCH Shares.

4.	SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of HGCH was HK$3,000,000,000 which comprised of 30,000,000,000 HGCH Shares of HK$0.10 each. The issued share capital of HGCH as at the Latest Practicable Date was HK$690,397,596.10 which comprised of 6,903,975,961 HGCH Shares of HK$0.10 each. During the period from 31 December 2004 to the Latest Practicable Date, no HGCH Share was issued.

Each of the HGCH Shares ranks pari passu in all respects, including dividends, voting rights and capital.

As at the Latest Practicable Date, save and except for the 110,400,000 Outstanding HGCH Share Options and the HTI(C) Convertible Bond, there were no outstanding options, warrants, derivatives or convertible securities issued by HGCH.

5.	MATERIAL CONTRACTS

The following material contracts have been entered into by members of the HGCH Group, not being contracts entered into in the ordinary course of business carried on or intended to be carried on by any member of the HGCH Group, after the date two years preceding the Announcement Date:

(a)	the credit facility agreement dated as of 16 July 2003 under which Hutchison International Limited (“HIL”) provided to Hutchison Global Communications Limited (“HGCL”) an interest bearing loan in the principal amount of HK$3,400,000,000;

(b)	the agreement dated 23 July 2003 between HGCH and HIL in respect of the amendments to the terms of the convertible bond in the principal sum of HK$197,966,637.98 issued by HGCH to HIL;

(c)	the agreement dated 23 July 2003 between HGCH and DBS Nominees Private Limited in respect of the amendments to the terms of the convertible bond in the principal sum of HK$136,465,000 issued by HGCH to DBS Nominees Private Limited;

APPENDIX III	GENERAL INFORMATION OF THE HGCH GROUP

(d)	the agreement dated 28 January 2004 between Hutchison Global Communications Holdings Limited (now known as Hutchison Global Communications Investment Holding Limited) (“HGCIH”), HGCH and HIL under which HGCH conditionally agreed to acquire the entire share capital of Hutchison Global Communications Investments Limited (“HGCIL”) from HGCIH, as amended by the parties on 17 February 2004 and 8 March 2004;

(e)	the agreement dated 28 January 2004 between Cheung Kong Enterprises Limited ( “CKEL” ), Cheung Kong (Holdings) Limited ( “ CKHL “ ), HGCH and CLP Telecommunications Limited, pursuant to which HGCH conditionally agreed to purchase the entire issued share capital in PowerCom Network Hong Kong Limited (“PNHKL”) from CKEL and CLP Telecommunications Limited for a consideration of approximately HK$391,000,000, as amended by the parties on 17 February 2004 and 8 March 2004;

(f)	the credit facility agreement dated 12 March 2004 under which HIL agreed to provide an interest bearing facility of up to HK$1,000,000,000 to HGCH or its subsidiaries for two years from 12 March 2004;

(g)	the HK$3,200,000,000 convertible note issued by HGCH on 12 March 2004 to Mangere International Limited (“Mangere”) under which Mangere is entitled to require HGCH to convert the whole or any part(s) of the principal amount outstanding thereunder into ordinary shares in the capital of HGCH;

(h)	the loan assignment agreement dated 20 September 2004 under which HIL transferred a loan facility of HK$1,000,000,000 with an outstanding loan of HK$310,827,962.40 owed to it by HGCH to Hutchison Telecommunications International (HK) Limited (“HTI(HK)”) for a consideration of HK$310,827,962.40, as amended and supplemented by the said parties by a supplemental agreement dated 13 May 2005;

(i)	the loan assignment agreement dated 20 September 2004 under which HIL transferred a debt of HK$3,400,000,000 owed to it by HGCL under the credit facility agreement dated as of 16 July 2003 to HTI(HK) for a consideration of HK$3,400,000,000; and

(j)	the transfer agreement dated 20 September 2004 under which Mangere transferred a HK$3,200,000,000 convertible note, issued by HGCH on 12 March 2004, to HTI(C) for a consideration of HK$3,200,000,000.

6.	MATERIAL LITIGATION

As at the Latest Practicable Date, no member of the HGCH Group was engaged in litigation or arbitration of material importance and no litigation or claim of material importance was known to the HGCH Directors to be pending or threatened by or against any member of the HGCH Group.

APPENDIX III	GENERAL INFORMATION OF THE HGCH GROUP

7.	MISCELLANEOUS

(a)	The registered office of HGCH is Clarendon House, Church Street, Hamilton HM 11, Bermuda.

(b)	All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by HTIL if the Scheme does not become effective and by HTIL and HGCH (insofar as they relate to each of them) if the Scheme becomes effective.

(c)	The English text of this document and the forms of proxy shall prevail over the Chinese text.

(d)	All announcements in relation to the Proposal and the Option Offer will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

8.	QUALIFICATIONS

The following are the qualifications of the advisers who have given opinions or advice which are contained in this document:

Name	Qualifications
CSFB	Deemed licensed under the SFO for type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities

9.	CONSENTS

CSFB has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of its opinion and letter, and the references to its name, opinion or letter in the form and context in which they respectively appear.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

1.	RESPONSIBILITY STATEMENT

The issue of this document has been approved by the HTIL Directors who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HGCH Group) and the HTIL Directors confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts (other than those relating to the HGCH Group) not contained in this document, the omission of which would make any statement in this document misleading.

2.	MARKET PRICES

The HTIL Shares are traded on the Main Board of the Stock Exchange.

The table below shows the respective closing prices of the HTIL Shares on the Main Board of the Stock Exchange (i) on the last trading day of each of the six calendar months preceding 3 May 2005, being the Announcement Date, (ii) on 29 April 2005, being the last trading day prior to the suspension of trading in the HTIL Shares pending the issue of the Announcement, and (iii) on the Latest Practicable Date.

Date	Price per HTIL Share
HK$
30 November 2004	6.45
31 December 2004	7.00
31 January 2005	7.00
28 February 2005	8.50
31 March 2005	7.45
29 April 2005 (also being the last trading day of HTIL Shares in April 2005)	7.40
31 May 2005	7.35
Latest Practicable Date	7.30

The lowest and highest closing prices per HTIL Share recorded on the Stock Exchange during the period from 3 November 2004, being the date six months prior to the Announcement Date, to the Latest Practicable Date were respectively HK$5.35 on 3 November 2004 and HK$8.50 on 28 February 2005.

3.	DISCLOSURE OF INTERESTS

For the purpose of this paragraph, the “Disclosure Period” means the period beginning from six months prior to the Announcement Date and ended with the Latest Practicable Date, both dates inclusive, “interested” and “interests” have the same meanings as ascribed thereto in Part XV of the SFO, “HTIL Shareholdings” means HTIL Shares and any other equity share capital of HTIL, securities of HTIL which carry substantially the same rights as HTIL Shares, and convertible securities, warrants, options and derivatives in respect of any of them, and “HGCH Shareholdings” means HGCH Shares and any other securities of HGCH which carry voting rights, and convertible securities, options and derivatives in respect of any of them.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(a)	Holdings, interests and dealings in HGCH Shareholdings and HTIL Shareholdings

As at the Latest Practicable Date:

(i)	HTIL owned 3,626,888,793 HGCH Shares and the HTI(C) Convertible Bond through its indirect wholly-owned subsidiary, Hutchison Global Communications Investment Holding Limited, and HTI(C) respectively.

Save as disclosed above, HTIL does not own any HGCH Shareholdings and did not deal for value in any HGCH Shareholdings during the Disclosure Period.

(ii)	The following HTIL Directors had the following interests in HGCH Shares:

Name of HTIL Director	Number of HGCH Shares				Total	Number of Options
	Personal interests	Family interests	Corporate interests	Other interests
Fok Kin-ning, Canning	—	—	10,000,000	—	10,000,000	—

Save as disclosed above, none of the HTIL Directors had any interest in HGCH Shareholdings and none of the HTIL Directors dealt for value in any HGCH Shareholdings during the Disclosure Period.

(iii)	The following HTIL Directors had the following interests in HTIL Shares:

Name of HTIL Director	Number of HTIL Shares						Total	Number of Options of HTIL
	Personal interests		Family interests	Corporate interests		Other interests
Fok Kin-ning, Canning	—		—	250,000	(1)	—	250,000	—
Chow Woo Mo Fong, Susan	250,000		—	—		—	250,000	—
Frank John Sixt	255,000	(2)	—	—		—	255,000	—
Dennis Pok Man Lui	100,000		—	—			100,000	—
Chan Ting Yu	100,000		—	—			100,000	—
John W. Stanton	105,000	(3)	—	—			105,000	—

Notes:

(1)	Such HTIL Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

(2)	Such HTIL Shares were represented by 17,000 ADSs held by Mr. Frank John Sixt.

(3)	Such HTIL Shares were represented by 7,000 ADSs held jointly by Mr. John W. Stanton and his spouse.

Save as disclosed above, none of the HTIL Directors had any interest in HTIL Shareholdings as at the Latest Practicable Date and none of the HTIL Directors dealt for value in any HTIL Shareholdings during the Disclosure Period.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(iv)	The following persons acting in concert with HTIL or presumed to be acting in concert with HTIL owned or controlled the following HGCH Shares and Outstanding HGCH Share Options:

(1)	248,743,835 HGCH Shares were held by an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited;

(2)	286,312,000 HGCH Shares were held by a company indirectly wholly- controlled by Mr. Li Ka-shing;

(3)	26,300,000 HGCH Shares were held by a company indirectly wholly- controlled by Mr. Li Tzar Kuoi, Victor;

(4)	10,000,000 HGCH Shares were held by a company equally controlled by Mr. Fok Kin-ning, Canning and his spouse;

(5)	15,000,000 Outstanding HGCH Share Options were held by Mr. Wong King Fai, Peter; and

(6)	10,000,000 Outstanding HGCH Share Options were held by Mr. Kan Ka Wing, Frankie.

Save as disclosed above, none of the parties acting in concert with HTIL owned or controlled any HGCH Shareholdings as at the Latest Practicable Date or dealt for value in HGCH Shareholdings during the Disclosure Period.

(v)	The following persons acting in concert with HTIL or presumed to be acting in concert with HTIL owned or controlled the following HTIL Shares and ADSs:

(1)	HWL held 3,157,033,347 HTIL Shares through its wholly-owned subsidiaries;

(2)	ABN AMRO held 584,000 HTIL Shares and 2,200 ADSs; and

(3)	Citigroup Global Markets Asia Limited, advisers to HWL in connection with the Proposal and the Option Offer, held 12,703 HTIL Shares through its affiliate.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

The table below shows the dealings for value by ABN AMRO Bank N.V. for its own account in HTIL Shares during the Disclosure Period:

Period of transaction		Number of HTIL Shares involved		Price paid for each HTIL Shares (HK$) (Note)
		Buy	Sell	Buy price	Sell price
From 3 November 2004 to 2 February 2005, aggregated on a weekly basis
Start	End
3 November 2004	7 November 2004	400,000	—	5.51	—
8 November 2004	14 November 2004	—	700,000	—	5.87
15 November 2004	21 November 2004	900,000	—	6.16	—
22 November 2004	28 November 2004	1,200,000	405,000	6.16	6.24
29 November 2004	5 December 2004	300,000	1,995,000	6.16	6.30
6 December 2004	12 December 2004	—	—	—	—
13 December 2004	19 December 2004	—	—	—	—
20 December 2004	26 December 2004	—	—	—	—
27 December 2004	2 January 2005	—	—	—	—
3 January 2005	9 January 2005	50,000	50,000	6.51	6.54
10 January 2005	16 January 2005	—	—	—	—
17 January 2005	23 January 2005	—	—	—	—
24 January 2005	30 January 2005	32,000	782,000	6.96	6.92
31 January 2005	2 February 2005	614,000	1,214,000	7.02	7.35

Date of transaction
From 3 February 2005 to 2 April 2005, aggregated on a daily basis
3 February 2005		650,000	—	7.47	—
4 February 2005		—	1,865,000	—	7.67
7 February 2005		1,278,000	—	7.95	—
8 February 2005		900,000	—	7.78	—
14 February 2005		—	200,000	—	7.89
16 February 2005		—	250,000	—	7.59
23 February 2005		—	217,000	—	7.94
28 February 2005		—	393,000	—	8.64
1 March 2005		690,000	—	8.22	—
2 March 2005		—	600,000	—	8.02
4 March 2005		—	672,000	—	8.19
9 March 2005		69,000	—	7.71	—
14 March 2005		85,000	—	7.76	—
16 March 2005		—	2,315,000	—	7.57
23 March 2005		1,123,000	—	7.77	—

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

	Number of HTIL Shares involved		Price paid for each HTIL Share (HK$) (Note)
	Buy	Sell	Buy price	Sell price
From 3 April 2005 to the Latest Practicable Date, on a non-aggregated basis

6 April 2005	—	1,000	—	6.97
7 April 2005	—	649,000	—	7.09
8 April 2005	—	300,000	—	7.34
14 April 2005	—	5,000	—	7.39
15 April 2005	—	394,000	—	7.73
20 April 2005	1,000	—	7.48	—
25 April 2005	—	200,000	—	7.39
26 April 2005	—	14,000	—	7.64
28 April 2005	—	150,000	—	7.39
29 April 2005	—	450,000	—	7.35

Note:	The prices in relation to aggregated transactions represent prices calculated on a volume weighted average basis.

The table below shows the dealings for value by ABN AMRO Inc. for its own account in ADSs during the Disclosure Period:

		Number of ADSs involved		Price paid for each ADS (US$) (Note)
Period of transaction		Buy	Sell	Buy price	Sell price
From 3 November 2004 to 2 February 2005, aggregated on a weekly basis

Start	End
3 November 2004	7 November 2004	—	25,000		10.59
8 November 2004	14 November 2004	29,000	4,000	11.47	11.05
15 November 2004	21 November 2004	20,000	15,000	11.50	11.90
22 November 2004	28 November 2004	—	—	—	—
29 November 2004	5 December 2004	—	5,000	—	12.15
6 December 2004	12 December 2004	—	—	—	—
13 December 2004	19 December 2004	108,300	103,300	13.17	13.17
20 December 2004	26 December 2004	—	5,000	—	13.15
27 December 2004	2 January 2005	—	—	—	—
3 January 2005	9 January 2005	—	—	—	—
10 January 2005	16 January 2005	—	—	—	—
17 January 2005	23 January 2005	50,000	50,000	12.79	12.79
24 January 2005	30 January 2005	519,400	501,100	13.24	13.22
31 January 2005	2 February 2005	31,500	—	14.11	—

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

	Number of ADSs involved		Price paid for each ADS (US$)
Date of transaction	Buy	Sell	Buy price	Sell price

From 3 February 2005 to 2 April 2005, aggregated on a daily basis

3 February 2005	400	—	14.20	—
4 February 2005	4,800	—	15.09	—
7 February 2005	3,200	3,200	15.30	15.30
9 February 2005	40,100	40,100	14.90	14.90
15 February 2005	15,000	15,900	14.45	14.45
28 February 2005	45,000	45,000	16.25	16.25
3 March 2005	59,000	58,400	15.75	15.75
14 March 2005	51,600	1,700	14.85	14.80
15 March 2005	50,000	3,200	14.20	14.20
16 March 2005	1,100	—	14.40	—
22 March 2005	5,000	—	15.27	—
23 March 2005	41,000	66,000	14.50	14.51
31 March 2005	19.200	19,100	14.11	14.11
1 April 2005	21,000	18,600	14.04	14.05

From3 April 2005 to the Latest Practicable Date, on a non-aggregated basis

4 April 2005	4,900	—	13.77	—
4 April 2005	—	4,900	—	13.77
4 April 2005	100	—	13.84	—
6 April 2005	25,000	—	13.51	—
6 April 2005	—	25,000	—	13.51
6 April 2005	5,200	—	13.56	—
7 April 2005	4,400	—	13.38	—
7 April 2005	—	100	—	14.03
8 April 2005	10,000	—	13.90	—
13 April 2005	15,700	—	14.10	—
13 April 2005	—	15,700	—	14.10
13 April 2005	—	100	—	14.20
15 April 2005	15,000	—	14.07	—
15 April 2005	—	15,000	—	14.07
18 April 2005	8,100	—	14.04	—
18 April 2005	—	8,100	—	14.04
20 April 2005	4,800	—	14.05	—
21 April 2005	200	—	14.20	—
26 April 2005	—	100	—	14.40
27 April 2005	50,000	—	14.08	—
27 April 2005	—	28,000	—	14.08
28 April 2005	65,000	—	14.25	—

Note:	The prices in relation to aggregated transactions represent prices calculated on a volume weighted average basis.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

The table below shows the dealings for value by Citigroup Global Markets Asia Limited and its affiliates for their own accounts or dealings conducted by Citigroup Global Markets Asia Limited and its affiliates in HTIL Shares during the Disclosure Period:

		Number of HTIL Shares involved		Price paid for each HTIL Share (HK$) (Note 1)
Period of transaction		Buy	Sell	Buy price	Sell price
From 3 November 2004 to 2 February 2005, aggregated on a weekly basis

Start	End
22 November 2004	28 November 2004	3,400,000	500,000	6.18	6.10
29 November 2004	5 December 2004	147,000	—	6.50	—
6 December 2004	12 December 2004	—	4,632	—	6.37
13 December 2004	19 December 2004	—	—	—	—
20 December 2004	26 December 2004	—	—	—	—
27 December 2004	2 January 2005	—	20,000	—	6.94
3 January 2005	9 January 2005	—	—	—	—
10 January 2005	16 January 2005	960	1,000	6.50	6.60
17 January 2005	23 January 2005	—	99,000	—	6.79
24 January 2005	30 January 2005	—	502,100	—	6.91
31 January 2005	2 February 2005	800	624,400	6.85	6.95

Date of transaction

From 3 February 2005 to 2 April 2005, aggregated on a daily basis

4 March 2005		187	—	8.00	—

From 3 April to the Latest Practicable Date, on a non-aggregated basis
29 April 2005		1,000	—	7.40	—
6 May 2005 (Note 2)		—	628	—	7.05
9 May 2005 (Note 2)		628	—	7.40	—
10 May 2005 (Note 2)		—	2,000	—	7.35

Notes:

1.	The prices in relation to aggregated transactions represent prices calculated on a volume weighted average basis.

2.	Transactions conducted by Citigroup Global Markets Asia Limited and its affiliates to correct errors relating to customer orders.

Save as disclosed above, none of the parties acting in concert with HTIL owned or controlled any HTIL Shareholdings as at the Latest Practicable Date or dealt for value in HTIL Shareholdings during the Disclosure Period.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(vi)	No person had irrevocably committed to accept or reject the Scheme or the Option Offer.

(vii)	No arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between any person and HTIL or any person acting in concert with HTIL.

(viii)	No interest in HGCH Shareholdings or HTIL Shareholdings was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with HGCH.

(b)	Other interests

As at the Latest Practicable Date:

(i)	No benefit was to be given to any HGCH Director as compensation for loss of office or otherwise in connection with the Proposal or the Option Offer; and

(ii)	no agreement, arrangement or understanding (including any compensation arrangement) existed between HTIL or any person acting in concert with HTIL and any HGCH Director, recent HGCH Director, HGCH Shareholder or recent HGCH Shareholder having any connection with or dependent upon the Proposal or the Option Offer.

(c)	HTIL Shares repurchased

During the period from 31 December 2004 to the Latest Practicable Date, HTIL did not repurchase any HTIL Shares.

4.	SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of HTIL was HK$2,500,000,000 and US$10,000 which comprised of 10,000,000,000 HTIL Shares of HK$0.25 each and 1,000,000 non-voting redeemable preference shares of US$0.01 each (“HTIL Preference Shares”). The issued share capital of HTIL as at the Latest Practicable Date was HK$1,125,000,000 which comprised of 4,500,000,000 HTIL Shares of HK$0.25 each. During the period from 31 December 2004 to the Latest Practicable Date, no HTIL Share or HTIL Preference Share was issued.

Each of the HTIL Shares, subject to the rights of the HTIL Preference Shares having priority in accordance therewith, ranks pari passu in all respects, including dividends, voting rights and capital. The following is a summary of the principal terms of the HTIL Preference Shares:

(a)	Capital and Premium

The unit price of each HTIL Preference Share shall be US$1,000.00, comprising a nominal value of US$0.01 and a share premium of US$999.99.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(b)	Payment of dividend or distribution

Holders of the HTIL Preference Shares will be entitled to be paid, in priority to any dividend or distribution in favour of holders of any other classes of shares in HTIL, a fixed cumulative dividend at a margin above the six-month London Inter-Bank Offered Rate on the total amount paid (capital and premium, if any) on the HTIL Preference Shares. The margin applicable to any particular issue of HTIL Preference Shares will be set by the HTIL Board before the relevant date of issue. The dividend will be payable half-yearly on each 30 June and 31 December following the date of issue. Such dividend may only be paid out of the accumulated and realised profits of HTIL. If and to the extent that HTIL has insufficient accumulated and realised profits and/or is subject to contractual or other restrictions on the payment of dividends on the HTIL Preference Shares on any dividend payment date, such dividend will accrue and accumulate until payment is permitted.

(c)	Return of Capital

On a return of capital on liquidation, dissolution or a winding-up, the holders of the HTIL Preference Shares will be entitled in priority to the holders of any other shares in the capital of HTIL to be paid (a) all outstanding preference dividend which has accrued and (b) the total amount paid (capital and premium, if any) on the HTIL Preference Shares.

(d)	Voting Rights

Holders of the HTIL Preference Shares will be entitled to receive notice of, and to attend, all general meetings of HTIL but not to vote on any resolution unless either HTIL has failed to redeem the HTIL Preference Shares when it is required to do so or the business of the meeting includes the consideration of a resolution for winding-up HTIL or varying the rights or privileges attached to the HTIL Preference Shares, in which case the holders of the HTIL Preference Shares will be entitled to vote on such a resolution.

(e)	Redemption

The HTIL Preference Shares shall be subject to redemption upon the following:

(i)	HTIL may at any time redeem the HTIL Preference Shares, in whole or in part and on an unlimited number of occasions, by serving a notice on the holder of such HTIL Preference Shares; and

(ii)	HTIL shall redeem any outstanding HTIL Preference Share on the date that is ten years after the date of issue of such HTIL Preference Share.

All HTIL Preference Shares not previously redeemed shall be redeemed upon the occurrence of any corporate actions, legal proceedings or other procedures or steps being taken in relation to (1) suspension of payments, a moratorium of any indebtedness, administration, provisional supervision or supervision of HTIL; (2) a composition, assignment or arrangement with any creditor of HTIL; (3) the appointment of a receiver, administrator, administrative receiver, provisional supervisor, judicial manager or other similar officer in respect of HTIL or any of its assets; or (4) enforcement of any security over any assets of HTIL. The holders of any HTIL Preference Shares shall be entitled to be paid on redemption all outstanding preference dividend which has accrued and the total amount paid (capital and premium, if any) on such HTIL Preference Shares.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(f)	Transfer

Any transfer of the HTIL Preference Shares shall be subject to the approval of the HTIL Board save that, subject to the Companies Law Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, the HTIL Preference Shares are freely transferable to subsidiaries of the controlling shareholder or of HTIL and the HTIL Directors shall register any such transfer upon being presented with an instrument of transfer.

As at the Latest Practicable Date, there were no outstanding options, warrants, derivatives or convertible securities issued by HTIL.

The following alterations in the share capital of HTIL took place within the two years preceding the Announcement Date:

(a)	As at the date of incorporation on 17 March 2004, the initial authorised share capital of HTIL was US$50,000 divided into 50,000 ordinary shares of a nominal value or par value of US$1.00 each.

(b)	On 25 March 2004, HTIL allotted and issued one ordinary share of US$1.00 for cash at par to the initial subscriber who immediately transferred the said one share to Hutchison Telecommunications Investment Holdings Limited.

(c)	On 3 September 2004, HTIL allotted and issued four ordinary shares of US$1.00 each for cash at par to Hutchison Telecommunications Investment Holdings Limited.

(d)	On 3 September 2004, the nominal value of HTIL Shares was changed from US$1.00 to HK$0.25 through the following steps:

(i)	the authorised and issued share capital of HTIL of US$50,000 and US$5.00 were re-denominated to HK$390,000 and HK$39 respectively by adopting the exchange rate of US$1.00 to HK$7.8;

(ii)	HTIL subdivided every issued and unissued share of HK$7.8 into 780 shares of HK$0.01 each;

(iii)	HTIL consolidated every 25 shares of HK$0.01 each in its issued and unissued share capital into one HTIL Share of HK$0.25; and

(iv)	the authorised share capital of HTIL was then increased from HK$390,000 to HK$2,500 million and US$10,000 by the creation of 9,998,440,000 HTIL Shares of HK$0.25 each and 1,000,000 non-voting redeemable preference shares with a nominal value of US$0.01 each.

(e)	On 22 September 2004, HTIL allotted and issued 804,917,650 HTIL Shares, credited as fully paid, to Hutchison Telecommunications Investment Holdings Limited for a consideration of HK$6,975,953,205.54.

(f)	On 22 September 2004, HTIL allotted and issued 3,695,082,194 HTIL Shares, credited as fully paid, to Hutchison Telecommunications Investment Holdings Limited as consideration for the acquisition of the entire issued share capital of HTI(C) by HTIL and for the capitalisation of the loans extended to HTI(C) by HWL and its subsidiaries (excluding the HTIL Group).

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

5.	MATERIAL CONTRACTS

The following material contracts have been entered into by members of the HTIL Group, not being contracts entered into in the ordinary course of business carried on or intended to be carried on by any member of the HTIL Group, after the date two years preceding the Announcement Date:

(a)	the agreement dated 23 July 2003 between HGCH and HIL in respect of the amendments to the terms of the convertible bond in the principal sum of HK$197,966,637.98 issued by HGCH to HIL;

(b)	the agreement dated 23 July 2003 between HGCH and DBS Nominees Private Limited in respect of the amendments to the terms of the convertible bond in the principal sum of HK$136,465,000 issued by HGCH to DBS Nominees Private Limited;

(c)	the agreement dated 28 January 2004 between HGCIH, HGCH and HIL under which HGCH conditionally agreed to acquire the entire share capital of HGCIL from HGCIH, as amended by the parties on 17 February 2004 and 8 March 2004 ;

(d)	the agreement dated 28 January 2004 between CKEL, CKHL, HGCH and CLP Telecommunications Limited, pursuant to which HGCH conditionally agreed to purchase the entire issued share capital in PNHKL from CKEL and CLP Telecommunications Limited for a consideration of approximately HK$391,000,000, as amended by the parties on 17 February 2004 and 8 March 2004 ;

(e)	the shareholders’ agreement dated 9 April 2004 between Multifaced Finstock Private Limited, CGP India Investments Limited and Telecom Investments (India) Private Limited in respect of Telecom Investments (India) Private Limited;

(f)	the shareholders’ agreement dated 9 April 2004 between Asian Telecommunications Investments (Mauritius) Limited, UMT Investments Limited and Usha Martin Telematics Limited in respect of Usha Martin Telematics Limited;

(g)	the instrument of transfer dated 18 June 2004 under which Colonial Nominees Limited sold one share of NIS0.01 in Partner Communications Company Ltd. (“Partner”) to Advent Investments Pte Limited for a consideration of NIS0.01;

(h)	the agreement dated 19 June 2004 between Aircel Digilink India Limited and Aircel Televentures Limited in respect of the acquisition of 100% of Aircel Limited and Aircel Cellular Limited;

(i)	the sale and purchase agreement dated 21 June 2004 pursuant to which Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.) sold one share of Euro 5.00 in H3G S.p.A. to Hutchison 3G Italy Investments S.à r.l. for a consideration of Euro 5.00;

(j)	the sale and purchase agreement dated 16 July 2004 under which Essar Telecom India Holdings Limited sold 4 “B” shares of US$1.00 each in Hutchison Telecommunications (India) Limited, together with shareholders loan of US$20,725,963.12 to HTI (BVI) Holdings Limited for an aggregate consideration of US$76,633,333;

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(k)	the sale and purchase agreement dated 17 September 2004 under which Hutchison Telecommunications Limited (“HTL”) sold one share of US$1.00 in Hutchison Telecommunications (HK) Holdings Limited, representing the entire issued share capital of this company, to HTI (BVI) Holdings Limited for a consideration of US$1.00;

(l)	the loan agreement dated 17 September 2004 under which HTI(C) borrowed HK$5,730,750,453.92, US$1,045,420,154.48 and THB46,695,829.29 from Hutchison Telecommunications Investment Holdings Limited;

(m)	the loan agreement dated 17 September 2004 under which HTI(HK) borrowed HK$6,975,953,205.54 from HIL;

(n)	the loan assignment agreement dated 17 September 2004 under which HIL transferred a debt of HK$2,901,752,190 owed to it by Whampoa Holdings Limited to HTI(C) for a consideration of HK$2,901,752,190;

(o)	the loan assignment agreement dated 17 September 2004 under which HIL transferred a debt of HK$1,533,025,582.14 owed to it by Hutchison Telephone Company Limited to HTI(HK) for a consideration of HK$1,533,025,582.14;

(p)	the loan assignment agreement dated 17 September 2004 under which HIL transferred a debt of HK$1,505,759,165.72 owed to it by Hutchison Telecommunication Services Limited to HTI(HK) for a consideration of HK$1,505,759,165.72;

(q)	the loan assignment agreement dated 17 September 2004 under which HIL transferred a debt of HK$508,567,357.68 owed to it by Hutchison 3G HK Limited to HTI(HK) for a consideration of HK$508,567,357.68;

(r)	the loan assignment agreement dated 17 September 2004 under which HIL transferred a debt of HK$8,601,100 owed to it by Hutchison Telecommunications (Hong Kong) Limited to HTI(HK) for a consideration of HK$8,601,100;

(s)	the loan agreement dated 20 September 2004 under which HGCIH borrowed HK$170,966,638 from HTI(C);

(t)	the sale and purchase agreement dated 20 September 2004 under which HIL sold 569,888,793 shares of HK$0.10 each in HGCH, representing approximately 8.26% of the issued share capital of this company, to HGCIH for a consideration of HK$170,966,638;

(u)	the loan agreement dated 20 September 2004 under which HTI (BVI) Holdings Limited borrowed HK$670,910,125 from HTI(C);

(v)	the sale and purchase agreement dated 20 September 2004 under which HTL sold 320 shares of US$1.00 each in HGCIH, representing the entire issued share capital of this company, to HTI (BVI) Holdings Limited for a consideration of HK$3,870,910,128;

(w)	the loan assignment agreement dated 20 September 2004 under which HIL transferred a loan facility of HK$1,000,000,000 with an outstanding loan of HK$310,827,962.40 owed to it by HGCH to HTI(HK) for a consideration of HK$310,827,962.40;

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(x)	the loan assignment agreement dated 20 September 2004 under which HIL transferred a debt of HK$3,400,000,000 owed to it by HGCL to HTI(HK) for a consideration of HK$3,400,000,000;

(y)	the transfer agreement dated 20 September 2004 under which Mangere transferred a HK$3,200,000,000 convertible note, issued by HGCH, to HTI(C) for a consideration of HK$3,200,000,000;

(z)	the loan assignment agreement dated 20 September 2004 under which Mangere transferred a debt of HK$3,200,000,000 owed to HGCIH to HTI(C) for a consideration of HK$3,200,000,000;

(aa)	the transfer agreement dated 20 September 2004 under which HIL transferred a deposit of HK$1,683,793,928 deposited to it by HGCIH to HTI(C) for a consideration of HK$1,683,793,928;

(bb)	the loan agreement dated 17 September 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed US$4,070,870 from HTI(C);

(cc)	the sale and purchase agreement dated 17 September 2004 under which Hutchison Telecommunications (Malaysia) Limited sold 10,350,000 shares of THB 10 each in Hutchison MultiMedia Services (Thailand) Limited, representing 45% of the issued share capital of this company, to Hutchison Telecommunications International (Thailand) Holdings Limited for a consideration of US$4,070,870;

(dd)	the loan agreement dated 17 September 2004, under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed THB46,695,829.29 from HTI(C);

(ee)	the loan assignment agreement dated 17 September 2004, under which Hutchison Telecommunications (Malaysia) Limited transferred a debt of THB22,717,434.61 owed to it by Hutchison MultiMedia Services (Thailand) Limited to Hutchison Telecommunications International (Thailand) Holdings Limited for a consideration of THB22,717,434.61;

(ff)	the loan assignment agreement dated 17 September 2004, under which Hutchison Telecommunications (Malaysia) Limited transferred a debt of THB23,978,394.68 owed to it by Hutchison Telecommunications (Thailand) Co. Limited to Hutchison Telecommunications International (Thailand) Holdings Limited for a consideration of THB23,978,394.68;

(gg)	the sale and purchase agreement dated 17 September 2004 under which HTL sold one share of US$1.00 in CGP Investments (Holdings) Limited, representing the entire issued share capital of this company, to HTI (BVI) Holdings Limited for a consideration of US$1.00;

(hh)	the loan assignment agreement dated 17 September 2004, under which HTL transferred a debt of US$72,057,140 owed to it by CGP Investments (Holdings) Limited to HTI(C) for a consideration of US$72,057,140;

(ii)	the loan assignment agreement dated 17 September 2004, under which HTL transferred a debt of HK$52,494,000 owed to it by Hutchison Telecommunications Investment Limited to HTI(C) for a consideration of HK$52,494,000;

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(jj)	the sale and purchase agreement dated 17 September 2004 under which HTL sold one share of US$1.00 in Fairglass Limited, representing the entire issued share capital of this company, to HTI (BVI) Holdings Limited for a consideration of US$1.00;

(kk)	the loan assignment agreement dated 17 September 2004, under which HTL transferred a debt of HK$187,175,382.19 owed to it by Fairglass Limited to HTI(C) for a consideration of HK$187,175,382.19;

(ll)	the loan assignment agreement dated 17 September 2004, under which HTL transferred a debt of US$53,667,740 owed to it by Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.) to HTI(C) for a consideration of US$53,667,740;

(mm)	the sale and purchase agreement dated 17 September 2004 under which HTL sold 6 “A” shares of US$1.00 each in Hutchison Telecommunications (India) Limited, representing 60% of the issued share capital of this company, to HTI (BVI) Holdings Limited, for a consideration of US$6.00;

(nn)	the loan assignment agreement dated 17 September 2004, under which HTL transferred a debt of US$31,377,964 owed to it by Hutchison Telecommunications (India) Limited to HTI(C) for a consideration of US$31,377,964;

(oo)	the loan assignment agreement dated 17 September 2004, under which HTL transferred a debt of US$729,520,176 owed to it by CGP Investments (Holdings) Limited to HTI(C) for a consideration of US$729,520,176;

(pp)	the sale and purchase agreement dated 17 September 2004 under which HTL sold one share of US$1.00 in Kuwata Limited, representing the entire issued share capital of this company, to HTI (BVI) Holdings Limited for a consideration of US$1.00;

(qq)	the loan assignment agreement dated 17 September 2004, under which HTL transferred a debt of HK$122,630,114.73 owed to it by Certwell Limited to HTI(C) for a consideration of HK$122,630,114.73;

(rr)	the loan assignment agreement dated 17 September 2004, under which HTL transferred a debt of US$18,455,133 owed to it by Kasapa Telecom Limited to HTI(C) for a consideration of US$18,455,133;

(ss)	the sale and purchase agreement dated 18 September 2004 under which HTL sold one share of US$1.00 in Pearl Charm Limited, representing the entire issued share capital of this company, to HTI (BVI) Holdings Limited for a consideration of US$1.00;

(tt)	the loan agreement dated 18 September 2004 under which Widcombe Limited borrowed US$27,606,826.23 from HTI(C);

(uu)	the acknowledgement of debt and advances assignment agreement dated 18 September 2004, under which HTL acknowledged a debt of US$23,646,826.43 owed to it by Widcombe Limited and transferred a debt of US$3,960,000 owed to it by Hutchison Telecommunications Paraguay S.A. to Widcombe Limited for a consideration of US$3,960,000;

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(vv)	the loan assignment agreement dated 18 September 2004 under which HTL transferred a debt of US$33,612,514.18 owed to it by Widcombe Limited to HTI(C) for a consideration of US$33,612,514.18;

(ww)	the loan assignment agreement dated 18 September 2004, under which HTI (1993) Holdings Limited transferred a debt of HK$12,992,416.41 owed to it by Wellington Gardens Limited to HTI(C) for a consideration of HK$12,992,416.41;

(xx)	the loan assignment agreement dated 18 September 2004, under which HTI (1993) Holdings Limited transferred a debt of HK$338,144,583.59 owed to it by Widcombe Limited to HTI(C) for a consideration of HK$338,144,583.59;

(yy)	the loan assignment agreement dated 18 September 2004, under which HTL transferred a debt of HK$15,603,400 owed to it by Pearl Charm Limited to HTI(C) for a consideration of HK$15,603,400;

(zz)	the loan agreement dated 17 September 2004 under which Advent Investments Pte Limited borrowed US$75,051,790.77 from Hutchison OMF Limited;

(aaa)	the instrument of transfer dated 17 September 2004 under which Hutchison Telecommunications (Amsterdam) B.V. sold 16,318,920 shares of NIS0.01 each in Partner, representing approximately 8.91% of the issued share capital of Partner, to Advent Investments Pte Limited for a consideration of US$75,051,790.77;

(bbb)	the loan agreement dated 17 September 2004 under which Hutchison Telecommunications (Cyprus) Limited borrowed US$75,051,790.77 from HTI(C);

(ccc)	the loan agreement dated 17 September 2004 under which Hutchison Telecommunications International (Netherlands) B.V. borrowed US$75,051,790.77 from Hutchison Telecommunications (Cyprus) Limited;

(ddd)	the instrument of transfer dated 17 September 2004 under which Advent Investments Pte Limited sold 16,318,920 shares of NIS0.01 each in Partner, representing approximately 8.91% of the issued share capital of Partner, to Hutchison Telecommunications International (Netherlands) B.V. for a consideration of US$75,051,790.77;

(eee)	the deposit transfer agreement dated 17 September 2004 under which HTL transferred deposits of HK$167,615,387 and HK$90,509,081 deposited with it by Advent Investments Pte Limited and Amber International Holdings Inc. respectively to HTI(C);

(fff)	the sale and purchase agreement dated 22 September 2004 under which HTL sold 10 shares of US$1.00 each in Amber International Holdings Inc., representing the entire issued share capital of this company, to HTI(C) for a consideration of US$10.00;

(ggg)	the loan agreement dated 22 September 2004 under which HTI(HK) borrowed HK$6,975,953,205.54 from HTIL;

(hhh)	the sale and purchase agreement dated 22 September 2004 under which Hutchison Telecommunications Investment Holdings Limited sold two shares of HK$1.00 each in HTI(HK), representing the entire issued share capital of this company, to HTIL for a consideration of HK$2.00;

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(iii)	the share purchase and loan transfer agreement dated 22 September 2004 under which Hutchison Telecommunications Investment Holdings Limited (i) sold one share of US$1.00 in HTI(C), representing the entire share capital of this company; and (ii) transferred loans of HK$5,730,750,453.92, US$1,045,420,154.18 and THB46,695,829.29 to HTI(C) to HTIL for a consideration of 3,695,082,194 ordinary shares in HTIL;

(jjj)	the sale and purchase agreement dated 17 September 2004 under which HTHK Limited sold one share of US$1.00 in Hutchison Mobile Communications Limited, representing the entire issued share capital of this company, to HTL for a consideration of US$1.00;

(kkk)	the sale and purchase agreement dated 17 September 2004 under which HTHK Limited sold one share of US$1.00 in Tegor Limited, representing the entire issued share capital of this company, to HTL for a consideration of US$1.00;

(lll)	the transfer and declaration of trust deed dated 17 September 2004 whereby Whampoa Holdings Limited transferred its beneficial interests in 37,821 shares of ARS1.00 each in Hutchison Telecommunications Argentina S.A., representing 90.95% of the issued share capital of this company, and its rights in respect of irrevocable capital contributions in the amount of ARS112,943,945 (subsequently adjusted for inflation to ARS135,449,606.43) made by it to Hutchison Telecommunications Argentina S.A. for a consideration of HK$285,298,013.94;

(mmm)	the sale and purchase agreement dated 17 September 2004 under which Array Holdings Limited sold two shares of US$1.00 each in Hutchison Tele-Services (India) Holdings Limited, representing the entire issued share capital of this company, to HTL for a consideration of US$2.00.

(nnn)	the tax indemnity deed dated 24 September 2004 under which HTL provided an indemnity in respect of tax liability prior to 22 September 2004 in respect of companies accounted for in the combined financial statements of the HTIL Group for the year ended 31 December 2003 and as at 31 December 2003;

(ooo)	the non-competition agreement dated 24 September 2004 entered into between HTIL and HWL;

(ppp)	the loan agreement dated 24 September 2004, pursuant to which HIL agreed to make available a back-to-back loan facility in the amount of HK$1,000,000,000 to HTI(HK);

(qqq)	the IPR framework agreement dated 24 September 2004 between HIL and HTIL, pursuant to which HIL will procure that HWL and its subsidiaries (other than the HTIL Group) grant licences to members of the HTIL Group to use brands and other intellectual property rights;

(rrr)	the registration rights agreement dated 24 September 2004 between HWL, CKHL and HTIL, pursuant to which HWL and the subsidiary of CKHL will be granted the right to have their HTIL Shares held through wholly-owned subsidiaries included in any registration statement (or equivalent) filed by HTIL with the relevant securities authorities for the purposes of the public sale of HTIL Shares in the United States and/or Hong Kong;

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(sss)	the option agreement dated 17 September 2004 entered into between HTIL and HTL relating to Hutchison Telecommunications Argentina S.A.;

(ttt)	the ETH pass through agreement dated 24 September 2004 between HTI (1993) Holdings Limited, HWL and Hutchison Telecom (BVI) Limited;

(uuu)	the counter-indemnity agreement dated 24 September 2004 between HTIL and HWL;

(vvv)	the Hong Kong underwriting agreement dated 27 September 2004 entered into between Hutchison Telecommunications Investment Holdings Limited, HTIL, Goldman Sachs (Asia) L.L.C. and the group of underwriters of the initial public offer for sale of shares of HTIL in Hong Kong led by Goldman Sachs (Asia) L.L.C.;

(www)	the international underwriting agreement dated 7 October 2004 in relation to the international offering of HTIL Shares entered into by Hutchison Telecommunications Investment Holdings Limited and Goldman Sachs (Asia) L.L.C., HTIL and the parties named therein as underwriters;

(xxx)	the agreement dated 1 February 2005 between Essar Teleholdings Limited, Vilsat Investments Private Limited (“Vilsat”) and Hutchison Max Telecom Limited (“HMTL”) under which Vilsat sold its entire shareholdings of 49.3% in Hutchison Essar Telecom Limited in consideration for the issuance of 49,612,857 shares, representing 14.46% of HMTL’s issued share capital;

(yyy)	the agreement dated 1 February 2005 between Al-Amin Investments Limited (“Al-Amin”) and HMTL under which Al-Amin sold its entire shareholding of 49% in Hutchison Essar South Limited in consideration for the issuance of 15,940,496 shares, representing 4.65% of HMTL’s issued share capital;

(zzz)	the agreement dated 1 February 2005 between Euro Pacific Securities Limited ( “EPS” ) and HMTL under which EPS sold its entire shareholding of 2.6% in Hutchison Essar Telecom Limited in consideration for the issuance of 2,629,091 shares, representing 0.77% of HMTL’s issued share capital;

(aaaa)	the agreement dated 1 February 2005 between IndusInd Telecom Network Limited (“IndusInd”) and HMTL under which IndusInd sold its entire shareholding of 30% in Fascel Limited in consideration for the issuance of 17,535,271 shares, representing 5.11% of HMTL’s issued share capital;

(bbbb)	the agreement dated 1 February 2005 between Mobilvest and HMTL under which Mobilvest sold its entire shareholding of 32.51% in Hutchison Essar Telecom Limited in consideration for the issuance of 32,881,788 shares, representing 9.58% of HMTL’s issued share capital;

(cccc)	the agreement dated 1 February 2005 between Usha Martin Telematics Limited (“UM Telematics”) and HMTL under which UM Telematics sold its entire shareholding of 21% in Fascel Limited in consideration for the issuance of 12,286,873 shares, representing 3.58% of HMTL’s issued share capital;

(dddd)	the agreement dated 1 February 2005 between UM Telematics and HMTL under which UM Telematics sold its entire shareholding of 33.9% in Hutchison Telecom East Limited in consideration for the issuance of 20,023,489 shares, representing 5.84% of HMTL’s issued share capital;

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(eeee)	the agreement dated 1 February 2005 between Asia Telecommunications Investment (Mauritius) Limited (“ATIM”) and HMTL under which ATIM sold its entire shareholding of 32.58% in Hutchison Telecom East Limited in consideration for the issuance of 19,238,254 shares, representing 5.61% of HMTL’s issued share capital;

(ffff)	the agreement dated 1 February 2005 between CCII (Mauritius), Inc (“CCII”) and HMTL under which CCII sold its entire shareholding of 8.66% in Hutchison Essar Telecom Limited in consideration for the issuance of 8,756,637 shares, representing 2.55% of HMTL’s issued share capital;

(gggg)	the agreement dated 1 February 2005 between Essar Teleholdings Limited (“ETH”) and HMTL under which ETH sold its entire shareholding of 33.52% in Hutchison Telecom East Limited in consideration for the issuance of 19,796,234 shares, representing 5.77% HMTL’s issued share capital;

(hhhh)	the agreement dated 1 February 2005 between Jaykay Finholding (India) Private Limited (“JKF”) and HMTL under which JKF sold its entire shareholding of 2.01% in Hutchison Essar Telecom Limited in consideration for the issuance of 2,033,170 shares, representing 0.59% of HMTL’s issued share capital;

(iiii)	the agreement dated 1 February 2005 between Prime Metals Limited (“Prime Metals”) and HMTL under which Prime Metals sold its entire shareholding of 5.2% in Hutchison Essar Telecom Limited in consideration for the issuance of 5,258,182 shares, representing 1.53% of HMTL’s issued share capital;

(jjjj)	the agreement dated 1 February 2005 between Trans Crystal Limited (“TCL”) and HMTL under which TCL sold its entire shareholding of 49% in Fascel Limited in consideration for the issuance of 28,669,371 shares, representing 8.36% of HMTL’s issued share capital;

(kkkk)	the termination agreement dated 7 March 2005 between Aircel Tele Ventures Limited and Aircel Digilink India Limited under which the parties agreed to terminate the agreement made by the parties on 19 June 2004 for the sale and purchase of the entire issued and paid up share capital in Aircel Limited and Aircel Cellular Limited;

(llll)	the share buy back agreement dated 7 February 2005 between Partner and Elbit Ltd, Eurocom Communications Ltd, Polar Communications Ltd, Matav Investments Ltd and Matav Cable Systems Media Ltd pursuant to which Partner bought back approximately 18% of its issued share capital at a price of NIS 32.2216 per share; and

(mmmm)	the share purchase agreement dated 9 March 2005 between PT Asia Mobile, Asia Telecommunications Technology Ltd, Young Crown Mobile Ltd and Hutchison Telecommunications International (Netherlands) B.V. with respect to the acquisition of 60% of the issued share capital of PT Cyber Access Communications for consideration, before any adjustment, of US$120 million as subsequently amended on 28 April 2005.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

6.	MATERIAL LITIGATION

As at the Latest Practicable Date and save as disclosed below, no member of the HTIL Group was engaged in litigation or arbitration of material importance and, so far as the HTIL Directors are aware, no litigation or claim of material importance is pending or threatened by or against any member of the HTIL Group.

The sales tax authorities of each of the state governments where the Indian Operating Companies operate in India have instituted proceedings (or are in the process of completing their assessments with a view to doing so), against each of the Indian Operating Companies, claiming sales tax is payable in respect of revenues earned from air time, activation fees and/or monthly subscription fees. The majority of the other mobile telecommunications operators and fixed-line operators in India, including the government controlled telecommunications companies, have been involved in similar proceedings and in some cases the matter is pending before the Supreme Court of India. In all cases where proceedings have been instituted, the Indian Operating Companies have obtained stay orders against demands and recovery action instituted by the sales tax authorities pending a final decision on the substantive case. Further details can be found in the HTIL Prospectus. There have been no material developments since the date of the HTIL Prospectus.

7.	MISCELLANEOUS

(a)	The emoluments of the HTIL Directors will not be affected by the Scheme or by any other associated transaction.

(b)	The registered office of HTIL is Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies and the head office and principal place of business of HTIL in Hong Kong is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The HTIL Directors are Mr. Dennis Pok Man LUI, Mr. Tim PENNINGTON, Mr. CHAN Ting Yu, Mr. WOO Chiu Man, Cliff, Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY.

(c)	The ultimate holding company of HTIL is HWL. The controlling shareholder of HWL is Cheung Kong (Holdings) Limited. The directors of HWL are Mr. LI Ka-shing, Mr. LI Tzar Kuoi, Victor, Mr. FOK Kin-ning, Canning, Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, Mr. LAI Kai Ming, Dominic, Mr. George Colin MAGNUS, Mr. KAM Hing Lam, Mr. William SHURNIAK, Mr. Michael David KADOORIE, Mr. Holger KLUGE, Mr. Simon MURRAY, Mr. OR Ching Fai, Raymond and Mr. WONG Chung Hin.

(d)	The registered office of ABN AMRO is 40th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The registered office of Citigroup Global Markets Asia Limited is 50/F Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong.

(e)	All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme and the Option Offer into effect will be borne by HTIL if the Scheme does not become effective and by HTIL and HGCH (insofar as they relate to each of them) if the Scheme becomes effective.

(f)	The English text of this document and the forms of proxy shall prevail over the Chinese text.

APPENDIX IV	GENERAL INFORMATION OF THE HTIL GROUP

(g)	All announcements in relation to the Proposal and the Option Offer will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

8.	CONSENTS

ABN AMRO has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of its opinions and letters, and the references to its name, opinions or letters in the form and context in which they respectively appear.

Citigroup Global Markets Asia Limited has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they respectively appear.

APPENDIX V	DOCUMENTS AVAILABLE FOR INSPECTION

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at 10th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong from 9:00 a.m. to 5:00 p.m. on any weekday (public holidays excepted) until the Effective Date or the date on which the Scheme lapses or is withdrawn, whichever is the earliest:

(a)	the memorandum of association and bye-laws of HGCH;

(b)	the memorandum and articles of association of HTIL;

(c)	the letter of recommendation from the HGCH Independent Board Committee, the text of which is set out on page 23 of this document;

(d)	the letter of recommendation from CSFB, the text of which is set out on pages 24 to 56 of this document;

(e)	the annual reports of HGCH for the financial year ended 31 March 2003, the period of nine months ended 31 December 2003 and the financial year ended 31 December 2004, and the interim report of HGCH for the six months period ended 30 June 2004;

(f)	the annual report of HTIL for the financial year ended 31 December 2004;

(g)	the letters of consent referred to in appendices III and IV to this document;

(h)	the material contracts referred to in appendices III and IV to this document;

(i)	the service agreement of Mr. Lam Hon Nam referred to in appendix III to this document; and

(j)	a full list of aggregated dealings in HTIL Shares and ADSs referred to in appendix IV to this document.

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

The following is a sample of the Optionholder Letter being sent to the relevant Optionholders in connection with the Option Offer, including an example of the appendix to such letter.

If you are in doubt as to any aspect of this letter, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this letter, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

7 June 2005

To the Optionholders

Dear Sir or Madam,

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT 1981 OF BERMUDA

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES

FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

AND THE OPTION OFFER

INTRODUCTION

A scheme document dated the same date as this letter issued jointly by HTIL and HGCH (the “Scheme Document”) is enclosed with this letter. Terms used but not defined in this letter shall have the same meanings and construction as in the Scheme Document. This letter should be read in conjunction with the Scheme Document.

It was jointly announced by HTIL and HGCH on 3 May 2005 that on 29 April 2005, HTIL had requested the HGCH Directors to put forward the Proposal to the Scheme Shareholders for consideration, and that HTIL will make an appropriate offer to the holders of the Outstanding HGCH Share Options in accordance with the Takeovers Code. The Announcement stated that HTIL would make an appropriate offer to holders of the Outstanding HGCH Share Options in accordance with the Takeovers Code.

This letter explains the actions you may take in relation to your Outstanding HGCH Share Options.

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

COURSES OF ACTION AVAILABLE TO OPTIONHOLDERS

In summary, the choices available to you in respect of all or any of your Outstanding HGCH Share Options are:

(a)	you may exercise on or before the Record Date all or any of your Outstanding HGCH Share Options which have become exercisable in accordance with the terms of the HGCH Share Option Scheme. Any HGCH Shares issued as a result of the exercise of such Outstanding HGCH Share Options prior to the Record Date will be subject to and eligible to participate in the Scheme. Please refer to the Scheme Document for details of the Proposal and the Scheme in this regard;

(b)	to the extent any of your Outstanding HGCH Share Options is not exercised on or prior to the Record Date, you may accept the Option Offer in accordance with its terms set out in this letter below and in the Scheme Document by allowing any such unexercised options to lapse on the Record Date and elect, by not later than 4:00 p.m. on Monday, 1 August 2005 (or such later time as may be notified to you by ABN AMRO on behalf of HTIL), to receive either (but not a combination of both):

(i)	the Option Cash Alternative; or

(ii)	where available, the Option Share Alternative;

(c)	do nothing, in which case, if the Scheme shall become effective, your Outstanding HGCH Share Options will lapse on the day immediately following the Record Date but you will not receive any Option Lapsing Consideration.

Please note that if the Scheme does not become effective, the Proposal and the Option Offer will lapse and (1) to the extent you have any Outstanding HGCH Share Options not exercised, they will remain unaffected and will be exercisable during their relevant exercise periods pursuant to the terms of the HGCH Share Option Scheme; or (2) any HGCH Shares allotted and issued to you on exercise of your Outstanding HGCH Share Options will not be cancelled.

For further details, please refer to the remaining sections of this letter, the Scheme Document and the terms of the HGCH Share Option Scheme.

TERMS OF THE OPTION OFFER

On behalf of HTIL, we are making an offer, which is conditional on the Proposal becoming effective and binding, to you pursuant to the terms of the HGCH Share Option Scheme.

Outstanding HGCH Share Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option

In respect of any Outstanding HGCH Share Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option which lapse on the day immediately following the Record Date, each relevant Optionholder who accepts the Option Offer and lodges the Option Election Form by

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

the prescribed deadline will be entitled to elect to receive either the Option Share Alternative or the Option Cash Alternative as follows if the Option Offer becomes unconditional:

Exercise price of Outstanding HGCH Share Options	Option Share Alternative	Option Cash Alternative
HK$0.34	for every 20.3 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.31 in cash

HK$0.41	for every 25.1 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.24 in cash

HK$0.48	for every 32.9 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.17 in cash

You may elect either the Option Share Alternative or the Option Cash Alternative, but not a combination of both, as the form of Option Lapsing Consideration in respect of the lapsing of your Outstanding HGCH Share Options unexercised as at the Record Date.

The Option Share Alternative represents the amount (in terms of number of HTIL Shares based on the ratio of every 21 Scheme Shares for 2 HTIL Shares) by which the implied value of the Share Alternative (being approximately HK$0.7048 based on the closing price of HK$7.40 per HTIL Share on 29 April 2005, the trading day immediately prior to the Announcement Date) exceeds the exercise price of the relevant Outstanding HGCH Share Option. Fractions of HTIL Shares will not be issued or transferred to the relevant Optionholders. The number of HTIL Shares to be issued or transferred to each relevant Optionholder under the Option Offer will be rounded down to the nearest integer.

The Option Cash Alternative represents the “see-through” price of that Outstanding HGCH Share Option, being the amount by which the value of the Cash Alternative exceeds the exercise price of that Outstanding HGCH Share Option.

Outstanding HGCH Share Options with an exercise price of HK$0.94 per Option

In respect of any Outstanding HGCH Share Options with an exercise price of HK$0.94 per Option which lapse on the day immediately following the Record Date, if you accept the Option Offer and lodge the Option Election Form by the prescribed deadline, you will be entitled to receive HK$0.01 for every 50,000 Outstanding HGCH Share Option held by you unexercised as at the Record Date as Option Lapsing Consideration, which is a nominal sum considering that the exercise price of such Options exceeds the value of the Cash Alternative. You are not entitled to elect the Option Share Alternative.

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

General

The Option Offer is conditional upon the Proposal becoming effective and binding. The conditions of the Proposal are set out on pages 60 to 62 of the Scheme Document.

Your attention is drawn to the letter from the HGCH Independent Board Committee to the HGCH Independent Shareholders and the Optionholders set out on page 23 of the Scheme Document and the letter from CSFB to the HGCH Independent Board Committee set out on pages 24 to 56 of the Scheme Document which contain the recommendations of the HGCH Independent Board Committee and of CSFB, respectively, in relation to the Scheme and the Option Offer.

OUTSTANDING HGCH SHARE OPTIONS HELD AS AT THE LATEST PRACTICABLE DATE

Information on the Outstanding HGCH Share Options held by you as at the Latest Practicable Date is set out in the Appendix to this letter. If there is any exercise of your Options after the Latest Practicable Date, you may accept the Option Offer only in respect of such Outstanding HGCH Share Options which remain unexercised as at the Record Date.

ACCEPTANCE, ELECTION AND PAYMENT

Assuming that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting and the Scheme becomes effective on Friday, 15 July 2005 (Bermuda time), if you have Outstanding HGCH Share Options that have not been exercised on or prior to the Record Date, the Option Election Form is expected to be despatched by post to you on Monday, 18 July 2005. If you wish to accept the Option Offer in respect of the lapsing of such Outstanding HGCH Share Options, you must return the Option Election Form duly completed to elect to accept the Option Offer and to elect either the Option Cash Alternative or (where available) the Option Share Alternative, but not a combination of both, to the principal office of HTIL in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong so as to reach that address by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified to the Optionholders by ABN AMRO on behalf of HTIL.

If you have not, by 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified to you by ABN AMRO on behalf of HTIL, delivered to the principal office of HTIL in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong, a duly completed and executed Option Election Form, you will not receive any Option Lapsing Consideration.

No acknowledgement of receipt of any Option Election Form will be given.

Pursuant to the Option Offer, if you are not a Connected Optionholder, HTIL will issue new HTIL Shares to you if you validly elect the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of the lapsing of the Outstanding HGCH Share Options.

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

If you are a Connected Optionholder, to the extent that you validly elect the Option Share Alternative as the form of Option Lapsing Consideration in respect of your holdings of the Outstanding HGCH Share Options, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares to you in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Option Share Alternative satisfied on HTIL’s behalf together with any stamp duty incurred in relation to such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Option Share Alternative validly elected by any Connected Optionholder without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue or transfer of the HTIL Shares to you as an overseas Optionholder who have accepted the Option Offer and, where available, validly elected to receive the Option Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to you instead at the value of the Option Cash Alternative. On or before despatch of the Option Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Optionholders or overseas Connected Optionholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

As stated above, the Option Offer is conditional upon the Proposal becoming effective and binding. Unless the Proposal becomes effective and binding, and therefore the Option Offer becomes unconditional, on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court on the application of the HTIL or HGCH may allow), the Option Offer will lapse.

Assuming that the Option Offer becomes unconditional on Friday, 15 July 2005 (Bermuda time), cheques for cash entitlements for those who elect for or are entitled to the Option Cash Alternative and share certificates for the HTIL Shares for those who elect for or are entitled to the Option Share Alternative are expected to be despatched on or before Thursday, 11 August 2005.

ABN AMRO, HTIL’s financial adviser, is satisfied that sufficient financial resources are available to HTIL for the implementation of the Proposal and the Option Offer.

ODD LOT TRADING ARRANGEMENTS

In order to facilitate the trading of odd lots of HTIL Shares issued (or, in the case of a Connected Optionholder, transferred by the HWL Vendor) under the Option Share Alternative, HTIL has appointed the Agent to provide the service to match the sale and purchase of odd lots of such HTIL Shares during the period from Friday, 29 July 2005 to Monday, 31 October 2005, both days inclusive. Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Option Share Alternative who wish to take advantage of this facility may contact the Agent during the aforesaid period as follows:

Contact Person	Telephone number
Law, Pak Hong Passe	(852) 2867 6663
Vice President, Trading Department

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Option Share Alternative should note that the matching of the sale and purchase of odd lots of HTIL Shares is not guaranteed. Such HTIL Shareholders are advised to consult their professional advisers if they are in doubt about the facility described above.

EXERCISE OR LAPSE OF OPTIONS

If the Scheme becomes effective, any Options that are not exercised on or prior to the Record Date will automatically lapse. However, you may accept the Option Offer in accordance with its terms set out in this letter below and in the Scheme Document and elect whether to accept the Option Offer and, if so, elect either (but not a combination of both) the Option Cash Alternative or (where available) the Option Share Alternative.

If the Scheme does not become effective, all Options which have not been exercised will remain unaffected and will be exercisable during their relevant exercise periods pursuant to the terms of the HGCH Share Option Scheme.

GENERAL

(a)	All communications, notices, Option Election Forms, cheques, certificates and other documents of any nature to be delivered by or sent to or from the Optionholders will be delivered by or sent to or from them, or their designated agents, at their risk, and none of ABN AMRO, HTIL or HGCH accepts any liability for any loss or any other liabilities whatsoever which may arise as a result.

(b)	Acceptance of the Option Offer by any Optionholder will be deemed to constitute a warranty by such Optionholder that:

(i)	the Outstanding HGCH Share Options are still outstanding and valid at the date of such acceptance; and

(ii)	the Outstanding HGCH Share Options are free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights.

Any breach of such warranties as at the date of acceptance will make such acceptance invalid.

(c)	The provisions set out in the Option Election Form form part of the terms of the Option Offer.

(d)	The Option Offer and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e)	Due execution of the Option Election Form in respect of the Option Offer will constitute an authority to ABN AMRO, HTIL, any HTIL Director or their respective agents to complete and execute on behalf of the accepting Optionholders, the Option Election Form and any document and to do any other act that may be necessary or expedient for the purpose of vesting in HTIL, or such person or persons as HTIL shall direct, all rights of the Optionholders in respect of the Outstanding HGCH Share Options which are the subject of such acceptance.

Yours faithfully
for and on behalf of
ABN AMRO Asia Corporate Finance Limited
Matthew Kirkby Michael Bracken

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

APPENDIX

(for holders of Outstanding HGCH Share Options with exercise prices ranging from

HK$0.34 to HK$0.48 per Option)

Outstanding HGCH Share Options held as at the Latest Practicable Date

Name of Optionholder:		Mr. ABC
Date of grant of Outstanding HGCH Share Options:
Outstanding HGCH Share Options unexercised1:	(A)

Option Cash Alternative
Cash Alternative (HK$):	(B)	0.65
Exercise price of Outstanding HGCH Share Options2:	(C)	[•]
See-through price:	(D = B -C)	[•]

If you accept the Option Offer and validly elect the Option Cash Alternative in respect of your Outstanding HGCH Share Options unexercised as at the Record Date and the Option Offer becomes unconditional, you will receive (HK$)3:

	(E = A x D)	[•]

Option Share Alternative
Implied approximate value of Share Alternative (HK$):	(F)	0.6952
Exercise price of Outstanding HGCH Share Options2:	(G)	[•]
See-through price:	(H = F -G)	[•]
Number of HTIL Shares for each Option:	(I) [4]	[•]

If you accept the Option Offer and validly elect the Option Share Alternative in respect of your Outstanding HGCH Share Options unexercised as at the Record Date and the Option Offer becomes unconditional, you will receive the following number of HTIL Shares:

	(J = A x I)	[•]

Notes:

1.	This represents your number of Outstanding HGCH Share Options as at the Latest Practicable Date. The Option Offer is made in respect of your Outstanding HGCH Share Options which lapse on the day immediately following the Record Date.

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

2.	As adjusted since the date of grant up to and including the Latest Practicable Date.

3.	This represents the cash you will receive if you accept the Option Offer and validly elect the Option Share Alternative in respect of your Outstanding HGCH Share Options (assuming none of which has been exercised since the Latest Practicable Date) which lapse on the day immediately following the Record Date, in the event that the Option Offer becomes unconditional.

4.	(I) shall be 1/20.3, 1/25.1 or 1/32.9 for Outstanding HGCH Share Options with exercise prices of HK$0.34, HK$0.41 or HK$0.48 per Option respectively.

5.	Information on Outstanding HGCH Share Options held by you has been provided by HGCH. In case of any dispute, the records of HGCH as to numbers of Outstanding HGCH Share Options and the calculations of ABN AMRO and/or HTIL shall be final and binding on you.

APPENDIX VI	SAMPLE OF OPTIONHOLDER LETTER

APPENDIX

(for holders of Outstanding HGCH Share Options with an exercise price of

HK$0.94 per Option)

Outstanding HGCH Share Options held as at the Latest Practicable Date

Name of Optionholder:		Mr. ABC

Date of grant of Outstanding HGCH Share Options:

Outstanding HGCH Share Options unexercised1:	(K)	[•]

Option Cash Alternative

Option Cash Alternative (HK$):	HK$0.01 for every 50,000 Outstanding HGCH Share Options held by the Option holder unexercised as at the Record Date

Exercise price of Outstanding HGCH Share Options (HK$)2:	0.94	0.94

If you accept the Option Offer in respect of your Outstanding HGCH Share Options unexercised as at the Record Date and the Option Offer becomes unconditional, you will receive (HK$)3:	(L=0.01 X K/50,000)	[•]

Option Share Alternative	not available

Notes:

1.	This represents your number of Outstanding HGCH Share Options as at the Latest Practicable Date. The Option Offer is made in respect of your Outstanding HGCH Share Options which lapse on the day immediately following the Record Date.

2.	As adjusted since the date of grant up to and including the Latest Practicable Date.

3.	This represents the cash you will receive if you accept the Option Offer in respect of your Outstanding HGCH Share Options (assuming none of which has been exercised since the Latest Practicable Date) which lapse on the day immediately following the Record Date, in the event that the Option Offer becomes unconditional.

4.	Information on Outstanding HGCH Share Options held by you has been provided by HGCH. In case of any dispute, the records of HGCH as to numbers of Outstanding HGCH Share Options and the calculations of ABN AMRO and/or HTIL shall be final and binding on you.

SCHEME OF ARRANGEMENT

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

2005: NO. 176

IN THE MATTER OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

and

IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

SCHEME OF ARRANGEMENT

between

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

and

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

“associates”	has the meaning ascribed to such expression under the Takeovers Code

“Cancellation Consideration”	means the Share Alternative or the Cash Alternative

“Cash Alternative”	means the cash alternative under the Scheme

“Company”	means Hutchison Global Communications Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 757)

“Companies Act”	means the Companies Act 1981 of Bermuda

“connected person”	has the meaning ascribed to such expression under the Rules Governing the Listing of Securities on the Stock Exchange

SCHEME OF ARRANGEMENT

“Connected Scheme Shareholder”	means any Scheme Shareholder who is a connected person of HWL or of HTIL

“Controlling Shareholders”	means HTIL and its subsidiaries

“Court”	means the Supreme Court of Bermuda

“Effective Date”	means the date on which this Scheme becomes effective in accordance with paragraph 8 of this Scheme

“Election Date”	means Monday, 1 August 2005 or such other date as shall be announced by the Company

“Election Form”	means a form of election to be completed by the Scheme Shareholders for election, pursuant to the Scheme, of either the Cash Alter native or the Share Alternative

“Excluded Persons”	means the Controlling Shareholders and parties acting in concert with any of them

“Executive”	means the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any delegate for the time being of the Executive Director

“HTIL”	means Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose American depositary shares (each representing ownership of 15 HTIL Shares) are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“HTIL Shares”	means ordinary share(s) in the share capital of HTIL with a nominal value of HK$0.25 each, trading in board lots of 1,000 HTIL Shares on the Main Board of the Stock Exchange

“HWL”	means Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and a holder, through the HWL Vendor, of approximately 70.16% of HTIL Shares in issue as at the Latest Practicable Date

“HWL Vendor”	means such wholly owned subsidiary of HWL as is the direct holder of approximately 70.16% of HTIL Shares in issue as at the Latest Practicable Date

“HWL Vendor Share Arrangement”	means the arrangement whereby HTIL will procure the HWL Vendor to transfer HTIL Shares to any Connected Scheme Shareholders who validly elect the Share Alternative as the form of the Cancellation Consideration

SCHEME OF ARRANGEMENT

“Latest Practicable Date”	means 3 June 2005 being the latest practicable date prior to printing of the document sent to, inter alia, Shareholders dated 7 June 2005 in which this Scheme is contained

“Proposal”	means the proposal for the privatisation of the Company by HTIL by way of the Scheme

“Record Date”	means 9:00 p.m. (Hong Kong time) on Friday, 15 July 2005 or such other time and date as shall have been announced to the Shareholders

“Register”	means the register of members of the Company

“Scheme”	means this scheme of arrangement in its present form or with or subject to any modification or addition or condition which the Court may approve or impose

“Scheme Shareholder(s)”	means holder(s) of the Scheme Shares

“Scheme Share(s)”	means the Shares in issue as at the Record Date which are not beneficially owned by the Controlling Shareholders

“Share Alternative”	means the share alternative under the Scheme

“Shareholder(s)”	means (a) registered holder(s) of Shares

“Share(s)”	means share(s) of HK$0.10 each in the share capital of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Takeovers Code”	means the Code on Takeovers and Mergers

“HK$”	means Hong Kong dollars

(B)	The Company was incorporated on 29 November 1993 in Bermuda under the Companies Act with an authorised share capital of HK$100,000 divided into 1,000,000 Shares and as of the Latest Practicable Date had an authorised share capital of HK$3,000,000,000 divided into 30,000,000,000 Shares of which 6,903,975,961 have been issued and are fully paid or credited as fully paid.

(C)	On the Latest Practicable Date, the Excluded Persons beneficially owned an aggregate of 4,198,244,628 Shares fully paid as follows:

Excluded Persons	Number of Shares
Controlling Shareholders	3,626,888,793
Parties acting in concert with Controlling Shareholders	571,355,835

SCHEME OF ARRANGEMENT

(D)	On the Effective Date, all the Scheme Shares in issue on the Record Date will be cancelled and extinguished.

(E)	In consideration of and exchange for the cancellation and extinguishment of each of the Scheme Shares, all Scheme Shareholders will be entitled to receive either:

(a)	for every 21 Scheme Shares, 2 HTIL Shares; or

(b)	for each Scheme Share, HK$0.65 in cash.

Each Scheme Shareholder may elect either the Share Alternative or the Cash Alternative, but not a combination of both, as the form of Cancellation Consideration in respect of its holding of the Scheme Shares.

Pursuant to the Proposal, HTIL will issue new HTIL Shares to any Scheme Shareholder (not being a Connected Scheme Shareholder) validly electing the Share Alternative as the form of Cancellation Consideration in respect of its holding of the Scheme Shares.

Following the Scheme becoming effective, to the extent that any Connected Scheme Shareholders validly elect the Share Alternative as the form of Cancellation Consideration in respect of their holdings of the Scheme Shares, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Share Alternative satisfied on HTIL’s behalf together with any stamp duty incurred in relation to such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Share Alternative validly elected by any Connected Scheme Shareholder without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

However, in case where the directors of HTIL have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Scheme Shareholder (or, in the case of an overseas Connected Scheme Shareholder, the transfer of HTIL Shares by HWL Vendor to such Connected Scheme Shareholder) who has validly elected to receive the Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the directors of HTIL regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment instead at the value of the Cash Alternative. On or before despatch of the Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Scheme Shareholders or Connected Scheme Shareholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

(F)	The Excluded Persons beneficially owning Shares have agreed to appear by Counsel at the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed and done by them for the purpose of giving effect to this Scheme.

SCHEME OF ARRANGEMENT

(G)	The primary purpose of this Scheme is that the Scheme Shareholders should either receive cash, in consideration of the cancellation and extinguishment of the Scheme Shares, on the basis of HK$0.65 in cash for every Scheme Share held by them, or 2 HTIL Shares for every 21 Scheme Shares held by them, and that the Company shall become wholly-owned by HTIL.

(H)	In accordance with the Takeovers Code, parties holding in aggregate 571,355,835 Scheme Shares are parties acting in concert with the Controlling Shareholders. They will not be entitled to vote at the meeting to be convened by the Court for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme.

SCHEME OF ARRANGEMENT

THE SCHEME

Part I – Cancellation and extinguishment of the Scheme Shares

1.	(a) On the Effective Date, the issued share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

(b)	The Company shall apply the amount of the credit arising in its books of account as a result of the reduction of its share capital referred to in paragraph (a) above to a reserve account in the books of account of the Company.

Part II – Consideration for cancellation of the Scheme Shares

2.	(a) In consideration of the cancellation of the Scheme Shares pursuant to paragraph 1 of this Scheme, each Scheme Shareholder will receive 2 new HTIL Shares from HTIL (or, in the case of a Connected Scheme Shareholder, 2 HTIL Shares from HWL Vendor) for every 21 Scheme Shares held and as appearing in the Register at 9:00 p.m. (Hong Kong time) on the Record Date. Fractions of HTIL Shares will not be issued or transferred to the Scheme Shareholders. The number of HTIL Shares to be issued or transferred to each Scheme Shareholder under the Scheme will be rounded down to the nearest integer.

(b)	A Scheme Shareholder may elect, by submission to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. (Hong Kong time) on the Election Date an Election Form, to receive HK$0.65 in cash for every Scheme Share held and as appearing in the Register at 9:00 p.m. (Hong Kong time) on the Record Date in substitution for the HTIL Shares under paragraph 2(a) of this Scheme.

Part III – General

3.	In any case where the directors of HTIL have been advised by legal advisers to HTIL that the allotment and issue of the new HTIL Shares to a Scheme Shareholder who has validly elected to receive new HTIL Shares (or, in the case of a Connected Scheme Shareholder, the transfer of HTIL Shares by HWL Vendor to such Connected Scheme Shareholder) under paragraph 2(a) of this Scheme may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the directors of HTIL regard as unduly onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a payment under paragraph 2(b) of this Scheme to the Scheme Shareholder instead of issuing new HTIL Shares or procuring transfer of HTIL Shares by the HWL Vendor. On or before despatch of the Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Scheme Shareholders or Connected Scheme Shareholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

4.	As from the Effective Date, all certificates representing the Scheme Shares shall cease to have effect as documents or evidence of title and every holder thereof shall be bound on the request of the Company to deliver up to the Company the certificates for his or her existing holding.

SCHEME OF ARRANGEMENT

5.	(a)	On or before ten days after the Election Date, HTIL shall send or cause to be sent to the Scheme Shareholders (as appearing in the Register at 9:00 p.m. (Hong Kong time) on the Record Date) cheques in respect of the sums payable to such Scheme Shareholders and, where applicable, certificates representing HTIL Shares.

(b)	Unless indicated otherwise in writing to the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, all such cheques and certificates shall be sent through the post (by airmail where appropriate) in prepaid envelopes addressed to such Scheme Shareholders as follows:

(i)	In the case of each sole Scheme Shareholder, to the registered address of such Scheme Shareholder as appearing in the Register as at 9:00 p.m. (Hong Kong time) on the Record Date; or

(ii)	In the case of joint Scheme Shareholders, the registered address as appearing in the Register as at 9:00 p.m. (Hong Kong time) on the Record Date of the joint Scheme Shareholder whose name then stands first in the Register in respect of the relevant joint holding.

(c)	All cheques shall be made payable to the order of, and share certificates shall be issued in the name of, the person or persons to whom, in accordance with the provisions of Clause 5(b) of this Scheme, the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to HTIL for the moneys expressed to be represented thereby.

(d)	All certificates and cheques shall be posted at the risk of the addressees and other persons entitled thereto and neither HTIL nor the Company shall be liable for any loss or delay in transmission.

(e)	On or after the day being six calendar months after the posting of the cheques pursuant to paragraph 5(b) of this Scheme, HTIL shall have the right to cancel or countermand payment of any such cheque which has not then been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in the Company’s name with a licensed bank in Hong Kong selected by the Company. The Company shall hold such monies until the expiry of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to paragraph 2(b) of this Scheme to persons who satisfy the Company that they are respectively entitled thereto, provided that the cheques referred to in paragraph 5(b) of this Scheme of which they are payees have not been cashed. Any payments made by the Company hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to paragraph 2(b) of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank in which the monies are deposited, subject, if applicable, to the deduction of interest tax or any withholding or other tax or any other deduction required by law. The Company shall exercise its absolute discretion in deter mining whether or not it is satisfied that any person is so entitled, and a certificate of the Company to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

SCHEME OF ARRANGEMENT

(f)	On the expiry of six years from the Effective Date, HTIL shall be released from any further obligation to make any payments under this Scheme and the Company shall thereafter transfer to HTIL the balance (if any) of the sums standing to the credit of the deposit account referred to in paragraph 5(e) of this Scheme including accrued interest subject, if applicable, to the deduction of interest tax or any withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

(g)	Any certificates of HTIL Shares posted to the Scheme Shareholders pursuant to paragraph 5(b) of this Scheme which have been returned or undelivered will be cancelled. The branch share registrar of HTIL in Hong Kong may at any time thereafter issue new share certificates in respect of such HTIL Shares to those Scheme Shareholders who can establish their entitlements to its satisfaction and transfer to them all accrued entitlements from the original date of allotment or transfer, as the case may be, in respect of such HTIL Shares, subject to the payment of any expenses.

(h)	The preceding sub-paragraphs of this paragraph 5 shall take effect subject to any prohibition or condition imposed by law.

6.	Each instrument of transfer and certificate validly subsisting at the Record Date in respect of a transfer or holding of any number of Scheme Shares shall, as from the Effective Date, cease to be valid for any purpose as an instrument of transfer or a certificate for Shares and every Scheme Shareholder thereof shall be bound, on the request of the Company, to deliver up to the Company the certificate(s) for its, his or her existing holding.

7.	All mandates or other instructions to the Company in force at the opening of business in Hong Kong on the Effective Date in relation to the Scheme Shares (including elections for the payment of dividends by way of scrip) shall cease to be valid as effective mandates or instructions.

8	This Scheme shall become effective as soon as a copy of the Order of the Court sanctioning this Scheme under section 99 of the Companies Act shall have been duly registered by the Registrar of Companies in Bermuda.

9.	Unless this Scheme shall have become effective on or before 31 October 2005, or such later date, if any, as HTIL and the Company may agree or as the Court on the application of the Company or HTIL may allow, this Scheme shall lapse.

10.	The Company and HTIL may jointly consent for and on behalf of all concerned to any modification(s) of or addition(s) to this Scheme or to any condition(s) which the Court may see fit to approve or impose.

11.	All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by HTIL if the Scheme does not become effective and by HTIL and the Company (insofar as they relate to each of them) if the Scheme becomes effective.

Dated 7 June 2005

NOTICE OF THE COURT MEETING

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

2005: NO. 176

IN THE MATTER OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

and

IN THE MATTER OF

the Companies Act 1981, Section 99

Notice of Meeting

NOTICE IS HEREBY GIVEN that, by an Order dated 2 June 2005 made in the above matters, the Court has directed to convene a Meeting of the Shareholders (as defined in the Scheme of Arrangement hereinafter mentioned) other than the Excluded Persons (as defined in the Scheme of Arrangement) (the “Independent Shareholders”), for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (“Scheme of Arrangement”) proposed to be made between the above-named Company (the “Company”) and the holders of Scheme Shares (as defined in the Scheme of Arrangement) and that such Meeting will be held at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong on Wednesday, 29 June 2005 at 4:00 p.m. (Hong Kong time) at which place and time all Independent Shareholders are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to section 100 of the above mentioned Act are incorporated in the printed document (the “Scheme Document”) which contains a copy of this Notice, a copy of which can be obtained from the principal office of the Company in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

The Independent Shareholders may vote in person at the said Meeting or they may appoint another person(s) whether member(s) of the Company or not, as their proxies to attend and vote in their stead. A pink form of proxy for use at the said Meeting is enclosed with the Scheme Document.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the relevant joint shareholding.

It is requested that forms appointing proxies be lodged at the principal office of the Company in Hong Kong, at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not later than 4:00 p.m. on Monday, 27 June 2005 (Hong Kong time), but if forms are not lodged they may be handed to the Chairman at the said Meeting.

NOTICE OF THE COURT MEETING

By the said Order the Court has appointed Mr. WONG King Fai, Peter, a Director of the Company, or failing him, Mr. KAN Ka Wing, Frankie, also a Director of the Company, or failing him, any other person who is a Director of the Company as at the date of the Order to act as Chairman of the said Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court and to the fulfilment or waiver of the conditions of the Proposal (as defined in the Scheme of Arrangement) set out in the Explanatory Statement.

Dated this 7th day of June 2005.

CONYERS DILL & PEARMAN Clarendon House 2 Church Street Hamilton HM 11 Bermuda Attorneys for the Company

Notes:

1.	In order to be entitled to attend and vote at the said Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, no later than 4:00 p.m. on Wednesday, 22 June 2005 (Hong Kong time).

2.	At the said Meeting, the chairman of the said Meeting will exercise his power under Bye-law 66 of the Bye-laws of the Company to put the above resolution to vote by way of a poll.

3.	The register of members of the Company will be closed from Thursday, 23 June 2005 to Wednesday, 29 June 2005, both days inclusive.

NOTICE OF THE SPECIAL GENERAL MEETING

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

NOTICE IS HEREBY GIVEN that a Special General Meeting of Hutchison Global Communications Holdings Limited (the “Company”) will be held at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong on Wednesday, 29 June 2005 (Hong Kong time) at 4:30 p.m. (or so soon thereafter as the meeting of the Shareholders (as defined in the Scheme as hereinafter mentioned) other than the Excluded Persons (as defined in the Scheme) convened by direction of the Supreme Court of Bermuda for the same day and place, shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:–

SPECIAL RESOLUTION

“THAT:–

(A)	the implementation of the Scheme of Arrangement dated 7 June 2005 (the “Scheme”) between the Company and the holders of the Scheme Shares (as defined in the Scheme) in the form of a print marked “A” produced to the Meeting and for the purpose of identification signed by the Chairman hereof with any modification or addition or condition approved or imposed by the Supreme Court of Bermuda, be and the same is hereby approved; and

(B)	for the purpose of giving effect to the Scheme on the Effective Date (as defined in the Scheme):

(i)	the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares; and

(ii)	the Company shall apply the amount of the credit arising in its books of account as a result of the reduction of its share capital referred to in sub-paragraph (i) above to a reserve account in the books of account of the Company; and

(C)	the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modification of, or addition to, the Scheme, which the Supreme Court of Bermuda may see fit to impose.”

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 7 June 2005

NOTICE OF THE SPECIAL GENERAL MEETING

Registered office

Clarendon House

Church Street

Hamilton HM 11

Bermuda

Principal Office in Hong Kong

22nd Floor

Hutchison House

10 Harcourt Road

Hong Kong

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, no later than 4:00 p.m. on Wednesday, 22 June 2005 (Hong Kong time).

2.	Only members are entitled to attend and vote at the Meeting.

3.	A white form of proxy for use at the Meeting is enclosed herewith.

4.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the principal place of business of the Company in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not later than 4:30 p.m. on Monday, 27 June 2005.

5.	At the Meeting, the chairman of the Meeting will exercise his power under Bye-law 66 of the Bye-laws of the Company to put the above resolution to vote by way of a poll.

6.	The register of members of the Company will be closed from Thursday, 23 June 2005 to Wednesday, 29 June 2005, both days inclusive.

*	For identification purposes only

Exhibit 1.3

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

FORM OF PROXY

FOR COURT MEETING ON WEDNESDAY, 29 JUNE 2005

(OR AT ANY ADJOURNMENT THEREOF)

Form of Proxy for use at the Court Meeting (or at any adjournment thereof) convened by the direction of the Supreme Court of Bermuda of the holders of the ordinary shares of HK$0.10 each in the capital of HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED (the “Company”), other than the Excluded Persons (as defined in the Scheme of Arrangement hereinafter defined)

IN THE SUPREME COURT OF BERMUDA, CIVIL JURISDICTION, 2005: NO. 176

IN THE MATTER OF HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED AND IN THE MATTER OF THE COMPANIES ACT 1981 OF BERMUDA, SECTION 99

I/We, (Note 1) _________________________________________________________________________________________________of _________________________________________________________________________, being the registered holder(s) of (Note 2)_________________________________________________ Scheme Shares (as defined in the Scheme of Arrangement hereinafter defined), HEREBY APPOINT (Note 3) _____________________________________________________________________ of ____________________________________________________________________________________________or failing him the Chairman of the Court Meeting as my/our proxy to act for me/us at the Court Meeting convened by the direction of the Supreme Court of Bermuda (or at any adjournment thereof) to be held at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong on Wednesday, 29 June 2005 at 4:00 p.m. for the purpose of considering and, if thought fit, approving (with or without modifications) the scheme of arrangement referred to in the Notice convening the Court Meeting (“Scheme of Arrangement”) and at such Court Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

FOR the Scheme of Arrangement(Note 4)	AGAINST the Scheme of Arrangement(Note 4)

Dated 2005	Signature(s) (Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS.

2.	Please insert the number of Scheme Shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Scheme Shares registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE COURT MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE SCHEME OF ARRANGEMENT, PLEASE INDICATE WITH A “✓” IN THE BOX BELOW THE BOX MARKED “FOR the Scheme of Arrangement”. IF YOU WISH TO VOTE AGAINST THE SCHEME OF ARRANGEMENT, PLEASE INDICATE WITH A “✓” IN THE BOX BELOW THE BOX MARKED “AGAINST the Scheme of Arrangement”. Failure to complete either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Court Meeting other than that referred to in the Notice convening the Court Meeting or abstain.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.	You are requested to lodge this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, with the principal office of the Company in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not later than 4:00 p.m. on Monday, 27 June 2005, or alternatively, it may be handed to the Chairman of the Court Meeting at the Court Meeting. Completion and return of this form of proxy will not preclude you from attending and voting in person at the Court Meeting if you so wish; but in the event that you attend and vote in person at the Court Meeting, this form of proxy will be deemed to have been revoked.

7.	Where there are joint holders of any Scheme Share, any one of such joint holders may vote, either in person or by proxy, at the Court Meeting, but if more than one of such joint holders are present at the Court Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint shareholding.

8.	Any votes cast by Disinterested Directors (as defined in the Scheme Document referred to in the Notice convening the Court Meeting) in respect of ordinary shares of HK$0.10 each in the capital of the Company held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code (as defined in the Scheme of Arrangement) according to the ruling granted by the Executive (as defined in the Scheme of Arrangement) on 27 May 2005 (and supplemented on 1 June 2005), but will be counted for the purposes of Section 99 of the Companies Act 1981 of Bermuda.

9.	Any alteration made to this form of proxy must be initialled by the person who signs it.

10.	At the Court Meeting, the Chairman of the meeting will exercise his power under Bye-law 66 of the Company’ s Bye-laws to put the Scheme of Arrangement to vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

*	For identification purposes only

Exhibit 1.4

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

FORM OF PROXY

FOR SPECIAL GENERAL MEETING ON WEDNESDAY, 29 JUNE 2005

(OR AT ANY ADJOURNMENT THEREOF)

I/We, (Note 1) _________________________________________________________________________________________________ of _______________________________________________________________________________________________, being the registered holder(s) of (Note 2) ____________________________________________________________________________ordinary shares of HK$0.10 each in the share capital of HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED (the “ Company”), HEREBY APPOINT (Note 3) _______________________________________________________________________ of                                                                                                                           , or failing him the Chairman of the Special General Meeting as my/our proxy to act for me/us at the Special General Meeting (or at any adjournment thereof) of the Company to be held at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’ s Road, North Point, Hong Kong on Wednesday, 29 June 2005 at 4:30 p.m. (or so soon thereafter as the Court Meeting of the holders of ordinary shares of HK$0.10 each in the capital of the Company other than the Excluded Persons (as defined in the Scheme referred to in the Notice convening the Special General Meeting) convened by the direction of the Supreme Court of Bermuda for the same day and place, shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the Special Resolution set out in the Notice convening the Special General Meeting and at such Special General Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such Special Resolution as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

RESOLUTION	FOR (Note 4)	AGAINST (Note 4)
Special Resolution to approve the implementation of the Scheme

Dated 2005	Signature(s) (Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS.

2.	Please insert the number of ordinary shares of HK$0.10 each in the capital of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares in the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE SPECIAL GENERAL MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE SPECIAL RESOLUTION, PLEASE INDICATE WITH A “3” IN THE BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE SPECIAL RESOLUTION, PLEASE INDICATE WITH A “3” IN THE BOX BELOW THE BOX MARKED “AGAINST”. Failure to complete either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Special General Meeting other than that referred to in the Notice convening the Special General Meeting or abstain. If you wish to vote part of your shares for and part of your shares against the resolution in the event that a poll is taken, please insert the number of shares in the relevant box.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.	A member entitled to attend and vote at the Special General Meeting is entitled to appoint one or more proxies to attend and vote instead of that member. A proxy need not be a member of the Company but must attend the Special General Meeting in person to represent you. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the principal place of business of the Company in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not later than 4:30 p.m. on Monday, 27 June 2005. Completion and return of this form of proxy will not preclude you from attending and voting in person at the Special General Meeting or at any adjourned meeting (as the case may be) if you so wish; but in the event that you attend and vote in person at the Special General Meeting, this form of proxy will be deemed to have been revoked.

7.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Special General Meeting, but if more than one of such joint holders are present at the Special General Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint shareholding.

8.	Any alteration made to this form of proxy must be initialled by the person who signs it.

9.	At the Special General Meeting, the Chairman of the meeting will exercise his power under Bye-law 66 of the Company’ s Bye-laws to put the Special Resolution to vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

*	For identification purposes only

Exhibit 1.5

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

ESTABLISHMENT OF HGCH INDEPENDENT BOARD COMMITTEE

AND

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

TO HGCH INDEPENDENT BOARD COMMITTEE

NOTICE OF COURT MEETING AND SPECIAL GENERAL MEETING

Independent financial adviser to the independent board committee of

Hutchison Global Communications Holdings Limited

Credit Suisse First Boston (Hong Kong) Limited

Establishment of HGCH Independent Board Committee and appointment of independent financial adviser to HGCH Independent Board Committee

The HGCH Board wishes to announce that the HGCH Independent Board Committee has been established to advise the HGCH Independent Shareholders in connection with the Proposal. The HGCH Independent Board Committee will also advise the Optionholders in relation to the Option Offer. CSFB has been appointed to act as the independent financial adviser to the HGCH Independent Board Committee in respect of the Proposal and the Option Offer.

COURT MEETING AND SPECIAL GENERAL MEETING FOR HGCH

Notices convening the Court Meeting and the special general meeting of HGCH (the “Special General Meeting”) will be given by advertisement in English in The Standard and in Chinese in Hong Kong Economic Journal on 7 June 2005.

Reference is made to the joint announcement dated 3 May 2005 made by HTIL and HGCH (the “Announcement”). Terms defined in the Announcement shall have the same meanings when used in this announcement unless the context requires otherwise.

ESTABLISHMENT OF THE HGCH INDEPENDENT BOARD COMMITTEE AND APPOINTMENT OF HGCH INDEPENDENT FINANCIAL ADVISER

The HGCH Board wishes to announce that the HGCH Independent Board Committee has been established to advise the HGCH Independent Shareholders in connection with the Proposal and to advise the holder(s) of 110,400,000 Options outstanding as at 3 June 2005 in relation to an offer to be made to them by ABN AMRO on behalf of HTIL (the “Option Offer”). The HGCH Independent Board Committee comprises Mr. Tuan Lam, who is a non-executive director of HGCH and Mr. Cheng Ming Fun, Paul and Dr. Lam Lee G., who are independent non-executive directors of HGCH.

In accordance with Rule 2.1 of the Takeovers Code, Credit Suisse First Boston (Hong Kong) Limited (“CSFB”) has been appointed to act as the independent financial adviser to the HGCH Independent Board Committee in respect of the Proposal and the Option Offer.

COURT MEETING AND SPECIAL GENERAL MEETING FOR HGCH

Notices convening the Court Meeting and the special general meeting of HGCH (the “Special General Meeting”) will be given by advertisement in English in The Standard and in Chinese in Hong Kong Economic Journal on 7 June 2005.

Further announcement will be made in relation to the Proposal and the Scheme as and when appropriate.

HGCH DIRECTORS

As at the date of this announcement, the HGCH Directors are:

Executive Directors:	Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. Tuan LAM
Mr. LAI Kai Ming, Dominic (Deputy Chairman)	Mr. YANG Paul Chunyao
Mrs. CHOW WOO Mo Fong, Susan	(alternate to Mr. Tuan Lam)
Mr. Frank John SIXT
Mr. Dennis Pok Man LUI
Mr. WONG King Fai, Peter	Independent Non-executive Directors:
Mr. KAN Ka Wing, Frankie	Mr. CHENG Ming Fun, Paul
Ms. CHAN Wen Mee, May	Mr. CHEONG Ying Chew, Henry
Mr. LAM Hon Nam	Dr. LAM Lee G.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 6 June 2005

The HGCH Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

*	For identification purposes only

A member of Hutchison Telecom Group

Exhibit 1.6

NOTICE OF THE COURT MEETING

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

2005: NO. 176

IN THE MATTER OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

and

IN THE MATTER OF

the Companies Act 1981, Section 99

Notice of Meeting

NOTICE IS HEREBY GIVEN that, by an Order dated 2 June 2005 made in the above matters, the Court has directed to convene a Meeting of the Shareholders (as defined in the Scheme of Arrangement hereinafter mentioned) other than the Excluded Persons (as defined in the Scheme of Arrangement) (the “Independent Shareholders”), for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (“Scheme of Arrangement”) proposed to be made between the above-named Company (the “Company”) and the holders of Scheme Shares (as defined in the Scheme of Arrangement) and that such Meeting will be held at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong on Wednesday, 29 June 2005 at 4:00 p.m. (Hong Kong time) at which place and time all Independent Shareholders are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to section 100 of the above mentioned Act are incorporated in the printed document (the “Scheme Document”) which contains a copy of this Notice, a copy of which can be obtained from the principal office of the Company in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

The Independent Shareholders may vote in person at the said Meeting or they may appoint another person(s) whether member(s) of the Company or not, as their proxies to attend and vote in their stead. A pink form of proxy for use at the said Meeting is enclosed with the Scheme Document.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the relevant joint shareholding.

It is requested that forms appointing proxies be lodged at the principal office of the Company in Hong Kong, at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not later than 4:00 p.m. on Monday, 27 June 2005 (Hong Kong time), but if forms are not lodged they may be handed to the Chairman at the said Meeting.

By the said Order the Court has appointed Mr. WONG King Fai, Peter, a Director of the Company, or failing him, Mr. KAN Ka Wing, Frankie, also a Director of the Company, or failing him, any other person who is a Director of the Company as at the date of the Order to act as Chairman of the said Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court and to the fulfilment or waiver of the conditions of the Proposal (as defined in the Scheme of Arrangement) set out in the Explanatory Statement.

Dated this 7th day of June 2005.	CONYERS DILL & PEARMAN
Clarendon House 2 Church Street Hamilton HM 11 Bermuda Attorneys for the Company

Notes:

1.	In order to be entitled to attend and vote at the said Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, no later than 4:00 p.m. on Wednesday, 22 June 2005 (Hong Kong time).

2.	At the said Meeting, the chairman of the said Meeting will exercise his power under Bye-law 66 of the Bye-laws of the Company to put the above resolution to vote by way of a poll.

3.	The register of members of the Company will be closed from Thursday, 23 June 2005 to Wednesday, 29 June 2005, both days inclusive.

Exhibit 1.7

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

NOTICE OF THE SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of Hutchison Global Communications Holdings Limited (the “Company”) will be held at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong on Wednesday, 29 June 2005 (Hong Kong time) at 4:30 p.m. (or so soon thereafter as the meeting of the Shareholders (as defined in the Scheme as hereinafter mentioned) other than the Excluded Persons (as defined in the Scheme) convened by direction of the Supreme Court of Bermuda for the same day and place, shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:-

SPECIAL RESOLUTION

“THAT:-

(A)	the implementation of the Scheme of Arrangement dated 7 June 2005 (the “Scheme”) between the Company and the holders of the Scheme Shares (as defined in the Scheme) in the form of a print marked “A” produced to the Meeting and for the purpose of identification signed by the Chairman hereof with any modification or addition or condition approved or imposed by the Supreme Court of Bermuda, be and the same is hereby approved; and

(B)	for the purpose of giving effect to the Scheme on the Effective Date (as defined in the Scheme):

(i)	the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares; and

(ii)	the Company shall apply the amount of the credit arising in its books of account as a result of the reduction of its share capital referred to in sub-paragraph (i) above to a reserve account in the books of account of the Company; and

(C)	the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modification of, or addition to, the Scheme, which the Supreme Court of Bermuda may see fit to impose.”

By Order of the Board

Edith Shih Company Secretary

Hong Kong, 7 June 2005

Registered office

Clarendon House

Church Street

Hamilton HM 11

Bermuda

Principal Office in Hong Kong

22nd Floor

Hutchison House

10 Harcourt Road

Hong Kong

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, no later than 4:00 p.m. on Wednesday, 22 June 2005 (Hong Kong time).

2.	Only members are entitled to attend and vote at the Meeting.

3.	A white form of proxy for use at the Meeting is enclosed herewith.

4.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the principal place of business of the Company in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not later than 4:30 p.m. on Monday, 27 June 2005.

5.	At the Meeting, the chairman of the Meeting will exercise his power under Bye-law 66 of the Bye-laws of the Company to put the above resolution to vote by way of a poll.

6.	The register of members of the Company will be closed from Thursday, 23 June 2005 to Wednesday, 29 June 2005, both days inclusive.

*	For identification purposes only

A member of Hutchison Telecom Group

Exhibit 1.8

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. The ordinary shares of HTIL have not been, and will not be, registered with the U.S. Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about HTIL’s and HGCH’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and neither HTIL nor HGCH undertakes any obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. HTIL and HGCH caution readers that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from HTIL’s forward-looking statements can be found in HTIL’s filings with the United States Securities and Exchange Commission.

Hutchison Telecommunications International Limited	Hutchison Global Communications Holdings Limited

(incorporated in the Cayman Islands with limited liability)	(incorporated in Bermuda with limited liability)
(Stock Code: 2332)	(Stock Code: 757)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

TERMS OF THE OPTION OFFER

OTHER DETAILS RELATING TO THE PROPOSAL

DESPATCH OF SCHEME DOCUMENT AND OPTIONHOLDER LETTERS

DESPATCH OF CIRCULAR BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

Financial adviser to Hutchison Telecommunications International Limited

ABN AMRO Asia Corporate Finance Limited

Independent financial adviser to the Independent Board Committee of

Hutchison Global Communications Holdings Limited

Credit Suisse First Boston (Hong Kong) Limited

Summary of terms of the Option Offer

As stated in the Announcement, HTIL would make an appropriate offer to the Optionholders in accordance with the Takeovers Code. The Option Offer will provide that in respect of any Outstanding HGCH Share Options which, to the extent not exercised on or prior to the Record Date, will, subject to the Scheme becoming effective, lapse on the day immediately following the Record Date, each relevant Optionholder who accepts the Option Offer and lodges the Option Election Form by the prescribed deadline will be entitled to receive either the Option Cash Alternative or (where available) the Option Share Alternative.

Other details relating to the Proposal

Detailed terms and conditions of the Proposal are set out in the Scheme Document despatched on 7 June 2005. This announcement includes some details relating to the Proposal which are different from or not previously contained in the Announcement.

Despatch of Scheme Document, Optionholder Letters and HTIL Circular

The Scheme Document has been despatched to the HGCH Shareholders and the Optionholders on 7 June 2005. The Optionholder Letters and the HTIL Circular have been despatched to the Optionholders and the HTIL Shareholders respectively on the same day.

The respective notices of the Court Meeting and the Special General Meeting to be held on Wednesday, 29 June 2005 have been given by advertisement in English in The Standard and in Chinese in Hong Kong Economic Journal on 7 June 2005 and are contained in the Scheme Document.

Recommendations of the HGCH Independent Board Committee

The Scheme Document contains, among other things, a letter from the HGCH Independent Financial Adviser, giving its advice and recommendations to the HGCH Independent Board Committee on the Proposal and the Option Offer, and a letter from the HGCH Independent Board Committee containing its advice to the HGCH Independent Shareholders and the Optionholders in relation to the Proposal and the Option Offer. The HGCH Independent Shareholders and the Optionholders should consider carefully the factors, reasons and recommendations so contained before making a decision on the Proposal or the Option Offer.

Closure of registers of members of HGCH

For the purpose of determining the entitlements of the HGCH Independent Shareholders to attend and vote at the Court Meeting and the entitlements of the HGCH Shareholders to attend and vote at the Special General Meeting, the registers of members of HGCH in Bermuda and in Hong Kong will be closed from Thursday, 23 June 2005 to Wednesday, 29 June 2005 (both days inclusive). During such period no transfer of the HGCH Shares will be effected.

In the event that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting, the Scheme is sanctioned by the Supreme Court and the other Conditions are fulfilled or waived by HTIL, it is proposed that the latest time for dealing in the HGCH Shares on the Stock Exchange will be 4:00 p.m. on Monday, 11 July 2005 and that the registers of members of HGCH will be closed after 4:00 p.m. on Thursday, 14 July 2005 (or such other date as may be notified to the HGCH Shareholders by way of a press announcement) in order to establish entitlements under the Scheme. To qualify for entitlements under the Scheme, all transfer documentation for HGCH Shares accompanied by the relevant share certificates must be lodged with the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration by not later than 4:00 p.m. on Thursday, 14 July 2005. The latest dates and times for the book close and for lodging transfer documentation with the branch share registrar for registration as stated in this announcement supersede any different dates and/or times specified in the Scheme Document in case of inconsistencies.

Conditions of the Proposal and the Option Offer

Shareholders and/or potential investors in HGCH and HTIL should be aware that the implementation of the Proposal is subject to the Conditions as detailed in the Scheme Document being fulfilled or waived, as applicable, and thus the Proposal may or may not become effective. HTIL and HGCH are satisfied that Conditions (f), (g), (h) and (i) (as set out in the Scheme Document) have been fulfilled or waived by HTIL. Subject to all the Conditions being fulfilled or waived, as applicable, the Scheme is expected to become effective on Friday, 15 July 2005. The Option Offer is conditional on the Proposal becoming effective and binding. The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct) and HGCH Shareholders will be notified accordingly by press announcement.

Other Information

The Scheme Document also contains information relating to, among other things, the expected timetable, financial effects of the Proposal and the Option Offer on HTIL, financial impact on HTIL, shareholding structure of HTIL, indebtedness of each of the HTIL Group and the HGCH Group, and future intentions of HTIL.

Shareholders and/or potential investors in HGCH and HTIL are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

Reference is made to the joint announcement dated 3 May 2005 made by HTIL and HGCH (the “Announcement”), the announcement dated 25 May 2005 made by HTIL and the announcement dated 6 June 2005 made by HGCH. Terms defined in the composite document despatched to the HGCH Shareholders and the Optionholders on 7 June 2005 containing, among other things, details of the Scheme (the “Scheme Document”) shall have the same meanings when used in this announcement unless the context requires otherwise.

SUMMARY OF TERMS OF THE OPTION OFFER

As stated in the Announcement, HTIL would make an appropriate offer to the Optionholders in accordance with the Takeovers Code. The Scheme Document and letters to the Optionholders (the “Optionholder Letters”) all despatched on 7 June 2005 set out the terms and conditions of an offer made to them by ABN AMRO on behalf of HTIL (the “Option Offer”) as detailed in the Scheme Document.

As at 3 June 2005, being the latest practicable date for ascertaining certain information contained in the Scheme Document (the “Latest Practicable Date”), there were 110,400,000 Outstanding HGCH Share Options, of which 25,000,000 were held by HGCH Directors and the remaining were held by other eligible participants under the HGCH Share Option Scheme, with exercise prices ranging from HK$0.34 to HK$0.94 per Option.

If any of the Outstanding HGCH Share Options are exercised on or prior to the Record Date, any HGCH Shares issued as a result of the exercise of such Outstanding HGCH Share Options will be subject to, and eligible to participate in, the Scheme.

The Option Offer provides that in respect of any Outstanding HGCH Share Options, to the extent not exercised on or prior to the Record Date, they will, subject to the Scheme becoming effective, lapse on the day immediately following the Record Date. Each relevant Optionholder who accepts the Option Offer and lodges the relevant election forms for acceptance of the Option Offer and election of the form of consideration (the “Option Election Forms”) by the prescribed deadline will be entitled to receive either the cash alternative under the Option Offer (the “Option Cash Alternative”) or (where available) the share alternative under the Option Offer (the “Option Share Alternative”) (the “Option Lapsing Consideration”) as follows if the Option Offer becomes unconditional:

Exercise price of Outstanding HGCH Share Options	Option Share Alternative	Option Cash Alternative
HK$0.34	for every 20.3 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.31 in cash

HK$0.41	for every 25.1 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.24 in cash

HK$0.48	for every 32.9 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.17 in cash

HK$0.94	not available	for every 50,000 such Outstanding HGCH Share Options unexercised as at the Record Date, HK$0.01 in cash

Each holder of Outstanding HGCH Share Options with exercise prices ranging from HK$0.34 to HK$0.48 per Option, and who has Outstanding HGCH Share Options unexercised as at the Record Date, may elect whether to accept the Option Offer and, if so, may elect either the Option Cash Alternative or the Option Share Alternative, but not a combination of both, as the form of Option Lapsing Consideration in respect of the lapsing of the Outstanding HGCH Share Options. The Option Share Alternative represents the amount (in terms of number of HTIL Shares based on the ratio of every 21 Scheme Shares for 2 HTIL Shares) by which the implied value of the Share Alternative (being approximately HK$0.7048 based on the closing price of HK$7.40 per HTIL Share on 29 April 2005, the trading day immediately prior to 3 May 2005, the Announcement Date) exceeds the exercise price of the relevant Outstanding HGCH Share Option.

It is stated in the Announcement that HTIL will not revise the terms of the Proposal as set out in the relevant section of the Announcement. In addition, HTIL will not revise the terms of the Option Lapsing Consideration as set out above.

The Option Cash Alternative represents the “see-through” price of that Outstanding HGCH Share Option, being the amount by which the value of the Cash Alternative exceeds the exercise price of that Outstanding HGCH Share Option.

As at the Latest Practicable Date, there were five holders of Outstanding HGCH Share Options with an exercise price of HK$0.94 per Option. If an Optionholder elects to accept the Option Offer and lodges the Option Election Form by the prescribed deadline, he/she will be entitled to receive HK$0.01 for every 50,000 Outstanding HGCH Share Options held by him/her unexercised as at the Record Date as Option Lapsing Consideration, which is a nominal sum considering that the exercise price of such Options exceeds the value of the Cash Alternative. None of such Optionholders will be entitled to elect the Option Share Alternative.

Pursuant to the Option Offer, HTIL will issue new HTIL Shares to any relevant Optionholder (not being a Optionholder who is a connected person of HWL or of HTIL (the “Connected Optionholder”)) validly electing the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of the lapsing of the relevant Outstanding HGCH Share Options unexercised as at the Record Date.

Following the Scheme becoming effective, to the extent that any relevant Connected Optionholders validly elect the Option Share Alternative (where available) as the form of Option Lapsing Consideration in respect of their holdings of the Outstanding HGCH Share Options, HTIL will pursuant to the HWL Vendor Share Arrangement procure the HWL Vendor to transfer such number of its holding of HTIL Shares in issue as to satisfy the election and will in return assume an indebtedness owing to the HWL Vendor in the amount of the value of the Option Share Alternative satisfied on HTIL’s behalf together with any stamp duty incurred in connection with such transfer. One purpose of making available the HWL Vendor Share Arrangement is to enable satisfaction of the Option Share Alternative validly elected by any Connected Optionholder without involving an issue of new HTIL Shares to any connected person of HWL or of HTIL.

Fractions of HTIL Shares will not be issued or transferred to the relevant Optionholders. The number of HTIL Shares to be issued or transferred to each relevant Optionholder under the Option Offer will be rounded down to the nearest integer.

However, in case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Optionholder (or, in the case of an overseas Connected Optionholder, the transfer of HTIL Shares by HWL Vendor to such Connected Optionholder) who has accepted the Option Offer and, where available, validly elected to receive the Option Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Optionholder or overseas Connected Optionholder instead at the value of the Option Cash Alternative. On or before despatch of the Option Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Optionholders or overseas Connected Optionholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

OTHER DETAILS RELATING TO THE PROPOSAL

Detailed terms and conditions of the Proposal are set out in the Scheme Document. The following includes some details relating to the Proposal which are different from or not previously contained in the Announcement:

Fractions of HTIL Shares under the Share Alternative

In relation to the Share Alternative under the Scheme, fractions of HTIL Shares will not be issued or transferred to the Scheme Shareholders. The number of HTIL Shares to be issued or transferred to each Scheme Shareholder under the Proposal will be rounded down to the nearest integer.

Nominee shareholders

Any Scheme Shareholder who holds Scheme Shares as a nominee, trustee or registered holder in any other capacity will not be treated differently from any other registered holder. Any beneficial owner of Scheme Shares whose shares are registered in the name of a nominee, trustee or registered holder in any other capacity should make arrangements with such nominee, trustee or registered holder in relation to the Scheme and the election of the form of the Cancellation Consideration, and may consider whether it wishes to arrange for the registration of the relevant shares in the name of the beneficial owner prior to the Record Date.

Overseas Scheme Shareholders

In case where the HTIL Directors have been advised by the legal advisers to HTIL that the allotment and issue of the new HTIL Shares to an overseas Scheme Shareholder (or, in the case of an overseas Connected Scheme Shareholder, the transfer of HTIL Shares by HWL Vendor to such Connected Scheme Shareholder) pursuant to the Share Alternative may be prohibited by any relevant law or may only be effected after compliance with conditions or requirements which the HTIL Directors regard as unduly burdensome or onerous by reason of delay or otherwise, subject to the Executive granting a waiver under Note 3 to Rule 8 of the Takeovers Code (unless such waiver is not required by the Executive), HTIL may make a cash payment to such overseas Scheme Shareholder or overseas Connected Scheme Shareholder instead at the value of the Cash Alternative. On or before despatch of the Election Forms, HTIL will issue an announcement identifying the jurisdictions to which the relevant overseas Scheme Shareholders or Connected Scheme Shareholders relate and in respect of whom the Executive has granted a waiver under Note 3 to Rule 8 of the Takeovers Code, if required.

Allotment of HTIL Shares

The HTIL Shares to be issued pursuant to the Proposal and the Option Offer will be issued and credited as fully paid up and will rank pari passu with the existing HTIL Shares at the date of issue and will be allotted and issued at the closing price per HTIL Share as quoted on the Stock Exchange on the date of issue pursuant to the general mandate granted to the HTIL Directors at the annual general meeting of HTIL held on 5 May 2005.

HGCH Shareholders, Optionholders and other investors should note the other terms and conditions of the Proposal and of the Option Offer as contained in the Scheme Document.

ODD LOT TRADING ARRANGEMENT

In order to facilitate the trading of odd lots of HTIL Shares issued (or, in the case of a Connected Scheme Shareholder or a Connected Optionholder, transferred by the HWL Vendor) under the Share Alternative and the Option Share Alternative, HTIL has appointed BOCI Securities Limited (the “Agent”) to provide the service to match the sale and purchase of odd lots of such HTIL Shares during the period from Friday, 29 July 2005 to Monday, 31 October 2005, both days inclusive. Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Share Alternative or the Option Share Alternative who wish to take advantage of this facility may contact the Agent during the aforesaid period. Contact details of the Agent can be found in the Scheme Document.

Holders of HTIL Shares issued or transferred (as the case may be) in odd lots under the Share Alternative or Option Share Alternative should note that the matching of the sale and purchase of odd lots of HTIL Shares is not guaranteed. Such HTIL Shareholders are advised to consult their professional advisers if they are in doubt about the facility described above.

DESPATCH OF SCHEME DOCUMENT AND OPTIONHOLDER LETTERS

The Scheme Document containing details of the Scheme under Section 99 of the Companies Act has been despatched to the HGCH Shareholders and the Optionholders on 7 June 2005.

The Scheme Document contains, among other things, further details of the Proposal and the Scheme, further details of the Option Offer, the expected timetable, the explanatory statement in compliance with Section 100 of the Companies Act, information regarding the HTIL Group and the HGCH Group, and the letters from the HGCH Independent Board Committee and Credit Suisse First Boston (Hong Kong) Limited (“CSFB”), the independent financial adviser to the HGCH Independent Board Committee (the “HGCH Independent Financial Adviser”) respectively.

The Optionholder Letters have been despatched to the Optionholders by ABN AMRO on behalf of HTIL on 7 June 2005.

RECOMMENDATIONS OF THE HGCH INDEPENDENT BOARD COMMITTEE

The Scheme Document contains, among other things, a letter from CSFB, the HGCH Independent Financial Adviser, giving its advice and recommendations to the HGCH Independent Board Committee on the Proposal and the Option Offer, and a letter from the HGCH Independent Board Committee containing its advice to the HGCH Independent Shareholders and the Optionholders in relation to the Proposal and the Option Offer. The HGCH Shareholders and the Optionholders are urged to read carefully the letter from CSFB and the letter from the HGCH Independent Board Committee as set out in the Scheme Document.

The following is extracted from the letter from the HGCH Board set out in the Scheme Document:

In the letter from CSFB to the HGCH Independent Board Committee as set out in the Scheme Document, CSFB states that it considers the terms of the Proposal to be fair and reasonable from a financial point of view to the HGCH Independent Shareholders and as such, the HGCH Independent Shareholders should vote in favour of the Proposal. In its letter, CSFB also states that it considers the terms of the Option Offer to be fair and reasonable from a financial point of view so far as the relevant Optionholders are concerned. The HGCH Shareholders and the Optionholders are urged to read carefully the letter from CSFB as set out in the Scheme Document.

The HGCH Independent Board Committee, having taken into account the opinion of CSFB and, in particular, the factors, reasons and recommendations as set out in the letter from CSFB as contained in the Scheme Document, considers that the terms of the Proposal are fair and reasonable from a financial point of view to the HGCH Independent Shareholders and the terms of the Option Offer are fair and reasonable from a financial point of view so far as the relevant Optionholders are concerned. Accordingly, the HGCH Independent Board Committee recommends the HGCH Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and to vote in favour of the special resolution to approve the implementation of the Proposal at the Special General Meeting, and recommends the relevant Optionholders to accept the Option Offer if the Outstanding HGCH Share Options are not exercised on or prior to the Record Date. The HGCH Shareholders and the Optionholders are urged to read carefully the letter from the HGCH Independent Board Committee as set out in the Scheme Document.

Actions to be taken by the HGCH Shareholders and the Optionholders are set out in the Scheme Document and the Optionholder Letters (as the case may be).

COURT MEETING AND SPECIAL GENERAL MEETING FOR HGCH

The Court Meeting has been convened to be held at 4:00 p.m. on Wednesday, 29 June 2005 at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong. The Special General Meeting has been convened to be held at 4:30 p.m. on the same date (or so soon thereafter as the Court Meeting shall have been concluded or adjourned) at the same place for the purpose of considering, and if thought fit, passing a special resolution to approve the implementation of the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH). Notice of the Court Meeting and notice of the Special General Meeting have been given by advertisement in English in The Standard and in Chinese in Hong Kong Economic Journal on 7 June 2005 and are contained in the Scheme Document.

As at the Latest Practicable Date, the HTIL Group was interested in 3,626,888,793 HGCH Shares, representing approximately 52.53% of the issued share capital of HGCH. In view of the interests of the HTIL Group in the Proposal, members of the HTIL Group are not entitled to vote on the Scheme at the Court Meeting. In addition, 571,355,835 HGCH Shares were held by HGCH Shareholders who are parties acting in concert with the HTIL Group as at the Latest Practicable Date. Such HGCH Shareholders are also not entitled to vote at the Court Meeting. Further, there are directors of HWL and its subsidiaries in respect of whom the Executive has granted a ruling on 27 May 2005 (and supplemented on 1 June 2005) that they are not presumed to be acting in concert with the HTIL Group on condition that any votes which such directors (who are also HGCH Independent Shareholders) may cast in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code (the “Disinterested Directors”). Any votes cast by Disinterested Directors in respect of HGCH Shares held by them respectively at the Court Meeting will not be counted for the purposes of Rule 2.10 of the Takeovers Code according to the said ruling granted by the Executive, but will be counted for the purposes of Section 99 of the Companies Act.

CLOSURE OF REGISTERS OF MEMBERS OF HGCH

For the purpose of determining the entitlements of the HGCH Independent Shareholders to attend and vote at the Court Meeting and the entitlements of the HGCH Shareholders to attend and vote at the Special General Meeting, the registers of members of HGCH in Bermuda and in Hong Kong will be closed from Thursday, 23 June 2005 to Wednesday, 29 June 2005 (both days inclusive). During such period no transfer of the HGCH Shares will be effected. In order to qualify to vote at the Court Meeting and the Special General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by not later than 4:00 p.m. on Wednesday, 22 June 2005. Any HGCH Shareholders selling or transferring their HGCH Shares after such period will not be qualified for entitlements under the Scheme.

In the event that the Scheme is approved at the Court Meeting, the HGCH Shareholders approve its implementation at the Special General Meeting, the Scheme is sanctioned by the Supreme Court and the other Conditions are fulfilled or waived by HTIL, it is proposed that the latest time for dealing in the HGCH Shares on the Stock Exchange will be 4:00 p.m. on Monday, 11 July 2005 and that the registers of members of HGCH will be closed after 4:00 p.m. on Thursday, 14 July 2005 (or such other date as may be notified to the HGCH Shareholders by way of a press announcement) in order to establish entitlements under the Scheme. To qualify for entitlements under the Scheme, all transfer documentation for HGCH Shares accompanied by the relevant share certificates must be lodged with the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration by not later than 4:00 p.m. on Thursday, 14 July 2005. The latest dates and times for the book close and for lodging transfer documentation with the branch share registrar for registration as stated in this announcement supersede any different dates and/or times specified in the Scheme Document in case of inconsistencies.

CONDITIONS OF THE PROPOSAL AND THE OPTION OFFER

Shareholders and/or potential investors in HGCH and HTIL should be aware that the implementation of the Proposal is subject to the Conditions as detailed in the Scheme Document being fulfilled or waived, as applicable, and thus the Proposal may or may not become effective. HTIL and HGCH are satisfied that Conditions (f), (g), (h) and (i) (as set out in the Scheme Document) have been fulfilled or waived by HTIL. Subject to all the Conditions being fulfilled or waived, as applicable, the Scheme is expected to become effective on Friday, 15 July 2005. The Option Offer is conditional on the Proposal becoming effective and binding. The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct) and the HGCH Shareholders will be notified accordingly by press announcement.

The HGCH Directors intend that the listing of the HGCH Shares on the Stock Exchange will be withdrawn if the Scheme is approved and the Proposal is implemented and be maintained in the event that the Scheme is not approved or lapses and/or the Proposal is not implemented.

Shareholders and/or potential investors in HGCH and HTIL are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

EXPECTED TIMETABLE

The following is the expected timetable for approval and implementation of the Proposal and the Option Offer which is also set out in the Scheme Document (with slight modification for the purpose of this announcement), together with a summarised version of the notes to the expected timetable:

2005
Latest time for lodging transfers of the HGCH Shares to qualify for attending the Court Meeting and the Special General Meeting	4:00 p.m. on Wednesday, 22 June
Book close dates of the registers of members of HGCH (Note 1)	Thursday, 23 June to Wednesday, 29 June
Latest time for lodging forms of proxy in respect of (Notes 2 and 4): Court Meeting	4:00 p.m. on Monday, 27 June
Special General Meeting	4:30 p.m. on Monday, 27 June
Court Meeting (Note 3)	4:00 p.m. on Wednesday, 29 June
Special General Meeting (Note 3)	4:30 p.m. on Wednesday, 29 June or so soon thereafter as the Court Meeting shall have been concluded or adjourned
Press announcement of results of the Court Meeting and the Special General Meeting in The Standard and Hong Kong Economic Journal	Thursday, 30 June
Supreme Court hearing of the petition to sanction the Scheme (Note 4)	Friday, 8 July
Press announcement of, inter alia, results of the sanction by the Supreme Court in The Standard and Hong Kong Economic Journal	Monday, 11 July
Latest time for dealing in the HGCH Shares	4:00 p.m. on Monday, 11 July
Latest time for lodging transfers of the HGCH Shares to qualify for entitlements under the Scheme	4:00 p.m. on Thursday, 14 July
Book close date of the registers of members of HGCH (Note 5)	Friday, 15 July
Record Date	9:00 p.m. on Friday, 15 July
Effective Date (Notes 4 and 6)	Friday, 15 July
Withdrawal of the listing of the HGCH Shares on the Stock Exchange becomes effective (Note 6)	9:30 a.m. on Monday, 18 July
Despatch of Election Forms to Scheme Shareholders who are qualified for entitlements under the Scheme	Monday, 18 July
Despatch of Option Election Forms to Optionholders who have Outstanding HGCH Share Options not exercised on or prior to the Record Date	Monday, 18 July
Election period opens for Scheme Shareholders and Optionholders (Notes 7 and 8)	Monday, 18 July
Period during which odd lot trading arrangements in relation to HTIL Shares are provided	Friday, 29 July to Monday, 31 October
Latest time for lodging Election Forms and Option Election Forms (Notes 7 and 8)	4:00 p.m. on Monday, 1 August
Cheques for cash entitlements or share certificates of HTIL Shares under the Scheme and the Option Offer to be despatched on or before (Note 9)	Thursday, 11 August

Notes:

1.	The registers of members of HGCH kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining entitlements of the HGCH Independent Shareholders to attend and vote at the Court Meeting and of the HGCH Shareholders to attend and vote at the Special General Meeting. This book close period is not for determining entitlements under the Scheme. Any HGCH Shareholders selling or transferring their HGCH Shares after such period will not be qualified for entitlements under the Scheme.

2.	Forms of proxy should be lodged with the principal office of HGCH in Hong Kong at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong as soon as possible and in any event not later than the relevant times and dates stated above or, in the case of the pink forms of proxy in respect of the Court Meeting, they may be handed to the chairman of the Court Meeting at the Court Meeting.

3.	The Court Meeting and the Special General Meeting will be held at Java II & III, 2nd Floor, Harbour Plaza North Point, 665 King’s Road, North Point, Hong Kong at the times and dates specified above.

4.	All references in this announcement to times and dates are references to Hong Kong times and dates other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme and the Effective Date, which are references to the relevant date in Bermuda. For the period from the date of this announcement to 29 October 2005, Bermuda time is 11 hours behind Hong Kong time and will be 12 hours behind Hong Kong time thereafter.

5.	The registers of members of HGCH kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

6.	The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the Supreme Court order is delivered to the Registrar of Companies in Bermuda for registration and is registered. Registration is expected to take place on Friday, 15 July 2005 (Bermuda time) if the Scheme has sanctioned by the Supreme Court and all of the Conditions (other than such registration of the Supreme Court order) have been fulfilled or waived. However, in the event that not all of the Conditions (other than Conditions (c) and (d)) have been fulfilled (or, as applicable, waived) by Friday, 8 July 2005, being the proposed date of the Supreme Court hearing of the petition to sanction the Scheme, the timetable of events thereafter will be subject to change. HGCH Independent Shareholders should note the Conditions as set out in the Scheme Document. It is expected that the listing of the HGCH Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 18 July 2005.

7.	Election Forms, duly completed in accordance with the instructions on them, must be lodged with the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited so as to reach them no later than 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified through press announcement, failing which the Scheme Shareholders will receive the Share Alternative in respect of his entire holding of Scheme Shares if the Scheme becomes effective.

8.	Option Election Forms, duly completed in accordance with the instructions on them, must be lodged with the principal office of HTIL in Hong Kong so as to reach them no later than 4:00 p.m. on Monday, 1 August 2005 or such later date and time as may be notified to the Optionholders by ABN AMRO on behalf of HTIL, failing which the Optionholders to whom the Option Offer is made will not receive any Option Lapsing Consideration.

9.	A cheque for the amount in respect of the cash entitlements or share certificates of HTIL Shares under the Scheme and the Option Offer will be despatched within 10 days from the receipt of the duly completed Election Form or Option Election Form (as the case may be) concerned.

It should be noted that the above expected timetable is subject to change. Further announcement will be made in the event that there is any change.

FINANCIAL EFFECTS OF THE PROPOSAL AND THE OPTION OFFER

The Scheme Document contains information on the financial effects of the Proposal and the Option Offer on HTIL, which is extracted below:

Cash Alternative

With regard to the effect under the Cash Alternative, it is assumed that all Scheme Shareholders elect this alternative, including the relevant Optionholders who are assumed to have exercised all of the Outstanding HGCH Share Options on or prior to the Record Date, which will require HTIL to make a cash payment in aggregate of approximately HK$2,202 million to the Scheme Shareholders. It is assumed for this purpose to be funded by interest only external debt. On the basis of the terms of the Proposal and the terms of the Option Offer as stated in the Scheme Document and the Optionholder Letters respectively, the following impact would be noted:

(a)	Profits

There will be (1) an additional interest charge from the borrowing of HK$2,202 million; and (2) an increase in net profit attributable to the HTIL Shareholders from the elimination of minority interest.

(b)	Liabilities

The total External Debt of the HTIL Group will increase by approximately HK$2,202 million.

(c)	Goodwill

Goodwill of the HTIL Group will increase by HK$2,144 million due to the amount paid over the book value of the HGCH minority shareholders’ share of the net assets of HGCH at 1 January 2004.

For the financial year ended 31 December 2004, the earnings per HTIL Share were HK$0.02 whilst the net asset value per HTIL Share at 31 December 2004 was HK$3.17, and assuming that the Proposal had been completed on 1 January 2004, the earnings per HTIL Share and the net asset value per HTIL Share would be HK$0.01 and HK$3.17 respectively.

Share Alternative

With regard to the effect under the Share Alternative, it is assumed that all Scheme Shareholders elect this alternative, including the relevant Optionholders who are assumed to have exercised all of the Outstanding HGCH Share Options on or prior to the Record Date, which will require HTIL to issue approximately 323 million HTIL Shares (assuming that the HWL Vendor Share Arrangement has not been utilised at all) to the Scheme Shareholders, with an aggregate value of approximately HK$2,388 million based on a market price of HK$7.40 at the time of share issuance. It is important to note that this price is for illustrative purposes only for the preparation of this analysis and should not be construed as an estimate of the closing price of the HTIL Shares if the Share Alternative is elected. On the basis of the terms of the Proposal and the terms of the Option Offer as stated in the Scheme Document and the Optionholder Letters respectively, the following impact would be noted:

(a)	Profits

The effect on net profit attributable would be an increase in net profit attributable to the HTIL Shareholders from the elimination of minority interest.

(b)	Shareholders’ Funds

The shareholders’ fund of the HTIL Group will increase due to two effects of the Share Alternative: (1) an increase in Share Capital and Reserves in the amounts of HK$81 million and HK$2,307 million, respectively, or in aggregate HK$2,388 million, which relates to the estimated fair value (at a share price of HK$7.40) of the HTIL Shares being issued to HGCH Shareholders; and (2) a decrease in accumulated losses due to the elimination of minority interest.

(c)	Goodwill

The Goodwill of the HTIL Group will increase by HK$2,330 million due to the amount paid over the book value of the HGCH minority shareholders’ share of the net assets of HGCH at 1 January 2004.

For the financial year ended 31 December 2004, the earnings per HTIL Share were HK$0.02 whilst the net asset value per HTIL Share at 31 December 2004 was HK$3.17, and assuming that the Proposal had been completed on 1 January 2004, the earnings per HTIL Share and the net asset value per HTIL Share would be HK$0.02 and HK$3.47 respectively.

FINANCIAL IMPACT ON HTIL

The Scheme Document also contains information on the financial impact of the Proposal and the Option Offer on HTIL, which is extracted below:

Whether (i) the election of the Cancellation Consideration is in a form of the Share Alternative or the Cash Alternative, (ii) the Option Offer is accepted in full, and (iii) whether the election of the Option Lapsing Consideration is in a form of the Option Share Alternative or the Option Cash Alternative, save to the extent disclosed in the section headed “Financial Effects of the Proposal and the Option Offer” in the Scheme Document which is extracted above, the implementation of the Proposal and the Option Offer is not expected to have a material financial impact on HTIL. ABN AMRO, the financial adviser to HTIL, is satisfied that sufficient financial resources are available to HTIL for the implementation of the Proposal and the Option Offer.

SHAREHOLDING STRCTURE OF HTIL

The Scheme Document contains the following information relating to the shareholding structure of HTIL:

The table below sets out the shareholding structure of HTIL as at the Latest Practicable Date and immediately following implementation of the Proposal and completion of the Option Offer assuming that none of the Outstanding HGCH Share Options has been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal, all relevant Optionholders accept the Option Offer and (where available) elect for the Option Share Alternative and the HWL Vendor Share Arrangement is not utilised other than in respect of 25,000,000 Outstanding HGCH Share Options held by the Connected Optionholders:

HTIL Shareholders	As at the Latest Practicable Date		Immediately following implementation of the Proposal
	Number of HTIL Shares	%	Number of HTIL Shares	%
HTIL ultimate holding company (Notes 1 and 2)	3,157,033,347	70.16	3,156,273,929	65.56
Others (Note 2)	1,342,966,653	29.84	1,658,294,683	34.44

Total	4,500,000,000	100.00	4,814,568,612	100.00

Notes:

(1)	The ultimate holding company of HTIL is HWL. The controlling shareholder of HWL is Cheung Kong (Holdings) Limited.

(2)	Pursuant to the exercise of HWL’s Option, more particularly described in the HTIL Prospectus and the HWL Connected Transaction Announcements, DoCoMo acquired an aggregate of 187,966,653 HTIL Shares, representing approximately 4.2% of HTIL’s issued share capital. DoCoMo has given notice of its intention to exercise DoCoMo’s Option thereby requiring HWL to purchase or procure the purchase of all the HTIL Shares acquired pursuant to the exercise of HWL’s Option. HWL intends to acquire all such HTIL Shares prior to implementation of the Proposal.

The table below sets out the shareholding structure of HTIL as at the Latest Practicable Date and immediately following implementation of the Proposal assuming that all of the Outstanding HGCH Share Options have been exercised on or prior to the Record Date, all Scheme Shareholders elect for the Share Alternative under the Proposal and the HWL Vendor Share Arrangement is not utilised:

HTIL Shareholders	As at the Latest Practicable Date		Immediately following implementation of the Proposal
	Number of HTIL Shares	%	Number of HTIL Shares	%
HTIL ultimate holding company (Notes 1 and 2)	3,157,033,347	70.16	3,157,033,347	65.46
Others (Note 2)	1,342,966,653	29.84	1,665,584,478	34.54

Total	4,500,000,000	100.00	4,822,617,825	100.00

Notes:

(1)	The ultimate holding company of HTIL is HWL. The controlling shareholder of HWL is Cheung Kong (Holdings) Limited.

(2)	Pursuant to the exercise of HWL’s Option, more particularly described in the HTIL Prospectus and the HWL Connected Transaction Announcements, DoCoMo acquired an aggregate of 187,966,653 HTIL Shares, representing approximately 4.2% of HTIL’s issued share capital. DoCoMo has given notice of its intention to exercise DoCoMo’s Option thereby requiring HWL to purchase or procure the purchase of all the HTIL Shares acquired pursuant to the exercise of HWL’s Option. HWL intends to acquire all such HTIL Shares prior to implementation of the Proposal.

INDEBTEDNESS

The Scheme Document also contains information on the indebtedness of the HTIL Group and the HGCH Group respectively, which is extracted below:

HTIL Group

As at the close of business on 31 March 2005, the HTIL Group had outstanding borrowings totalling HK$17,833 million comprising bank overdrafts of approximately HK$7 million, bank loans of approximately HK$16,476 million, other loans of approximately HK$1,348 million and debentures of approximately HK$2 million. Of these borrowings, bank and other loans and debentures of the HTIL Group were secured to the extent of approximately HK$4,041 million.

As at 31 March 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$5,248 million and HK$91 million, respectively, were used as collateral for certain of the borrowings.

As at 31 March 2005, the HTIL Group had contingent liabilities in respect of performance guarantees amounting to HK$839 million. In addition, the HTIL Group had contingent liabilities in India in respect of sales and service taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims as at 31 March 2005 amounted to HK$294 million.

The HTIL Group had entered into a currency and interest rate swap arrangement with a bank to swap floating rate US dollar borrowings of HK$623 million into fixed rate Indian Rupees borrowings at 4.3% per annum for hedging purposes. It had also entered into currency swap arrangement with banks to swap Japanese Yen borrowings of HK$4,915 million and US dollar borrowings of HK$208 million into Thai Baht borrowings to match currency exposure of the underlying businesses.

Save as disclosed above, the HTIL Group did not have any other outstanding bank overdrafts, loans or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities as at 31 March 2005.

HGCH Group

As at the close of business on 31 March 2005, the HGCH Group had outstanding borrowings totalling HK$183 million, comprising bank overdrafts of approximately HK$5 million, bank loans of approximately HK$147 million, other loans of approximately HK$31 million and obligations under finance lease of approximately HK$0.1 million. Of these borrowings, bank and other loans of the HGCH Group were secured to the extent of approximately HK$16 million.

In addition, as at 31 March 2005, the HGCH Group had convertible note of HK$3,200 million issued to an intermediate holding company and long term loan due to a fellow subsidiary of approximately HK$3,896 million.

As at 31 March 2005, fixed assets of certain subsidiary companies amounting to HK$25 million were used as collateral for certain of the borrowings.

As at 31 March 2005, HGCH had given guarantees of approximately HK$187 million in favour of banks for securing banking facilities granted to subsidiaries, and guarantees of approximately HK$144 million to suppliers for credit lines granted to subsidiaries. The HGCH Group had given performance guarantees to various parties in respect of the provision of services for approximately HK$5 million and guarantees to CLP Power Hong Kong Limited in lieu of cash deposit for HK$4 million.

Save as disclosed above, the HGCH Group did not have any other outstanding bank overdrafts, loans or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities as at 31 March 2005.

FUTURE INTENTIONS OF HTIL

The Scheme Document sets out information relating to the future intentions of HTIL, which is extracted below:

HTIL is already the majority and controlling shareholder of HGCH, whose results are consolidated into HTIL’s financial results.

If the Scheme is approved and the Proposal is implemented, HTIL intends to continue with the business of HGCH and has no intention, as a result of the implementation of the Proposal, to introduce any major changes to the business of HGCH, to discontinue the employment of any employees of HGCH, or to redeploy any fixed assets of the HGCH Group. The privatisation will also provide for greater operating flexibility in maximising the opportunities and synergies afforded in working with other members of the HTIL Group.

If the Scheme is not approved or the Proposal is not implemented, HTIL intends to continue exercising its control over HGCH as its subsidiary, continue with HGCH’s business and maintain the listing of the HGCH Shares on the Main Board of the Stock Exchange.

As an ongoing and continual process, HTIL will (in consultation with HGCH) review, consider and implement, if and when appropriate, any and all appropriate measures to enhance financial performance and operational and strategic efficiency of HGCH Group’s businesses.

DESPATCH OF HTIL CIRCULAR BY HTIL

The Proposal and the Option Offer constitute a discloseable and connected transaction for HTIL under the Listing Rules. Pursuant to Rule 14.38 of the Listing Rules, HTIL is required to send a circular to the HTIL Shareholders (the “HTIL Circular”) within 21 days after publication of the Announcement. As stated in the announcement of HTIL dated 25 May 2005, an application had been made to the Stock Exchange for an extension of time for the despatch of the HTIL Circular until the time limit for despatch of the Scheme Document under the Takeovers Code. The Stock Exchange has granted the extension, and the HTIL Circular has been despatched to the HTIL Shareholders on 7 June 2005.

GENERAL

Shareholders and/or potential investors in HGCH and HTIL should note other information relating to the Proposal, the Option Offer, the HGCH Group and the HTIL Group, and other details, as contained in the Scheme Document and the HTIL Circular.

Further announcement will be made in relation to the Proposal and the Scheme as and when appropriate.

HTIL DIRECTORS AND HGCH DIRECTORS

As at the date of this announcement, the HTIL Directors are: Mr. Dennis Pok Man LUI, Mr. Tim PENNINGTON, Mr. CHAN Ting Yu and Mr. WOO Chiu Man, Cliff (HTIL Executive Directors); Mr. FOK Kin-ning, Canning (Chairman), Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT (HTIL Non-Executive Directors); and Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY (HTIL Independent Non-Executive Directors).

As at the date of this announcement, the HGCH Directors are: Mr. FOK Kin-ning, Canning (Chairman), Mr. LAI Kai Ming, Dominic (Deputy Chairman), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, Mr. Dennis Pok Man LUI, Mr. WONG King Fai, Peter, Mr. KAN Ka Wing, Frankie, Ms. CHAN Wen Mee, May (Michelle) and Mr. LAM Hon Nam (HGCH Executive Directors); Mr. Tuan LAM and Mr. YANG Paul Chunyao (alternate to Mr. Tuan Lam) (HGCH Non-Executive Directors); Mr. CHENG Ming Fun, Paul, Mr. CHEONG Ying Chew, Henry and Dr. LAM Lee G. (HGCH Independent Non-Executive Directors).

By Order of the Board Hutchison Telecommunications International Limited Edith Shih	By Order of the Board Hutchison Global Communications Holdings Limited Edith Shih
Company Secretary	Company Secretary
Hong Kong, 7 June 2005

The HTIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The HGCH Directors jointly and severally accept full responsibility for the accuracy of the information (other than that relating to HTIL) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

*	For identification purposes only